SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

SULTAN MINERALS PROVIDES ANNUAL PROJECT UPDATE AND 2007 PLANS

Vancouver, B.C. – April 2, 2007 – Sultan Minerals Inc. (TSXV: SUL) (Frankfurt: RZN) is a Canadian exploration company concentrating on advanced exploration of its 100% owned Jersey-Emerald Molybdenum and Tungsten Property, formerly Canada's second largest tungsten mine, and its 100% owned Kena Gold Property. Both properties were former producing mines in southeastern British Columbia.

JERSEY-EMERALD PROPERTY, BRITISH COLUMBIA

The 9,500-hectare Jersey-Emerald Property is located in southeastern British Columbia, 10 kilometres southeast of the mining community of Salmo. The Property is host to the former Emerald Tungsten Mine, the former Jersey Lead-Zinc Mine and the recently discovered Dodger Molybdenum deposit.

Emerald Tungsten Mine:

The Emerald Tungsten Mine was Canada's second largest producing tungsten mine until 1973 when it closed due to low metal prices. The mine was operated by Canex, a subsidiary of Placer Dome. In November 2006 an initial NI 43-101 compliant resource evaluation of the Emerald mine was completed by Sultan. The study shows that at a cut-off grade of 0.15% tungsten (WO_3) there remains a measured plus indicated tungsten resource of 2,510,000 tons averaging 0.37% WO_3 with an additional inferred resource of 1,210,000 tons averaging 0.40% WO_3. The study shows that the resource may be significantly expanded with additional diamond drilling.

Following the resource estimate, diamond drilling has continued and in December 2006 four diamond drill holes successfully intersected a sizeable zone of low-grade, bulk tonnage, tungsten mineralization with associated gold values in the recently identified East Emerald Tungsten Zone. Surface drilling has been suspended for the winter but underground drilling is continuing. In conjunction with the drill program, Wardrop Engineering Inc. is undertaking a Scoping Study on the tungsten mineralization. The Scoping Study, which includes a conceptual mine design, is expected to be completed by the end of April 2007.

Dodger Molybdenum Zone:

The East Dodger Molybdenum Zone was discovered in 2005 by Sultan during follow-up of reports of extensive molybdenum mineralization seen in historic underground workings and diamond drill holes at the former Emerald Tungsten Mine. Diamond drilling was initiated in April 2005 and the second hole returned an impressive 0.22% MoS_2 over its entire 192 foot length. Drilling continued and porphyry style molybdenum has now been intersected in 21 diamond-drill holes (out of 22 holes drilled) over an area that measures 1,000 metres (3,200 feet) north-south by 125 metres (400 feet) east-west. The November resource evaluation showed, that at a cut-off grade of 0.05% Mo, the 21 holes provide an inferred resource of 481,000 tons averaging 0.103% molybdenum (Mo). The zone remains open in all directions and at depth. Historic mine records note the occurrence of similar mineralization in mine workings as far as 600 metres (2,000 feet) west of the East Dodger Zone and more than 200 metres (600 feet) to the south suggesting very large tonnage potential. Underground diamond drilling is presently being carried out to test for molybdenum mineralization to the south of the previous drill program. Assay results will be released when they become available.

Jersey Lead-Zinc Mine:

The Jersey Mine was British Columbia's second largest lead-zinc producer. Production commenced in 1906 and over the mine's life 8.0 million tons of ore grading 1.95% lead and 3.83% zinc was produced from the

Jersey and Emerald Zinc deposits. During the mining operation the cut-off grade varied from 3.5% to 4.0% lead-zinc and mineralization below this grade was left un-mined. There are believed to be extensive deposits of this marginal grade lead-zinc mineralization remaining within and adjacent to the historically mined zinc ore bodies that would be economic with present metal pricing. There is also significant potential for higher-grade lead-zinc mineralization in the surrounding terrain and as pillars and remnants in the previously mined zones. Sultan is presently reviewing the potential of all of the previously mined areas of this historic producer in preparation for a lead-zinc resource evaluation.

KENA GOLD PROPERTY, BRITISH COLUMBIA

The 8,000-hectare Kena Gold Property is located in south-eastern British Columbia, 25 kilometres north of the Jersey-Emerald Property and 60 kilometres northeast of the historic, 3.0 million ounce, Rossland Mining Camp, BC's second largest gold camp.

The Kena Property centres on an 8.0 km long gold soil anomaly. Within this broad anomaly two targets, the Gold Mountain and Kena Gold Zones, have been tested with 16,000 metres of drilling in 115 diamond drill holes. A preliminary, NI 43-101 compliant, resource estimate was filed on June 7, 2004. The study shows that using a 0.3 g/T cut-off grade for gold, the two zones have a combined measured and indicated resource of 24,860,000 tonnes containing 541,000 ounces of gold at an average grade of 0.66 g/T gold and an additional inferred resource of 25,800,000 tonnes containing 557,000 ounces of gold at the same grade. Preliminary metallurgical testing shows excellent gold recoveries. A $1.27 million diamond drill program is recommended in order to expand the gold resources.

STEPHENS LAKE PROPERTY, MANITOBA

Sultan also has a 33% stake in a joint venture with Cream Minerals Ltd. and ValGold Resources Ltd., each holding a $33^1/_3$% interest in the 85,000 hectare Stephens Lake nickel property situated 100 kilometres east of Gillam, Manitoba. Regional geology and geophysical studies suggest that the Property may be underlain by an extension of the Thompson Nickel Belt, one of the most important nickel producing regions in the world. No work is presently planned for the property and the companies are seeking an additional joint venture partner to assist with exploration of the property.

Sultan's annual audited financial statements and management discussion and analysis may be found on the Company's website: www.sultanminerals.com or on www.sedar.com.

You are invited to attend the Company's Annual General Meeting to be held in the Presidents East Room of the Vancouver Club, 915 West Hastings Street, Vancouver, British Columbia, on April 27, 2007, at 1:30 p.m., Vancouver time.

About Sultan Minerals Inc.

Sultan Minerals Inc. is a Canadian Exploration Company concentrating on advanced exploration at two former producing mines in southeastern British Columbia, Canada, one primarily for gold (Au) – the Kena Property and the other for molybdenum (Mo) and tungsten (W) – the Jersey-Emerald Project. The Company is a member of the Lang Mining Group, which has more than 45 years of experience in precious metal exploration, including the discovery of the Hemlo Gold Mine in Ontario and both the Ferderber and Sleeping Giant gold mines in Quebec. Sultan Minerals Inc. trades on the TSX-Venture Exchange under the symbol **SUL.**

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For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Linda Armstrong, Vice President
CHF Investor Relations
Phone: (416) 868-1079, Ext. 229
Email: Linda@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify "Sultan Minerals News" in the subject line.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

April 25, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS INC. COMPLETES INITIAL DRILL PROGRAM ON MOLYBDENUM ZONE AT JERSEY-EMERALD PROPERTY

Vancouver, B.C. – April 25, 2007 – Sultan Minerals Inc. ("Sultan") announced today that the first six drill holes of the Company's 14,000 foot (4,300 metre) drill program have been completed. The drill program was designed to expand the Company's known molybdenum and tungsten resource (NI 43-101 compliant) on its 100% owned Jersey-Emerald Property.

The initial drilling at Jersey-Emerald comprised a total of 7,900 feet (2,400 metres) of core drilling in six drill holes, which targeted the recently identified molybdenum zone beneath the formerly producing tungsten workings. The current preliminary NI 43-101 resource estimate of the molybdenum at the Jersey-Emerald is 1.0 million pounds of Mo in the inferred category. The assay results from this drill program are expected to be received and announced in late May. Once these assays have been received, the Company plans to conduct additional drilling on the molybdenum mineralized zone in order to define and expand the resource.

In addition, Sultan is immediately commencing an eight-hole drill program at the Jersey-Emerald project to expand the known tungsten mineralization in the former Dodger Tungsten Mine. Wardrop Engineering Inc. is currently completing a Scoping Study for Sultan on the tungsten resource as reported in the November 2006, NI 43-101 preliminary resource estimate. The study will provide a conceptual mine design, determine the potential for underground mining and deliver process design criteria. Sultan anticipates the scoping study will be completed in early May 2007.

Mr. Arthur G. Troup, President and CEO, said "We are very pleased to have completed this first phase of our underground drill program at the Jersey-Emerald property and we are anxious to commence drilling the tungsten zone. We look forward to announcing the molybdenum drill results once the assays are available."

About Sultan Minerals Inc.

Sultan Minerals Inc. is a Canadian Exploration Company concentrating on advanced exploration at two former producing mines in southeastern British Columbia, Canada, one primarily for gold (Au) – the Kena Property and the other for molybdenum (Mo) and tungsten (W) – the Jersey Emerald Property. The Company is a member of the Lang Mining Group, which has more than 45 years of experience in precious metal exploration, including the discovery of the Hemlo Gold Mine in Ontario and both the Ferderber and Sleeping Giant gold mines in Quebec. Sultan Minerals Inc. trades on the TSX-Venture Exchange under the symbol **SUL**.

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For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Linda Armstrong, Vice President
CHF Investor Relations
Phone: (416) 868-1079, Ext. 229
Email: Linda@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify "Sultan Minerals News" in the subject line or contact the Company directly.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release. This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward Looking Statements
This press release may contain "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian securities authorities.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

May 1, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS LTD. REPORTS ON ANNUAL & SPECIAL GENERAL MEETING RESULTS & CORPORATE PRESENTATION

Vancouver, B.C. – May 1, 2007 – Sultan Minerals Inc. (TSX Venture - SUL) ("Sultan" or the "Company") held its Annual and Special General Meeting on April 27, 2007. All resolutions proposed at the meeting were passed, including the resolution to adopt the Shareholder Rights Plan as amended. The amended Plan has been filed on SEDAR.

Directors re-elected for the coming year are Benjamin Ainsworth, Sargent H. Berner, Frank A. Lang and Arthur G. Troup.

Following the formal business of the meeting, Mr. Troup, the Company's President and CEO, gave a presentation outlining activities on the Company's Jersey-Emerald Tungsten-Molybdenum Property, Kena Gold Property and Stephens Lake Nickel Property over the past fiscal year and the outlook for these projects for the coming year.

Jersey-Emerald Property (Molybdenum-Tungsten-Lead-Zinc)

Mr. Troup noted that the first phase of the underground diamond drill program at the Jersey-Emerald Property has been completed. The program involved a total of 7,900 feet (2,400 metres) of core drilling in six drill holes on the **Dodger Molybdenum Zone.** Assay results for these holes are expected in approximately three weeks. Diamond drilling has now commenced on the former Dodger Tungsten Deposit in order to expand the known tungsten mineralization.

Wardrop Engineering Inc. are completing a **Scoping Study** on the tungsten mineralization reported in the Company's NI-43-101 resource estimate filed in November 2006. Wardrop has advised that a final draft of their report should be delivered to the Company on May 10, 2007. The Scoping Study, which includes a conceptual mine design and environmental review, will determine the potential for underground stoping and work out process design criteria. A resource calculation for the lead zinc mineralization on the property is also planned for the latter half of this year.

Kena Property (Gold-Silver-Copper)

Sultan's 100% owned, 8,000-hectare Kena Gold Property is located in south-eastern British Columbia, 25 kilometres north of the Jersey-Emerald Property. A 2004 preliminary resource estimate (NI 43-101 compliant) shows a combined measured and indicated resource of 24,860,000 tonnes containing **541,000 ounces of gold** at an average grade of 0.66g/T gold and an additional inferred resource of 25,800,000 tonnes containing **557,000 ounces of gold** at the same grade (using a 0.3g/T cut-off grade). With current gold and copper prices, mining at the Kena Property may be economically viable with the expansion of the gold and copper resources. Drilling has been permitted for this year where a $1.27 million diamond drill program has been outlined and recommended to expand the gold resources at the Kena Property. Subject to financing, the Company is planning to drill test the south end of a soil anomaly where the gold soil anomaly coincides with a large, 2.5 kilometre long, zone of porphyry copper-style mineralization where historical grades of up to 0.27% Cu have been recorded.

Stephens Lake Property (Nickel)

Sultan retains its interest in a joint venture with Cream Minerals Ltd. and ValGold Resources Ltd., each holding 33 1/3%, in the Stephens Lake nickel property situated 100 kilometres east of Gillam, Manitoba. Regional geology and geophysical studies suggest that the Property may be underlain by an extension of the Thompson Nickel Belt, one of the most important nickel producing regions in the world. No work is presently planned for the property and the companies are seeking an additional joint venture partner to assist with exploration of the property.

Mr. Troup's AGM PowerPoint presentation is available on the Company's website. For your convenience, click the following link to view the presentation. ***SULTAN 2007 AGM PRESENTATION***

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For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Linda Armstrong, Vice President
CHF Investor Relations
Phone: (416) 868-1079, Ext. 229
Email: Linda@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify "Sultan Minerals News" in the subject line or contact the Company directly.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

May 3, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS ANNOUNCES PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that, subject to regulatory approval, Sultan will carry out a non-brokered private placement of up to 16,000,000 units (the "Units") at a price of $0.22 per Unit, for gross proceeds of approximately $3,500,000. Each Unit is comprised of one (1) common share in the capital of Sultan, and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of Sultan for a period of 18 months from closing, at an exercise price of $0.30 per share.

Sultan may pay a cash finder's fee equal to eight percent (8%) of the gross proceeds received by it from the sale of Units arranged by an arm's length finder (the "Finder"), and may also grant to such Finder non-transferable warrants (the "Finder's Warrants") to purchase that number common shares of Sultan (the "Finder's Warrant Shares") as is equal to eight percent (8%) of the aggregate number of Unit sales to eligible investors arranged by such Finder. Each Finder's Warrant issued in relation to the sale of Units is exercisable to acquire a Finder's Warrant Share, at a price of $0.30 per share for a period of 18 months from the closing date of the private placement.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements are subject to a hold period and may not be traded for four months plus one day from the date of closing.

Proceeds from the non-brokered private placement will be used to fund Sultan's work programs in Canada and for general working capital.

For further information on Sultan's projects, visit www.sultanminerals.com.

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Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Linda Armstrong, Vice President
CHF Investor Relations
Phone: (416) 868-1079, Ext. 229
Email: Linda@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify "Sultan Minerals News" in the subject line or contact the Company directly.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

May 14, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS COMPLETES FIRST TRANCHE OF PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that, it has completed the first tranche of a previously announced non-brokered private placement for up to 16,000,000 units (the "Units") at a price of $0.22 per Unit. An aggregate 11,477,5000 Units were issued as part of the first tranche for gross proceeds of $2,525,050. Each issued Unit is comprised of one (1) common share in the capital of Sultan, and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant issued as part of this first tranche will entitle the holder to purchase one additional common share of Sultan, at a price of $0.30 per share for a period of 18 months, expiring November 11, 2008.

Sultan paid a cash finder's fee of $202,004 (equal to eight percent (8%) of the gross proceeds received) and issued 918,200 non-transferable warrants (the "Finder's Warrants") (equal to eight percent (8%) of the aggregate number of Unit sales arranged by an arm's length finder). Each Finder's Warrant is exercisable to acquire a Finder's Warrant Share, at a price of $0.30 per share for a period of 18 months, expiring November 11, 2008.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the close of the first tranche of the private placements are subject to a hold period expiring September 11, 2007.

Proceeds from the non-brokered private placement will be used to fund Sultan's work programs in Canada and for general working capital.

For further information on Sultan's projects, visit www.sultanminerals.com.

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Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Linda Armstrong, Vice President
CHF Investor Relations
Phone: (416) 868-1079, Ext. 229
Email: Linda@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify "Sultan Minerals News" in the subject line or contact the Company directly.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

May 17, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS INC. COMMENCES UNDERGROUND MINE SURVEY AT JERSEY-EMERALD ZINC MINE, BC

Vancouver, B.C. – May 17, 2007 – Sultan Minerals Inc. ("Sultan") is pleased to announce that it has contracted Talon Survey Solutions of Calgary, Alberta to undertake an underground Cavity Measuring Survey of its 100% owned Jersey Lead-Zinc Mine on the Jersey-Emerald Property in the Kootenay District of British Columbia. The survey will accurately outline the previously mined ore deposits in order that the remaining lead-zinc mineralization may be determined. The survey is expected to be completed by the end of the summer.

Sultan is presently completing a 14,000-foot (4,200 metre) diamond drill program on the Dodger tungsten and molybdenum zone with initial assays anticipated in mid-June. In addition, Wardrop Engineering Inc. ("Wardrop") is currently finalizing a Scoping Study for Sultan on the tungsten resource as reported in the November 2006, NI 43-101 preliminary resource estimate. The study will provide a conceptual mine design, determine the potential for underground mining and deliver process design criteria. Wardrop have advised Sultan that the scoping study will be available in June 2007.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the ongoing exploration programs. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience of Kamloops, B.C., is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects."

For further information on the Company's projects, visit www.sultanminerals.com.

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Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Linda Armstrong, Vice President
CHF Investor Relations
Phone: (416) 868-1079, Ext. 229
Email: Linda@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify "Sultan Minerals News" in the subject line or contact the Company directly.

Cautionary Language and Forward Looking Statements
This press release may contain "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian securities authorities.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

May 22, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS EXTENDS WARRANT TERMS

Vancouver, B.C. – May 22, 2007 – Sultan Minerals Inc. ("Sultan") wishes to announce that, subject to regulatory approval, it will extend the expiry date by one year of warrants previously issued on May 30, 2006, pursuant to a non-brokered private placement, to now expire May 30, 2008. The warrants are exercisable for up to 887,500 common shares of Sultan. There will be no change to the warrant exercise price of $0.30 per share.

For further information on the Company's projects, visit www.sultanminerals.com.

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Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Linda Armstrong, Vice President
CHF Investor Relations
Phone: (416) 868-1079, Ext. 229
Email: Linda@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify "Sultan Minerals News" in the subject line or contact the Company directly.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

May 23, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS RELEASES NI 43-101 SCOPING STUDY WHICH IDENTIFIES A POTENTIALLY COMMERCIAL TUNGSTEN OPERATION AT CURRENT PRICES

Vancouver, B.C., - Sultan Minerals Inc. (SUL -- TSX Venture) ("Sultan" or the "Company") is pleased to announce that it has now received the completed scoping study (PEA) for the Invincible and Dodger Tungsten Zones on its Jersey-Emerald Tungsten Property in the Kootenay District of British Columbia. The PEA is based on indicated, measured and inferred mineral resources stated below. The assessment has identified a potentially commercial operation at current prices and offers some possibilities of improving the economics substantially. The following steps are suggested:

- A 14,000 foot (4,200 metre) underground diamond drill program designed to expand the presently known Dodger tungsten and molybdenum zones;

- A 10,000 foot (3,000 metre) surface diamond drill program for the East Emerald and East Dodger tungsten zones;

- Update diamond drill information digitally from the former Emerald Tungsten Mine to evaluate remaining tungsten mineralization;

- A bulk sampling and metallurgical study on the historic tungsten tailings pond to investigate the potential recovery of tungsten, molybdenum and gold concentrations;

- A cavity measuring program in the historic Jersey lead-zinc mine to determine potential remnant mineralization followed by an NI 43-101 resource estimate.

Mr. Arthur G. Troup, President and CEO commented "We are very pleased with the potential of the property as indicated in Wardrop's independent scoping study. We look forward to commencing the drilling programs and other recommendations in the study in order to expand the known tungsten and molybdenum resources and improve the economics of the project."

Previously, Sultan Minerals announced the NI 43-101 compliant mineral resource estimate, which was completed by Giroux Consultants Ltd. on November 20, 2006.

Tungsten Resource	Cutoff	Tons>Cutoff	WO_3 %	Pounds of WO_3
Measured	0.15	1,200,000	0.379	9,096,000
Indicated	0.15	1,310,000	0.365	9,563,000
Measured Plus Indicated	0.15	2,510,000	0.372	18,674,000
Inferred	0.15	1,210,000	0.397	9,607,000

Molybdenum Resource	Cutoff	Tons>Cutoff	Mo %	Pounds of Mo
Indicated	0.05	28,000	0.098	54,880
Inferred	0.05	481,000	0.103	990,860

In January 2007, Sultan commissioned Wardrop Engineering Inc. ("Wardrop") to prepare an independent National Instrument 43-101 (NI 43-101) compliant Technical Report for the Property. The NI 43-101 Technical Report will be filed on SEDAR with this press release on 23 May, 2007.

The PEA has been completed to a ±35% level of accuracy, suitable for this level of study. Wardrop used a three-year average concentrate price for the "base case" financial evaluation. The scheelite concentrate pricing, for the financial evaluation in this study, is based on free market values for ammonium paratungstate (APT).

Discounted APT Concentrate Price	Gravity Concentrate Price (US$/mtu)	Flotation Concentrate Price (US$/mtu)	NPV @ 8% discount rate (Cdn$ million)	IRR (%)	Payback Period (Years)
3 year average	198	172	-23.3	-3.4	n/a
2 year average	245	212	9.8	12.4	4.2
Current	244	211	3.8	9.7	4.5

This preliminary assessment is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

The following assumptions were made to develop this preliminary assessment:

- Geological mineralization is continuous between drill holes;
- Existing mine workings have been digitized from previous mine plans and accurately account for the material previously mined out of the orebody;
- The financial evaluation was determined using an economic cutoff grade of 0.233% WO_3.

The Jersey-Emerald Property will produce two scheelite concentrate products:

- Gravity concentrate at a grade of 75% WO_3;
- Flotation concentrate at a grade of 65% WO_3.

The scheelite concentrate may be sold at discounted APT prices. Further understanding on the sale of scheelite concentrate is required. Wardrop recommends the use of a third party to provide further market and contract information in future studies.

There is significant potential for exploration and possible joint venture opportunities on surrounding properties, including:

- Reeves MacDonald Lead-Zinc Property;
- Jackpot Lead-Zinc Deposit;
- Stewart Tungsten and Molybdenum Property;
- Posie Lead-Zinc-Tungsten Claims;
- Molly Property;
- HB Lead-Zinc Property;
- Summit, Ore Hill, and Bonanza Mines.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the ongoing exploration programs. Perry Grunenberg, P.Geo., of PBG Geoscience of Kamloops, B.C., is Sultan's project

supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects."

For further information on the Company's projects, visit www.sultanminerals.com

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Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Linda Armstrong, Vice President
CHF Investor Relations
Phone: (416) 868-1079, Ext. 229
Email: Linda@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify "Sultan Minerals News" in the subject line or contact the Company directly.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

May 29, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS COMPLETES FINAL TRANCHE OF $3.6 MILLION FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that, further to its news release of May 14, 2007, it has completed the second and final tranche of its previously announced non-brokered private placement. An aggregate 5,046,364 Units (the "Units") at a price of $0.22 per Unit were issued as part of the second tranche for gross proceeds of $1,110,200 bringing the financing to a total of 16,523,864 Units issued for total gross proceeds of $3,635,250. Each Unit is comprised of one (1) common share in the capital of Sultan, and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant issued as part of this second tranche will entitle the holder to purchase one additional common share of Sultan, at a price of $0.30 per share for a period of 18 months, expiring November 29, 2008.

In the second tranche Sultan paid cash finder's fees of $69,696 (eight percent (8%) of the gross proceeds received from the sale of Units by arm's length finders) and issued 316,800 non-transferable warrants (the "Finder's Warrants") (eight percent (8%) of the aggregate number of Unit sales arranged by arm's length finders). Each Finder's Warrant is exercisable to acquire a Finder's Warrant Share, at a price of $0.30 per share for a period of 18 months, expiring November 29, 2008.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the completion of the second tranche of the private placements are subject to a hold period expiring September 29, 2007.

Proceeds from the non-brokered private placement will be used to fund Sultan's work programs in Canada and for general working capital.

For further information on Sultan's projects, visit www.sultanminerals.com.

-30-

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Linda Armstrong, Vice President
CHF Investor Relations
Phone: (416) 868-1079, Ext. 229
Email: Linda@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify "Sultan Minerals News" in the subject line or contact the Company directly.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, British Columbia V6C 3P1

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual and special general meeting (the "Meeting") of the shareholders of **SULTAN MINERALS INC.** (the "Company") will be held in the Presidents East Room of The Vancouver Club, 915 West Hastings Street, Vancouver, British Columbia, on April 27, 2007, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors' report thereon for the financial year ended December 31, 2006.
2. To fix the number of directors at four.
3. To elect directors for the ensuing year.
4. To appoint the auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors.
5. To consider and, if thought fit, approve by ordinary resolution, the amendment of the Company's fixed number Stock Option Plan as more particularly described in the Information Circular.
6. To consider and, if thought fit, pass an ordinary resolution of the disinterested shareholders to authorize the directors in their discretion to reserve common shares for issue upon exercise of stock options under the amended Stock Option Plan to all optionees who are insiders in aggregate to a maximum of 20% of the issued shares of the Company.
7. To consider and, if thought fit, to ratify, confirm and approve by means of an ordinary resolution, the Shareholder Rights Plan Agreement, the actions of the directors and officers of the Company in executing and delivering the Shareholder Rights Plan Agreement, and to authorize any one director or officer of the Company to execute and deliver on behalf of the Company any and all such documents and instruments and to do all such other acts and things as in their opinion may be necessary or desirable in connection with the Shareholder Rights Plan Agreement, as more particularly described in the Information Circular.
8. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 30th day of March, 2007.

BY ORDER OF THE BOARD

"Arthur G. Troup"
Arthur G. Troup, President & CEO

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1
Telephone: (604) 687-4622 Fax: (604) 687-4212

(the "Company")

INFORMATION CIRCULAR

Date

As at March 22, 2007, except as otherwise indicated.

Revocability of Proxy

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's duly authorized attorney in writing or, if the registered shareholder is a corporation, under its corporate seal and by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be in writing duly executed bearing a later date and delivered either to Computershare Investor Services Inc. or to the registered office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

Persons Making the Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of SULTAN MINERALS INC. (the "Company") for use at the annual and special general meeting of the Company to be held on April 27, 2007 (the "Meeting"), and at any adjournments thereof.

Unless the context otherwise requires, references to the Company include the Company and its subsidiaries, if any. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

Proxy Instructions

Appointment Of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

Voting By Proxy

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Annual and Special General Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion And Return Of Proxy

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax to 1-(866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Registered And Non-Registered Holders

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form, as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as set out herein, no Director or executive officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue an unlimited number of common shares without par value ("Shares") of which 71,824,384 were issued and outstanding as at March 22, 2007. The holders of Shares are entitled to one vote for each Share held. Holders of Shares of record at the close of business on March 22, 2007, will be entitled to receive notice of and vote at the Meeting.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all Shares of the Company.

Election of Directors

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at four (4).

The Company is required to have an Audit Committee. The Company also has a Corporate Governance and Compensation Committee. Committee members are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled (1)
Sargent H. Berner, LL.B., LL.M. (4)(5) Vancouver, B.C. Director	Businessman, President, Kent Avenue Consulting Ltd.	Since June 27, 1996	544,667
Arthur G. Troup, M.Sc., P.Eng. (4)(5) West Vancouver, B.C. President, CEO and Director	President and Chief Executive Officer of the Company, Vice-President, Exploration of Cream Minerals Ltd.	Since June 15, 1989	991,636 (2)
Frank A. Lang, M.A., P.Eng. West Vancouver, B.C. Chairman of the Board	President and Chief Executive Officer of Cream Minerals Ltd.	Since June 15, 1989	5,967,383 (3)
Benjamin Ainsworth, M.A., P.Eng. (4)(5) North Vancouver, B.C. Director	President of Metamin Enterprises Inc.	Since June 15, 1989	29,750

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 22, 2007, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such Shares are held directly.

(2) Of these shares, 467,036 are held indirectly in the name of Istana Developments Ltd., a private company controlled by Arthur G. Troup.

(3) Of these common shares, 902,799 are held indirectly in the name of Dauntless Developments Ltd. and 2,355,217 are held indirectly in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang

(4) Audit Committee.

(5) Corporate Governance and Compensation Committee.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company.

To the knowledge of the Company, no proposed director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or

instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Executive Compensation

The following table (presented in accordance with National Instrument 51-102) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Instrument) in respect of each of the individuals comprised of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") and the other four most highly compensated executive officers of the Company as at December 31, 2006,whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensation ($)
					Awards		Payouts	
		Salary [1] ($) Compensation	Bonus ($)	Other Annual ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Arthur G. Troup President & CEO	2006	101,835	NIL	NIL	720,000 [2]	NIL	NIL	NIL
	2005	87,254	NIL	NIL	400,000 [3]	NIL	NIL	NIL
	2004	74,090	NIL	NIL	500,000 [4]	NIL	NIL	NIL
Shannon M. Ross Secretary & CFO	2006	20,798	NIL	NIL	270,000 [2]	NIL	NIL	NIL
	2005	11,201	NIL	NIL	200,000 [3]	NIL	NIL	NIL
	2004	7,020	NIL	NIL	350,000 [4]	NIL	NIL	NIL

(1) Effective August 3, 2001, the Company entered into a Shareholder and Operating Agreement to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company (See "Management Contracts" for further information). The Company reimbursed LMC for all salary expense reported in the table.

(2) Granted June 21, 2006, exercisable at $0.17 per share expiring June 21, 2011.

(3) Granted June 10, 2005, exercisable at $0.10 per share expiring June 10, 2010.

(4) Granted July 6, 2004, exercisable at $0.15 per share, expiring July 6, 2009.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option Grants During the
Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's stock option plan during the most recently completed financial year to each of the Named Executive Officers.

Name	Securities Under Option/SARs Granted (1) (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price (2) ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Arthur G. Troup President & CEO	720,000	27.2	0.17	0.17	June 21, 2011
Shannon M. Ross Secretary & CFO	270,000	10.2	0.17	0.17	June 21, 2011

(1) These options vest as to 25% on the date of grant and 25% every six months thereafter.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
Arthur G. Troup	Nil	Nil	1,398,000/360,000	47,000/NIL
Shannon M. Ross	Nil	Nil	758,000/135,000	26,500/NIL

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and is subsidiaries have no employment contracts with any Named Executive Officer. The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation

received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has an equity compensation plan in the form of a stock option plan (the "Plan"), which was implemented by the Board of Directors of the Company effective May 16, 2003, as amended, and was approved by the TSX Venture Exchange and the shareholders of the Company. The Plan is administered by the Directors of the Company, and was established to assist the Company in attracting, retaining and motivating Directors, officers and employees of the Company and of its subsidiaries and to closely align the personal interests of such Directors, officers and employees with those of the shareholders by providing them with the opportunity, through stock options, to acquire Shares in the capital of the Company. The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the two week average trading price of the Shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchange or such other price as may be agreed to by the Company and approved by such stock exchange.

The Company granted an aggregate 1,550,000 stock options to the Directors during the most recently completed financial year.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	8,361,000	$0.16	3,528,498
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	8,361,000		

(1) The only "equity compensation plan" in place is the Company's stock option plan. See "Compensation of Directors" at Item 8 above.

(2) As at December 31, 2006

Indebtedness of Directors and Executive Officers

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

Interest of Informed Persons in Material Transactions

An informed person is one who generally speaking is a director or executive officer or is a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as set out herein.

Frank A. Lang (Director since June 15, 1989)

Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of an officer and director. In the year ended December 31, 2006, $30,000 was paid to Lang Mining.

Services Agreement with LMC Management Services Ltd. ("LMC")

Commencing August 3, 2001, the Company entered into a Shareholder and Operating Agreement (the "Services Agreement") to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. As at December 31, 2006, the Company had a receivable from LMC of $49,353 for performing administrative, geological and management functions on behalf of the Company. The Services Agreement requires that the Company maintain three months of working capital with LMC. During the most recently completed financial year, the sum of $349,658 was paid to LMC for performing administrative, geological and management functions on behalf of the Company.

Appointment of Auditor

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Morgan & Company, Chartered Accountants, of Suite 1488, 700 Georgia Street West, Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Management Contracts

The Company has a Shareholder and Operating Agreement with LMC Management Services Ltd., whereby management, administrative, geological and other services are provided by LMC, a private company held jointly by the Company and other public companies, formed to provide services at cost to the various public entities currently sharing office space with the Company. See "Interest of Informed Persons in Material Transactions - Services Agreement" above for further information.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

Independence of Members of Board

The Company's Board currently consists of four directors, two of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Benjamin Ainsworth and Sargent H. Berner are independent. Arthur G. Troup is not independent as he is the President and CEO of the Company. Frank A. Lang is not independent as he is the executive Chairman of the Company.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management. The Company is actively looking for other independent directors as board members.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in Schedule "A" attached to this Information Circular.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1. a Board Manual which provides information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies;

2. access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;

3. access to management and technical experts and consultants; and

4. information regarding significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and devebpments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board has adopted a Code of Conduct (the "**Code**") that is currently under revision and will be posted on its website at www.sultanminerals.com and under the Company's profile at www.sedar.com. The Board has instructed its management to abide by the Code and to bring any breaches of the Code to

the attention of the Board or the Corporate Governance and Compensation Committee. The Corporate Governance and Compensation Committee also conducts an annual review of the performance of Company personnel under the Code with a view to making any required changes in Company practice or policy to enhance compliance with the Code. The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Corporate Governance and Compensation Committee has responsibility for identifying potential Board candidates. The independent members of the Corporate Governance and Compensation Committee are Benjamin Ainsworth and Sargent H. Berner. Arthur G. Troup who also serves on the Corporate Governance and Compensation Committee is not an independent director. The Corporate Governance and Compensation Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates. The Corporate Governance and Compensation Committee has identified the need for additional independent directors and the Company is actively seeking qualified candidates.

Compensation of Directors and the CEO

The Corporate Governance and Compensation Committee has responsibility for reviewing compensation for the directors and senior management. The Corporate Governance and Compensation Committee makes recommendations to the Board which then has the power to approve or reject the compensation, which helps to ensure an objective process because the Corporate Governance and Compensation Committee consists of a majority of independent directors.

To determine compensation payable, the Corporate Governance and Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the independent Corporate Governance & Compensation Committee annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Audit Committee

The Audit Committee of the Board endeavours to facilitate effective Board decision-making by providing recommendations to the Board on matters within its responsibility. The Board believes that the Audit Committee assists in the effective functioning of the Board.

The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate. Currently, the members are: Sargent Berner, Arthur G. Troup and Benjamin Ainsworth.

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Sargent H. Berner	Independent [1]	Financially Literate [1]
Arthur G. Troup	Not Independent [1]	Financially Literate [1]
Benjamin Ainsworth	Independent [1]	Financially Literate [1]

(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
2006	9,100	NIL	450	NIL
2005	6,300	NIL	500	NIL

Particulars of Matters to be Acted Upon

(a) Amendment of Stock Option Plan

The Company's Stock Option Plan (the "Plan") provides that a total of 11,899,498 shares are reserved for issuance upon exercise of stock options granted under the Plan. The Company has options outstanding under its Plan to purchase 8,361,000 shares.

It is proposed that the Plan be amended to increase the number of shares reserved for issuance under the Plan from 11,899,498 to that number of shares that is equal to 20% of the Company's issued and

outstanding shares as at the date of the Annual and Special General Meeting. If the amendment is approved, the increased number of available options will facilitate the Company's search for and retention of senior management and to provide incentive to the Company's employees, officers and directors.

Under the amended Plan, the number of shares which may be reserved for issuance:

(a) to all optionees under the Stock Option Plan in aggregate shall not exceed 20% of the current issued and outstanding share capital;

(b) to all insiders as a group may not exceed 20% of the issued shares; and

(c) to any one individual may not exceed:

  (i) 5% of the issued shares on a yearly basis; and

  (ii) 2% of the issued shares on a yearly basis if the optionee is engaged in investor relations activities or is a consultant.

The full text of the amended Plan will be available for review at Meeting.

Accordingly, at the Meeting, shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED that the Company approve the amendment of the Plan to increase the number of shares reserved for issuance under the Plan from 11,899,498 to that number of shares that is equal to 20% of the Company's issued and outstanding shares as at the date of the Annual and Special General Meeting ".

Since the amended Plan also permits the directors to reserve up to 20% of the issued shares of the Company under options granted to insiders as a group, the Company must obtain approval of a majority of the shareholders at the Meeting, excluding insiders and their associates, (the "disinterested shareholders") to such specific term of the amended Plan.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, disinterested shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED by the disinterested shareholders that the directors have the discretion under the amended Plan to reserve common shares for issue upon exercise of stock options to all optionees who are insiders in aggregate of a maximum of 20% of the issued shares of the Company".

(b) Approval of Shareholder Rights Plan

The following is only a summary of certain provisions of the Shareholder Rights Plan and is qualified in its entirety by the provisions of the Shareholder Rights Plan. Defined terms used in this section and not defined herein have the meaning ascribed to them in the Shareholder Rights Plan. A shareholder or other interested party may obtain a copy of the Shareholder Rights Plan Agreement by contacting the Corporate Secretary of the Company at Suite 1400, 570 Granville Street, Vancouver, British Columbia,

V6C 3P1, or by accessing the Company's publicly filed documents, including the Shareholder Rights Plan Agreement, on SEDAR at www.sedar.com.

Effective October 30, 2006, the board of directors of the Company (the "**Board**") has adopted a Shareholder Rights Plan (the "**Rights Plan**") which has been implemented by way of a shareholder rights plan agreement (the "**Rights Plan Agreement**") dated as of October 30, 2006, between the Company and Computershare Investor Services Inc., as rights agent. The Board adopted the Rights Plan to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid or similar offer for all or a portion of the outstanding common shares of the Company (the "**Common Shares**").

At the Meeting, shareholders of the Company will be asked to consider and, if thought advisable, to ratify, confirm and approve by means of an ordinary resolution, the Rights Plan Agreement. Approval of the Rights Plan Agreement by the shareholders of the Company is required by the terms of the Rights Plan Agreement and by the TSX Venture Exchange.

Recommendation of the Board

The Board has determined that the Rights Plan Agreement is and continues to be in the best interests of the Company and its shareholders. **The Board recommends that shareholders vote in favour of the resolution approving, confirming and ratifying the Rights Plan Agreement** and authorizing the issuance of Rights (as defined in the Rights Plan Agreement) pursuant **thereto.**

Background to the Rights Plan Agreement

The Rights Plan Agreement has been designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transaction that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public take-over bid or tender offer for the Common Shares, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell Common Shares with the best opportunity to realize the maximum sale price for their Common Shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The directors need time in order to have any real ability to consider these alternatives.

Potential Advantages of the Rights Plan Agreement

The Board believes that under the current rules relating to take-over bids and tender offers in Canada, there is not sufficient time for the directors to explore and develop alternatives for the shareholders such as possible higher offers or corporate reorganizations or restructurings that could maximize shareholder value. Under current rules, a take-over bid must remain open in Canada for a minimum of 35 days. Accordingly, the directors believe that the Rights Plan Agreement continues to be an appropriate mechanism to ensure that they will be able to discharge their responsibility to assist shareholders in responding to a take-over bid or tender offer.

In addition, the Board believes that the Rights Plan Agreement will encourage persons seeking to acquire control of the Company to do so by means of a public take-over bid or offer available to all shareholders. The Rights Plan Agreement will deter acquisitions by means that deny some shareholders the opportunity to share in the premium that an acquirer is likely to pay upon an acquisition of control. By motivating

would-be acquirers to make a public take-over bid or offer or to negotiate with the Board, shareholders will have the best opportunity of being assured that they will participate on an equal basis, regardless of the size of their holding, in any acquisition of control of the Company.

The Rights Plan Agreement is not intended to prevent a take-over or deter fair offers for securities of the Company. The Board believes that the Rights Plan Agreement will not adversely limit the opportunity for the shareholders to dispose of their Common Shares through a take-over bid or tender offer which provides fair value to all shareholders. The Board will continue to be bound to consider fully and fairly and bona fide take-over bid or offer for the Common Shares and to discharge that responsibility with a view to the best interests of the shareholders.

Potential Disadvantages of the Rights Plan Agreement

Because the Rights Plan Agreement may increase the price to be paid by an acquirer to obtain control of the Company and may discourage certain transactions, confirmation of the Rights Plan Agreement may reduce the likelihood of a take-over bid being made for the outstanding Common Shares. Accordingly, the Rights Plan Agreement may deter some take-over bids that shareholders may wish to receive.

Term

Providing the resolution approving the Rights Plan Agreement is adopted at the Meeting, the Rights Plan will remain in effect until termination of the annual general meeting of shareholders of the Company in 2010 unless the term of the Rights Plan Agreement is terminated earlier. The Rights Plan may be extended beyond 2010 by resolution of the shareholders in accordance with the provisions of the Rights Plan Agreement. **If the Rights Plan Agreement is not confirmed at the Meeting, the Rights Plan will terminate at the conclusion of the Meeting and all Rights issued under the Rights Plan will be cancelled.**

Issue of Rights

One Right has been issued by the Company pursuant to the Rights Plan Agreement in respect of each Common Share outstanding immediately after the close of business on October 30, 2006 (the "**Record Time**"). One Right will also be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined in the Rights Plan Agreement).

Exercise of Rights

The Rights will separate from the Common Shares to which they are attached and become exercisable at the time (the "**Separation Time**") which is the close of business on the eighth Trading Day (as defined in the Rights Plan Agreement) after the earlier of:

(i) the first date of public announcement by the Company or an Acquiring Person (as defined below) that an Acquiring Person has become such;

(ii) the date of the commencement of or first public announcement of the intent of any person (other than the Company or any subsidiary) to commence a take over bid (other than a Permitted Bid or a Competing Permitted Bid (as defined below), as the case may be);

(iii) the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such, and

(iv) such earlier or later time as may be determined by the Board.

Each Right will entitle the holder, subject to adjustment as set forth in the Rights Plan Agreement, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share at a price of $20.00 (the "**Exercise Price**").

The issuance of the Rights is not dilutive until the Rights separate from the underlying Common Shares and become exercisable, or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their Common Shares.

Certificates and Transferability

Prior to the close of business on the earlier of the Separation Time and the Expiration Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued after the Record Time. Rights are also attached to Common Shares outstanding at the Record Time, although share certificates issued prior to the Record Time will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Common Shares and will not be exercisable or transferable separately from the Common Shares. From and after the Separation Time and prior to the Expiration Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the Common Shares.

Permitted Bid Requirements

The requirements of a "Permitted Bid" include the following:

a) the take-over bid is made by means of a take-over bid circular;

b) the take-over bid is for all outstanding Voting Shares (as defined below) and to all holders of Voting Shares as registered on the books of the Company, other than the Offeror (as defined in the Rights Plan Agreement);

c) the take-over bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than 60 days following the date of the take-over bid and only if at such date more than 50% of the Voting Shares held by independent shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

d) the take-over bid contains an irrevocable and unqualified provision that, unless the take-over bid is withdrawn, Voting Shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which Voting Shares may be taken up and paid for and that any Voting Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

e) the take-over bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than 50% of the Voting Shares held by independent shareholders shall have been deposited pursuant to the take-over bid and not withdrawn, the Offeror will make a public announcement of that fact and the

take-over bid will remain open for deposits and tenders of Voting Shares for not less than ten business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "**Competing Permitted Bid**") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it must expire prior to the expiry of that Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days in accordance with applicable securities legislation.

Waiver and Redemption

If a potential Offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid by way of a take-over bid circular sent to all holders of Voting Shares on terms which the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the Offeror. Any waiver of the application of the Rights Plan in respect of a particular take-over bid shall also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of Voting Shares while the initial take-over bid is outstanding.

Flip-In Event

Any transaction or event in which a person (an "**Acquiring Person**"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Rights Plan or a Permitted Bid) beneficial ownership of 20% or more of the Voting Shares of the Company is referred to as a "**Flip-in Event**". "**Voting Shares**" include the Common Shares, together with any other shares of the Company entitled to vote generally with election of directors. Any Rights held by an Acquiring Person at the Separation Time will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase Common Shares at a 50% discount to their market price. A person, or a group acting in concert, who is the beneficial owner of 20% or more of the Common Shares as of the Record Time is exempt from the dilutive effect of the Rights Plan.

The Board may waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares within 14 days after determination of the Board or such later date as the Board may determine. With the prior consent of the holders of Voting Shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take-over made by means of a take-over bid circular to holders of Voting Shares, waive the application of the Rights Plan to such Flip-in Event.

The Board may, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Rights Plan.

Board of Directors

The adoption of the Rights Plan will not in any way, lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to the shareholders as are considered appropriate. It is not the intention of the Board to

secure the continuance of existing directors or officers to avoid an acquisition of control or the Company in a transaction that is fair and in the best interests of the Company and its shareholders, or to avoid the fiduciary duties of the Board or of any director. The proxy mechanisms of the *Business Corporations Act* (British Columbia) are not affected by the Rights Plan Agreement, and a shareholder may use their statutory rights to promote a change in the management or direction of the Company, including the right of shareholders holding not less than 5% of the outstanding common shares to requisition the Board to call a meeting of shareholders.

Amendment

The Board may, by resolution at or prior to the Meeting, supplement or amend the Rights Plan Agreement without the approval of holders of Rights or Common Shares. As well, the Right Plan Agreement may be supplemented or amended to cure any ambiguity or to correct or supplement any provisions contained therein which may be inconsistent with the intent of the Rights Plan Agreement. The Company may also make amendments to the Rights Plan Agreement at any time to correct clerical or typographical errors or amendments which are required to maintain the validity of the Rights Plan Agreement due to changes in any applicable legislation, rules or regulations.

Existing Charter Provisions

The Notice of Articles and Articles of the Company do not contain any provisions intended by the Company to have, or, to the knowledge of the Board having, an anti-takeover effect. However, the power of the Board to issue additional Common Shares (although subject to restrictions imposed by applicable law and regulatory requirements) could be used to dilute the beneficial share ownership of persons seeking to obtain control of the Company.

Voting Requirements

The Rights Plan Agreement provides that it must be ratified by the shareholders of the Company not later than April 30, 2007. The TSX Venture Exchange also requires that such ratification be obtained. The Rights Plan Agreement must be ratified by a majority of the votes cast at the Meeting by holders of Common Shares, excluding any votes cast an Acquiring Person or person who has made a take over bid (other than a Permitted Bid or a Competing Permitted Bid or acquisition exempt from the application of the Rights Plan Agreement), or associates or affiliates of, or joint actors with, such persons. Management of the Company is not aware of any shareholder who will be ineligible to vote on the confirmation of the Rights Plan Agreement at the Meeting.

Text of Ordinary Resolution to Approve Rights Plan

At the Meeting, the shareholders will be asked to approve the following resolution:

"RESOLVED THAT:

1. the Shareholder Rights Plan Agreement dated as of October 30, 2006, between the Company and Computershare Investor Services Inc. be and is hereby ratified, confirmed and approved, and the Company is authorized to issue Rights pursuant thereto;

2. the actions of the directors and officers of the Company in executing and delivering the Shareholder Rights Plan Agreement be and the same are hereby ratified, confirmed and approved; and

3. any one director or officer of the Company be and is hereby authorized to executed and deliver on behalf of the Company any and all such documents and instruments and to do all such other act as and things as in their opinion may be necessary or desirable in connection with the Shareholder Rights Plan Agreement."

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at (604) 687-4622 to request copies of the Company's financial statements and related MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR and available at www.sedar.com.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Certificate

The foregoing contains no untrue statements of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, this 30th day of March, 2007.

/s/ Arthur G. Troup
Arthur G. Troup, M.Sc., P.Eng.
President & CEO

/s/ Shannon M. Ross
Shannon M. Ross, B.Com., C.A.
Corporate Secretary & Chief Financial Officer

Schedule "A"

This Schedule "A" lists the participation of the directors of the Company elected in June 2006 in other reporting issuers.

Name of Director	Name of Reporting Issuer
Frank A. Lang	Director of: Aurizon Mines Ltd. Director and executive officer of: Acrex Ventures Ltd. and Cream Minerals Ltd.
Sargent H. Berner	Director of: Bordeaux Energy Inc.; Titan Logix Corp., ValGold Resources Ltd., Cream Minerals Ltd., Aurizon Mines Ltd., Emgold Mining Corporation, Olivut Resources Ltd., Canadian Small Cap Resource Fund 2005 No.1 and 2006 No.1, and No.2 Limited Partnerships, NovaDx Ventures Corp., Centillion Industries Inc., Ontario Hose Specialties Inc. and Pacific Ridge Exploration Ltd. Corporate Secretary of: Northern Orion Resources Inc.
Arthur G. Troup	Director and officer of: Acrex Ventures Ltd. and Cream Minerals Ltd.
Benjamin Ainsworth	Director of: BHR Buffalo Head Resources Ltd., Consolidated Venturex Holdings Ltd., ESO Uranium Corp., Hathor Exploration Limited and Columbia Yukon Explorations Inc.

Sultan Minerals Inc.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special General Meeting to be held on April 27, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 1:30 pm, Pacific Time, on Wednesday, April 25, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

Appointment of Proxyholder

The undersigned ("Registered Shareholder") of Sultan Minerals Inc. (the "Company") hereby appoints: Arthur G. Troup, or failing him, Shannon M. Ross, or failing her, Sargent H. Bemer

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of Sultan Minerals Inc. to be held in the Presidents East Room of The Vancouver Club, 915 West Hastings Street, Vancouver, British Columbia on April 27, 2007 at 1:30 p.m., Vancouver Time and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Arthur G. Troup	☐	☐
02. Sargent H. Bemer	☐	☐
03. Benjamin Ainsworth	☐	☐
04. Frank A. Lang	☐	☐

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2. Appointment of Auditors

Appointment of Morgan & Company, Chartered Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

For ☐ Withhold ☐

3. Amendment of Stock Option Plan

To consider and, if thought fit, approve by ordinary resolution, the amendment of the Company's fixed number Stock Option Plan as more particularly described in the Information Circular.

For ☐ Against ☐

4. Exercise of Stock Options

To consider and, if thought fit, pass an ordinary resolution of the disinterested shareholders to authorize the directors in their discretion to reserve common shares for issue upon exercise of stock options under the amended Stock Option Plan to all optionees who are insiders in aggregate to a maximum of 20% of the issued shares of the Company.

For ☐ Against ☐ Abstain ☐

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5. Shareholder Rights Plan Agreement

To consider and, if thought fit, to ratify, confirm and approve by means of an ordinary resolution, the Shareholder Rights Plan Agreement, the actions of the directors and officers of the Company in executing and delivering the Shareholder Rights Plan Agreement, and to authorize any one director or officer of the Company to execute and deliver on behalf of the Company any and all such documents and instruments and to do all such other acts and things as in their opinion may be necessary or desirable in connection with the Shareholder Rights Plan Agreement, as more particularly described in the Information Circular.

For ☐ Against ☐

6. Other Business

To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date / /

0 2 3 8 5 5   A R 0   S U L Q

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF

October 30, 2006

BETWEEN

SULTAN MINERALS INC.

AND

COMPUTERSHARE INVESTOR SERVICES INC.

AS RIGHTS AGENT

RATIFIED BY SHAREHOLDERS ON APRIL 27, 2007

TABLE OF CONTENTS

AMENDED AND RESTATED
SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS AGREEMENT, dated as of October 30, 2006 as amended and restated and ratified by shareholders on April 27, 2007, is made between Sultan Minerals Inc. (the "**Company**"), a corporation incorporated under the laws of British Columbia, and Computershare Investor Services Inc., a company incorporated under the federal laws of Canada (the "Rights Agent");

WHEREAS:

A. The Board of Directors of the Company, in the exercise of their fiduciary duties to the Company, has determined that it is advisable and in the best interests of the Company to adopt a shareholder rights plan (the "**Rights Plan**") to (a) ensure, to the extent possible, that all holders of the Common Shares (as hereinafter defined) of the Company and the Board of Directors have adequate time to consider and evaluate any unsolicited bid for the Common Shares; (b) provide the Board of Directors with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid; (c) encourage the fair treatment of the Company's securityholders in connection with any Take-over Bid (as hereinafter defined) made for the Common Shares; and (d) generally to assist the Board of Directors in enhancing shareholder value;

B. In order to implement the shareholder rights plan as established by this Agreement, the Company has:

(i) authorized the issuance, effective one minute after the Effective Date, of one Right in respect of each Common Share outstanding one minute after the Effective Date (the "Record Time"); and

(ii) authorized the issuance of one Right in respect of each Common Share of the Company issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;

C. Each Right entitles the holder, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth herein;

D. The Company desires to appoint the Rights Agent to act on behalf of the Company and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

E. The Company proposes that this Agreement be in place for a period of three years from the date of ratification by the Company's Shareholders.

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1 - INTERPRETATION

1.1 Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a) "**Acquiring Person**" means any Person who is the Beneficial owner of 20% or more of the outstanding Voting Shares of any class, but does not include:

(i) any Person who becomes the Beneficial owner of 20% or more of the outstanding Voting Shares of any class as a result of one or any combination of (A) an acquisition or redemption by the Company of Voting Shares of any class which, by reducing the number of Voting Shares of that particular class outstanding, increases the proportionate number of Voting Shares of that particular class Beneficially owned by such Person to 20% or more of the Voting Shares of that particular class then outstanding, (B) a Permitted Bid Acquisition, (C) an Exempt Acquisition, or (D) a Pro Rata Acquisition; provided, however, that if a Person becomes the Beneficial owner of 20% or more of the outstanding Voting Shares of any class as a result of one or any combination of the operation of (A), (B), (C) or (D) above and such Person thereafter becomes the Beneficial owner of an additional 1% of the Voting Shares of that particular class other than as a result of one or any combination of the operation of (A), (B), (C) or (D) above, then as of the date such Person becomes the Beneficial owner of such additional Voting Shares of that particular class, such Person shall become an "Acquiring Person";

(ii) for a period of 10 days after the Disqualification Date, any Person who becomes the Beneficial owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause 1.1(f)(B) solely because such Person or the Beneficial owner of such Voting Shares has participated in, proposes or intends to make or is participating in a Take Over Bid or any plan or proposal relating thereto or resulting therefrom, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of a public announcement of facts indicating that any Person has participated in, has made, proposes or intends to make or is participating in a Take Over Bid;

(iii) an underwriter or member of a banking or selling group that becomes the Beneficial owner of 20% or more of the Voting Shares in connection with a *bona fide* distribution to the public of securities of the Company; or

(iv) a Person (a "Grandfathered Person") who is the Beneficial owner of more than 20% of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial owner of any additional Voting Shares that increases its Beneficial ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time, other than through a Permitted Bid Acquisition or a Pro Rata Acquisition;

(b) **"Affiliate"**, when used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such a specified Person;

(c) **"Agreement"** means this amended and restated shareholder rights plan agreement dated as of October 30, 2006 between the Company and the Rights Agent, as amended or supplemented from time to time; "hereof", "herein", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d) **"annual cash dividend"** means cash dividends paid in any fiscal year of the Company, to the extent that such cash dividends do not exceed in the aggregate, the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its immediately preceding fiscal year;

(ii) 300% of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Company on its Common Shares in its three immediately preceding fiscal years;

(iii) 100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year;

(e) **"Associate"** means, when used to indicate a relationship with a specified Person, any corporation of which such Person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation for the time being outstanding, any partner of that Person, any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar capacity, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person, or a relative of that Person who has the same residence as that Person;

(f) A Person shall be deemed the **"Beneficial owner"** of, and to have **"Beneficial ownership"** of, and to **"Beneficially own"**,

(i) any securities of which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii) any securities of which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity (whether such right is exercisable immediately or within a period of 60 days thereafter and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering of securities and other than pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option, or otherwise; and

(iii) any securities which are Beneficially owned within the meaning of Clauses 1.1(f)(i) or (ii) by any other Person with whom such Person is acting jointly or in concert,

provided, however, that a Person shall not be deemed the "Beneficial owner" of, or to have "Beneficial ownership" of, or to "Beneficially own", any security:

A. solely because such security has been deposited or tendered pursuant to any Take Over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person referred to in Clause 1.1(f)(iii), until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

B. solely because such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), holds or exercises dispositive power over such security in circumstances where, (1) the ordinary business of

any such Person (the "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person (a "Client"); or (2) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons and holds such dispositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person (each an "Estate Account") or for such other accounts (each an "Other Account"); or (3) such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; or (4) such Person (the "Administrator") is the administrator or trustee of one or more pension funds on plans (a "Plan") registered under the laws of Canada or any Province thereof or the laws of the United States of America or any state thereof; or (5) such Person is a securities depositary (a "Depositary"); or (6) such Person is a Crown agent or agency;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator, the Plan, the Depositary or the Crown agent or agency, as the case may be, is not then making a Take Over Bid or has not then announced an intention to make a Take Over Bid whether acting alone or jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Company or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

C. solely because such Person is, (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises voting or dispositive power over such security, or (2) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting or dispositive power over such security, or (3) a Plan with the same Administrator as another Plan;

D. where such Person is, (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (2) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company, or (3) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

E. because such security has been, or has been agreed to be, deposited or tendered pursuant to a Lock-up Agreement, or is otherwise deposited or tendered, to any Take Over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person acting jointly or

in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(g) **"Board of Directors"** means the board of directors of the Company or any duly constituted and empowered committee thereof;

(h) **"Business Day"** means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close;

(i) **"Canadian Dollar Equivalent"** of any amount which is expressed in United States Dollars means, on any date, the Canadian dollar equivalent of any such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(j) **"Canadian - U.S. Exchange Rate"** means, on any date, the inverse of the U.S. - Canadian Exchange Rate in effect on such date;

(k) **"Close of business"** on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the transfer office in Vancouver of the transfer agent for the Common Shares of the Company (or, after the Separation Time, the transfer office in Vancouver of the Rights Agent) is closed to the public;

(l) **"Common Shares"** means the common shares without par value in the capital of the Company;

(m) **"Company Act"** means the *Business Corporations Act* (British Columbia), as amended from time to time, and the regulations made thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(n) **"Competing Permitted Bid"** means a Take Over Bid that:

(i) is made while another Permitted Bid is in existence;

(ii) satisfies all components of the definition of a Permitted Bid other than the requirements set out in clause (ii) of the definition of a Permitted Bid; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take Over Bid prior to the close of business on a date which is no earlier than the later of (A) 35 days after the date of the announcement of such Competing Permitted Bid (or such other minimum period of days as may be prescribed by applicable securities legislation), and (B) the 60th date after the date on which the earliest Permitted Bid which preceded the Competing Permitted Bid was made and then only if at that date more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to such Take-over Bid and not withdrawn;

(o) **"Controlled"** a corporation shall be deemed to be "controlled" by another Person or two or more Persons if:

(i) securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or Persons; and

(ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

(p) "**Convertible Securities**" shall mean at any time any securities issued by the Company (including rights, warrants and options but excluding the Rights) carrying any purchase, exercise, conversion or exchange rights, pursuant to which the holder thereof may acquire Voting Shares or other securities convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on conditions or the happening of any contingency);

(q) "**Co-Rights Agents**" has the meaning assigned in Subsection 4.1(a);

(r) "**Disposition Date**" has the meaning assigned in Subsection 5.1(a);

(s) "**Dividend Reinvestment Acquisition**" means an acquisition of Voting Shares of any class pursuant to a Dividend Reinvestment Plan;

(t) "**Dividend Reinvestment Plan**" means a regular dividend reinvestment or other plan of the Company made available by the Company to holders of its securities and to holders of securities of a Subsidiary of the Company, where such plan permits the holder to direct that some or all of:

(i) dividends paid in respect of shares of any class of the Company or a Subsidiary;

(ii) proceeds of redemption of shares of the Company or a Subsidiary;

(iii) interest paid on evidences of indebtedness of the Company or a Subsidiary; or

(iv) optional cash payments;

are applied to the purchase from the Company of Common Shares;

(u) "**Election to Exercise**" has the meaning assigned in Subsection 2.2(d);

(v) "**Effective Date**" means immediately after the close of business on October 30, 2006;

(w) "**Exempt Acquisition**" shall mean an acquisition of Voting Shares or Convertible Securities:

(i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Section 5.1 or which was made on or prior to the Record Time; or

(ii) pursuant to a distribution of Voting Shares or Convertible Securities (and the conversion, exercise or exchange of such Convertible Securities) approved by the Board of Directors and made by the Company pursuant to a prospectus, private placement or other distribution by the Company exempt from the prospectus requirements of applicable law;

(x) **"Exercise Price"** means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be $20.00;

(y) **"Expansion Factor"** has the meaning assigned in Subsection 2.3(a);

(z) **"Expiration Time"** means the earlier of:

(i) the Termination Time; and

(ii) the close of the annual general meeting of the shareholders of the Company held in 2010;

(aa) **"Flip-in Event"** means a transaction whereby or pursuant to which any Person becomes an Acquiring Person;

(bb) **"holder"** has the meaning assigned in Section 2.8;

(cc) **"Independent Shareholders"** means holders of Voting Shares, other than (a) any Acquiring Person, (b) any Offeror (other than any Person who pursuant to Clause 1.1(f) is not deemed to Beneficially own the Voting Shares held by such Person), (c) any Affiliates or Associates of any Acquiring Person or Offeror, (d) any Person acting jointly or in concert with any Acquiring Person or Offeror, and (e) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Company or a Subsidiary of the Company, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take Over Bid;

(dd) **"Market Price"** per share of any securities on any date of determination means the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 causes closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal Canadian securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading;

(ii) if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian securities exchange, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each share as reported by the principal national United States securities

exchange (as determined by the Board of Directors) on which such securities are listed or admitted for trading;

(iii) if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors;

provided, however, that if on any such date none of such prices is available, the closing price per share of such securities on such date shall mean the fair value per share of the securities on such date as determined in good faith by the Board of Directors, after consultation with a nationally or internationally recognized investment dealer or investment banker. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof.

(ee) **"Nominee"** has the meaning assigned in Subsection 2.2(c);

(ff) **"Offer to Acquire"** includes:

(i) an offer to purchase or a solicitation of an offer to sell Voting Shares of any class or classes, and

(ii) an acceptance of an offer to sell Voting Shares of any class or classes, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(gg) **"Offeror"** means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take Over Bid other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(hh) **"Offeror's Securities"** means Voting Shares Beneficially owned by an Offeror and by any Person acting jointly or in concert with such Person on the date of the Offer to Acquire;

(ii) **"Permitted Bid"** means a Take Over Bid made by an Offeror that is made by means of a Take Over Bid circular and which also complies with the following additional provisions:

(i) the Take Over Bid is made for all outstanding Voting Shares and to all holders of Voting Shares as registered on the books of the Company, other than the Offeror. The Take Over Bid shall expressly state that Voting Shares issued on the exercise of share purchase warrants, options and other securities convertible into Voting Shares shall,

subject to compliance with the procedures applicable generally to the tendering of Voting Shares to the Take Over Bid, be eligible to be tendered under the Take Over Bid;

(ii) the Take Over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up and paid for pursuant to the Take Over Bid (A) prior to the close of business on a date which is not less than 60 days following the date of the Take Over Bid, and (B) unless at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take Over Bid and not withdrawn;

(iii) the Take Over Bid contains an irrevocable and unqualified provision that, unless the Take Over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take Over Bid at any time during the period described in Clause 1.1(ii)(ii) and that any Voting Shares deposited pursuant to the Take Over Bid may be withdrawn until taken up and paid for; and

(iv) the Take Over Bid contains an irrevocable and unqualified provision that, unless the Take Over Bid is withdrawn, in the event that the deposit condition set forth in Clause 1.1(ii)(ii) is satisfied the Offeror will make a public announcement of that fact and the Take Over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement;

(jj) **"Permitted Bid Acquisition"** means an acquisition of Voting Shares or Convertible Securities made pursuant to a Permitted Bid or a Competing Permitted Bid;

(kk) **"Person"** includes an individual, firm, body corporate, trust, partnership, syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity;

(ll) **"Pro Rata Acquisition"** means an acquisition of Voting Shares or Convertible Securities; (i) as a result of a stock dividend, stock split or other event pursuant to which a Person receives or acquires Voting Shares on the same pro rata basis as all other holders of Voting Shares; or (ii) pursuant to a Dividend Reinvestment Plan; or (iii) pursuant to the receipt and/or exercise of rights issued by the Company to all the holders of Voting Shares of the Company to subscribe for or purchase Voting Shares of the Company, provided that such rights are acquired directly from the Company as part of a bona fide rights offering and not from any other Person; (iv) pursuant to a distribution by the Company of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities) made pursuant to a prospectus or by way of private placement by the Company, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible or exchangeable for Voting Shares, than the Person's percentage of Voting Shares Beneficially owned immediately prior to such acquisition; or (v) pursuant to a plan of arrangement, amalgamation or other statutory procedure requiring approval of shareholders at a duly called meeting.

(mm) **"Record Time"** has the meaning assigned in recital B to this Agreement;

(nn) **"Redemption Price"** has the meaning assigned in Subsection 5.1(e) of this Agreement;

(oo) **"Right"** means a right to purchase a Common Share of the Company, upon the terms and subject to the conditions set forth in this Agreement;

(pp) **"Rights Certificate"** means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached as Attachment 1;

(qq) **"Rights Holders' Special Meeting"** means a meeting of the holders of Rights called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to Subsection 5.4(c);

(rr) **"Rights Register"** has the meaning assigned in Subsection 2.6(a);

(ss) **"Securities Act"** means the *Securities Act* (British Columbia), R.S.B.C. 1996, c. 418, as amended from time to time, and the regulations made thereunder, as in effect on the date of this Agreement or as the same may be amended, re-enacted or replaced by any comparable or successor laws or regulations thereto;

(tt) **"Separation Time"** means the close of business on the eighth Trading Day after the earlier of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take Over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be); and

(iii) the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such,

or such earlier or later time as may be determined by the Board of Directors, provided that, if any Take Over Bid referred to in Clause (ii) or this definition expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take Over Bid shall be deemed, for the purposes of this definition, never to have been made;

(uu) **"Special Meeting"** means a special meeting of the holders of Voting Shares, called by the Board of Directors for the purpose of approving a supplement, amendment or variation to this Agreement pursuant to Subsection 5.4(b) or Subsection 5.4(c);

(vv) **"Stock Acquisition Date"** shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 111 of the Securities Act or Section 13(d) of the U.S. Exchange Act) by the Company or an Acquiring Person of facts indicating that an Acquiring Person has become such;

(ww) **"Subsidiary"** - a corporation shall be deemed to be a Subsidiary of another corporation if:

(i) it is controlled by:

A. that other, or

B. that other and one or more corporations each of which is controlled by that other, or

C. two or more corporations each of which is controlled by that other, or

(ii) it is a Subsidiary of a corporation that is that other's Subsidiary;

(xx) **"Take Over Bid"** means an Offer to Acquire Voting Shares or Convertible Securities if, assuming that the Voting Shares or Convertible Securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire and such Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) together with the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(yy) **"Termination Time"** means the time at which the right to exercise the Rights shall terminate pursuant to Section 5.1 or 5.15;

(zz) **"Trading Day"**, when used with respect to any securities, means a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a Business Day;

(aaa) **"U.S.-Canadian Exchange Rate"** means, on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(bbb) **"U.S. Dollar Equivalent"** of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian - U.S. Exchange Rate in effect on such date;

(ccc) **"U.S. Exchange Act"** means the *United States Securities Exchange Act* of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(ddd) **"U.S. Securities Act"** means the *United States Securities Act of 1933*, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(eee) **"Voting Shares"** means the Common Shares of the Company and any other shares in the capital of the Company entitled to vote generally in the election of all elected directors.

1.2 **Currency**

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 **Headings**

The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 **Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares**

For purposes of this Agreement, the percentage of Voting Shares of any class Beneficially owned by any Person, shall be and be deemed to be the product determined by the formula:

100 x A/B

where:

A = the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares owned by such Person.

1.5 **Acting Jointly or in Concert**

For purposes of this Agreement, whether Persons are acting jointly or in concert is a question of fact in each circumstance, however, a Person shall be deemed to be acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding, whether formal or informal, with the first Person, any Affiliate or Associate of the first Person or any person acting jointly or in concert with the first Person, acquires or offers to acquire Voting Shares (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).

1.6 **Generally Accepted Accounting Principles**

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2 - THE RIGHTS

2.1 Legend on Common Share Certificates

Certificates for the Common Shares that are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also represent and evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

> Until the Separation Time (defined in the Shareholder Rights Plan Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder Rights Plan Agreement, dated as of October 30, 2006 (the "Shareholder Rights Plan Agreement"), between Sultan Minerals Inc. (the "Corporation") and Computershare Investor Services Inc., the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Shareholder Rights Plan Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Plan Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

Certificates representing Common Shares that are issued and outstanding at the Record Time, which as at the Effective Date represent Common Shares, shall also represent and evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (and the Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.

(b) Until the Separation Time,

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) each Right will be represented and evidenced by the certificate for the associated Common Share of the Company registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share of the Company.

(c) From and after the Separation Time and prior to the Expiration Time:

(i) the Rights shall be exercisable; and

(ii) the registration and transfer of Rights shall be separate from and independent of Common Shares of the Company.

Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")), at such holder's address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(i) a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii) a disclosure statement describing the Rights,

provided that a Nominee shall be sent the materials provided for in (i) and (ii) in respect of all Common Shares of the Company held of record by it which are not Beneficially owned by an Acquiring Person.

(d) Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i) the Rights Certificate evidencing such Rights;

(ii) an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii) payment by certified cheque, banker's draft or money order payable to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), the Rights Agent (unless otherwise instructed by the Company in the event that the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from the transfer agent certificates representing the number of such Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii) after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or to the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iii) tender to the Company all payments received on the exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Company covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with the requirements of the Company Act and the Securities Act, and the applicable securities laws or comparable legislation of each of the provinces and territories of Canada, the U.S. Securities Act, the U.S. Exchange Act and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv) take all such action as may be necessary and within its power to cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v) pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi) after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3 **Adjustments to Exercise Price; Number of Rights**

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3 and in Subsection 3.1(a).

(a) In the event the Company shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Company) other than pursuant to any optional stock dividend program;

(ii) subdivide or change all of the then outstanding Common Shares into a greater number of Common Shares;

(iii) consolidate or change all of the then outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Company) in respect of, in lieu of or in exchange for all of the existing outstanding Common Shares except as otherwise provided in this Section 2.3,

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If an event occurs which would require an adjustment under both this Section 2.3 and Subsection 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Subsection 3.1(a).

If the Exercise Price and number of Rights outstanding are to be adjusted:

(i) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(ii) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, sothat each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities

that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Company shall issue any shares in its capital other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), such shares shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment.

If the Company at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be represented and evidenced by the certificate representing such associated Common Share.

(b) If the Company at any time after the Record Time and prior to the Separation Time fixes a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or

exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a Dividend Reinvestment Plan or any similar plan shall be deemed not to constitute an issue of rights, options or warrants by the Company.

(c) If the Company at any time after the Record Time and prior to the Separation Time fixes a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) or evidences of indebtedness, cash (other than an annual cash dividend or a dividend referred to in Section 2.3(a)(i), but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b) hereof), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii) the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d) Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the Expiration Time.

Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Company shall:

(i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii) promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights.

(e) If the Company at any time after the Record Time and prior to the Separation Time issue any shares in its capital (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such shares, or securities convertible into or exchangeable for any such capital stock in a transaction referred to in Clauses 2.3(a)(i) or (iv) above, if the Board of Directors

acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c) above, such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c) above, shall be made. Subject to the prior consent of the holders of the Voting Shares or the Rights as set forth in subsection 5.4(b) or (c), the Company and the Rights Agent shall have authority to amend this Agreement as appropriate to provide for such adjustments.

(f) Each Right originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g) Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h) In any case in which this Section 2.3 requires that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i) Notwithstanding anything contained in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i) consolidation or subdivision of Common Shares;

(ii) issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii) stock dividends; or

(iv) issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Company to holders of its Common Shares, shall not be taxable to such shareholders.

2.4 Date on Which Exercise Is Effective

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Company are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Company by any two officers of the Company. The signature of the officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall countersign manually or by facsimile signature (in a manner satisfactory to the Company) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Transfer and Exchange

(a) The Company will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the "Rights Registrar") for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of a transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Company will execute, and the Rights Agent will countersign, register and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b) All Rights issued upon any registration of a transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Every Rights Certificate surrendered for registration of a transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing and shall be guaranteed by a chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7 **Mutilated, Destroyed, Lost and Stolen Rights Certificates**

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall countersign register and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:

(i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii) such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a *bona fide* purchaser, the Company shall execute and upon the Company request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost, or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8 **Persons Deemed Owners of Rights**

The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Share).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting the Rights, consents and agrees with the Company and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c) that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of a transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived his right, if any, to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f) that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein; and

(g) that notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right to any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule,

regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11 **Rights Certificate Holder Not Deemed a Shareholder**

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Company at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1 **Flip-In Event**

(a) Subject to Subsections 2.2(b)(i), 3.1(b) and (c) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, then thereafter, each Right shall constitute, effective at the close of business on the eighth Trading Day after the Stock Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to two times the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the consummation or occurrence or event, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or with any Affiliate or Associate of an Acquiring Person); or

(ii) a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or with any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring

Person or with any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding Clause 3.1(b)(i),

shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c) From and after the Separation Time, the Company shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Company Act and the Securities Act, and the applicable securities laws or comparable legislation in each of the provinces and territories of Canada and of the United States and each of the States thereof in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d) Any Rights Certificate that represents Rights Beneficially owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

> The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or with an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement.

Provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Company in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this Subsection 3.1(d) shall be of no effect on the provisions of Subsection 3.1(b).

3.2 Fiduciary and other Statutory Duties of the Board of Directors of the Company

For clarification it is understood that nothing contained in this Article 3 shall be considered to affect the obligations of the Board of Directors to exercise its fiduciary and other statutory duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares reject or accept any Take Over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take Over Bids or other proposals to the shareholders of the Company with respect to any Take Over Bid or otherwise) that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary and other statutory duties.

ARTICLE 4 - THE RIGHTS AGENT

4.1 General

(a) The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable, subject to the prior approval of the Rights Agent. In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Company may determine with the approval of the Rights Agent and the Co-Rights Agent. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the removal or resignation of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c) The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company.

(d) The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and any other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder.

4.2 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation is eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. If at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all

such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) If at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and if at that time any of the Right Certificates have not been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates will have the full force provided in the Right Certificates and in this Agreement.

4.3 **Duties of Rights Agent**

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Company and the holders of certificates for Common Shares and Rights Certificates, by their acceptance thereof, shall be bound:

(a) the Rights Agent may consult with legal counsel (who may be legal counsel for the Company) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b) whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, any Vice President, Treasurer or Secretary of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent will be liable hereunder for its own negligence, bad faith or wilful misconduct;

(d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only;

(e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exerciseability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common

Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f) the Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, President, any Vice President, Treasurer or Secretary of the Company, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h) the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or have a pecuniary interest in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity; and

(i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 **Change of Rights Agent**

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Company) in writing mailed to the Company and to each transfer agent of Common Shares by registered or certified mail. The Company may remove the Rights Agent upon 60 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Company the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate, if any, for inspection by the Company), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with

Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

ARTICLE 5 - MISCELLANEOUS

5.1 Redemption and Waiver

(a) The Board of Directors acting in good faith may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within eight Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Flip-in Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person becoming an Acquiring Person. Any such waiver pursuant to this Subsection 5.1(b) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(b) The Board of Directors acting in good faith may, prior to a Flip-in Event having occurred, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event provided that the Flip-in Event would result from a Take Over Bid made by means of a Take Over Bid circular to all holders of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(a)), provided that if the Board waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(b), the Board shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any other Take Over Bid which is made by means of a Take Over Bid circular to all holders of Voting Shares prior to the expiry of any Take Over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been granted under this Subsection 5.1(b).

(c) Until the occurrence of a Flip-in Event as to which the application of section 3.1 has not been waived pursuant to this Section 5.1, upon written notice to the Rights Agent, the Board of Directors may, with the prior consent of the holders of the Voting Shares given in accordance with Subsection 5.1(k), determine, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Takeover Bid made by means of a take-over bid circular to all holders of record of Voting Shares and otherwise than in the circumstances set forth in Subsection 5.1(a), to waive the application of Section 3.1 to such Flip-in Event. In the event the Board proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(d) The Company shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 pursuant to this Subsection 5.1.

(e) The Board of Directors of the Company acting in good faith may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in

Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 2.3, which adjustments shall only be made in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred such redemption price being herein referred to as the "Redemption Price").

(f) The Board of Directors shall, without further formality be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person who has made a Permitted Bid, a Competing Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived the application of Section 3.1, takes up and pays for Voting Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Take-over Bid, as the case may be.

(g) Where a Take Over Bid that is not a Permitted Bid Acquisition or Competing Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(h) If the Board of Directors is deemed under this Section 5.1 to have elected or elects under Subsections 5.1(f) or (g) to redeem the Rights, then subject to Subsection 5.1(k), the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(i) Within 10 calendar days after the Board of Directors is deemed under this Subsection 5.1 to have elected or elects under Subsection 5.1(e) or (f) to redeem the Rights, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(j) Upon the Rights being redeemed pursuant to this Section 5.1, Rights may be reissued under this Agreement to holders of record of Common Shares immediately following such redemption and thereafter all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and such re-issued Rights shall without further formality, be attached to the outstanding Common Shares in the same manner as prior to the occurrence of such Separation Time.

(k) Approval of the holders of Voting Shares of a waiver pursuant to Subsection 5.1(d) shall be deemed to have been given if the waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders at a meeting of such holders duly held in accordance with the applicable laws and the Company's Articles.

5.2 **Expiration**

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) of this Agreement.

5.3 **Issuance of New Rights Certificates**

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 **Supplements and Amendments**

(a) The Company may make any amendments to this Agreement to correct any clerical or typographical error, or which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation or regulations or rules thereunder, or at the request of a stock exchange on which the Common Shares are traded from time to time. The Board of Directors acting in good faith may by resolution, at or prior to the shareholders' meeting referred to in Section 5.15, or any adjournment or postponement thereof, supplement or amend this Agreement without the approval of any Holders of Rights or Voting Shares in order to make any changes with the Board of Directors may deem necessary or desirable (whether or not such action would materially adversely affect the interest of the Rights Holders generally). Notwithstanding anything in this Section 5.4 to the contrary, no amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b) Without limiting Subsection 5.4(a), the Company may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Voting Shares at a Special Meeting, called and held in compliance with applicable laws and regulatory requirements and the requirements in the articles and memorandum of the Company. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all holders of Voting Shares (other than any holder of Voting Shares who is an Offeror pursuant to a Take Over Bid that is not a Permitted Bid, a Competing Rermitted Bid or an Exempt Acquisition, with respect to all Voting Shares Beneficially owned by such Person), represented in person or by proxy at the Special Meeting.

(c) The Company may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights Holders' Special Meeting called and held in compliance with applicable laws and regulatory requirements and, to the extent possible, with the requirements in the articles and memorandum of the Company applicable to meetings of holders of Voting Shares, applied *mutatis mutandis*. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to Subsection 3.1(b)), represented in person or by proxy at the Rights Holders' Special Meeting.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company's articles and memorandum and the Company Act with respect to the meetings of shareholders of the Company.

(e) Any amendments made by the Company to this Agreement pursuant to Subsection 5.4(b) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder, or are made at the request of a stock exchange on which the Common Shares are traded from time to time, shall:

(i) if made before the Separation Time, be submitted to the shareholders of the Company at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment; or

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d) confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5 Fractional Rights and Fractional Shares

(a) The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights and the Company shall not be required to pay any amount to a holder of record of Rights Certificates in lieu of such fractional Rights.

(b) The Company shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares and the Company shall not be required to pay any amount in lieu of such fractional Common Shares.

5.6 Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce such holder's right to exercise such

holder's Rights or Rights to which such holder is entitled in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holder of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7 **Regulatory Approvals**

Any obligation of the Company or action or event contemplated by this Agreement or any amendments thereto shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of any stock exchange shall be obtained, such as to the issuance of Common Shares upon the exercise of Rights under Subsection 2.2(d).

5.8 **Declaration as to Non-Canadian Holders**

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9 **Notices**

(a) Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Sultan Minerals Inc.
#1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

Attention: President & CEO
Telecopy No.: 604-687-4212

(b) Notices or demands authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Company), or sent by facsimile or other form of recorded electronic communication, charges prepaid, and confirmed in writing, as follows:

Computershare Investor Services Inc.
510 Burrard Street
Vancouver BC V6C 3B9

Attention: Manager, Client Services
Telecopy No.: 604-661-9401

(c) Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by registered or certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Company for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d) Any notice given or made in accordance with Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Company and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10 **Costs of Enforcement**

The Company agrees that if the Company fails to fulfil any of its obligations pursuant to this Agreement, then the Company will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11 **Successors**

All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12 **Benefits of this Agreement**

Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

5.13 **Governing Law**

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14 **Severability**

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15 **Effective Date and Confirmation**

This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date. If this Agreement and its continued existence are not confirmed by resolution passed by a majority of the votes cast by holders of Common Shares who vote in respect of confirmation of this Agreement (other than any holder who does not qualify as an Independent Shareholder, with respect to all Common Shares Beneficially owned by such Person) at a meeting of shareholders to be held not later than April 30, 2007 (which date shall be no later than six months from the date of this Agreement), then this Agreement and any then outstanding Rights shall terminate and be void and of no further force and effect on and from that date which is the earlier of (a) the date of such meeting and (b) the date which is six months from the Effective Date; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 5.1 hereof) prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.15.

5.16 **Determinations and Actions by the Board of Directors**

The Board of Directors of the Company shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors of the Company as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to make all determinations deemed necessary or advisable for the administration of this Agreement. All such actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board, in good faith, shall not subject the Board or any director of the Company to any liability to the holders of the Rights.

5.17 **Time of the Essence**

Time shall be of the essence in this Agreement.

5.18 **Execution in Counterparts**

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.19 **Compliance with Money Laundering Legislation**

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company provided: (i) the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10 day period, then such resignation shall not be effective.

5.20 **Privacy Provision**

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, "**Privacy Laws**") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would

contravene, or cause the other to contravene, applicable Privacy Laws. The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclose of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SULTAN MINERALS INC.

By: Shannon Ross (C/S)

COMPUTERSHARE INVESTOR SERVICES INC.

(C/S)

By: [signature]

By: [signature]

ATTACHMENT 1

SULTAN MINERALS INC.

AMENDED AND RESTATED
SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No. __________ Rights ______________

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

This certifies that ____, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of October 30, 2006 as amended and restated (the "Shareholder Rights Plan Agreement"), between **SULTAN MINERALS INC.** (the "Company"), a corporation incorporated under the laws of British Columbia, and Computershare Investor Services Inc., a company existing under the laws of British Columbia (the "Rights Agent") (which term shall include any successor Rights Agent under the Shareholder Rights Plan Agreement), to purchase from the Company at any time after the Separation Time (as such term is defined in the Shareholder Rights Plan Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Plan Agreement), ● fully paid common shares of the Company (each a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in the city of Vancouver. The Exercise Price shall initially be $20.00 (Cdn.) per Right and shall be subject to adjustment in certain events as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Plan Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Plan Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates. Copies of the Shareholder Rights Plan Agreement are on file at the registered office of the Company.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of

Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If the Rights evidenced by this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Plan Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Plan Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of **SULTAN MINERALS INC.** and its corporate seal.

SULTAN MINERALS INC.

C/S

By:
[President]

By:
[Secretary]

COMPUTERSHARE INVESTOR SERVICES INC.

C/S

By:

FORM OF TRANSFER

(To be executed by the registered holder if the holder wishes to transfer the Rights Certificate.)

FOR VALUE RECEIVED ____ hereby sells, assigns and transfers unto

(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ________________________________, as attorney, to transfer the within Rights on the books of **SULTAN MINERALS INC.**, with full power of substitution.

Dated:

Signature

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

The signature of the person executing this form of transfer must be guaranteed by a chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

CERTIFICATE

(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Dated:

Signature

(To be attached to each Rights Certificate.)

FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)

TO: SULTAN MINERALS INC. and
COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby Irrevocably elects to exercise ____________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued In the name of:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Dated:

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature Guaranteed:

*The signature of the person executing this form of election to exercise must be guaranteed by a chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

CERTIFICATE

(To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Dated:

Signature

(To be attached to each Rights Certificate.)

NOTICE

In the event the certification set forth above in the Forms of Transfer and Election is not completed, **SULTAN MINERALS INC.** will deem the Beneficial owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

RECEIVED

2007 JUN 20 A 6:02

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

LINDA DANDY, P.GEO.
BOX 5036, LAC LE JEUNE, BC, V1S 1Y8
Telephone: 250-828-0522
Fax: 250-828-0512
Email: lindadandy@telus.net

TO: British Columbia Securities Commission
Alberta Securities Commission

AND TO: Sultan Minerals Inc.

Dear Sirs/Mesdames:

RE: Sultan Minerals Inc. (the "Company")

Reference is made to (i) the "Preliminary Resource Calculations for Gold Mountain and Kena Gold Zones, Kena Property, BC" dated June 3, 2004 (the "Technical Report") prepared for the Company by the undersigned, Linda Dandy; and (ii) the annual information form of the Company dated MAY 7, 2007 (the "Annual Information Form").

I do hereby consent to all references to the Technical Report in the Annual Information Form, and to all extracts from and summaries of the Technical Report in the Annual Information Form. I confirm that I have read the Annual Information Form, and that the disclosure in the Annual Information Form fairly and accurately represents the information in the Technical Report that supports the disclosure in the Annual Information Form.

Yours truly,

Dated this 11 Day of MAY, 2007.

Signature of Qualified Person

PROFESSIONAL GEOSCIENTIST PROVINCE OF BRITISH COLUMBIA L. DANDY

[SEAL/STAMP]

Linda Dandy, P.Geo.
Print name of Qualified Person

MPC\257201\AIF 2005\0301A

G. H. Giroux, P.Eng., MASc.
1215 - 675 West Hastings Street
Vancouver, BC, V6B 1N2
Telephone: (604) 684-0899
Email: gclmail@telus.net

TO: British Columbia Securities Commission
Alberta Securities Commission

AND TO: Sultan Minerals Inc.

Dear Sirs/Mesdames:

RE: Sultan Minerals Inc. (the "Company")

Reference is made to (i) the "Preliminary Resource Calculations for Gold Mountain and Kena Gold Zones, Kena Property, BC" dated June 3, 2004 AND the "Summary Report and Preliminary Resource Calculations For The Dodger 4200 Molybdenum Zone and Tungsten Zones, Jersey-Emerald Property, BC" and dated November 20, 2006, as amended December 5, 2006 (collectively, the "Technical Reports"), prepared for the Company by the undersigned, Gary Giroux; and (ii) the annual information form of the Company dated MAY 7, 2007 (the "Annual Information Form").

I do hereby consent to all references to the Technical Reports in the Annual Information Form, and to all extracts from and summaries of the Technical Reports in the Annual Information Form. I confirm that I have read the Annual Information Form, and that the disclosure in the Annual Information Form fairly and accurately represents the information in the Technical Reports that supports the disclosure in the Annual Information Form.

Yours truly,

Dated this 11 Day of MAY, 2007.

[signature]

Gary Giroux, P.Eng., MASc.

PROFESSIONAL PROVINCE OF G. H. GIROUX BRITISH COLUMBIA

MPC\257201\AIF 2005\0301

Perry Grunenberg, P.Geo.
3728 Ridgemont Road
Lac Le Jeune, BC, V1S 1Y8
Telephone: (250) 828-0522 Fax: (250) 828-0512
Email: perrygrunenberg@telus.net

TO: British Columbia Securities Commission
Alberta Securities Commission

AND TO: Sultan Minerals Inc.

Dear Sirs/Mesdames:

RE: Sultan Minerals Inc. (the "Company")

Reference is made to (i) the "Summary Report and Preliminary Resource Calculations For The Dodger 4200 Molybdenum Zone and Tungsten Zones, Jersey-Emerald Property, BC" and dated November 20, 2006, as amended December 5, 2006 (the "Technical Report") prepared for the Company by the undersigned, Perry Grunenberg; and (ii) the annual information form of the Company dated MAY 7, 2007 (the "Annual Information Form").

I do hereby consent to all references to the Technical Report in the Annual Information Form, and to all extracts from and summaries of the Technical Report in the Annual Information Form. I confirm that I have read the Annual Information Form, and that the disclosure in the Annual Information Form fairly and accurately represents the information in the Technical Report that supports the disclosure in the Annual Information Form.

Yours truly,

Dated this 11 Day of MAY, 2007.

Signature of Qualified Person

[SEAL/STAMP]

Perry Grunenberg, P.Geo
Print name of Qualified Person

MPC\257201\AIF 2005\0301 A

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Sultan Minerals Inc.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

May 10, 2007.

Item 3. **News Release**

Press releases were issued on May 14, 2007.

Item 4. **Summary of Material Change**

See attached press releases.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

May 14, 2007.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

May 14, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS COMPLETES FIRST TRANCHE OF PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that, it has completed the first tranche of a previously announced non-brokered private placement for up to 16,000,000 units (the "Units") at a price of $0.22 per Unit. An aggregate 11,477,500 Units were issued as part of the first tranche for gross proceeds of $2,525,050. Each issued Unit is comprised of one (1) common share in the capital of Sultan, and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant issued as part of this first tranche will entitle the holder to purchase one additional common share of Sultan, at a price of $0.30 per share for a period of 18 months, expiring November 11, 2008.

Sultan paid a cash finder's fee of $202,004 (equal to eight percent (8%) of the gross proceeds received) and issued 918,200 non-transferable warrants (the "Finder's Warrants") (equal to eight percent (8%) of the aggregate number of Unit sales arranged by an arm's length finder). Each Finder's Warrant is exercisable to acquire a Finder's Warrant Share, at a price of $0.30 per share for a period of 18 months, expiring November 11, 2008.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the close of the first tranche of the private placements are subject to a hold period expiring September 11, 2007.

Proceeds from the non-brokered private placement will be used to fund Sultan's work programs in Canada and for general working capital.

For further information on Sultan's projects, visit www.sultanminerals.com.

-30-

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:

Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Linda Armstrong, Vice President
CHF Investor Relations
Phone: (416) 868-1079, Ext. 229
Email: Linda@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify "Sultan Minerals News" in the subject line or contact the Company directly.

Report to:

SULTAN MINERALS INC.

Technical Report on the Jersey-Emerald Property, British Columbia

Document No. 0753110100-REP-R0002-01

Report to:

SULTAN MINERALS INC.

TECHNICAL REPORT ON THE JERSEY-EMERALD PROPERTY, BRITISH COLUMBIA

MAY 2007

Prepared by	Scott Cowie, B.Eng.	Date	May 23, 2007
Prepared by	Andre de Ruijter, P.Eng.	Date	May 23, 2007
Reviewed by	Andy Nichols, P.Eng.	Date	May 23, 2007
Authorized by	Peter Wells, A.Sc.T., B.Comm.	Date	May 23, 2007

WARDROP

Suite 800, 555 West Hastings Street, Vancouver, British Columbia V6B 1M1
Phone: 604-408-3788 Fax: 604-408-3722 E-mail: vancouver@wardrop.com

0753110100-REP-R0002-01

REVISION HISTORY

REV. NO	ISSUE DATE	PREPARED BY AND DATE	REVIEWED BY AND DATE	APPROVED BY AND DATE	DESCRIPTION OF REVISION
00	May 10, 2007	Scott Cowie May 10, 2007	Andy Nichols May 10, 2007	Peter Wells May 10, 2007	Final draft issue to client.
01	May 23, 2007	Scott Cowie May 23, 2007	Andy Nichols May 23, 2007	Peter Wells May 23, 2007	Final report to client.

TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES

LIST OF APPENDICES

ABBREVIATIONS AND ACRONYMS

Ammonium Paratungstate	APT
BC Environmental Assessment Office	EAO
BC Ministry of Energy, Mines, and Petroleum Resources	MEMPR
BC Ministry of Forest and Range	MOFR
BC Ministry of the Environment	MOE
Cambrian Laib Formation	CmL
Capital Cost Estimate	CCE
Council for Scientific and Industrial Research	CSIR
CSIR Geomechanics Classification	RMR System
Detroit Diesel Electronic Control	DDEC
Engineering, Procurement, and Construction Management	EPCM
Free Board Marine	FOB
Free Carrier	FCA
Giroux Consultants Ltd.	Giroux
Health, Safety, and Reclamation Code for Mines in BC	Code
Interior Health Authority	IHA
International Standards Organization	ISO
In-the-hole	ITH
Load-Haul-Dump Units	LHD
London Metal Exchange	LME
Mechanized Cut-and-fill	MCF
Methyl-Isobutyl-Carbinol	MIBC
Mines Act RSBC 1996, 293	Mines Act
Ministry of Agriculture and Lands	MAL
National Instrument 43-101	NI 43-101
Natural Resources Canada	NRCan
Net Smelter Royalty	NSR
Norwegian Geotechnical Institute	NGI
Ordovician Active Formation	OA
Potassium Alkyl Xantate	PAX
Private Automatic Branch Exchange	PABX
Run-of-Mine	ROM
Sedimentary Exhalative	Sedex
Specific Gravity	SG
Sultan Minerals Inc.	SUL-TSX
Transport Canada	TC
Tungsten Tri-oxide	WO_3
Tunnelling Quality Index	Q System
Wardrop Engineering Inc.	Wardrop

1.0 SUMMARY

1.1 INTRODUCTION

Sultan Minerals Inc. (SUL-TSX), commissioned Wardrop Engineering Inc. (Wardrop) to prepare an independent National Instrument 43-101 compliant Technical Report for the Jersey-Emerald Property in southeastern British Columbia, Canada.

The study involved developing conceptual design of all aspects of the project, including mine design, mineral processing, tailings disposal, concentrate transportation, and economic evaluation. The scoping study has been completed to a ±35% level of accuracy suitable for this level of study.

In 2006, Giroux Consultants Ltd. (Giroux) completed a National Instrument 43-101 (NI 43-101) compliant resource estimate and technical report. Wardrop's work began in February of 2007 and is based on this resource estimate.

Mr. Gary Giroux, P.Eng., of Giroux Consulting Ltd., is the Qualified Person for matters relating to the mineral resource estimate.

Mr. Perry Grunenberg, P.Geo., of PBG Geoscience, is the Qualified Person for matters relating to exploration and geology data.

Mr. Andy Nichols, P.Eng., an employee of Wardrop Engineering Inc., is the Qualified Person for matters relating to the economic resource estimate.

Mr. Andre De Ruijter, P.Eng., an employee of Wardrop Engineering Inc., is the Qualified Person for matters relating to metallurgy and mineral processing.

Ms. Karla Mills, P.Eng., an employee of Wardrop Engineering Inc., visited the property February 27-28, 2007 and is the Qualified Person for matters relating to Environment.

Certificates of Qualified Persons are included in Appendix A.

Giroux Consulting was retained, at the time of the resource estimate, by Sultan Minerals Inc. to review and assess the results of exploration work conducted on the property and complete preliminary resource calculations for molybdenum mineralization within the Dodger 4200 area and tungsten within the Invincible and Dodger-East Dodger zones of the property. Recommendations for further exploration are provided. Perry Grunenberg, P.Geo, has directly supervised much of the work carried out by Sultan Minerals Inc. on the property to date.

1.2 PROPERTY DESCRIPTION AND LOCATION

In October of 1993, Sultan Minerals Inc. entered into an option agreement with Lloyd Addie and Robert Bourdon to purchase a 100% interest in the Jersey Claim Group near Salmo, British Columbia. The claims overlie the former Jersey and Emerald lead-zinc-silver mines and the Emerald, Dodger, and Invincible tungsten mines operated by Canadian Exploration Ltd. a wholly owned subsidiary of Placer Development Ltd. (now Placer Dome) from 1947 to 1973. Sultan Minerals Inc. also acquired a 100% ownership in the surrounding ground by staking. Once the property was under agreement, Sultan conducted exploration programs with the intent of exploring for precious, industrial and base metals.

The property is located in southeastern British Columbia centred at approximate UTM coordinates of 5438700 N and 0484000 E. The claims are located approximately ten kilometres southeast of the community of Salmo. The Jersey-Emerald Property covers an area of approximately 30 km^2, between the Salmo River on the west and the peak of Nevada Mountain on the east, and is bounded on the north by Sheep Creek and on the south by Lost Creek. The property consists of a block of 44 crown granted claims totalling 660.4 ha, and 72 mineral claims comprising 8634.5 ha, in the Nelson Mining Division.

Access to the Jersey-Emerald Property is via Highway 6 between the town of Salmo and the Highway 3 junction to Creston. A network of good quality, gravel mine roads provide excellent access to the centre of the property from Highway 6, which is situated along the west edge of the property.

1.3 HISTORY

The earliest record of exploration in the area dates to 1895 when gossanous outcrops on the south side of Iron Mountain attracted the attention of prospectors. In 1906 lead mineralization was discovered on the Emerald claims. Several small, high-grade ore shipments were made and in 1910 Iron Mountain Ltd. was formed by Pacific Coast Steel of San Francisco to develop the property. A 25-ton mill was erected in 1919 and operated until 1926 when low metal prices forced closure. In 1934 the mill was destroyed by a major forest fire. In 1938, tungsten and molybdenite mineralization was discovered in skarn bands at the site of the long abandoned gold workings on the Emeral, Emerald Fraction, and Gold Standard claims. In 1942, the Emerald Tungsten Mine was put into production for the war effort by Wartime Metals Corp., a Federal Government Agency.

Operations were suspended in 1943 when the war demand for tungsten eased. The property remained inactive until 1947 when Canadian Exploration Ltd. (later Placer Dome Ltd.) purchased the property of Iron Mountain Ltd. Placer Dome eventually purchased the government held tungsten reserves and tungsten mill in 1952. Tungsten production recommenced in 1947 and lead-zinc production began in 1949. Lead-zinc concentrate was produced from two zones: the Jersey and the Emerald

Lead-Zinc Deposits. Tungsten concentrate was produced from four zones: the Emerald, Feeney, Invincible and Dodger deposits. Production continued until September 1973 when the mine was closed due to low metal prices and negative economic factors. Over the mine life 7,968,080 tons of lead-zinc ore grading 1.95% Pb and 3.83% Zn, and 1,597,802 tons of tungsten ore grading 0.76% WO_3 were mined and milled.

In October of 1993, the property was optioned by Sultan. An exploration program was undertaken that entailed ground and airborne geophysical surveys, prospecting and rock chip sampling. This work led to the identification of several targets believed to have potential for gold mineralization. During the winter of 1994-95 an eleven hole (1,324 m) diamond drill program was undertaken by Sultan to follow up targets identified by the previous work. Drilling resulted in the discovery of several gold bearing zones in the vicinity of both the Jersey lead-zinc deposit and the Emerald tungsten deposit. The drilling also intersected a lead-zinc zone situated 55 metres below the former Jersey lead-zinc deposit.

In 1996, an exploration program consisting of soil and silt sampling, geological mapping, prospecting, rock sampling and diamond drilling was carried out on the property to better delineate mineralized areas identified to date. A total of 3 underground and 13 surface diamond drill holes were completed for a total of 1,707 m. Drilling was designed to test the gold potential of the Bismuth-Gold zone, Emerald Gold zone, Leroy Gold zone and the lower lead-zinc horizon. Three drill holes were completed to the east of the mine area to test an anomalous multi-element geochemical zone delineated from surface exploration, called the East Ridge zone.

Exploration on the claims was inactive until market values for molybdenum increased dramatically in 2005. With the improved molybdenum prices, Sultan Minerals conducted exploration for molybdenum focussing on the Dodger Mine area where mine records indicated the presence of molybdenite.

1.4 Geological Setting

The Jersey-Emerald Property lies near the south end of the Kootenay Arc and is underlain by rocks of the Cambrian Laib Formation and the Ordovician Active Formation. This is a sequence of transitional rocks comprised of mixed carbonates and pelites. In the vicinity of the property the Laib Formation has been further subdivided into the Truman Member, comprised of interbedded thin grey and white, locally dolomitic limestone; the Emerald Member, a black argillite unit; and the Upper Laib Formation, comprised of green phyllite and micaceous quartzites. These rocks have been intruded by granite of the Nelson batholith.

Mineralization on the Jersey property is associated with the east limb of a complex major anticlinal structure referred to locally as the Jersey anticline and regionally as the Salmo River anticline. The HB lead-zinc mine located four kilometres to the north

and the Reeves MacDonald lead-zinc mine located ten kilometres to the south are also associated with this major structure. Several zones of significant and often very different mineralization have been identified on the property. Historically mined areas produced lead-zinc and tungsten, with known areas of high molybdenum, gold, bismuth, arsenic, copper, silver, cadmium, and barium.

A total of 20 underground diamond drill holes and 2 surface drill holes were completed on the property for the exploration of molybdenum in 2005. The 20 underground drill holes were all located within areas of the Dodger Tungsten Mine workings, particularly the Dodger 4200 Drift North and associated crosscuts, herein referred to as the Dodger 4200 zone. The 2 surface diamond drill holes were located at distance from the Dodger 4200 zone to the west and north to test for other potential zones of molybdenum mineralization. Initial drilling was conducted to test molybdenite-bearing structures revealed in historic data and noted during reconnaissance of the mine workings.

The 20 underground drill holes (JM05-01 to JM05-20) were collared along a 300 m length of access drift within the old Dodger Mine workings. A total of 6,859.6 m of drilling was completed. A total of 431 m of drilling in 4 drill holes was completed on the East Emerald Tungsten zone. This drilling was located in an area of historic diamond drilling for tungsten mineralization that was carried out when mining for tungsten was active on the property. The 2006 drilling was designed to further test for grade and continuity of tungsten mineralization, and to provide verification of results presented in drill logs and maps obtained from the historic drill program.

In the 2006 study, separate resource estimations were produced for tungsten in the Invincible and Dodger zones and molybdenum in the Dodger 4200 zone. Within the tungsten zones assays were capped at 13.2% WO_3 in the Invincible-Emerald zone and 14.2% WO_3 in the Dodger zones while within the molybdenum zone assays were capped at 1.58% Mo. Uniform 10 ft down-hole composites were produced within all mineralized zones. Variography demonstrated anisotropic structures for both WO_3 and Mo within the mineralized zones. Within the tungsten zones blocks 25 x 25 x 25 ft were interpolated using ordinary kriging. For the molybdenum zone blocks 50 x 50 x 20 ft were estimated by ordinary kriging. Blocks in all zones were classified using distance parameters tied to the ranges of semivariograms.

Specific gravity determinations were made from 2006 drill core. Within the tungsten zones, nine measurements showed a definite correlation between grade of WO_3 and specific gravity. Blocks with estimated grades less than 0.1% WO_3 were assigned an specific gravity of 2.77 (11.57 ft^3/ton), blocks ≥0.1 and less than 0.3% WO_3 were given a value of 3.25 (9.86 ft^3/ton) and blocks with estimated grades >0.3% WO_3 were assigned a value of 3.36 (9.54 ft^3/ton). Within the molybdenum resource area blocks were assigned an average of 8 measurements, a value of 2.68 which converts to a tonnage conversion factor of 11.96 ft^3/ton. More work and sampling needs to be done to better establish the relationship between grade and bulk density on this property.

In the tungsten zones, tonnages within blocks were adjusted to account for underground mining. Detailed underground level plans and sections were digitized to produce a reasonable 3-dimensional model of the underground stopes and drifts. The proportion of underground voids within each block was determined and this amount of material was subtracted from the tonnage calculated for each block. The results within the tungsten zones of the Dodger and Invincible Deposits at a 0.15% WO_3 cutoff show 2.51 million tons averaging 0.37% WO_3 classed as measured plus indicated with an additional 1.21 million tons averaging 0.40% WO_3 classed as inferred. In the Dodger 4200 molybdenum zone the results at a 0.05% Mo cutoff show a total of 28,000 tons averaging 0.098% Mo classed as indicated with a further 481,000 tons averaging 0.103% Mo classed as inferred.

Table 1.1 Total WO_3 Resource for Jersey Project

Classification	Cutoff	Tons>Cutoff	WO_3 %	Pounds of WO_3
Measured	0.15	1,200,000	0.379	9,096,000
Indicated	0.15	1,310,000	0.365	9,563,000
Measured Plus Indicated	0.15	2,510,000	0.372	18,674,000
Inferred	0.15	1,210,000	0.397	9,607,000

Table 1.2 Total Mo Resource for Dodger 4200 Zone

Mo Cutoff (%)	Tons > Cutoff (tons)	Grade > Cutoff	
		Mo (%)	Pounds Mo
Indicated Resource			
0.05	28,000	0.098	54,880
Inferred Resource			
0.05	481,000	0.103	990,860

1.5 MINE PLAN AND PRODUCTION

The measured and indicated tungsten mineral resources include 2,278,071 tonnes at 0.372% WO_3 and inferred resources include 1,101,570 tonnes at 0.398% WO_3. Molybdenum measured and indicated resources include 25,539 tonnes at 0.098% and 436,124 tonnes at 0.103%. The following economic parameters have been applied to these resources:

- stope accessibility factor
- mining recovery factor
- external stope dilution
- mill Recovery
- off-site costs
- on-site costs.

A tungsten cutoff grade of 0.233% WO_3 and a molybdenum cutoff grade of 0.104% Mo were estimated from these economic parameters. The tungsten measured and indicated mineral resources at this cutoff grade include 1,439,957 tonnes at 0.479% WO_3 and inferred resources include 779,814 tonnes at 0.481% WO_3. The molybdenum resource is not economic at a grade of 0.093%. There are approximately 20,000 tonnes of ore that contains both molybdenum and tungsten. This molybdenum is economical and is included in the financial evaluation.

Mineral reserves are not estimated at scoping level. National Instrument 43-101 defines a mineral reserve as "the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study". A scoping study may be based on measured, indicated, or inferred mineral resources, or a combination of any of these. All levels of resources have been included in this study.

This preliminary assessment is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

The following assumptions were made to develop this preliminary assessment:

- Geological mineralization is continuous between drill holes;
- Existing mine workings have been digitized from previous mine plans and accurately account for the material previously mined out of the orebody;
- The financial evaluation was determined using an economic cutoff grade of 0.233% WO_3.

A mine production rate of 1,100 tonnes per day was chosen based on "rules of thumb" applied to the combined resource tonnage of 2,087,694 and the number of operating days per year. The mine will operate 358 days per year.

Factors taken into account when selecting the mining method at the Jersey-Emerald Property included:

- continuity, size and shape
- dip angle of the orebody
- production rate
- accessibility around existing workings
- value of in situ ore, mining dilution and recovery.

The proposed mining methods are sub-level longhole stoping (longhole stoping) and mechanized cut-and-fill (MCF) with hydraulic backfill.

Average stope dimensions were assumed for estimating costing and productivity. Stope dimensions will vary according to the selection factors. At the Jersey-Emerald

Property, accessibility around existing workings will ultimately dictate the size and shape of the production stopes. To avoid leaving thin shells, the old workings must be surveyed, and the longhole stope dimensions or MCF lifts will be designed accordingly.

Broken ore will be removed from drawpoints by Load-Haul-Dump Units (LHD) and will either be loaded into trucks, or hauled to ore passes. In the East Dodger orebody, ore will be truck hauled along the 4200 level to the coarse ore bins immediately south of the Dodger 4200 portal on surface. In the Dodger 4400 orebody ore will be truck hauled on surface down to the same coarse ore bins. The ore in the Invincible orebody will be truck hauled up the existing decline to surface via the #1 Invincible portal before entering the #2 Invincible portal and accessing the coarse ore bins underground on approximately 4000 level.

Access to the East Dodger orebody appears to be stable with good rock quality. Access to the Invincible orebody will have to be inspected after dewatering of the decline. The Jersey 4200 adit will require rehabilitation. A geotechnical study is required to assess the stability of open stopes, determine ground support requirements, stoping sequence, and pillar requirements.

Mine access will be from four existing adits on surface. The Dodger 4200 adit and Invincible decline will be the primary access to the mine. The Dodger 4400 adit and the Invincible ventilation raise will be the secondary egress. The existing mine access is 4.9 m (16') wide x 4.2 m (14') high.

Pre-production development work will be undertaken by a mining contractor over a period of six months, providing time for the owner to take delivery of mining equipment and recruit staff. Pre-production mining development will include, but will not be limited to, the following rehabilitation:

1. Dodger and Jersey 4400 portals, Invincible #1 and #2 portals
2. Dodger and Jersey 4200 adits
3. connection between Dodger and Jersey 4200 adits
4. non-mechanized access from 4200 to 4400 level in Dodger orebody
5. coarse ore storage bins
6. underground crushing gallery
7. Invincible decline
8. Invincible ventilation shaft (including manway)
9. underground workshop
10. bulkhead construction to remove access to redundant old workings
11. establish sumps in East Dodger and Invincible orebodies.

Initial ore production will come from the existing workings above the 4200 level in the East Dodger orebody. Ore will be developed in this orebody during pre-production. Levels will be targeted for high-grade ore production in the first years of production. A ROM stockpile of approximately 15,000 tonnes, stored in the coarse ore bins, will be required prior to mill production to ensure continuous mill feed as mine production ramps up.

The following mobile equipment will be used underground:

- one diesel/electric single-boom hydraulic drill jumbo for lateral development
- one diesel/electric combination hydraulic drill for longhole and lateral drilling
- one rockbolter for primary ground support
- one diamond drill for delineation drilling
- two 6.6 tonne capacity LHDs fitted with 3.3 m^3 buckets for full sized production and development work
- one 4.1 tonne capacity LHD fitted with a 1.7 m^3 bucket for smaller production and development work
- four articulated surface off road trucks with 23-tonne capacity for production and development haulage, equipped with exhaust scrubbers, filters, catalytic converters and emission control systems to meet underground requirements.

Fresh air will enter the mine through the Dodger 4400 Level portal and the invincible mine ventilation shaft, flow through the mine workings, exhausting via the Dodger and Jersey 4200 portals and the Invincible portal. Ventilation doors, stoppings, bulkheads, auxiliary fans, and regulators will be installed as required at various points in the mine to control the primary ventilation circuit.

The Dodger 4200 will be the primary access at the Jersey-Emerald Property. The secondary egress from the Dodger orebody will be the access to the Dodger 4400 portal, which has a dedicated manway for personnel to exit the mine in fresh air. The primary access to the Invincible orebody will be the Invincible decline. The secondary egress will be the manway in the Invincible ventilation shaft.

1.6 METALLURGY

The process description is based on 393,800 tonnes per year or 1,100 tonnes per day. The unit processes selected have been based on historical processing methods and processing methods commonly employed at other mines recovering tungsten from the mineral scheelite. No metallurgical testwork related to the recovery of tungsten has been conducted on material from the Jersey-Emerald deposit. A limited testwork program was conducted during August 2006 for the flotation recovery of molybdenite from ore samples at the Jersey-Emerald deposit.

The metallurgical processing procedures have been designed to produce saleable grade tungsten gravity and flotation concentrates, as well as the option of producing a molybdenum flotation concentrate. Lead/zinc may be batched through the mill separate to these ores.

In the absence of metallurgical test data and results, a number of design parameters will be based on assumed information and best practice information. These items will be appropriately marked in the process design criteria. Also, the flotation circuit has been designed to be as flexible as possible with regards to the different ore types which may be treated at the property.

The unit operations in the process plant include the following:

- run-of-mine (ROM) ore feed hopper and reclaim
- primary crushing and screening
- secondary crushing
- rod mill grinding
- screen classification
- bulk sulphide rougher flotation
- cyclone classification of the sulphide flotation tailings/tungsten recovery plant feed
- gravity concentration of the cyclone underflow
- regrinding of the gravity concentration tailings
- tungsten flotation feed thickening
- tungsten rougher flotation
- cleaner stages of tungsten flotation
- tungsten concentrate thickening
- tungsten concentrate acid treatment
- tungsten concentrate neutralization, filtration, and dispatch
- tailings thickening and filtration
- tailings disposal alternately by backfill and deposition in the tailings impoundment area
- water reclamation from process thickeners
- fresh water circuit.

The plant is designed to operate on the basis of two 12-hour shifts per day, for 358 days per year.

Underground ore will be delivered to the primary crusher for size reduction prior to feeding the cone crusher.

The primary crushing plant will have the following equipment:

- stationary grizzly with rockbreaker
- Ross chain feeder
- jaw crusher
- conveyor belts
- cranes.

The secondary cone crusher will crush the jaw crusher product to a suitable size for the milling process.

The main items of equipment in the secondary crushing circuit will be the following:

- conveyor belts
- cone crusher
- vibrating sizing screen
- metal detector
- belt magnet
- cone crusher dust collection system.

The grinding circuit will reduce the size of the crushed ore to the particle size required for the subsequent flotation process. The grinding process will be a twin-stream operation with two rod mills in closed circuit with the classifying screen. The grinding will be conducted as a wet process. The grinding circuit has the following equipment:

- conveyor belt feeders
- conveyor belts
- conveyor belt weigh scale
- rod mills
- mill discharge pumpbox
- classifying feed slurry pumps
- screen classifiers
- mass flow meter
- sampler system.

The final grade of the gravity tungsten concentrate will be 73% to 75% WO_3. Historical data indicates that a gravity concentrate of 75.7% WO_3 was previously produced at the site.

Tungsten flotation concentrate will be upgraded using hydrochloric acid, and filtered prior to dispatch. The leaching process will upgrade the tungsten flotation

concentrate from a tungsten grade value of about 37% WO_3 to about 65% WO_3 by dissolving the carbonate gangue minerals present in the flotation concentrate.

The leached slurry will be pumped to the tungsten concentrate filter press to dewater the concentrate to approximately 8% moisture value.

Representative samples of drill core material, or a bulk sample, should be submitted for detailed testing in order that a tungsten recovery process may be defined. This information will form the basis for a more detailed engineering design of the processing plant.

The testwork required includes the following:

- head assays, including trace elements
- a mineralogical investigation detailing the mineral associations and liberation characteristics
- crushing and grinding work index values
- gravity concentration tests
- flotation of sulphide minerals, including, if applicable, the sequential flotation involving the separation of base metal sulphides, and molybdenite, from pyrite and/or pyrrhotite
- the flotation of tungsten (scheelite) requires characterization
- settling and filtration tests of various product streams
- backfill/dry stack tailings production tests
- identification of upgrading processes and testwork to characterize the upgrading processes
- environmental evaluation of plant products and waste streams.

1.7 INFRASTRUCTURE AND ANCILLARY FACILITIES

There will be a geographical separation between the mine and the mill at the Jersey-Emerald Property. Surface structures and facilities will be 150 m below the mine portals requiring the rehabilitation of existing infrastructure. Surface facilities will be adjacent to the old tungsten mill site. Access roads to mine portals and the proposed mill site will be upgraded.

Building on sloping terrain will involve cut-and-fill excavation for some structures. Cut-and-fill quantities will be minimized by optimizing the excavation for buildings individually, as opposed to excavating a single level area for all buildings. Buildings will be arranged to make best use of ground contours. The number of buildings and the distances between buildings will be minimized, considering snow clearance, to reduce construction and heating costs, and to facilitate communication between buildings.

All mineral processing equipment will be located on surface reducing construction time and costs, reducing operating costs, and allowing easier access for concentrate haulage.

The existing coarse ore bins were filled with waste rock at the previous mine closure. The waste rock will be excavated from the ore bins and dumped on surface at the existing waste rock dumps, adjacent to the Invincible Mine portals.

The surface maintenance workshop will be located adjacent to the mill infrastructure. The underground maintenance workshop will be in the previous location near the Jersey 4200 portal.

All facilities and roads will be designed for the high snowfall, high rainfall, and winters typical of this area. During winter, snow will make surface travel difficult and potentially dangerous.

Plant site runoff water will flow by gravity to a collection pond where water will clarify before being pumped to an effluent treatment plant. Cutoff ditches on the up-hill side of the plant site will divert water around the site.

The potential for the mill to be installed underground was assessed in this study. The advantages and disadvantages for surface versus underground installation were assessed. Underground mill installation reduces infrastructure and capital expenditure. The underground mill construction would cost approximately Cdn$2.1 million as most of the excavation is available in the existing workings. This cost includes ground support and additional underground development for storage and access. The surface mill building would cost approximately Cdn$12.9 million.

Reduced ore storage capacity, additional development to access the Invincible mine, and logistical constraints are significant disadvantages of installing the mill underground. Wardrop proposes that the mill be installed on surface, adjacent to the old mill site.

1.8 Environmental Considerations

In the past, mines have operated on the Jersey-Emerald Property without having to meet stringent environmental impact assessment and monitoring requirements. Under today's regulatory regime, the proponent will have to obtain a number of approvals, licenses, and permits in order to start operations and avoid or mitigate any adverse environmental effects of the project.

The main responsibility for permitting the project lies with the following two Ministries of the BC Government:

- Ministry of the Environment (MOE)
- Energy, Mines and Petroleum Resources (EMPR).

All mining projects in BC are governed by the Mines Act RSBC 1996, 293 (Mines Act) and its accompanying Health, Safety and Reclamation Code for Mines in British Columbia (Code). Both are administered by the Mining Operations Branch of the EMPR, which issues Mines Act permits subsequent to Environmental Assessment Certification.

Since no environmental studies of prior operations on the property are known to exist, it is expected that a baseline description of existing conditions will have to be generated. This will provide a benchmark against which future operational monitoring results will be compared to determine the effects of the operation on the surrounding environment.

A single set of three water samples was collected on the site in August, 2005 and analysed for a limited number of parameters. This is the only post-closure water quality data known to be available.

An environmental baseline study in support of impact assessment and permitting will include the following components:

- A detailed description of the project, including mineralogy, methods, processes production rate and expected mine life, tailings and waste rock character and disposal plans, based on the engineering components of this scoping study. An adjunct to this program may be required to characterize any leachate from waste deposits which reports directly or indirectly to surface watercourses.
- A description of the general project setting, including meteorological and climatic data, based on existing records from the Salmo weather station (VE7KNL), topographic maps and aerial photos, personal communications with ex mine personnel and site reconnaissance visits.
- A description of the existing surface infrastructure, including buildings, roadways water and fuel tanks and other structures, based on recent site visits.
- A possible estimate of groundwater movement across the site, if it is emerging into the surface drainage.
- A description of the surface hydrology of the site, including connections to the regional drainage system and estimated seasonal discharge rate based on field measurements and incorporating rates of discharge for all mine sources. Data loggers may be used to record water levels over the seasons at several stream sites.
- A description of surface water quality in all site drainage channels and receiving waters, including one or more reference locations, based on a field sampling and chemical analysis program of one year's duration following Environment Canada's Metal Mining Effluent Regulations and the advice of B.C Environment's Regional staff.

- A description of streambed sediments at key locations, including chemical characterization and particle size distribution. Sampled concurrently with water and/or fish habitat investigations.
- A description of fish habitat and populations and their tissue levels of metals in the receiving watercourse(s), including physical features and the population of streambed invertebrate fauna (benthos) which serve as both fish food and indicators of water quality. An inventory would be carried out in conjunction with other field studies.

1.9 HUMAN RESOURCES

Manpower levels have been determined by scheduling labour and supervision requirements for each department of the operation. The unit costs are based on annual ore production of 1,100 tonnes per day and 358 days of operation. Surface shifts will be 12 hours. Underground mine shifts will be 10 hours which allows for re-entry time after blasting. The 10 hours shifts will require dispensation from the Mines Inspector for variance from the maximum 8-hour underground shifts. All shift personnel will work a four-days on/four-days off rotation. Mining and construction contractors will begin work in the first 12 months of the project life to allow time for the owner to recruit staff for the project. Total staff peaks at 165 personnel during full production. Four crews will operate the rotation.

1.10 CAPITAL COSTS

An initial capital of Cdn$85.3 million is required for the project, based on estimates developed by Wardrop Engineering Inc. The capital cost estimate (CCE) is divided into pre-production capital and sustaining capital. Pre-production capital is all capital expenditure required to reach production of concentrate from the process plant. Sustaining capital is all capital expenditure after the process plant is in production.

The Basis of Estimate is by allowance, based on Wardrop engineers and estimators experience with costs for similar mines. The accuracy of the estimate is ±35%, which is suitable for scoping level study. All capital costs are expressed in Canadian dollars.

Escalation is not included. A contingency of 15% has been applied to the direct and indirect costs of the project. Foreign exchange is 2nd quarter 2007.

1.11 OPERATING COSTS

On-site operating costs are estimated to be Cdn$70.92/t of ore processed including mining, processing, and general and administrative. The unit costs are based on annual ore production of 1,100 tonnes per day and 358 days of operation.

The mining unit cost of Cdn$39.97/t of ore includes mine labour, power. Productivities, equipment operating hours, manpower, and supply requirements were estimated for each type of mining activity based on 10-hour shifts.

The process operating cost of Cdn$25.34 is based on two 12-hour shifts per day.

The general and administrative operating cost is Cdn$5.61, which includes all operating expenses not directly related to either mining or processing.

The total concentrate transportation cost is estimated at Cdn$130.87/wmt. Concentrate will be transported by truck in bulk bags from the mine site to Vancouver. The bulk bags will then be shipped from Vancouver to undetermined offshore treatment facilities.

1.12 ECONOMIC EVALUATION

The pre-tax financial model includes the following:

- average exchange rates from Bank of Canada
- average metal prices from the London Metal Exchange
- concentrate transportation cost
- mine royalties
- other off-site costs
- on-site operating costs.

The financial assessment in this study is preliminary in nature. Inferred resources are included and there is no certainty that these will be realized as measured and indicated resources in the future.

The two streams of scheelite concentrate produced are gravity concentrate at 75% WO_3 and flotation concentrate at 65% WO_3.

Scheelite concentrate prices are based on discounted ammonium paratungstate (APT) and averaged over life of mine:

- US$198/mtu for gravity concentrate
- US$172/mtu for flotation concentrate.

Operating expenditure has been averaged for the life of the project at Cdn$70.92/t of ore. Salvage Costs are based on 10% of the initial direct capital cost. Reclamation costs are estimated at Cdn$10.25 million. The discounted cash flow rate of 8% is considered an industry standard.

The base case scenario was developed using three-year average concentrate prices. Sensitivity on concentrate price included:

- 2 year discounted APT averages
- Current discounted APT averages.

Table 1.3 Summary of Economic Models

Discounted APT Concentrate Price	Gravity Concentrate Price (US$/mtu)	Flotation Concentrate Price (US$/mtu)	NPV (Cdn$ million)	IRR (%)	Payback Period (Years)
3 year Average	198	172	-23.3	-3.4	n/a
2 year Average	245	212	9.8	12.4	3.8
Current	244	211	3.8	9.7	4.0

1.12.1 *PAYBACK*

Payback will be approximately 4 years, based on an initial capital cost of Cdn$85.3 million. Payback was not achieved with the 3 year discounted APT average prices. The payback period is defined as the numbers of years required to pay back the initial investment after revenue is generated by the project. The payback period does not take into account escalation or interest.

1.12.2 *MINE LIFE*

The estimated production mine life is 5.3 years. There is potential for exploration in the areas adjacent to the NI 43-101 resource established in this report.

1.12.3 *MARKETS AND CONTRACTS*

The Jersey-Emerald Property will produce two scheelite concentrate products:

- gravity concentrate with a grade of 75% WO_3
- flotation concentrate with a grade of 65% WO_3.

Concentrate may be blended to maximize revenue.

Scheelite concentrate is not sold on the open market. Sale of scheelite concentrate is through private sale contracts. The concentrate pricing for the financial evaluation in this study is based on free market values for ammonium paratungstate. The APT price is listed on the London Metal Exchange (LME). Jersey-Emerald concentrate may be sold at discounted APT prices.

Further understanding on the sale of scheelite concentrate is required. Wardrop recommends the use of a third party to provide further market and contract information in future studies.

Future studies should include a trade-off study on the production of APT at the Jersey-Emerald Property. Other tungsten suppliers in North America are looking to upgrade scheelite concentrate to APT to produce a more saleable product.

1.13 RECOMMENDATIONS

The financial evaluation shows that the Jersey-Emerald Property is a marginally positive project at the current concentrate prices and with the current NI 43-101 resource. A number of opportunities should be investigated to make the project more robust and potentially improve the value of the property. This includes:

- processing the existing tungsten tailings dam
- further exploration of tungsten orebodies
- completion of a resource estimate on the remnant Emerald tungsten orebody
- recovery of lead/zinc pillars
- further exploration of lead/zinc orebodies
- completion of a resource estimate on the remnant lead/zinc orebodies.

The resource used in this study is compliant to NI 43-101. Historical information including tonnes and grade of the tailings dam and the lead/zinc pillars are not included. These resources may be converted to NI 43-101 resources through appropriate sampling methods for future studies.

The economic resource in this study includes measured, indicated, and inferred resources. Inferred resources can be used at this early stage scoping study evaluation. At higher preliminary economic assessment or feasibility levels of evaluation, inferred resources cannot be included. Drilling and sampling to upgrade the inferred resources will be required before advancing to pre-feasibility level.

Geotechnical logging of drill core should be undertaken concurrently with exploration work. This will be required for geotechnical analysis in higher-level studies. Exploration drilling should continue to be reviewed by a Qualified Person to satisfy NI 43-101 standards.

Optimizing the scheduling of ore from each of these opportunities will be necessary to minimize initial capital and maximize early cash flow for the project. Utilizing existing infrastructure will be critical in achieving this goal.

Metallurgical testing of tungsten ore should be undertaken according to recommended programs. Sampling of the tungsten tailings dams should be undertaken to meet NI 43-101 standards through a program established by a P.Geo. Metallurgical testing of the tungsten tailings material will be required.

The Jersey-Emerald Property has a number of project opportunities that, if converted to an NI 43-101 resource, may provide additional cash flow and improve the overall project economics.

The mill could be designed to treat the following materials:

- tungsten
- molybdenum
- lead/zinc
- tungsten tailings.

The different ores could be batched through the mill and treated individually.

Production of APT has not been considered in this study. APT is a higher value product with increased potential for sales contracts and higher revenue. This should be reviewed in future studies.

There is significant potential for exploration and possible joint venture opportunities on surrounding properties, including:

- Reeves MacDonald Lead-Zinc Property
- Jackpot Lead-Zinc Deposit
- Posie Lead-Zinc-Tungsten Claims
- Molly Property
- HB Lead-Zinc Property
- Summit, Ore Hill, and Bonanza Mines.

2.0 INTRODUCTION AND TERMS OF REFERENCE

Sultan Minerals Inc. (SUL-TSX), commissioned Wardrop Engineering Inc. (Wardrop) to prepare an independent National Instrument 43-101 compliant Technical Report for the Jersey-Emerald Property in southeastern British Columbia, Canada.

The work involved developing conceptual design of all aspects of the project, including mine design, mineral processing, tailings disposal, concentrate transportation and economic evaluation. The scoping study has been completed to a ±35% level of accuracy suitable for this level of study.

In 2006, Giroux Consultants Ltd. (Giroux) completed a National Instrument 43-101 (NI 43-101) compliant resource estimate and technical report. Wardrop's work began in February of 2007 and is based on this resource estimate.

Mr. Gary Giroux, P.Geo., an employee of Giroux Consulting Ltd., is the Qualified Person for matters relating to exploration and geology data, and the mineral resource estimate.

Mr. Perry Grunenberg, P.Geo., of PBG Geoscience, is the Qualified Person for matters relating to exploration and geology data.

Mr. Andy Nichols, P.Eng., an employee of Wardrop Engineering Inc., is the Qualified Person for matters relating to the economic resource estimate.

Mr. Andre De Ruijter, P.Eng., an employee of Wardrop Engineering Inc., is the Qualified Person for matters relating to metallurgy and mineral processing.

Ms. Karla Mills, P.Eng., (who visited the property February 27 and 28, 2007), an employee of Wardrop Engineering Inc., is the Qualified Person for matters relating to Environment.

This technical report is prepared in compliance with the requirements of National Instrument 43-101 to be filed with the British Columbia Securities Commission and the TSX Venture Exchange.

Imperial units of measure are used in the resource estimation and for all property work (Sections 4.0 to 18.0 excluding Section 16.0) in order to be consistent with the historic mine grid and the results of more than 5,000 diamond drill holes completed over the 60 year mine life.

The outputs from the Jersey-Emerald Scoping Study (Sections 16.0, and 18.0 to 24.0) are converted to metric units of measure.

2.1 TERMS OF REFERENCE

The following abbreviations have been used for units of measure:

cubic feet	ft^3
cubic feet per minute	cfm
cubic metres	m^3
day	d
dollar (Canadian)	Cdn$
dollar (US)	US$
gallon	Gal
grams	g
hectare	ha
horsepower	hp
hour	h
kilometre	km
kilowatt	kW
litre	L
metre	m
metric tonne unit	mtu
millilitre	ml
millimetre	mm
minute	min
ounce	oz
parts per million	ppm
second	sec
short ton (2,000 lbs)	st
tonne (1,000 kgs)	t
wet metric ton	wmt
year (annum)	a

3.0 RELIANCE ON OTHER EXPERTS

Wardrop has followed standard professional procedures in preparing the contents of the Jersey-Emerald Scoping Study. Data used in this report has been verified where possible and Wardrop has no reason to believe that the data was not collected in a professional manner.

Mr. Ed Lawrence, P.Eng, previous mine manager of the Jersey and Emerald Mines was instrumental in assisting with compilation and interpretation of the large volume of historic mine plans, sections, and reports that were used in the preparation of this report.

4.0 PROPERTY DESCRIPTION AND LOCATION

The property is located in southeastern British Columbia centred at approximate UTM coordinates of 5438700 N and 484000 E (see Figure 4.1). The claims are covered by UTM map-sheets 082F004, 005, 014, and 015 within the Nelson Mining Division. The claims are located approximately ten kilometres southeast of the community of Salmo (see Figure 4.2). The Jersey-Emerald Property covers an area of approximately 30 km^2, between the Salmo River on the west and the peak of Nevada Mountain on the east, and is bounded on the north by Sheep Creek and on the south by Lost Creek.

The property consists of a block of 44 crown granted claims (see Table 4.1) totalling 660.36 ha, and 72 mineral claims (see Table 4.2) comprising 8634.5 ha, in the Nelson Mining Division (see Figure 4.2).

Figure 4.1 Property Location Map


SULTAN MINERALS INC.
JERSEY PROPERTY
Nelson Mining Division B.C. NTS: 82F/3E
LOCATION MAP
Dawson City
YUKON
Whitehorse
Watson Lake
Skagway
Dease Lake
BRITISH COLUMBIA
Hazelton
Prince Rupert
Prince George
Quesnel
Kamloops
Vancouver
Hope
Trail
JERSEY PROPERTY
0 100 200 300 400 500
KILOMETERS

Table 4.1 Crown Granted Mineral Claims

Type	Claim Name	Tenure	Area (ha)
CG	BIG DICK	L 14882	18.790
CG	BRUCE FRACTION	L 14890	1.620
CG	CALCITE	L 14763	9.430
CG	COMET	L 14761	14.420
CG	CONTACT	L 14762	14.860
CG	COPPERFIELD	L 14904	16.610
CG	DODGER	L 12083	19.540
CG	EMERAL	L 9073	20.900
CG	EMERALD FRACTIONAL	L 9074	16.890
CG	GOLD STANDARD	L 9071	20.900
CG	HAL NO. 1	L 15020	20.510
CG	HAL NO. 2	L 15021	20.520
CG	HILLSIDE	L 14881	14.040
CG	JERSEY	L 9070	17.820
CG	KING ALFRED	L 3368	19.270
CG	KING SOLOMAN	L 3369	8.480
CG	LAST CHANCE	L 12116	20.020
CG	MARK TAPLEY	L 12117	18.730
CG	MORNING	L 9075	8.940
CG	PICKWICK	L 12087	18.490
CG	REX FRACTION	L 14889	4.160
CG	ROYAL CANADIAN	L 12115	15.970
CG	SCOTT FRACTION	L 14765	16.490
CG	STAN FRACTION	L 14764	1.450
CG	STANDARD FRACTIONL	L 9072	5.360
CG	SUNSHINE	L 9076	18.790
CG	SUNSHINE NO. 2	L 15033	13.970
CG	VICTOR FRACTION	L 14888	15.480
CG	BONCHER	L 12686	20.900
CG	JUMBO 2	L 12688	18.320
CG	ALFIE	L 15091	20.900
CG	DEN #1 FR	L 15041	20.890
CG	DEN FR	L 15040	13.740
CG	MASTADON	L 1070	20.900
CG	NELLIE J	L 1071	20.900
CG	TUNGSTEN KING	L 15092	15.870
CG	TUNGSTEN KING #1	L 15094	17.180
CG	TUNGSTEN KING #1FR	L 14766	18.280
CG	TUNGSTEN KING #2	L 15093	3.830
CG	TUNGSTEN KING #3	L 15095	11.490
CG	TUNGSTEN KING #4	L 15096	10.140
CG	TUNGSTEN KING #5	L 15097	9.160
CG	TUNGSTEN KING #7	L 15098	18.660
CG	TUNGSTEN KING #8FR	L 15099	6.750
		Total	**660.360**

Table 4.2 Located Mineral Claims

Tenure #	Tenure Type	Claim Name	Map Number	Good To Date	Area (ha)
233462	RGC	SUMMIT	082F015	2009/DEC/27	25.0
234582	RGC	INVINCIBLE	082F014	2011/MAR/15	25.0
318816	Mineral	JERSEY #4	082F014	2009/DEC/27	500.0
318817	Mineral	JERSEY #2	082F014	2009/DEC/27	500.0
319025	Mineral	JERSEY 1	082F014	2009/DEC/27	500.0
319026	Mineral	JERSEY 3	082F014	2009/DEC/27	500.0
322324	Mineral	BLUE JAY 1	082F004	2009/DEC/27	25.0
322325	Mineral	BLUE JAY 2	082F004	2009/DEC/27	25.0
322326	Mineral	BLUE JAY 3	082F004	2009/DEC/27	25.0
322327	Mineral	BLUE JAY 4	082F004	2009/DEC/27	25.0
322328	Mineral	BLUE JAY #5	082F004	2009/DEC/27	25.0
322329	Mineral	BLUE JAY 6	082F004	2009/DEC/27	25.0
322859	Mineral	LEROY 5	082F014	2009/DEC/27	25.0
322860	Mineral	LEROY 6	082F014	2009/DEC/27	25.0
322861	Mineral	LEROY 7	082F014	2009/DEC/27	25.0
322862	Mineral	LEROY 8	082F014	2009/DEC/27	25.0
324439	Mineral	LOST GOLD	082F004	2009/DEC/27	225.0
325259	Mineral	MV 1	082F004	2009/DEC/27	25.0
325260	Mineral	MV 2	082F004	2009/DEC/27	25.0
325261	Mineral	MV 3	082F004	2009/DEC/27	25.0
325262	Mineral	MV 4	082F004	2009/DEC/27	25.0
325269	Mineral	JERSEY 5	082F004	2009/DEC/27	500.0
325270	Mineral	JERSEY 6	082F004	2009/DEC/27	300.0
329070	Mineral	POSIE 1	082F004	2010/DEC/27	500.0
330364	Mineral	LEROY 9	082F014	2009/DEC/27	25.0
330365	Mineral	LEROY 10	082F014	2009/DEC/27	25.0
330366	Mineral	LEROY NORTH 1	082F014	2010/DEC/27	25.0
330367	Mineral	LEROY NORTH 2	082F014	2010/DEC/27	25.0
330368	Mineral	LEROY NORTH 3	082F014	2010/DEC/27	25.0
330369	Mineral	LEROY NORTH 4	082F014	2010/DEC/27	25.0
330370	Mineral	LEROY NORTH 5	082F014	2010/DEC/27	25.0
330371	Mineral	LEROY NORTH 6	082F014	2010/DEC/27	25.0
330372	Mineral	LEROY NORTH 7	082F014	2010/DEC/27	25.0
330373	Mineral	LEROY NORTH 8	082F014	2010/DEC/27	25.0
331985	Mineral	HANGOVER	082F004	2009/DEC/27	25.0
331986	Mineral	GULLY	082F004	2009/DEC/27	25.0
342202	Mineral	JERSEY #7	082F015	2009/DEC/27	500.0
342203	Mineral	JERSEY #8	082F015	2009/DEC/27	400.0
347849	Mineral	SUMIT 1	082F015	2009/DEC/27	25.0
347850	Mineral	SUMIT 2	082F015	2009/DEC/27	25.0
347851	Mineral	SUMIT 3	082F015	2009/DEC/27	25.0
347852	Mineral	SUMIT 4	082F015	2009/DEC/27	25.0
348168	Mineral	J1	082F015	2007/DEC/27	25.0
348169	Mineral	J2	082F015	2007/DEC/27	25.0
348170	Mineral	J3	082F015	2007/DEC/27	25.0
348171	Mineral	J4	082F015	2007/DEC/27	25.0
348172	Mineral	J5	082F014	2007/DEC/27	25.0
348173	Mineral	J6	082F015	2009/DEC/27	25.0
348174	Mineral	J7	082F015	2009/DEC/27	25.0
348175	Mineral	J8	082F015	2009/DEC/27	25.0

continued next page…

Tenure #	Tenure Type	Claim Name	Map Number	Good To Date	Area (ha)
348176	Mineral	J9	082F015	2009/DEC/27	25.0
348177	Mineral	J10	082F015	2009/DEC/27	25.0
348178	Mineral	J11	082F015	2009/DEC/27	25.0
348179	Mineral	J12	082F015	2009/DEC/27	25.0
348180	Mineral	JERSEY 9	082F015	2009/DEC/27	400.0
348181	Mineral	JERSEY 10	082F015	2009/DEC/27	500.0
348182	Mineral	JERSEY 11	082F015	2009/DEC/27	500.0
348183	Mineral	JERSEY 12	082F015	2009/DEC/27	450.0
349449	Mineral	J-13	082F004	2009/DEC/27	25.0
349450	Mineral	J-14	082F004	2009/DEC/27	25.0
349451	Mineral	J-15	082F004	2009/DEC/27	25.0
349452	Mineral	J-16	082F004	2009/DEC/27	25.0
349453	Mineral	J-17	082F004	2009/DEC/27	25.0
349901	Mineral	JERSEY 13	082F015	2009/DEC/27	450.0
349902	Mineral	JERSEY 14	082F015	2009/DEC/27	450.0
349903	Mineral	J 18	082F015	2009/DEC/27	25.0
349904	Mineral	J 19	082F015	2009/DEC/27	25.0
349905	Mineral	J 20	082F015	2009/DEC/27	25.0
349906	Mineral	J 21	082F015	2009/DEC/27	25.0
349907	Mineral	J 22	082F015	2009/DEC/27	25.0
349908	Mineral	J 23	082F015	2009/DEC/27	25.0
518176	Mineral	ART 1	082F	2007/JUL/22	84.5
				Total	**8,634.54**

In October of 1993, the Company entered into an option agreement with Lloyd Addie and Robert Bourdon, whereby the Issuer acquired an option to purchase 100% interest in the Jersey Claim Group near Salmo, British Columbia, for consideration of 200,000 shares of the Issuer and cash payments totalling $43,389. The claims overlie the former Jersey and Emerald lead, zinc and tungsten mines operated by Placer Dome from 1947 to 1973.

The Company's interest in the Jersey-Emerald Property is subject to a 3% NSR, which can be reduced to 1.5% by making additional cash and share payments totalling $500,000 and 50,000 shares on completion of a positive feasibility study. The property is subject to an advance royalty payment that was due to commence on October 2000. In October 2000 an amendment to the agreement extended the start of the royalty payments to 2004 and in October 2004 a second amendment extended the start of the royalty payments to 2009. In consideration, 400,000 common shares were issued to the royalty holders.

In May 2005, the Company entered into a purchase agreement to acquire the Invincible Tungsten Mine property, covering an area of 25 ha. Sultan will purchase the property from the Seller for a cash payment of $3,000 and 9,000 common shares of Sultan common stock and will acquire a 100% right, title and interest in and to the property, subject to a 2% Net Smelter Return royalty (NSR), which Sultan may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 to the Seller after the completion of a positive feasibility study; and an Annual Advance Royalty Payment of

$3,000, which will commence in year 2010. The Invincible Mine property is located within the Jersey-Emerald Property boundary.

The optioned property is comprised of 28 crown granted mineral claims, 4 two-post claims and 80 mineral units encompassing approximately 1,700 ha in the Nelson Mining Division. The property has since been expanded by staking, optioning and purchasing additional claims and now includes 47 crown granted mineral claims, 60 two-post claims and 278 mineral units in 15 four-post claims.

There are no other pre-production royalties, back-in rights or other agreements or encumbrances to these claims with respect to Sultan's option right to them known to the author. There are no environmental liabilities existing on the property.

The authors foresee no permitting obstacles for a year round drill program as prior drill programs have been permitted and conducted throughout the property in the past. Permits are presently in place for underground drilling and drifting programs.

Figure 4.2 Claim Location Map


SALMO
N
SULTAN MINERALS INC.
CLAIM LOCATION MAP
JERSEY CLAIM GROUP,
SALMO, BRITISH COLUMBIA
Meters

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

Access to the Jersey-Emerald Property is via Highway 6 between the town of Salmo and the Highway 3 junction to Creston (see Figure 5.1). A network of good quality, gravel mine roads provide excellent access to the centre of the property from Highway 6, which is situated along the west edge of the property.

Salmo enjoys a pleasant summer climate with August temperatures averaging 25°C and moderate precipitation. Winter temperatures average -10°C in January with moderate snowfall. Total annual precipitation is on the order of 750 mm of moisture with much of this falling during the rainy season from April to June. The property is not in a heavy snow belt but up to four feet or more can be expected at the mine site during the winter months. Snow free conditions at higher elevations can be expected from late April to early November. Access to the property can be attained for year-round exploration.

The Highway 6 corridor carries a power line and rail bed. Teck Cominco Trail Smelter facility is located about 45 minutes drive south of the property. Crew lodgings are available in Nelson or Salmo. A skilled labour force for mining and exploration is available in Nelson, Salmo, Trail, and Castlegar. Trail, Nelson and Castlegar are also major supply and service centres for resource industries.

The property is situated in the rugged mountainous physiographic division known as the Selkirk Mountains. In the vicinity of the claims relief is on the order of 1,200 m (4,000 ft) between Salmo Creek in the valley bottom at 600 m (2,000 ft) and the crest of Nevada Mountain at 1,860 m (6,100 ft). Slopes vary from rolling within the centre of the claims to moderately steep along the east and west margins. Preliminary inspection of topography indicates that there are numerous areas for development of infrastructure required for mining and milling within the claims.

Much of the area has been logged or burned previously and vegetation consists of small diameter stands of larch, balsam, fir, jackpine, and mountain alder. In many areas second growth vegetation is extremely dense making movement through the forest difficult. Several areas of extensive outcrop occur over and immediately north of the Jersey mine site but much of the property is covered by a veneer of glacial till. Till cover varies in thickness from less than one metre on the slopes to more than 20 m in valley bottoms.

Figure 5.1 Location Map Showing Exploration and Mining Zones on the Property


SALMO
N
Aspen
Property Border
Hedgehog Creek
Leroy North
SHEEP CREEK
Summit Gold
Emerald-Leroy
Jersey
BC
Tungsten King
LOST CREEK
Truman Hill
Wilson Creek
SALMO RIVER
Creston
United Verde
Legend
kilometers

6.0 HISTORY

The earliest record of exploration in the area dates to 1895 when gossanous outcrops on the south side of Iron Mountain attracted the attention of prospectors. The area was initially explored for gold and the 1896 Minister of Mines Report states that assays as high as $70.00/st in gold (about 3.5 oz/st or 100 g/st) were obtained from the area.

Prospecting continued and in 1906, lead mineralization was discovered on the Emerald claims. Several small, high-grade ore shipments were made and in 1910, Iron Mountain Ltd. was formed by Pacific Coast Steel of San Francisco to develop the property. A 25-ton mill was erected in 1919 and operated until 1926 when low metal prices forced closure. In 1934, a major forest fire destroyed the mill.

In 1938, tungsten and molybdenite mineralization was discovered in skarn bands at the site of the long abandoned gold workings on the Emeral, Emerald Fraction, and Gold Standard claims. In 1942, Wartime Metals Corp., a Federal Government Agency, put the Emerald Tungsten mine into production for the war effort. Operations were suspended in 1943 when the war demand for tungsten eased.

The property remained inactive until 1947 when Canadian Exploration Ltd. (later Placer Dome Ltd.) purchased the property of Iron Mountain Ltd. Placer Dome eventually purchased the government held tungsten reserves and tungsten mill in 1952. Tungsten production recommenced in 1947 and lead-zinc production began in 1949. Lead-zinc concentrate was produced from two zones: the Jersey and the Emerald Lead-Zinc Deposits. Tungsten concentrate was produced from four zones: the Emerald, Feeney, Invincible and Dodger deposits. Production continued until September 1973 when the mine was closed due to low metal prices and depleted lead, zinc and tungsten reserves. Over the mine life 7,968,080 st of lead-zinc ore grading 1.95% Pb and 3.83% Zn, and 1,597,802 st of tungsten ore grading 0.76% WO_3 were mined and milled.

In 1979, Mentor Exploration Ltd carried out a diamond drill program to explore the south extension of the Emerald Shaft tungsten zone. This work encountered favourable geology but the target zone was found to be too deep and too narrow to be adequately tested by surface drilling.

In 1981, Mentor Exploration Ltd completed a five hole diamond drill program totalling 1,070 metres to test for molybdenum mineralization in the Emerald stock area. This work provided valuable information on the nature of the intrusive in this area, being the deepest testing carried out to that time. However, no economic zones of molybdenite were encountered.

In 1990, the property was sold to Nu-Dawn Resources Inc. who in 1993 sold it to Lloyd Addie and Bob Bourdon, both of Nelson, BC. In 1993, Addie and Bourdon found that fine particles of free gold could be panned from the tungsten tailings. A prospecting and lithogeochemical sampling program was therefore initiated over the known tungsten zones. This work lead to the discovery of significant bedrock gold values in the vicinity of the Jersey and Emerald zones.

In October of 1993, the property was optioned by Sultan Minerals Inc. Sultan undertook an exploration program that entailed ground and airborne geophysical surveys, prospecting and rock chip sampling. This work led to the identification of several targets believed to have potential for gold mineralization.

During the winter of 1994-95, an eleven hole (1,324 m) diamond drill program was undertaken by Sultan to follow up targets identified by the previous work. Drilling resulted in the discovery of several gold bearing zones in the vicinity of both the Jersey lead-zinc deposit and the Emerald tungsten deposit. The drilling also intersected a lead-zinc zone situated 55 m below the former Jersey lead-zinc deposit.

In 1996, an exploration program consisting of soil and silt sampling, geological mapping, prospecting, rock sampling and diamond drilling was carried out on the property to better delineate the mineralized areas identified by Sultan. A total of three underground and 13 surface diamond drill holes were completed for a total of 1,707 m. Drilling was designed to test the gold potential of the Bismuth-Gold zone, Emerald Gold zone, Leroy Gold zone and the lower lead-zinc horizon. Three drill holes were completed to the east of the mine area to test an anomalous multi-element geochemical zone delineated from surface exploration, called the East Ridge zone.

Exploration on the claims was inactive until market values for molybdenum increased dramatically in 2005. With the improved molybdenum prices, Sultan Minerals conducted exploration for molybdenum focussing on the Dodger Mine area where mine records indicated the presence of molybdenite.

7.0 GEOLOGICAL SETTING

7.1 REGIONAL GEOLOGY

The Jersey-Emerald Property lies near the south end of the Kootenay Arc and is underlain by rocks of the Cambrian Laib Formation (CmL) and the Ordovician Active Formation (OA). The Laib Formation is comprised of mixed carbonates and pelites that have been subdivided into the Truman Member brown argillites, the Emerald Member black argillites and the Reeves Member limestones (see Figure 7.1).

The eastern part of the property has historically been mapped as a much younger (Ordovician) Active argillite, however recent work by the Company indicates that the contact may in fact be conformable and that the Active Formation appears to be geochemically identical to the Laib Formation Emerald Member black argillites.

The sedimentary formations are intruded by granitic dykes, sills and bodies mapped as Createceous Granite (Hoy and Dunne, 1997).

Figure 7.1 Geology Map – Jersey Claim Group


N
SULTAN MINERALS INC.
GEOLOGY MAP
JERSEY CLAIM GROUP,
SALMO, BRITISH COLUMBIA

7.2 LOCAL AND PROPERTY GEOLOGY

The property is underlain by rocks of the Cambrian Laib Formation. This is a sequence of transitional rocks comprised of mixed carbonates and pelites (Little, 1960). In the vicinity of the property the Laib Formation has been further subdivided into the Truman Member, comprised of interbedded thin grey and white, locally dolomitic limestone; the Emerald Member, a black argillite unit; and the Upper Laib Formation, comprised of green phyllite and micaceous quartzites.

The sedimentary rocks are intruded by small plugs, dykes, and sills of Cretaceous granite. The sedimentary rocks that are in contact with the granitic bodies are typically skarnified, resulting in a variety of skarn rocks ranging from re-crystallized coarse grained marble to garnet-pyroxene bearing skarn.

The Laib Formation has been deformed by three phases of folding all at least of local significance. Within the mine area, structure is dominated by a major north-northeast trending anticline known locally as the Jersey anticline.

Three small stock-like bodies of Cretaceous biotite granite, elongate parallel with the local foliation, intrude the Jersey anticline and locally cut the ore-zones near the Jersey mine. From south to north, these are the Jersey, Emerald, and Dodger stocks. Potassium-argon age dates obtained from biotite from the Dodger stock give a date of 100.0 ±3.0 million years. One kilometre west of the Jersey mine the Laib sediments are intruded by a small circular body of Tertiary, augite monzonite referred to as the Salmo River stock. Biotite from this stock gave a potassium-argon age of 50.6 ±1.5 million years.

Figure 7.2 Geology Map – Jersey Mine Area


N
SULTAN MINERALS INC.
GEOLOGY MAP
JERSEY MINE AREA,
SALMO, BRITISH COLUMBIA
Meters

8.0 DEPOSIT TYPES

8.1 LEAD-ZINC DEPOSITS

Lead-zinc deposition on the Property is located mostly within the Reeves member dolomites. The deposits have been categorized as primary bedded Irish-Style Sedimentary Exhalative (Sedex) deposits. Some zones within the deposits also display aspects indicative of replacement deposition within limestone.

8.2 TUNGSTEN DEPOSITS

Tungsten mineralization has been discovered in two distinct environments. The first is skarn style mineralization where granitic intrusions contact the limestone. The second is in favourable zones within the Truman member as stratabound disseminate mineralization.

8.3 GOLD DEPOSITION

Gold values have been obtained from areas historically mined for tungsten. Work by Sultan minerals indicated that the gold is believed to be skarn-related, occurring in silicified horizons with pyrite, pyrrhotite, arsenopyrite, stibnite and native bismuth.

8.4 MOLYBDENUM PORPHYRY

At different periods during exploration and development of lead-zinc and tungsten deposits on the property, quartz stockwork veining and alteration zones suggested the potential for gold mineralization within the granites underlying the existing mined areas. As well, mapping of underground headings and sampling of diamond drill core during mining operations indicated the presence of molybdenite within these porphyry-style veined zones. Based on these positive indicators, in 2005 and 2006, exploration focused on molybdenum including diamond drilling within the Dodger zone.

Figure 8.1 Molybdenum Vein Exposed in the Dodger 4200 Drift North



9.0 MINERALIZATION

Mineralization on the Jersey property is associated with the east limb of a complex major anticlinal structure referred to locally as the Jersey anticline and regionally as the Salmo River anticline. The HB lead-zinc mine located four kilometres to the north and the Reeves MacDonald lead-zinc mine located ten kilometres to the south are also associated with this major structure.

Several zones of significant and often very different mineralization have been identified on the property. Historically mined areas produced lead-zinc and tungsten, with known areas of high molybdenum, gold, bismuth, arsenic, copper, silver, cadmium and barium. Work done by Sultan Minerals outlined numerous mineralized zones that are discussed below, along with the historically known mineralized zones.

9.1 LEAD-ZINC ZONES

9.1.1 JERSEY LEAD-ZINC DEPOSIT

The Jersey lead-zinc deposit occurs in dolomite near the base of the Reeves limestone member. Five ore bands, ranging in thickness from 0.3 to 9.0 m were mined. These bands in order of stratigraphic sequence are:

- upper lead band
- upper zinc band
- middle zinc band
- lower zinc band
- lower lead band.

The five ore bands are locally very close together and, in the A zone, frequently have been mined as a unit up to 24 m thick. Ore mineralization consists of fine-grained sphalerite and galena with pyrite, pyrrhotite and minor arsenopyrite. Cadmium is associated with the sphalerite and silver with galena. Iron content of the sphalerite is low, about 6%. The overall grade for the 7,968,080 st milled averaged 3.83% Zn and 1.95% Pb. Mining ceased in 1970 with unmined reserves of 106,000 st grading 3.10% Zn and 0.80% Pb.

9.1.2 EMERALD LEAD-ZINC DEPOSIT

The Emerald lead-zinc deposit is located immediately to the north of the Jersey lead-zinc deposit, along the same host structure. Mineralization in the Emerald lead-zinc

mine consists of banded limestone and dolomite of the Reeves Member hosting stratabound lead and zinc bands.

9.2 GOLD ZONES

9.2.1 *BISMUTH-GOLD ZONE*

The Bismuth Gold zone (known in the underground workings as part of the F zone) is located along the east side of the Jersey lead-zinc deposit at the contact between the Reeves limestone and the underlying Reeves dolomite. Gold mineralization was initially recognized here in 1963 when Placer Dome obtained 0.12 oz/t (3.4 g/t) gold from four samples assayed from an extensive native bismuth and arsenopyrite bearing zone. The zone was intersected while exploring the Jersey lead-zinc deposit and the underlying East Dodger tungsten zone. The zone was rediscovered in 1993 by the present property owners while inspecting Placer Dome drill logs. The gold mineralization, believed to be skarn-related, occurs in a silicified horizon with pyrite, pyrrhotite, arsenopyrite, stibnite and native bismuth. Underground samples assay up to 0.28 oz/t (8.0 g/t) gold across widths of 96.0 cm. Placer Dome drill logs suggest that this siliceous zone may be 20 m thick or more. It was intersected in four surface drill holes along a strike length of 300 m.

9.2.2 *#1 ZONE*

The #1 zone is located in the area of the 1994 diamond drill holes DDH94-1 and 2. This zone is located along the contact of the Reeves limestone and the Emerald argillite members where they trend south from the Emerald Tungsten open pit mine.

A series of small to large pits and trenches trend for 300 m along the limestone-argillite contact. In the workings, rusty banded sulphide mineralization occurs with iron oxides (limonite and goethite) and coarsely recrystallized limestone. Sulphide mineralization occurs as massive pyrrhotite bands, which return high values for arsenic, copper and zinc, with minor gold, silver and molybdenum.

9.2.3 *EMERALD GOLD ZONE*

The Emerald gold zone was first recognized in 1895 and may be coincident with the Emerald tungsten zone. The zone was prospected for gold from 1895 to 1906 and assays up to 3.5 oz/t (100.0 g/t) were reported. After the lead-zinc potential of the property was recognized in 1906, and later with the discovery of the tungsten mineralization over this area, the gold potential of this zone was not explored. The zone was rediscovered in 1993 when the current property owners found that free gold could be panned from the tungsten tailings. Gold mineralization has been found to be associated with the quartz and pyrrhotite rich sections of the skarn and sulphide-type tungsten zones.

The Emerald gold zone occurs along the contact with the Reeves limestone and Emerald argillite, and trends from the Emerald tungsten deposit towards the #1 zone. These three areas may actually represent mineral zonations grading away from the Emerald Stock.

9.2.4 *Leroy Gold Zone*

The Leroy gold zone is located approximately one kilometre north of the Emerald gold and tungsten zones. Gold mineralization was discovered here in the late 1890s and the zone was explored with a series of pits, adits and hand trenches along an 800 m strike length. Gold exploration ceased with the discovery of lead-zinc in 1906.

Over the Leroy zone gold mineralization is associated with pyrrhotite, pyrite and native bismuth in a silicified horizon at the contact between the Reeves limestone member and the Emerald argillite member. Recent sampling of this zone gave gold grades up to 0.898 oz/t (25.5 g/t) from grab samples and up to 0.174 oz/t (4.8 g/t) across a true width of 3.0 m for chip samples.

9.2.5 *ABC Zone*

The ABC zone occurs just to the east of the Jersey and Dodger underground workings along the Iron Mountain Fault. This major fault structure represents the contact of the Ordovician Active Formation argillites with the Cambrian Reeves Member limestones.

Anomalous samples were collected from slices of pyritic garnet-diopside skarn bands entirely within Active Formation argillite, but adjacent to the Reeves limestones. Rusty, limonitic, decomposed argillite with minor quartz stockworking is found on the west side of the skarn banding. Sulphide mineralization is confined to pyrite within the skarn bands, with limonite occurring adjacent to this unit. Assays indicate the presence of high arsenic and minor gold, molybdenum and lead values.

9.3 Tungsten Zones

9.3.1 *Dodger Tungsten Deposit*

Near the Jersey Lead-Zinc Mine, skarn-type tungsten mineralization occurs where the Cretaceous intrusions are in contact with either of the calcareous Truman or Reeves members. Tungsten was mined from two distinct zones on the property: The Dodger zone located along the east side of the Jersey lead-zinc deposit; and the Emerald zone comprised of the Emerald, Feeney and Invincible deposits located along the west side of the lead-zinc deposit.

The Dodger tungsten skarn deposit is comprised of three zones with finely disseminated scheelite grains in light brown to green garnet-diopside skarn. The

conformable deposit occurs in a skarnified limestone unit near the top of the Truman Member. A tongue of granite, believed to be an appendage of the Dodger Stock, separates the mineralized zones.

In this deposit, scheelite is accompanied by pyrrhotite, biotite, quartz, molybdenite and minor powellite. The ore zones range from 2.0 to 9.0 m in width and average 3.0 m.

The Dodger tungsten zone was mined intermittently from 1951 to 1973 and averaged 0.56% WO_3 for 521,023 st of production. Production ceased in 1973 leaving unmined reserves of 42,500 st grading 0.45% WO_3. During the final year of operation extensive reserves of low grade ore were found to the north and south of the East Dodger deposit. These reserves were not developed due to low tungsten prices.

9.3.2 *Dodger "D" Zone*

The Dodger "D" zone is represented by a series of pits and trenches located along the contact of the Dodger Stock and skarnified Truman Member argillites. This zone is located about 300 m southwest of the Dodger 4400 Adit.

In the vicinity of the workings, the Dodger Stock is pegmatitic, consisting entirely of white quartz and feldspar phenocrysts up to 15 cm diameter. The workings are located within very rusty, skarn banded Truman Member sediments. Visible mineralization consists of massive to disseminated and banded pyrrhotite, pyrite, bismuth, molybdenite, and chalcopyrite, with assays also indicating the presence of gold, zinc, and tungsten.

9.3.3 *Emerald Tungsten Deposit*

The Emerald tungsten deposit occurs along the contact between the Reeves limestone member and the Emerald argillite member, located along the west side of the Emerald stock. Within the deposit, four distinct types of mineralization are recognized: skarn, sulphide, greisen, and quartz ores. The skarn-type of ore occurs mainly along or near the limestone argillite contact. It consists of garnet, diopside, calcite and quartz with lesser amounts of pyrrhotite, pyrite, scheelite and molybdenite. The sulphide-type of ore, consisting of pyrrhotite, calcite, biotite, and scheelite, is often spatially associated with the skarn mineralization and consists of irregularly shaped "replacement" bodies in limestone and dolomite. Locally quartz, pyrite, molybdenite, and chalcopyrite may be present. The greisen-type of ore occurs in altered granite and extends up to 12 m into the granite from the limestone contact. The ore consists of potash feldspar – in some places completely kaolinized, abundant quartz, sericite, pyrite, tourmaline, and scheelite. Locally, calcite, ankerite, apatite, pyrrhotite, or molybdenite may be present. The quartz-type ore in many places grades into greisen. It consists of silicified limestone cut by numerous veins of quartz with ankerite, scheelite, minor molybdenite, and apatite. The veins are

enveloped by disseminated mineralization comprised of scheelite, pyrite, pyrrhotite, and tremolite.

Scheelite is the main tungsten mineral but minor powellite and wolframite was also recovered. Most of the scheelite ore was recovered from lenticular skarn zones developed along the contact between the Emerald argillite and the Reeves limestone.

The Emerald tungsten zone was mined intermittently from 1943 to 1973. Grades ranged from 0.5 to 1.5% WO_3 and averaged 0.86% WO_3 for the entire 1,076,799 st of production. Mining ceased in 1973 due to low tungsten prices leaving recoverable reserves of 34,800 st grading 0.73% WO_3. Potential is believed to exist north of the Invincible and south of the Emerald deposits but due to low tungsten prices, there was no incentive to explore and develop these potential reserves.

9.3.4 *East Emerald Tungsten Zone*

The East Emerald Tungsten zone is located about 300 m southwest of the Dodger 4400 adit and approximately 100 m stratigraphically above the Invincible Tungsten deposit. Also referred to as the Dodger "D" zone, it is represented by a series of pits and trenches located along the contact of the Dodger Stock and two parallel skarnified Truman Member argillite bands, each about 10 m thick. Evidence of the potential for Dodger-type mineralization was provided in historic drilling to the north and east of the Emerald and Invincible mines. This stratabound mineralization is in the stratigraphically higher metamorphosed Truman rocks. Twenty-four (Wartime Metals) and sixteen (Canex) historic drill holes were completed through this zone, herein termed the East Emerald zone. Drilling into this zone encountered tungsten-skarn mineralization adjacent to and distant from the granitic contact similar to that historically mined in the Dodger Tungsten deposit to the east. In 2006, Sultan Minerals completed a four hole drill program into this mineralized zone in order to verify the presence of the reported tungsten grades and the widths of mineralization. A preliminary assessment of the potential of this zone is covered in this report.

These tungsten-bearing horizons have been shown by historical drilling and surface sampling to be more than 1,100 m long and to extend up to 300 m down dip. Drill logs show that the zone ranges from 4.0 ft (1.2 m) to more than 60.0 ft (20.0 m) thick with tungsten assays varying from less than 0.10% WO_3 to greater than 0.28% WO_3.

In the vicinity of the workings, the Dodger Stock is pegmatitic, consisting entirely of white quartz and feldspar phenocrysts up to 15 cm in diameter. The workings are located within very rusty, skarn banded Truman Member sediments. Visible mineralization consists of massive to disseminated and banded pyrrhotite, pyrite, bismuth, molybdenite, and chalcopyrite, with assays also indicating the presence of gold, zinc, and molybdenum with the tungsten.

9.3.5 *Invincible Tungsten Deposit*

The Invincible Tungsten Deposit is adjacent to the western margin of the Late Jurassic Dodger stock where it transects flat-lying beds of the Reeves Member limestone of the Lower Cambrian Laib Formation. The deposit lies 1,500 metres northeast and along strike, but on the east side of the Emerald granite stock from the Emerald tungsten deposit.

The orebody is bounded above and below by skarn and argillite of the Truman and Emerald members of the Laib Formation respectively. Most of the scheelite occurs in lenticular zones that extend at a high angle from the granitic stock, more or less conformable with layering of the host rocks. The scheelite occurs as fine, disseminated grains within garnet-diopside skarn and is accompanied by pyrite, pyrrhotite, minor powellite and traces of molybdenite and wolframite. Quartz is common in zones of mineralized granite.

The ore zone extends up to 24 m from the stock, and may be more than 3 metres thick in places. The zone lies about 260 m below surface and produced 256,480 t of 0.65% WO_3 from 1970 to 1973 (Geology, Exploration and Mining in British Columbia 1973, pages 54-57). The northern extension of the Invincible mine remains untested.

9.3.6 *Feeney Tungsten Deposit*

The Feeney tungsten deposit is located on the east side of the Emerald granitic stock along strike to the north of the Emerald mine and south of the Invincible mine. The zone forms a relatively shallow orebody within the Lower Cambrian Laib Formation along the granite-limestone contact between the Reeves Member limestone and Emerald Member argillite.

The mineralization consists of scheelite with minor powellite, rare wolframite and traces of molybdenite in a green and brown garnet-diopside skarn containing augite, actinolite, epidote, pyrrhotite and quartz. Most of the scheelite occurs as fine, disseminated grains in lenticular skarn zones which extend from the granite contact out into the limestone-argillite country rock conformable to bedding. The skarn zones are up to 6 m long and average about 2 m in width. Grades are about 0.5% to 1.5% tungsten. The Feeney mine operated between 1951 and 1955 and produced about 54,000 t of ore averaging 0.92% WO_3 (Bulletin 41, page 119).

9.4 Molybdenum Zones

9.4.1 *Dodger Zone*

Molybdenum mineralization was noted in several areas within the historic Jersey, Dodger, Invincible, Emerald, and Feeney mine workings. Follow-up work during 2000 to 2005 field seasons indicated that the most readily accessible area for initial

molybdenum exploration is within the Dodger 4200 mine workings. These workings were found to be in good condition where access drifts were completed during the historic mining for tungsten. Mapping of the drifts indicated that the granitic rock that underlies the Dodger-type skarn tungsten mineralization contains porphyry style quartz veining with molybdenite mineralization.

Exploration of the molybdenum-bearing porphyry system, along the margin of the historic Dodger East Tungsten zone, revealed a stockwork of quartz veining and fractures with molybdenite. The general orientation of fractures and quartz veins was found to be crosscutting north-south and east-west, with steep dips. Several high-grade molybdenite zones were intersected, including 1% to 3% Mo over short widths of 3 to 5 ft (0.9 to 1.5 m). The 20 hole drill program completed during the 2005 field season indicated the potential for larger volumes of lower grade molybdenum containing short sections of higher grade material. The current resource calculation summarized in this report has been undertaken to further assess this zone.

9.4.2 *East Zone*

During the 1995 field season, a large mineralized zone was discovered to the east of the previous workings entirely within the Ordovician Active Formation argillites.

An anomalous area trending north-south for two kilometres and up to one kilometre wide contains significant copper, zinc, silver, barium and molybdenum values in soils. The black, shaly argillites are cross-cut by quartz stringers in many areas, but mineralization is believed to be hosted within the argillite beds.

9.4.3 *Posie Zone*

The Posie claim occurs to the south of the Jersey Lead-Zinc Mine, on the south side of Lost Creek. Preliminary work that was done on this claim in 1995 returned anomalous metal values from soil samples.

The Posie mineralized zone occurs within Ordovician Active Formation argillites with inter-fingered limestones of the Lower Cambrian Reeves Member in the north. The limestone tends to be skarnified in some areas, while other areas have the appearance of fresh limestone but are completely silicified. A zone of anomalous soil sample results trends from Lost Creek south-southwest for over one kilometre, roughly following the argillite-limestone contact. Along this zone, soil samples are highly anomalous in copper, silver, zinc, cadmium and barium, with scattered elevated values for gold, tungsten and molybdenum.

10.0 EXPLORATION

Sultan Minerals Inc. has undertaken a number of exploration programs on the Jersey-Emerald Property. These have been summarized in the History section of this report. Perry Grunenberg (author) managed or monitored much of this work.

Ed Lawrence, P.Eng, previous mine manager of the Jersey and Emerald Mines, completed a letter outlining the molybdenum potential of the property for Sultan Minerals Inc. in a letter dated February 2005. In this letter Mr. Lawrence states:

"Widespread molybdenum occurrences have been noted on this property since the 1930's confirming that the underlying intrusive is molybdenum bearing. Initially they were found in surface showings on the western slope of Iron Mountain where the Emerald and Feeney tungsten deposits were developed. In general these occurrences consisted of high-grade molybdenite along fracture surfaces and in the skarns associated with tungsten mineralization.

A general geological picture of this area is best described as sediments that have been intruded by granitics. It has long been recognized that this area is unusually metal rich, having operations over the years since 1906 that extracted silver, lead, zinc and tungsten. Considering the extensive occurrence of moly throughout this area there is also a possibility of a large porphyry molybdenum deposit here.

During the operation of the lead-zinc and tungsten mines in the period from 1906 to 1973 no specific molybdenum evaluation was carried out. It wasn't until 1981 that a preliminary program was initiated...work showed that significant moly occurs in a large stockwork of vertical veins that formed in the intrusive. The best exposure of this is in the Dodger 4200 Drift North."

The following paragraphs summarize exploration for molybdenum mineralization during the 2005 exploration season within the Dodger 4200 Moly zone. Perry Grunenberg managed or monitored this exploration work, including the procurement, logging and sampling of diamond drill core from each phase of drilling. Perry Grunenberg has also been involved in documenting periodic reports in the form of letters and news releases regarding the Jersey-Emerald property and the Dodger 4200 Moly zone.

A total of 20 underground diamond drill holes and two surface drill holes were completed on the property for the exploration of molybdenum in 2005. The 20 underground drill holes were all located within areas of the Dodger Tungsten Mine workings, particularly the Dodger 4200 Drift North and associated crosscuts, herein referred to as the Dodger 4200 zone. The two surface diamond drill holes were located at distance from the Dodger 4200 zone to the west and north to test for other

potential zones of molybdenum mineralization. Drill hole locations are provided in Figure 11.1.

Initial drilling was conducted to test molybdenite-bearing structures revealed in historic data and noted during reconnaissance of the mine workings. The 20 underground drill holes (JM05-01 to JM05-20) were collared along a 300 m length of access drift within the old Dodger Mine workings. A total of 6,859.6 m of drilling was completed.

A total of 431 m of drilling in four drill holes was completed on the Emerald East Tungsten zone. This drilling was located in an area of historic diamond drilling for tungsten mineralization that was carried out when mining for tungsten was active on the property. The 2006 drilling was designed to further test for grade and continuity of tungsten mineralization, and to provide verification of results presented in drill logs and maps provided from the historic drill program.

11.0 DRILLING

Sultan Minerals Inc. completed a number of drill programs during exploration for gold, tungsten and lead-zinc on the property. These programs have been summarized in the History section of this report. Prior to 2005, Sultan Minerals Inc. documented 3,031 m of diamond drilling as having been completed on the property.

Sultan Minerals directed exploration towards the molybdenum and tungsten potential of the property during 2005. This work was conducted within and adjacent to the Dodger 4200 Drift North area of the historic mine, and in an area to the north of the Emerald Tungsten mine workings.

11.1 MOLYBDENUM EXPLORATION

Twenty diamond drill holes were completed within this zone, with an additional two surface diamond drill holes completed to test targets peripheral to this zone. The 22 hole program totalled 2,473.5 m (8115.1 ft) of diamond drilling extracting NQ wire line size core. Of this, a total of 2,087.3 m (6848.1 ft) was underground drilling within the Dodger 4200 zone.

Figure 11.1 Dodger 4200 Molybdenum Zone Drill Hole Locations


N
JM05 01
SCALE
0 100 200 300 400 ft

Molybdenum mineralization was intersected in all 12 of the underground drill holes. The mineralization is comprised of a network of molybdenite bearing quartz veins and fractures hosted within a granite intrusive body. The grade of the mineralization is variable over the 1,000 ft (300 m) long zone and is highest in areas with greater vein and fracture density. Assay results from this drilling included drill hole JM05-02 which assayed 0.13% Mo over its entire 58.5 m (192 ft) length, and hole 3 which averaged 0.068% MoS_2 over 150.9 m (495 ft). Assays as high as 3% Mo over 1 m lengths were also encountered.

A second phase consisting of eight diamond drill holes was completed within the underground Dodger 4200 zone. These holes were designed to more fully assess the molybdenum potential within this zone and to provide for preliminary resource calculations for the zone as tested to date. All of these holes also intersected molybdenum mineralization. The 20-hole, two phase, drill program results indicated the potential for large volumes of lower grade molybdenum mineralization (0.05 to 0.10% Mo) containing more limited zones of high-grade mineralization (0.5 to 1.0% Mo).

11.1.1 *Tungsten Exploration*

Four diamond drill holes totalling 1,414 ft (431 m) were completed in the Emerald East Tungsten zone. This drilling was designed to intersect a skarn band that was shown to contain tungsten mineralization as evidenced by historic diamond drilling conducted during the 1940s to the 1970s. Tungsten, as scheelite, was intersected in all four drill holes, associated with a skarn band that trends northward from the historic Emerald Tungsten mine workings.

12.0 SAMPLING METHOD AND APPROACH

Drill core was removed from each drill site at the end of each shift. All drill core was logged at a secure facility in Salmo. Following drill core logging and sample layout, the core was split using a standard manual core splitter, and, for some intervals by using a diamond saw. One half of the core was then placed in a sample bag labelled with an assay tag number and the second half returned to the core box with its location marked with the same assay tag number.

Sample intervals were determined based on lithological changes, structures and observed mineralization within the core. Minimum sample intervals were set at approximately 1 m (3 ft). For diamond drill holes JM05-01 through JM05-20 the total length of core was sampled.

13.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY

The core to be assayed was shipped by trucking company from site directly to ACME Labs Ltd. in Vancouver, BC. All sample preparation was completed at the laboratory by their staff.

Acme is currently registered with ISO 9001:2000 accreditation. The International Standards Organization (ISO) adopted a series of guidelines (ISO 9000 to 9004) for the global standardization of Quality Assurance for products and services. A company seeking accreditation must implement and maintain a quality assurance system that is compliant with one of the three applicable models (i.e., ISO 9001, 9002 or 9003). Some of the aspects specifically addressed in a quality assurance system include:

- responsibility of management in defining and achieving quality goals
- contract review to ensure customer needs are understood and met
- procurement of supplies and services capable of delivering the desired level of quality
- handling of material supplied by the customer to ensure integrity
- controlling processes to ensure consistency of quality
- inspection and testing to ensure that all work meets or exceeds quality criteria
- correction and prevention of non-conformities (errors)
- training of staff
- statistical analyses to ensure quality criteria are met.

Acme Labs utilized standards and duplicate analysis of samples as part of their quality assurance. The certificates of analysis indicate re-assay or duplicate analysis with the prefix "RE". Standards submitted during the analysis of samples are prefixed "STANDARD". The laboratory identifies and remedies situations where the analysis of duplicates or standards is not within allowable levels of variation.

Perry Grunenberg personally monitored procedures for sample collection and delivery to courier in either Salmo or Castlegar, BC. From point of collection until delivery to the courier, the samples were under complete control of Sultan Minerals contactors.

The assay laboratories catalogue all samples and assure a complete chain of custody of each sample through the analytical process. At Acme Labs the samples were analyzed by the labs Group 1F-15 analysis that includes 37 elements by ICP

methodology. In the Group 1F-15 analysis a representative sample is crushed and pulverized to 95% passing 150 mesh. A split of 15 g is leached in hot Aqua Regia. The resulting solution is analyzed by ICP-ES and ICP-MS. The lab reports that solubility of some elements will be limited depending on mineral species present. Samples that returned elevated levels of either molybdenum or tungsten were further analyzed by group 7AR analysis where the sample pulp is further leached and analyzed by ICP-ES.

14.0 DATA VERIFICATION

Data used in the preparation of this report were predominantly generated by Sultan Minerals Inc. during past and current exploration programs. All data is stored at Sultan's office in Vancouver and within a site office, located in Salmo, BC. Perry Grunenberg managed or otherwise participated in most of the previous exploration. There appears to be no reason to doubt the accuracy or veracity of the geological exploration data that is presented as written material and as illustrations on maps, sections or diagrams.

14.1 ASSAY CHECKS WITH A SECOND LABORATORY

During the program, it was standard practice to have Acme crush, pulverize, and split out two 250 g samples. One sample was for analysis and the second was for storage. A representative from Sultan would pick up the second pulps and a selection would be made for submittal to an alternative laboratory for reanalysis. Approximately 10% of the original samples were submitted for reanalysis. The reanalysis for molybdenum was done by Assayers Canada using analytical procedures similar to Acme. The results for molybdenum show that the analysis from Assayers Canada was 1.15% higher than the Acme analysis. The results for 123 samples are shown below on a scatter plot (see Figure 14.1). There is excellent correlation (Coefficient of Correlation = 0.9951) with no bias indicated (the best-fit regression line through the data points coincides with the equal value line). The average inter lab precision, a measure of the scatter about the regression line, is a very reasonable 49%.

Figure 14.1 Scatter Plot of Original Acme Mo Assays (X-Axis) vs. Canadian Assay Lab Rechecks (Y-Axis)


Binary Diagram
3.00
2.00
1.00
1.00
2.00
06/10/23
13:41:15
Acme Original vs Cdn Asyr Lab Check
CHECK MO, arith., *10**4
N = 123 (123,123)
3.107E+4
1491.0 3697.0 0.9951
0.4200 3693.0
0.5600 1488.0 3.174E+4
Regression=RMA ORIG MO, arith., *10**4
slope: 1.001 (8.946E-3)
y-int: 1.524 (35.66)
dispersion: (518.6)

The reanalysis for tungsten was done by Becquerel Laboratories Inc. in Ontario using neutron activation procedures. The comparison of the two sets of analysis is shown below on a scatter plot (see Figure 14.2). The coefficient of correlation equals 0.9945. A best-fit regression line sits a more or less constant distance (68 ppm) above the equal value line indicating a fixed bias with the check lab assaying on average 68 ppm higher than the original Acme assay. The inter lab precision is an excellent 12.3%. The comparison of the two sets of tungsten assays show the Becquerel Laboratories results to be 8.52% higher. The higher results for the neutron activation analysis were expected as this method will determine total tungsten content of the sample while the acid digestion procedure used by Acme will not determine encapsulated tungsten.

During the resource estimation numerous checks of the digital data base through basic software analysis identified typos which were corrected from original drill hole logs and assay sheets. The level of data accuracy was within industry standards for a resource estimation.

Figure 14.2 Original Acme W Assay (X-Axis) vs. Check W Assays at Becquerel (Y-Axis)



Binary Diagram
2.50
2.00
1.50
1.00
0.50
0.50
1.00
1.50
2.00
2.50
06/10/23
13:57:21
Orig. Acme and Check Lab
CHECK W, arith., *10**3
N = 24 (24,24)
2744.0
1057.0 600.3 0.9945
123.0 593.8
72.30 978.0 2800.0
Regression=RMA ORIG. W, arith., *10**3
slope: 1.011 (2.160E-2)
y-int: 67.83 (24.72)
dispersion: (88.50)

15.0 ADJACENT PROPERTIES

The area around the Jersey-Emerald property has undergone extensive historic exploration and development. A listing of MINFILE occurrences from the BC Ministry of Energy and Mines website indicates numerous past producers in close proximity to the Jersey-Emerald. A summary of the significant listings are provided below. The information presented is not necessarily indicative of the mineralization on Sultan Minerals Inc. Jersey-Emerald Property, and tonnage and grade estimates provided from historic documents have not been verified for NI 43-101 compliance.

15.1 MOLLY PROPERTY

The Molly molybdenum property is located at about 1,219 m elevation on the south side of Lost Creek, 12.8 km south-southeast of Salmo. The four claims comprising the property were the Bromyrite King, Bromyrite, Molybdenite, and Molybdenum No. 1. In 1914, the property was leased for six months to Bell brothers of Salmo and molybdenum ore was shipped to Denver, Colorado from open cuts and pits. Early in 1915 the property was leased for one year to BC Molybdenite Company, Limited and additional ore was shipped to Denver. In 1916, the property was under lease to International Molybdenum Company, Limited who shipped about 90 t of ore to their plant at Renfrew, Ontario. The original owners resumed work on the property in 1917 and shipped about 45 t of ore to the Mines Branch, Ottawa.

The property was restaked as the Molly and Molly 1-9 claims (Lots 14232-14241 respectively). The Consolidated Mining and Smelting Company of Canada Limited purchased the property in 1926 and a small amount of underground work and diamond drilling was carried out the following year. The claims were Crown-granted to the company in 1930. The workings at that time included about 30 m of drift and crosscut, an 18 m raise, and a winze.

Scheelite was discovered on the Molly 4 claim, about 305 m southeast and 122 m above the molybdenum showing, by Joe Gollo, of Howser, in 1942; the company carried out considerable exploration for scheelite that same year. Further work by the company on the molybdenum showing during the period July 1942 to February 1943 included 35 m of crosscut, 21 m of drift, and a 5 m raise; a small tonnage of ore was mined but not shipped.

The Molly mine is hosted by granites of the Lost Creek stock of the Middle to Late Jurassic Nelson Intrusions, which are intruded into a sequence of argillites and limy argillites of the Ordovician Active Formation. The granite is quartz rich and appears to have an upper fine-grained, aplitic chilled zone or border capping in the order of 2 m thick.

The aplite is sparsely impregnated with molybdenum but the main molybdenum ore occurs below this capping within a zone about 3 m thick containing numerous joints parallel to the intrusive contact. The best mineralization appears within this sheeted zone where the intrusive contact dips at low angles and/or where there are prominent fractures intersecting this sheeting. Molybdenite occurs as selvages on the joint planes or disseminated between the joints. The more massive granite below the sheeted zone is host to very little molybdenite. Tungsten, as scheelite, occurs locally disseminated in skarn zones of small size.

Records indicate that the Molly mine produced at least 171 t of ore which carried 3.5% to 5.88% MoS_2. From 1914 to 1917, a total of 11,366 kg of molybdenum were produced. Minor pyrite, pyrrhotite, and uraninite are also associated with the deposit. A sample assayed 0.13 equivalent uranium (Geological Survey of Canada, Economic Geology #16).

15.2 H.B. Property

The HB property is located on Aspen Creek, a tributary of Sheep Creek, directly north of the Jersey-Emerald property. The north end of the No. 1 orebody outcropped at an elevation of 1,219 m, west of Aspen Creek and almost a 1.6 km north of Sheep Creek.

The Consolidated Mining and Smelting Company of Canada (Limited) optioned the claims in 1911. The No. 2 level crosscut was driven during the winter but results were disappointing and the option was dropped in 1912. On the expiry of the lease the entire property was optioned to a Spokane syndicate operating under the name Hudson Bay Zinc Company. The low-level No. 7 crosscut (3,100 Level) was started in 1915 and reached a length of 579 m on completion in 1916. Diamond drilling (473 m) from the crosscut failed to find ore and the option was given up in 1917. Exploration work was all done in the heavily oxidized zone at the north and on No. 1 orebody where the flat-plunging ore was exposed on surface. The Consolidated Mining and Smelting Company returned in 1927 and starting about 1946, the company began geological investigations that led to an intensive diamond drilling program beginning in 1948. Large bodies of low-grade disseminated sulphides plunging gently south from the oxidized orebody were indicated by this drilling. In 1951, construction of a 1,000 st/d concentrator began and a new adit level (No. 8) was driven 823 m north from the Sheep Creek valley mill site to the ore zone.

David Minerals Ltd. by an agreement dated May 8, 1981 purchased the mine, mill and adjacent properties from Cominco Ltd. Renovation of the H.B. mill was carried out to prepare a flotation circuit to custom mill gold-bearing sulphide ores, and a second circuit to treat molybdenite-gold ore from the company's Rossland properties. A gold circuit was put into operation for a short period on ore from the Gold Belt property in December 1981.

The HB orebodies are currently thought to be Kootenay Arc-type carbonate hosted Sedex deposits. The orebodies are located within dolomitized limestone of the Lower Cambrian Laib Formation, Reeves Member (correlative with limestone of the Badshot Formation). The east boundary of the Laib Formation is in contact with argillites of the Lower to Middle Ordovician Active Formation, on a fault contact, with the Active rocks overthrust from the east over the Reeves rocks.

Two distinct calcareous layers of the Reeves Member can be recognized in the area, an upper one about 110 m thick separated from a lower 12 m member by 15 to 30 m of micaceous brown limey argillite. The HB orebodies occur within a hundred metres or so to the west of the thrust fault. It is thought that the mineralization is related to the intrusion of granitic stocks of the Middle to Late Jurassic Nelson Intrusions with the nearest outcrop about 1 km away from the mine. The only intrusives present in the mine are post-ore diabase dykes up to 3 m thick.

In the vicinity of the HB mine, the beds are folded into a broad synclinorium, and the limestone layers in the mine are on the west limb of this structure. The principal ore zones consist of three steeply dipping, parallel zones lying approximately side-by-side and extending as pencil-like shoots for about 900 m along the gentle south plunge of the controlling structures. The largest and most easterly ore zone has a maximum height of about 140 m and a maximum width of 30 ms. Within these zones are steeply dipping discontinuous ore stringers with a lead to zinc ratio of 1:5. There is evidence to indicate ore deposition was controlled by shear zones within the folded limestone; the best ore concentrations occurring at the junctions between steeply dipping shears (the pencil-like ore bodies) and flat lying shears (the flat-lying brecciated ore bodies).

The mineralogy of the ore is relatively simple with pyrite, sphalerite and galena in order of abundance and minor pyrrhotite found locally. The northern portion of these bodies is exposed at surface, near the original HB claim, and is oxidized to a depth of about 100 m at that point. A smaller zone, located to the southwest of the main HB mine, is known as the Garnet orebody. The Garnet zone was mined from the surface from a small open pit, whereas the main mine is entirely underground.

The HB mine produced a total of 6,656,101 t of ore in 29 years between 1912 and 1978. Recovered from this ore were 29,425,521 g Ag, 49,511,536 kg Pb, 260,431,646 kg Zn, 2,019,586 kg Cd, 105,412 kg Cu, and 6,159 g Au. Measured and indicated reserves published December 31, 1978 by Canadian Pacific Limited were given as approximately 36,287 t grading 0.1% Pb and 4.1% Zn (Energy, Mines and Resources Canada Mineral Bulletin MR 198, page 209).

15.3 SUMMIT, ORE HILL, BONANZA

A series of historic mines that produced silver, gold, lead, and zinc are located to the northeast of the Jersey-Emerald property. These are generally quartz vein occurrences that cut the Lower Cambrian Laib formation limestone and schist.

The Summit occurrence is a quartz-siderite vein deposit which contains erratically distributed pyrite, galena and sphalerite within a narrow fault zone striking 55° and dipping southeast. Most of the mine production was from a 20 m long "Glory Hole". Production from 1906 to 1938 totalled about 1094 t which contained 27,059 g Au, 37,883 g Ag, 13,728 kg Pb, and 12,988 kg Zn.

The Ore Hill vein deposit includes several adits with over 1,000 m of underground development. Between 1906 and 1940, a total of 2,241 t of ore were mined and 88,612 g Au, 168,424 g Ag, 80,257 kg Pb, and 75,651 kg Zn were recovered. South of the adits a trench exposes limestone in fault contact with schists. The fault strikes 050° and dips 75° southeast. A one-metre wide lamprophyre dyke is injected along the fault and there is about 30 cm of fine-grained galena, sphalerite, pyrrhotite, and pyrite on the footwall side, within highly altered limestones. North of this exposure, in the adits, the vein is about 45 cm wide within quartzite but narrows along strike as it crosscuts argillites. No mineralization is reported in the quartzite section.

The Bonanza North and South veins are developed by four adits on the Dip claim. About 17 t were shipped in 1910, but the value of the shipment was not reported (Minister of Mines Annual Report 1910, page 110). In 1963, 14 t were mined, from which 124 g Au, 2,861 g Ag, and 118 kg Pb were recovered. Results of a 1982 sampling program indicate that there is an ore shoot above and below the second level on the North vein. Potential is indicated at depth where the productive horizon is projected to below an elevation of 914 m. In 1983, there were 2,720 t of proven and possible ore at a grade of 18.86 g/t Au, outlined on the North Bonanza vein (Assessment Report 11249). A later estimate of the ore on the property was reported to be 14,254 t grading 10.28 g/t Au (George Cross News Letter No.217 [November 12], 1987).

Figure 15.1 MINFILE Occurrence Locations


HB (L.12672)
GARNET (L.10809)
UDIVILLE (L.15851)
GOLD BELT
KOOTENAY BELLE
ALEXANDER
BLACK ROCK NORTH (L.14406)
LUCKY BOY (L.9188)
MAYFLOWER (L.9189)
BONANZA (L.10161)
ORE HILL (L.2073)
BLACK ROCK SOUTH
SUMMIT (L.10010)
ALLOUEZ
INVINCIBLE (L.12084)
DODGER (L.12083)
FEENEY (L.9074)
EMERALD
EMERALD TUNGSTEN
JERSEY (L.9070)
COMET (L.14761)
MOLLY (L.14232)
MEADOW VIEW
LOST CREEK
M.U.T.
SOUTH SALMO RIVER
TRUMAN

Reference: BC Ministry of Energy and Mines website.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

The process description is based on 393,800 tonnes per year or 1,100 tonnes per day. The unit processes selected have been based on historical processing methods and processing methods commonly employed at other mines recovering tungsten from the mineral scheelite. No metallurgical testwork related to the recovery of tungsten has been conducted on material from the Jersey-Emerald deposit.

The metallurgical processing procedures have been designed to produce saleable grade tungsten gravity and flotation concentrates. The plant could be readily modified to treat base metal sulphide ores as well.

The unit processes selected for the recovery of the tungsten will involve conventional size reduction and mineral beneficiation methods. The plant tailings will be cycloned and the coarse fraction disposed of underground. The tailings slimes fraction will be discharged into a containment pond. Water utilization will be based on maximizing the re-use of water as process water. Fresh water from the underground dewatering wells will be used for gland service and reagent preparation. Should an excess process water situation prevail, this excess process water will be treated prior to discharge into the surrounding water-courses.

In the absence of metallurgical test data and results, a number of design parameters will be based on assumed information and best practice. These items will be appropriately marked in the process design criteria. Also, the flotation circuit has been designed to be as flexible as possible with regards to the different ore types which may be treated.

The unit operations in the process plant will include the following:

- ROM ore feed hopper and reclaim
- primary crushing and screening
- secondary crushing
- rod mill grinding
- screen classification
- bulk sulphide rougher flotation
- sulphide mineral concentrate disposal
- cyclone classification of the sulphide flotation tailings/tungsten recovery plant feed
- gravity concentration of the cyclone underflow

- regrinding of the gravity concentration tailings
- tungsten flotation feed thickening
- tungsten rougher flotation
- cleaner stages of tungsten flotation
- tungsten concentrate thickening
- tungsten concentrate acid treatment
- tungsten concentrate neutralization, filtration, and dispatch
- tailings disposal by desliming to produce coarse material for deposition underground; the fines will be deposited in the tailings impoundment area
- water reclamation from process thickeners
- fresh water circuit.

Figure 16.1 shows the simplified process flowsheet.

Figure 16.1 Simplified Process Flowsheet


ROM ORE
JAW CRUSHER
CONE CRUSHER
ROD MILLS
CLASSIFYING SCREEN
SULPHIDE ROUGHER FLOTATION
CLASSIFYING CYCLONE
GRAVITY CONCENTRATOR
SHAKING TABLE
TUNGSTEN GRAVITY CONCENTRATE STOCKPILE
REGRIND ROD MILL
TUNGSTEN FLOTATION FEED THICKENER
TUNGSTEN ROUGHER FLOTATION
TUNGSTEN 1st CLEANER FLOTATION
TUNGSTEN 2nd CLEANER FLOTATION
TUNGSTEN CONCENTRATE THICKENER
TAILINGS SURGE TANK
CYCLOPAC
TUNGSTEN CONCENTRATE FILTER
TUNGSTEN FLOTATION CONCENTRATE LEACH TANK
TUNGSTEN CONCENTRATE STOCKPILE
TAILINGS DAM
TO ATMOSPHERE
CEMENT TRUCK
25t CAPACITY
CEMENT BIN

16.1 PLANT DESIGN

16.1.1 *OPERATING SCHEDULE AND AVAILABILITY*

The plant will be designed to operate two 12-hour shifts per day, for 358 days per year.

The crusher plant availability will be 80% while the grinding, gravity concentration and flotation circuit running time will be 95%. This will allow sufficient downtime for the scheduled maintenance of the equipment in the plant.

The plant feed rate will be 1,100 tonnes per day ROM ore which will be delivered to the feed hopper.

16.1.2 *ORE CHARACTERISTICS*

The ore delivered to the plant is expected to have a specific gravity of 2.90 g/cm^3 and a bulk density value of 1.75 t/m^3. The moisture content of the ore will be a nominal 5%.

The crushing/impact bond work index has been assumed to be 5.7 kWh/t which is an overall industry-average value. The rod mill bond work index has been assumed to be 11.4 kWh/t, which is a little lower than the general industry-average value of about 14.5 kWh/t. These values are based on a typical sulphide-bearing ore type. The abrasion index has been assumed to be 0.046, which is also lower than the general industry-average of about 0.100.

The average head grade of the tungsten-bearing ore will be expected to be 0.438% tungsten tri-oxide (WO_3).

Three specific metal concentrates will be produced from the tungsten-bearing ore, namely a sulphide base metal concentrate (which may be discarded depending on the base metal content), a tungsten gravity concentrate, and a tungsten flotation concentrate. Table 16.1 shows the distribution of tungsten recoveries into the three respective concentrates which will be produced, together with the respective tungsten assay grade values.

Table 16.1 Tungsten Concentrate Recovery Distribution and Concentrate Grades

Metal	Concentrate: Tungsten Recovery, %			Concentrate: Grade % WO_3		
	Sulphide	Tungsten(G)	Tungsten(F)	Sulphide	Tungsten(G)	Tungsten(F)
Tungsten	2.0	22.1	60.0	0.10	75.6	65.0

The plant will be designed to produce the following daily estimated amounts of concentrates:

- Sulphide concentrate will be produced at an average daily estimated production rate of 140 t/d.
- The tungsten gravity concentrate will be produced at an estimated average daily production rate of about 2 t/d.
- The tungsten flotation concentrate estimated production rate will average 11 t/d.

16.1.3 PRIMARY CRUSHING

Underground ore will be delivered to the primary crusher for size reduction prior to feeding the cone crusher.

The primary crushing plant will have the following equipment:

- stationary grizzly with rockbreaker
- Ross chain feeder
- jaw crusher
- conveyor belts
- cranes.

ROM ore will be dumped into the coarse ore bins which will feed the primary underground crusher. The feed hopper will have a stationary grizzly with 450 mm x 450 mm square apertures and a rockbreaker. This will prevent oversize rocks from entering the feed hopper. The feed hopper/surge bin will have a nominal live capacity of 60 t, equivalent to a volume of 26 m^3. The surge capacity in the surge bin will ensure that a steady feed of ore will be provided for the jaw crusher.

The surge bin will be equipped with a Ross chain feeder. This feeder will control the feed rate of the ore to the crusher. The primary stage of crushing will be a jaw crusher. The jaw crusher will be a type C100, or equivalent, unit. The jaw crusher will have a maximum feed opening of 760 mm, although the largest size of rock will be 450 mm. The jaw crusher will crush the sized ROM ore to a rock size P_{80} of 60 mm. The largest size of crushed rock will be about 100 mm. The crusher closed size setting will be 60 mm. The crushing rate will be about 57 tonnes per hour. Crushing will be done on a dry basis.

16.1.4 SECONDARY CRUSHING

The secondary cone crusher will crush the jaw crusher product to a suitable size for the milling process. The main items of equipment in the secondary crushing circuit will be the following:

- conveyor belts
- cone crusher
- vibrating sizing screen

- metal detector
- belt magnet
- cone crusher dust collection system.

The crushed ore from the jaw crusher will be discharged onto the conveyor belt feeding the sizing screen ahead of the cone crusher (i.e. the cone crusher feed conveyor belt). The sizing screen will be a double-deck vibrating screen. The top-deck will have 40 mm apertures and the bottom-deck will have 13 mm apertures. The vibrating screen will be 2,400 mm wide and 7,300 mm long. The screening operation will be conducted on a dry basis.

The screen undersize material (i.e. particles less than 13 mm in size) will be discharged onto the rod mill feed bin conveyor belt. The screen oversize material that is larger than 13 mm in size will be the feed material for the HP200, or equivalent, cone crusher. The closed-side setting for the cone crusher will be 16 mm resulting in a crushed ore P_{80} of about 16 mm. The crushed ore from the cone crusher will also discharge onto the rod mill feed bin conveyor belt. The rod mill feed bin conveyor will discharge the crushed material into the rod mill feed bin. The cone crusher production rate will be 57 tonnes per hour. The rod mill feed bin will have a live capacity of 1,000 tonnes, which is approximately equivalent to the plant throughput for one day.

A dust extraction system will control the dust generated by the jaw and cone crushers. The dust collected by the system will be deposited onto the conveyor belt feeding the fine ore bin for subsequent processing.

16.1.5 GRINDING CIRCUIT

The grinding circuit will reduce the size of the crushed ore to the particle size required for the subsequent flotation process. The grinding process will be a twin-stream operation with two rod mills in closed circuit with the classifying screen. The grinding will be conducted as a wet process. The grinding circuit has the following equipment:

- conveyor belt feeders
- conveyor belts
- conveyor belt weigh scale
- rod mills
- mill discharge pumpbox
- classifying feed slurry pumps
- screen classifiers
- mass flow meter
- sampler system.

The ore in the rod mill feed ore bin will be drawn out of the bin under controlled feed rate conditions using belt feeders. These feeders will discharge the material onto a conveyor belt feeding the rod mills. A belt scale will control the feed to the rod mills. A splitter chute will distribute the feed to each of the rod mills. Water will be added to the rod mill feed material to assist the grinding process. Process water will be used to dilute the feed to the density required for grinding, namely a pulp density of between 70% and 75% solids. Each rod mill will have a diameter of 3,200 mm and a length of 4,570 mm. Each rod mill will be equipped with a 650 kW motor and will operate at a critical speed of 72%.

The discharge from each rod mill flows into the rod mill discharge pump box. The slurry in the mill discharge pump box will be pumped to a classifying screen for classification. The cut size for the classifying screen will be at a particle size P_{80} of 400 µm, and the circulating load will be 100%. The screen oversize will be returned to the rod mill splitter chute as feed material and will have a pulp density of about 70%. The screen undersize will be discharged into the sulphide flotation conditioning tank prior to the flotation process. The pulp density of the screen undersize slurry will be about 35% solids. The screen deck will be a twin deck unit, which will be appropriately sized to treat the volumetric flow of the slurry. Spray water will be added to the screens in order to assist with the screening operation. The milling rate will be 48 tonnes per hour. This will also be the feed rate to the sulphide flotation circuit.

Provision will be made for the addition of flotation reagents to the grinding circuit prior to the flotation process.

Steel rods will be added periodically to the rod mills in order to maintain grinding efficiency and throughput. A rod charger will be available for this operation.

16.1.6 *Sulphide Flotation Circuit*

The milled ore will be subjected to the process of flotation in order to remove sulphide-bearing minerals from the ore, which would otherwise dilute the subsequent tungsten gravity concentration product. Conventional flotation cells will be used for the flotation circuit. The sulphide-flotation circuit will have the following equipment:

- conditioning tank
- flotation reagent addition facilities
- sampling system
- rougher flotation cells
- pump boxes
- slurry and solution pumps.

The feed to the sulphide flotation circuit will be the screen underflow from the classification screens in the grinding circuit. The slurry will be conditioned in the sulphide conditioning tank at the design feed rate of 48 tonnes per hour. The

sulphide conditioning tank will be equipped with an agitator and has been sized for a retention time, or conditioning period, of five minutes. Flotation will be carried out at the natural pH value of the ore, and pH adjustments are therefore not required. The collector reagent potassium alkyl xanthate (PAX) will be used together with supplementary amounts of the frother reagent, methyl-isobutyl-carbinol (MIBC). The collector reagent, as well as copper sulphate for the conditioning of particle surfaces, will be added to the conditioning tank. The frother will be added immediately prior to the conditioned slurry entering the first bank of flotation cells. The reagent sodium cyanide will be added in order to depress the pyrite in the sulphide cleaner stages.

The conditioned slurry will overflow the conditioning tank and into the sulphide rougher flotation bank of cells. This rougher bank consists of six cells each of 10 m^3 in volume in order to afford the required retention time in the rougher circuit. Air injection will facilitate the flotation process. Sulphide minerals will be selectively floated into a bulk rougher sulphide concentrate. The rougher sulphide concentrate will be pumped to the tailings surge tank for mixing with the tungsten tailings and used in the production of deslimed coarse tailings material for underground disposal. The sulphide flotation rougher tailings will be discharged to the regrind rod mill discharge pump box.

The collector reagents used in the sulphide flotation circuit (copper sulphate as activator and PAX as collector) will be added at the required dosage rates with MIBC frother as required. These reagents may be added stage-wise along the flotation circuit to improve the flotation process.

Samplers will be installed to automatically sample the sulphide flotation feed and tailings streams for metallurgical accounting purposes.

16.1.7 *Tungsten Gravity Concentration*

The tailings from the sulphide flotation stage will be the feed material for the tungsten recovery plant. This material will be the classified and concentrated initially by gravity techniques. The gravity concentration tailings will be reground. The gravity circuit will have the following equipment:

- pump boxes
- sump and product pumps
- classifying cyclone
- gravity concentrator surge tank
- continuous centrifugal concentrator
- shaking table feed tank
- shaking tables
- regrind rod mill
- sampling system.

The sulphide flotation tailings, or tungsten plant feed, will be pumped to a classification cyclone from the regrind rod mill discharge/cyclone feed pumpbox. The cyclone overflow will be discharged to the tungsten flotation thickener. The cyclone underflow will constitute the feed to the tungsten gravity recovery circuit and will discharge into the gravity concentrator surge tank. The classification will be done using a cyclone cluster of five 250 mm diameter cyclones, of which three or four will be operational at any time. The cyclones have been designed to give a particle size cut-point of 37 µm.

The cyclone underflow material will be the coarse product, namely the size range between 35 µm and 400 µm. This material will be discharged to the gravity concentrator surge tank and will ensure that the continuous gravity concentrator has a steady feed. Level controllers will be used to control and maintain a steady feed rate to the centrifugal concentrator. The centrifugal concentrator will be a continuous type, namely a CVD32, or equivalent, unit. The gravity concentrator tailings will be discharged to the gravity tailings pumpbox, which will feed the regrind rod mill. The regrind mill will discharge the reground material into the regrind mill discharge/cyclone feed pumpbox for classification.

The gravity concentrate from the centrifugal concentrator, which replaces the traditional spirals, will be flushed into the shaking table feed tank. This tank will act as a surge tank for the collection of all the gravity concentrate produced by the centrifugal concentrator. The concentrate from the feed tank will be fed to shaking tables under controlled conditions. The table concentrate will be re-tabled in order to produce a final grade tungsten concentrate of about 73% to 75% WO_3. Historical data indicates that a gravity concentrate of 75.7% WO_3 was previously produced at the site. The various middlings streams will be recycled. The table tailings will be discharged to the gravity tailings pumpbox, and will then be recycled as feed to the regrind rod mill.

Samplers will be installed to automatically sample the gravity circuit feed and tailings streams for metallurgical accounting purposes.

The regrind mill will be a rod mill with a diameter of 3,200 mm and a length of 4,570 mm. It will be equipped with a 650 kW motor; the circulating load will be 200%.

16.1.8 *Tungsten Flotation*

Tungsten recovery by flotation will be conducted on the finely milled cyclone overflow material.

The equipment required in this section includes the following:

- flotation feed thickener
- process water handling system
- thickener underflow slurry pumps

- flotation conditioning tank
- rougher flotation cells
- cleaner flotation cells
- concentrate pumps
- sampling system.

The regrind classification cyclone will separate the fine sized material which will be pumped to the tungsten flotation feed thickener. The thickener will densify the cyclone overflow material from about 15% solids to about 40% solids, which is more suitable for the subsequent flotation step. Flocculant will be added to the thickener to aid the settling process. Thickener underflow will be pumped to the tungsten flotation conditioning tank where the appropriate reagents will be added. Thickener overflow solution will be recycled within the tungsten flotation circuit as required and excess solution will be pumped to the process water tank for re-use throughout the plant.

The reagents required for tungsten flotation include the following:

- soda ash is also used as a pH regulator as well as a dispersant
- sodium silicate is also added as a dispersant
- quebracho will be added as a depressant of the other oxide minerals
- sodium oleate will be added as the collector reagent for the tungsten mineral, scheelite.

The tungsten rougher flotation will be conducted in eight flotation cells, each with a volume of 5 m^3. The concentrate from the rougher flotation circuit will be pumped to the 1st cleaner stage for upgrading. The tailings from the tungsten rougher flotation circuit will be discharged to the final tailings surge tank. Concentrate from the tungsten 1st cleaner cells will be further upgraded in the 2nd cleaner circuit. The concentrate from the 2nd cleaner circuit will constitute the final tungsten flotation concentrate. This concentrate will be pumped to the tungsten flotation concentrate thickener for dewatering prior to acid treatment. The tailings from the 2nd cleaner circuit will be returned to the 1st cleaner flotation stage. Similarly, the tailings from the 1st cleaner flotation stage will be returned to the rougher flotation stage. The tungsten cleaner circuit flotation cell volumes will be 1 m^3 each. Provision will be made for the staged addition of sodium oleate to the 1st and 2nd cleaner circuits should this be required.

Samplers will be installed to automatically sample the tungsten flotation feed and tailings streams for metallurgical accounting purposes. Sampling of some of the tungsten cleaner stage circuit streams will also be carried out for process control purposes.

16.1.9 *Tungsten Flotation Concentrate Leaching*

In order to upgrade the tungsten flotation concentrate, this material will be leached with hydrochloric acid, and filtered prior to dispatch. In the absence of testwork results, the equipment required for this section will be considered to be the following:

- tungsten concentrate thickener
- concentrate thickener underflow pumps
- process water handling system
- concentrate transfer pumps
- leach tanks
- filter press
- concentrate filter
- sampling system.

The tungsten flotation concentrate will be pumped to the tungsten flotation concentrate thickener in order to thicken the material prior to acid treatment. Flocculant will be added to the thickener feed slurry to assist with the settling of the concentrate. Thickener underflow pumps will draw the thickened concentrate from the thickener and transfer this to the first of two sequential leach tanks. The leach tanks will each have an agitator and will be baffled to assist with the mixing of the slurry. Hydrochloric acid will be added in order to dissolve the carbonate and phosphate minerals present in the flotation concentrate. The first leach tank will be operated under acidic conditions, while the second leach tank will be operated near neutral conditions. Soda ash (or lime) will be added as required to neutralize the slurry. The leaching step will upgrade the tungsten flotation concentrate from a tungsten grade value of about 37% WO_3 to about 65% WO_3 mainly by dissolving the carbonate gangue minerals present in the flotation concentrate.

The leached slurry will be pumped to the tungsten concentrate filter press to dewater the concentrate to approximately 8% moisture value. The filtrate will be pumped to the tailings surge tank.

Samplers will also be installed to sample the tungsten flotation concentrate to and from the leach circuit for process control purposes. The final tungsten concentrate will be sampled for metallurgical accounting purposes.

16.1.10 *Tungsten Flotation Concentrate Handling*

The acid-leached tungsten flotation concentrate will be filtered to reduce the moisture content.

The tungsten flotation concentrate handling circuit will have the following equipment:

- slurry pumps
- filter press
- concentrate storage and dispatch facilities
- dust collection facilities.

The tungsten concentrate leach tank will act as a surge facility for the tungsten flotation concentrate filter press. This surge capacity will be required since the filtration operation will be a batch process. The tungsten concentrate will be dewatered to a moisture content of 8% moisture. The concentrate will be discharged onto a conveyor belt, which will deposit the material on the tungsten flotation concentrate stockpile, which will be situated in a designated storage area. The concentrate will periodically be loaded into trucks for dispatch off the property.

16.1.11 TUNGSTEN GRAVITY CONCENTRATE HANDLING

The tungsten gravity concentrate will be deposited in a designated storage area. The material will be allowed to drain off any excess water prior to loading into trucks for dispatch off the property.

16.1.12 TAILINGS DISPOSAL

The flotation tailings will be deslimed using cyclones. The coarse fraction will be deposited in the mined out underground workings while the fines will be collected in a tailings dam.

The tailings handling circuit will have the following equipment.

- slurry pumps
- tailings surge tank
- desliming cyclones
- cement tank
- cement silo.

The tungsten flotation tailings, and the rougher sulphide flotation concentrate, will constitute the final plant tailings. The tailings will be pumped to the tailings surge tank and then to the desliming cyclones for separation into fines, considered to be minus 10 µm material, and coarser material. The coarse material will be mixed with cement and pumped to the underground workings. The fines will be discharged into a tailings impoundment facility.

A cement silo will be required for the storage of the cement, and this will be equipped with a screw feeder to mix the cement with water in a cement conditioning tank. This cement slurry will be pumped underground.

16.1.13 *REAGENT PREPARATION*

Chemical reagents will be added to the process stream to facilitate the separation and flotation processes. The preparation of the various reagents will require the following equipment:

- bulk handling system
- mix and holding tanks
- metering pumps
- transfer pumps
- flocculant preparation facility
- cement storage facility
- safety equipment.

Various chemical reagents will be added to the grinding and flotation circuit to modify the mineral particle surfaces to enhance the floatability of the mineral particles into selective concentrate products. Fresh water will be used in the making up or the dilution of the various reagents that will be supplied in powder/solids form, or which require dilution prior to the addition to the slurry. These solutions will be added to the points of addition of the various flotation circuits and streams using metering pumps. The solid reagents will generally be made up to a solution of 10% strength in a mix tank, and then transferred to the holding tank from where the solution will be pumped to the point of addition. The reagents, which will be prepared in this manner, will be the PAX, copper sulphate, sodium silicate, quebracho, soda ash, sodium oleate, and sodium cyanide. The reagent MIBC will not be diluted and will be pumped directly from the bulk containers to the point of addition using metered pumps. Flocculant will be prepared in the standard manner as a dilute solution. Initially the dilution will be to a solution strength of 1% and will incorporate the required hydration time. This will be followed by diluting the 1% flocculant to a solution strength of 0.10% prior to addition to the thickeners. Lime will be delivered in bulk bags for use in the plant as required. The pH control will be controlled by pH monitors, which will control the amount of soda ash added.

Each reagent will be prepared within its own bunded area in order to contain spillage. A dedicated spillage pump will return spillage from the sump to the mixing tank of that reagent for re-use in the plant.

16.1.14 *WATER SYSTEM*

Fresh water will be required for the reagent preparation and for gland service to the slurry pumps. Fresh water will be supplied from the underground workings and wells. The water will be gravity fed from the fresh and firewater tank. The fresh and firewater tank will have a diameter of 9.0 m and a height of 12.6 m to cater for the basic firewater storage requirement of 380 m^3 as well as allowing for a similar amount of water to be available for the plant requirements.

Process water will be re-used in the grinding section and as required elsewhere in the plant. Some process water generated in the tungsten flotation circuit as concentrate thickener overflow solution will also be re-used in the respective flotation circuit provided that there will be no detrimental effects from the re-use of this process water. The supply of potable water will be from a well situated in the vicinity of the operating facility.

16.2 RECOMMENDATIONS

16.2.1 *GRINDING CIRCUIT*

The inclusion of two primary grind rod mills in the design of the plant has arisen from the need to grind 1,100 t/d of ore from a crusher product (mill feed size) P_{80} of 16,000 µm to a product size P_{80} of 400 µm, suitable for the subsequent gravity concentration and flotation processes. In the absence of grinding parameters and metallurgical testwork data, a single rod mill was not considered. The regrind rod mill has been sized according to the rod mill requirements for commonality of spares. However, it is anticipated that a tertiary crushing stage will reduce the need for two grinding rod mills to only one primary grind rod mill. It is also envisaged that this single primary rod mill will then be able to grind the ore to a product size of about 300 µm. which is possibly more appropriate for the treatment of the Jersey-Emerald ore, although this aspect requires confirmation by testwork. It is recommended that this extended crushing circuit be investigated once more accurate grinding work index values have been determined. The effect of grind size on the subsequent recovery of tungsten by both gravity recovery methods and flotation should also be investigated as this will effect the design and equipment selection in the grinding and the regrinding circuits.

16.2.2 *GRAVITY CONCENTRATION*

Traditionally tungsten has been recovered by gravity concentration methods using shaking tables and spirals. In keeping with current technology, it is recommended that the use of centrifugal gravity concentrators be investigated.

16.2.3 *UPGRADING OF TUNGSTEN FLOTATION CONCENTRATES*

The upgrading of the tungsten flotation concentrates by acid treatment has been included in the flowsheets. However, testwork should be conducted to characterise the process and to establish the viability of the procedure. In addition, testwork should also be conducted to explore alternative methods of upgrading the flotation concentrates, and possibly, the gravity concentrates, to produce a high-grade tungsten product.

16.2.4 CONCENTRATE HANDLING

In the present design, concentrate will be stockpiled in designated areas for loading into trucks for dispatch off the property. As an alternative arrangement, the direct bagging of the concentrate after the filtration process will probably be a more applicable process.

16.2.5 METALLURGICAL TESTWORK PROGRAM

Representative samples of drill core material, or a bulk sample, should be submitted for detailed testing in order that a tungsten recovery process may be defined. This information will form the basis for a more detailed engineering design of the processing plant. The testwork required includes the following:

- head assays, including trace elements
- a mineralogical investigation detailing the mineral associations and liberation characteristics
- crushing and grinding work index values
- gravity concentration tests
- flotation of sulphide minerals, including, if applicable, the sequential flotation involving the separation of base metal sulphides, and molybdenite, from pyrite and/or pyrrhotite
- the flotation of tungsten (scheelite) requires characterization
- settling and filtration tests of various product streams
- identification of upgrading processes and testwork to characterize the upgrading processes
- environmental evaluation of plant products and waste streams.

17.0 RESOURCE ESTIMATION

17.1 MOLYBDENUM RESOURCE

17.1.1 STATISTICS AND GRADE CAPPING

Data for the resource estimate of the Dodger 4200 zone consisted of 21 diamond drill holes (see Figure 11.1) with a contained 1,271 assays for molybdenum in ppm. Of these assays 21 reported as 0.0 and were assigned a nominal 0.1 ppm grade.

Table 17.1 Statistics for Mo Grades Dodger 4200 Zone

	Mo ppm
Number	1,271
Mean	414.8
Standard Deviation	1592.7
Minimum	0.10
Maximum	31,070
Coef. Of Variation	3.84

A lognormal cumulative frequency plot was produced from the 1,271 Mo assays. Five overlapping lognormal Mo populations were partitioned from the total data set. The cumulative probability plot is shown below as Figure 17.1.

Table 17.2 Individual Overlapping Populations for Mo in the Dodger 4200 Zone

Population	Mean Mo ppm	Proportion of Total Data Set	# of Samples
1	5984.0	1.42%	18
2	3463.0	3.26%	41
3	521.7	17.08%	217
4	21.77	70.08%	891
5	0.8	8.16%	104

Populations 1, 2, and 3 probably represent the various veins and stockworks containing molybdenum mineralization. Population 4 and 5 probably represents background molybdenum values in granites and sediments. The upper portions of populations 1 and 2 should be considered erratic high grades and an effective cap threshold would be two standard deviations above the mean of population 2, a value of 15,800 ppm Mo. Two samples were capped at 15,800 ppm Mo.

Figure 17.1 Lognormal Cumulative Probability Plot for Mo


Partition
4.00
2.00
0.00
MO PPM * 10**0
logged
N = 1271(1271,1271)
Max = 4.49
Mean = 1.55
Min = -1.00
StDv = 1.00
06/04/06
10:03:26
JERSEY MO PPM
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %

Note: with 5 populations (shown by open circles numbered 1 to 5 from top to bottom)

The capping of two samples adjusted the mean grade and coefficient of variation slightly downward as shown in Table 17.3

Table 17.3 Statistics for Capped Mo Grades Dodger 4200 Zone

	Mo ppm
Number	1,271
Mean	402.4
Standard Deviation	1404.0
Minimum	0.10
Maximum	15,800
Coef. Of Variation	3.49

17.1.2 GEOLOGICAL MODEL

A three-dimensional solids model was produced for the Dodger 4200 Moly zone. The mineralized zone was interpreted from cross sections constructed roughly

perpendicular to the strike of the zone. Solids were constrained by the drill holes and shapes of mineralized areas and were maintained between cross sections. The top of the solids was constrained by geologic contacts to the surrounding country rocks. The solids constructed for the Dodger 4200 Moly zone is shown in Figure 17.2.

Figure 17.2 Three-Dimensional Solid Models for Dodger 4200 Moly Zone


LEGEND
Drill Hole Collar
Granite
EOH (End of Hole)
Sediment
Tunnel
> 0.034 MoS2
TUNGSTEN SKARN
MOLYBDENUM STOCKWORK
Feet
0
100
200
0
25
50
Metres

17.1.3 COMPOSITING

All drill holes were "passed through" the geologic granitic solid with the points where each hole entered and left the solid determined. For the Dodger 4200 zone 10 ft (3.05 m) down hole composites were produced for the segments of drill holes within granite. Compositing was started at the granite surface and ended in all cases within granite. Composites less than 5 ft (1.52 m) at the end of holes were joined with the adjoining samples to produce a uniform support of composites 10 ± 5 ft.

Statistics for 10 ft composites are shown in Table 17.4.

Table 17.4 Statistics for Dodger 4200 Zone 10 ft Mo Composites

	Mo ppm
Number	693
Mean	294
Standard Deviation	866
Minimum	0.10
Maximum	15,800
Coef. Of Variation	2.94

17.1.4 VARIOGRAPHY

Molybdenum 10 ft composites within the granite were examined using pairwise relative semivariograms. A nested anisotropic spherical model was fit to the four major horizontal directions, namely; Az. 90, Az. 0, Az. 45, and Az 135. The longest range of 80 ft (24.4 m) was found in the N-S direction (Az. 0). A vertical semivariogram was produced and showed a range of 20 ft (6.1 m). Models were run for Az. 90 dip -45 and Az. 270 Dip -45 but both showed an isotropic range of 25 ft, longer than the vertical direction. The semivariogram parameters are summarized in Table 17.5.

Table 17.5 Semivariogram Parameters for Mo

Zone	Variable	Azimuth	Dip	Nugget Effect	Short Structure	Long Structure	Short Range (ft)	Long Range (ft)
Dodger 4200 Zone	Mo	0	0	0.20	0.22	0.50	10	80
		90	-45	0.20	0.22	0.50	10	25
		270	-45	0.20	0.22	0.50	10	25

17.1.5 BLOCK MODEL

Rotated block models with block dimensions 50 x 50 x 20 ft were placed over both solids with the proportion of each block below the topographic surface and inside the solid recorded. The block model parameters are listed below.

- Minimum Easting 8000 E blocks 50 ft wide 42 columns
- Minimum Northing 6000 N blocks 50 ft long 84 rows
- Maximum elevation 5000 blocks 20 ft high 70 levels

Model rotated 30 degrees north around Z axis.

17.1.6 GRADE INTERPOLATION

Search ellipses to constrain the ordinary kriging runs had dimensions based on the ranges of the semivariograms along the three principal directions of anisotropy. The

estimate was competed in four passes with Pass 1 using ¼ the semivariogram ranges, Pass 2 using ½ the ranges, Pass 3 using the full range, and a final Pass 4 using twice the semivariogram range.

Table 17.6 Kriging Search Strategy for Dodger 4200 Mo Zone

Zone	Pass	# Estimated	Direction	Dist. (ft)	Direction	Dist. (ft)	Direction	Dist. (ft)
Dodger 4200 Mo Zone	1	0	Az 0 Dip 0	20	Az 90 Dip -45	6.25	Az 270 Dip -45	6.25
	2	17	Az 0 Dip 0	40	Az 90 Dip -45	12.5	Az 270 Dip -45	12.5
	3	360	Az 0 Dip 0	80	Az 90 Dip -45	25	Az 270 Dip -45	25
	4	1201	Az 0 Dip 0	160	Az 90 Dip -45	50	Az 270 Dip -45	50

A minimum of four composites and maximum of 16 composites were required to estimate a block. If more than 16 composites were found within the search ellipse, the closest 16 were used. If the minimum four composites were not found the block was not estimated during that particular pass.

17.1.7 *Specific Gravity*

There is no information on historic bulk density numbers used in molybdenum zones. Some specific gravity determinations have been made from recent drilling in holes JM05-01 to JM05-12. These determinations are presented in Table 17.7. For this resource estimation an average SG of 2.68 was used. This converts to a tonnage factor of 11.96 ft^3/st.

Table 17.7 Summary of Specific Gravity Determinations in Mo Zone

Hole	Footage	Wt. (oz	Wt (g)	Ounces in Water	Grams in Water	Volume (ml)	SG
JM05-01	222.0	4.8	136.0	3.0	85.0	51.0	2.67
JM05-12	441.0	5.9	167.0	3.7	105.0	63.0	2.69
JM05-10	17.0	6.5	184.0	4.0	113.0	69.0	2.59
JM05-02	51.0	2.5	71.0	1.6	45.0	24.0	2.73
JM05-03	150.0	4.7	133.0	2.9	82.0	47.0	2.61
JM05-02	177.0	3.3	94.0	2.2	62.0	32.0	2.94
JM05-11	333.0	8.8	249.0	5.5	156.0	92.0	2.68
JM05-10	68.0	2.8	79.0	1.7	48.0	29.0	2.55
Average	-	-	-	-	-	-	2.68

17.2 TUNGSTEN RESOURCE

The tungsten resource is made up of several different discrete tungsten bearing zones: the Invincible, Emerald, Dodger, and East Dodger zones. The Emerald zone to the south of the Invincible is believed to be completely mined out. There are also significant mined out portions within the other zones. The mined out areas have been digitized from underground stope plans and are believed to be reasonably up to date. However, a problem exists in historic mines that, for the last stages of mining, keeping accurate records of mine development is not a high priority, and as a result, the actual mined out portion of these mineralized zones might be larger than shown in these models. For the purpose of modelling, the Invincible historic data is combined with the Emerald zone while the Dodger and East Dodger are similar zones separated by a barren patch of granite.

17.2.1 STATISTICS AND GRADE CAPPING

Data for the tungsten resource estimate consisted of 635 diamond drill holes with a contained 4,857 assays for WO_3% within the Invincible – Emerald zones and 3,958 diamond drill holes with a contained 2,554 assays for WO_3% within the Dodger and Dodger East zones. Missing assays between assayed intervals within the Dodger-East Dodger zones were replaced with a nominal 0.0001% WO_3 taking the total number of assays to 6,559.

Table 17.8 Statistics for WO_3 Grades

	Invincible-Emerald	Dodger-East Dodger	
	Assayed Values WO_3 %	Assayed Values WO_3 %	With Gaps Added at 0.0001% WO_3
Number	4,857	2,554	6,559
Mean	0.493	0.950	0.370
Standard Deviation	1.176	1.515	1.052
Minimum	0.0001	0.0001	0.0001
Maximum	23.4	26.3	26.3
Coef. of Variation	2.38	1.59	2.84

Lognormal cumulative frequency plots were produced for WO_3 assays in both the Invincible-Emerald and Dodger-East Dodger zones.

Within the Invincible-Emerald zones, a total of three overlapping lognormal populations were partitioned from the total data set. The cumulative probability plot is shown below as Figure 17.3.

Table 17.9 Individual Overlapping Populations for WO_3 in the Invincible Emerald Zones

Population	Mean WO_3 %	Proportion of Total Data Set	No. of Samples
1	7.152	0.36%	17
2	0.619	44.36%	2,154
3	0.006	55.28%	2,684

Population 1 appears to be real with a couple of erratic assays and should be capped at a level of 13.2% WO_3. Two samples with grades of 22.08% and 23.4% were capped at 13.2% WO_3. Both samples are isolated highs surrounded by much lower values.

Figure 17.3 Lognormal Cumulative Probability Plot for WO_3 in Invincible and Emerald Zones


Partition
0.00
WO3 % = 10**0
logged
N = 4856(4856,4856)
-2.00
Max = 1.37
Mean = -1.88
Min = -4.00
StDv = 1.55
-4.00
06/09/08
09:55:35
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %
INVINCIBLE AND EMERALD ZONES

Note: with 3 populations (shown by open circles - numbered 1 to 3 from top to bottom)

Within the Dodger-East Dodger zones a total of six overlapping lognormal populations were partitioned from the total data set. The cumulative probability plot is shown as Figure 17.4.

Table 17.10 Individual Overlapping Populations for WO_3 in the Dodger-East Dodger Zones

Population	Mean WO_3 %	Proportion of Total Data Set	Number of Samples
1	7.231	2.06%	53
2	3.177	8.66%	221
3	0.910	35.98%	919
4	0.234	35.89%	917
5	0.077	11.12%	284
6	0.049	6.28%	160

Populations 1 (2% of the total data) appears to represent a high-grade population and should be capped at two standard deviations above the mean of population 1, a level of 14.2% WO_3. One sample with grades of 26.3% was capped at 14.17% WO_3.

Figure 17.4 Lognormal Cumulative Probability Plot for WO_3 in Dodger and East Dodger Zones


Partition
0.00
-2.00
-4.00
WO3 % * 10**0
logged
N = 2554(2554,2554)
Max = 1.42
Mean = -0.431
Min = -4.00
StDv = 0.718
06/09/08
10:28:40
0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9
Cumulative Probability %
DODGER AND EAST DODGER WO3 ZONES

Note: with 6 populations (shown by open circles - numbered 1 to 6 from top to bottom)

The effects of capping three samples, within the two zones, adjusted the mean grade and coefficient of variation slightly downward as shown in Table 17.11.

Table 17.11 Statistics for Capped WO_3 Grades

	Invincible – Emerald WO_3 (%)	Dodger – East Dodger WO_3 (%)
Number	4,856	2,554
Mean	0.490	0.946
Standard Deviation	1.116	1.453
Minimum	0.0001	0.0001
Maximum	13.20	14.17
Coef. Of Variation	2.27	1.53

17.2.2 *Geologic Model*

Based on cross sections and underground workings, Sultan geologists working with Alex Walcott built three-dimensional geologic solids to outline the tungsten skarn zones (see Figure 17.5). Underground workings were also modelled.

Figure 17.5 Drillholes within Tungsten Zones


LEGEND
Drill Holes in Invincible Zone
Drill Holes in Dodger Zones
Composites within Invincible 3D Solid
Composites within Dodger 3D Solids
Scale
0
500
INVINCIBLE
DODGER ZONES
DRILL HOLES WITHIN TUNGSTEN ZONES

17.2.3 COMPOSITING

All drill holes were "passed through" the geologic tungsten solids with the points each hole entered and left the solid determined. For all zones 10 ft (3.05 m) down hole

composites were produced for the segments of drill holes within the mineralized solids. Composites less than 5 ft (1.52 m) at the end of holes were joined with the adjoining samples to produce a uniform support of composites 10 ± 5 ft. For intervals of holes with missing assays a nominal 0.0001% WO_3 was inserted. Statistics for 10 ft composites are shown in Table 17.12.

Table 17.12 Statistics for 10 ft WO_3 Composites – Invincible and Dodger Solids

	Invincible 10 ft Composite WO_3 (%)	Dodger 10 ft Composite WO_3 (%)
Number of Composites	2,109	4,257
Mean % WO_3	0.220	0.101
Standard Deviation	0.492	0.359
Maximum Value % WO_3	6.326	6.177
Coefficient of Variation	2.23	3.57

17.2.4 VARIOGRAPHY

Tungsten 10 ft composites within the Dodger-East Dodger and Invincible zones were examined using pairwise relative semivariograms. Nested anisotropic spherical models were fit along the strike of both zones. The vertical and -45° dip in both directions perpendicular to strike were modelled. For the Invincible zone the directions of maximum continuity were along Azimuth 15 Dip 0 (60 ft) and Azimuth 285 Dip -45° (60 ft). Within the Dodger-East Dodger zones the maximum continuity was demonstrated along Azimuth 10 Dip 0 (150 ft) and Azimuth 280 Dip -45° (150 ft).

The semivariogram parameters are summarized in Table 17.13.

Table 17.13 Semivariogram Parameters for WO_3

Zone	Variable	Azimuth	Dip	Nugget Effect	Short Structure	Long Structure	Short Range (ft)	Long Range (ft)
Invincible Zone	WO_3	15	0	0.40	0.55	0.30	15	60
		285	-45	0.40	0.55	0.30	20	60
		105	-45	0.40	0.55	0.30	8	15
Dodger-East Dodger Zone	WO_3	10	0	0.35	0.45	0.15	20	150
		280	-45	0.35	0.45	0.15	30	150
		100	-45	0.35	0.45	0.15	35	120

17.2.5 BLOCK MODEL

Rotated block models with block dimensions 25 x 25 x 25 ft were placed over all solids with the proportion of each block below the topographic surface and inside the solid recorded. Table 17.14 shows the block model parameters.

Table 17.14 Block Model Parameters – WO_3

Minimum Easting 7800 E	blocks 25 ft wide	72 columns
Minimum Northing 5000 N	blocks 25 ft long	256 rows
Maximum Elevation 4650	blocks 25 ft high	66 levels
No Rotation		

17.2.6 GRADE INTERPOLATION

Tungsten grades were interpolated into the block model by ordinary kriging. Each of the four solids was estimated using only composites within that solid. Search ellipses to constrain the ordinary kriging runs were based on the ranges of the semivariograms along the three principal directions of anisotropy. A minimum of four composites were required to estimate a block and a maximum of eight composites were allowed. If more than eight composites were found, the closest eight were used. The blocks were estimated in a series of runs or passes with the search ellipse for Pass 1 set at ¼ the ranges of the semivariogram. For blocks not estimated during Pass 1 the search ellipse was expanded to ½ the ranges of the semivariogram and the kriging exercise was repeated. For blocks still not estimated the search ellipse was expanded to the full range of the semivariogram. Finally, a fourth pass using dimensions of the search ellipse equal to twice the semivariogram range was completed to fill in blocks still not estimated.

Table 17.15 Kriging Search Strategy for Tungsten

Zone	Pass	Direction	Dist. (ft)	Direction	Dist. (ft)	Direction	Dist. (ft)
Invincible	1	Az 15 Dip 0	15	Az 285 Dip -45	15	Az 105 Dip -45	3.75
	2	Az 15 Dip 0	30	Az 285 Dip -45	30	Az 105 Dip -45	7.50
	3	Az 15 Dip 0	60	Az 285 Dip -45	60	Az 105 Dip -45	15
	4	Az 15 Dip 0	120	Az 285 Dip -45	120	Az 105 Dip -45	30
Dodger-East Dodger	1	Az 10 Dip 0	37.5	Az 280 Dip -45	37.5	Az 100 Dip -45	30
	2	Az 10 Dip 0	75	Az 280 Dip -45	75	Az 100 Dip -45	60
	3	Az 10 Dip 0	150	Az 280 Dip -45	150	Az 100 Dip -45	120
	4	Az 10 Dip 0	300	Az 280 Dip -45	300	Az 100 Dip -45	240

17.2.7 *SPECIFIC GRAVITY*

As with the molybdenum resource, there was no information available on the bulk density of tungsten mineralization. Nine specific gravity determinations were made from 2006 drill holes as shown in Table 17.16.

Table 17.16 Summary of Specific Gravity Determinations in Tungsten Zone

Hole	WO_3 (%)	Footage	Weight in Ounces	Weightt in Grams	Ounces in Water	Grams in Water	Volume (ml)	SG
E06-02	0.0001	178.0	7.3	207.0	4.7	133.0	73.0	2.80
E06-02	0.001	18.0	12.4	352.0	7.8	221.0	125.0	2.69
E06-03	0.0017	331.0	5.8	164.0	3.7	105.0	59.0	2.78
E06-03	0.025	42.0	7.8	221.0	5.0	142.0	77.0	2.80
E06-04	0.101	104.5	9.1	258.0	6.3	179.0	75.0	3.27
E06-04	0.103	89.0	7.5	213.0	5.1	145.0	66.0	3.13
E06-01	0.202	88.0	5.9	167.0	4.1	116.0	48.0	3.27
E06-02	0.241	53.0	10.3	292.0	7.2	204.0	83.0	3.32
E06-02	0.346	336.0	9.4	266.0	6.9	196.0	70.0	3.80
Average	-	-	-	-	-	-	-	**3.10**

Clearly, bulk density is a function of the tungsten grade within a sample. Blocks with grades less than 0.1% WO_3 were assigned a specific gravity of 2.77 (tonnage factor of 11.57 ft^3/st) the average of samples below 0.1% WO_3. Block grades from 0.1 to 0.3% WO_3 were assigned a specific gravity of 3.25 (tonnage factor of 9.86 ft^3/st) the average of samples between 0.1% and 0.3% WO_3. Blocks greater than 0.3% WO_3 were assigned a value of 3.36 (tonnage factor of 9.54 ft^3/st) the average of all samples greater than 0.1% WO_3.

More determinations should be made on this project to better relate the bulk density to grade of WO_3 and contained scheelite.

17.3 CLASSIFICATION

17.3.1 *INTRODUCTION*

Based on the study herein reported, delineated mineralization of the Dodger zone Molybdenum and Jersey Tungsten zones are classified as a resource according to the following definition from National Instrument 43-101:

"In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions

may be amended from time to time by the Canadian Institute of Mining, Metallurgy, and Petroleum."

*"A **Mineral Resource** is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated, or interpreted from specific geological evidence and knowledge."*

The terms Measured, Indicated, and Inferred are defined in 43-101 as follows:

*"A '**Measured Mineral Resource**' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity."*

*"An '**Indicated Mineral Resource**' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed."*

*"An '**Inferred Mineral Resource**' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes."*

17.3.2 RESULTS

MOLYBDENUM ZONE

Classification within the Dodger 4200 molybdenum zone was based on grade continuity and to an extent on the limited amount of drill hole information (21 drill holes). The geologic continuity of the granite is well established from drilling and underground exposure. Grade continuity can be quantified by the semivariogram model. No material was considered measured at this time due to the short range of

the semivariograms and no blocks estimated during Pass 1 with search ellipse dimensions at ¼ of the semivariogram range. Blocks estimated during Pass 2 using a search ellipse equal to ½ the semivariogram range were classed indicated. All remaining blocks were classed inferred at this time (see Table 17.17 and Table 17.18).

Table 17.17 Dodger 4200 Mo Zone – Indicated Resource

Mo Cutoff (%)	Tons > Cutoff (st)	Grade > Cutoff	
		Mo (%)	Mo (lb)
0.01	49,000	0.067	65,660
0.02	37,000	0.085	62,900
0.03	37,000	0.085	62,900
0.04	32,000	0.091	58,240
0.05	**28,000**	**0.098**	**54,880**
0.06	25,000	0.103	51,500
0.07	25,000	0.103	51,500
0.08	25,000	0.103	51,500
0.09	17,000	0.112	38,080
0.10	13,000	0.117	30,420
0.11	8,000	0.123	19,680
0.12	8,000	0.123	19,680

Table 17.18 Dodger 4200 Mo Zone – Inferred Resource

Mo Cutoff (%)	Tons > Cutoff (st)	Grade > Cutoff	
		Mo (%)	Pounds Mo
0.01	3,377,000	0.034	2,296,360
0.02	1,946,000	0.048	1,868,160
0.03	1,190,000	0.064	1,523,200
0.04	744,000	0.082	1,220,160
0.05	**481,000**	**0.103**	**990,860**
0.06	387,000	0.115	890,100
0.07	265,000	0.138	731,400
0.08	217,000	0.152	659,680
0.09	188,000	0.162	609,120
0.10	163,000	0.173	563,980
0.11	155,000	0.177	548,700
0.12	142,000	0.182	516,880

TUNGSTEN ZONES

Classification for the Tungsten zones also depended on both geologic and grade continuity. The geologic continuity has been established by underground mining, sampling, mapping, and drilling. The grade continuity can be quantified by the semivariograms for the respective zones.

Measured blocks were those estimated in Pass 1 using a search ellipse with dimensions equal to ¼ of the semivariogram ranges. Ranges for WO_3 in the Dodger zones were longer and, as a result, more measured blocks are reported in the Dodger zones than in the Invincible.

Indicated blocks were those estimated in Pass 2 using a search ellipse with dimensions equal to ½ the semivariogram ranges. All other blocks estimated in Passes 3 or 4 were classed inferred.

Tonnage Reduction for Underground Mined Out Areas

Over the life of mine in the tungsten bearing zones 1,597,802 st of tungsten ore grading 0.76% WO_3 were mined and milled. This tonnage is tabulated by zone in Table 17.19 and the mine locations are shown on Figure 17.6.

Table 17.19 Summary of Mining History in Tungsten Zones

Tungsten Zone	Tonnage (st)	Average WO_3 (%)
Emerald Mine	734,000	0.93
Feeney Mine	60,000	0.92
Invincible Mine	283,000	0.65
Dodger 4400 Mine	138,000	0.56
East Dodger Mine	384,000	0.56

Note: Tonnages in table have been rounded to nearest thousand so total does not match the total quoted above exactly

The Emerald and Feeney Mines are believed to be depleted of tungsten ore. The Invincible and the two Dodger zones still have a significant tonnage remaining. At the time of the mine closure the underground surveying was thought to be current and up to date (Personal Communication – Ed Lawrence former Manager of the Jersey, Invincible, and East Dodger Mines).

Underground level plans for the Invincible, Dodger 4400 and East Dodger zones were digitized and three-dimensional solids, depicting underground development, were created by A. Walcott. Blocks within the tungsten zone models were then adjusted with tonnage subtracted for mined out material.

The results are tabulated for all zones and then individually for Dodger and Invincible zones in Table 17.20, Table 17.21, and Table 17.22. While at this time no economic studies have been completed for the Jersey project historic cutoffs and current prices for tungsten suggest that a reasonable economic cutoff might be in the range of 0.15% WO_3 and this cutoff has been highlighted in all tables.

Figure 17.6 Location of Historic Tungsten Mines on Jersey Property


Historic Workings
Jersey-Emerald
Mine
283,000 Tons
@ 0.65% WO3
INVINCIBLE
MINE
DODGER
4400 MINE
138,000 Tons
@ 0.56% WO3
60,000 Tons
@ 0.92% WO3
FEENEY
MINE
DDHV19
@ 0.18% WO3/230.0 ft
EAST DODGER
MINE
384,000 Tons
@ 0.56% WO3
EMERALD
MINE
734,000 Tons
@ 0.93% WO3
JERSEY
MINE
8,000,000 Tons
@ 3.8% Zn & 2.0% Pb
0
0.5
1.0
Kilometres
LEGEND
Tungsten Workings
Areas of Potential Tungsten Mineralization
Lead-Zinc-Silver Workings
Roads
Portal
QP: P. Grunenberg, P.Geo. (NI 43-101)

Figure 17.7 Cross Section Looking West Showing Estimated Blocks with Underground Workings Superimposed


BLOCKS WITH SOME PROPORTION MINED OUT
DODGER ZONES
INVINCIBLE ZONES

Table 17.20 Total WO_3 Resource for Jersey Project

Measured			Indicated	
Cutoff WO_3 (%)	Tons > Cutoff (st)	Grade > Cutoff WO_3 (%)	Tons > Cutoff (st)	Grade > Cutoff WO_3 (%)
0.10	1,700,000	0.304	1,880,000	0.291
0.12	1,480,000	0.333	1,610,000	0.322
0.14	1,290,000	0.362	1,410,000	0.350
0.15	**1,200,000**	**0.379**	**1,310,000**	**0.365**
0.16	1,120,000	0.397	1,260,000	0.374
0.18	980,000	0.429	1,120,000	0.399
0.20	880,000	0.454	1,000,000	0.423
0.22	780,000	0.486	900,000	0.447
0.24	730,000	0.504	810,000	0.472
0.26	660,000	0.531	690,000	0.508
0.28	610,000	0.554	610,000	0.541
0.30	560,000	0.574	560,000	0.564
0.32	510,000	0.601	500,000	0.591
0.34	440,000	0.644	460,000	0.619
0.36	400,000	0.678	410,000	0.647
0.38	370,000	0.699	390,000	0.665
0.40	340,000	0.725	370,000	0.682
Inferred			Measured + Indicated	
Cutoff WO_3 (%)	Tons > Cutoff (st)	Grade > Cutoff WO_3 (%)	Tons > Cutoff (st)	Grade > Cutoff WO_3 (%)
0.10	1,590,000	0.333	3,590,000	0.297
0.12	1,400,000	0.362	3,090,000	0.327
0.14	1,270,000	0.386	2,700,000	0.356
0.15	**1,210,000**	**0.397**	**2,510,000**	**0.372**
0.16	1,160,000	0.408	2,370,000	0.385
0.18	1,080,000	0.427	2,090,000	0.413
0.20	990,000	0.447	1,890,000	0.438
0.22	920,000	0.468	1,680,000	0.465
0.24	830,000	0.490	1,540,000	0.487
0.26	770,000	0.510	1,350,000	0.520
0.28	730,000	0.522	1,220,000	0.548
0.30	680,000	0.541	1,120,000	0.569
0.32	620,000	0.564	1,020,000	0.596
0.34	560,000	0.586	900,000	0.631
0.36	520,000	0.609	810,000	0.662
0.38	480,000	0.627	760,000	0.682
0.40	450,000	0.640	710,000	0.703

This total resource can be subdivided into the two separate zones, namely Dodger and Invincible.

Table 17.21 Dodger Resource

	Measured		Indicated	
Cutoff WO_3 (%)	Tons > Cutoff (st)	Grade > Cutoff WO_3 (%)	Tons > Cutoff (st)	Grade > Cutoff WO_3 (%)
0.10	1,700,000	0.304	1,630,000	0.277
0.12	1,470,000	0.333	1,370,000	0.309
0.14	1,290,000	0.362	1,190,000	0.337
0.15	**1,200,000**	**0.380**	**1,100,000**	**0.352**
0.16	1,110,000	0.397	1,050,000	0.362
0.18	970,000	0.429	920,000	0.389
0.20	880,000	0.455	820,000	0.412
0.22	780,000	0.487	730,000	0.437
0.24	730,000	0.505	660,000	0.461
0.26	660,000	0.532	560,000	0.498
0.28	600,000	0.555	480,000	0.534
0.30	560,000	0.576	440,000	0.556
0.32	510,000	0.603	390,000	0.588
0.34	440,000	0.645	360,000	0.610
0.36	390,000	0.679	320,000	0.639
0.38	370,000	0.701	300,000	0.659
0.40	340,000	0.725	290,000	0.673
	Inferred		**Measured + Indicated**	
Cutoff WO_3 (%)	**Tons > Cutoff (st)**	**Grade > Cutoff WO_3 (%)**	**Tons > Cutoff (st)**	**Grade > Cutoff WO_3 (%)**
0.10	250,000	0.214	3,330,000	0.291
0.12	170,000	0.266	2,850,000	0.322
0.14	150,000	0.286	2,480,000	0.350
0.15	**130,000**	**0.299**	**2,300,000**	**0.367**
0.16	110,000	0.328	2,160,000	0.380
0.18	100,000	0.346	1,890,000	0.409
0.20	80,000	0.373	1,700,000	0.434
0.22	70,000	0.417	1,510,000	0.463
0.24	60,000	0.444	1,380,000	0.484
0.26	50,000	0.480	1,210,000	0.517
0.28	50,000	0.482	1,080,000	0.546
0.30	40,000	0.510	1,000,000	0.567
0.32	40,000	0.536	900,000	0.596
0.34	30,000	0.573	800,000	0.629
0.36	30,000	0.626	720,000	0.661
0.38	30,000	0.626	670,000	0.682
0.40	20,000	0.648	630,000	0.701

Table 17.22 Invincible Resource

Measured			Indicated	
Cutoff WO_3 (%)	Tons > Cutoff (st)	Grade > Cutoff WO_3 (%)	Tons > Cutoff (st)	Grade > Cutoff WO_3 (%)
0.10	7,600	0.238	252,000	0.380
0.12	6,100	0.269	236,000	0.398
0.14	4,600	0.311	219,000	0.418
0.15	**4,600**	**0.311**	**211,000**	**0.429**
0.16	4,600	0.311	205,000	0.436
0.18	4,600	0.311	196,000	0.450
0.20	4,600	0.311	182,000	0.470
0.22	3,200	0.361	170,000	0.487
0.24	3,200	0.361	151,000	0.520
0.26	3,200	0.361	136,000	0.549
0.28	3,200	0.361	128,000	0.567
0.30	3,200	0.361	117,000	0.592
0.32	3,200	0.361	112,000	0.605
0.34	1,600	0.384	96,000	0.652
0.36	1,600	0.384	89,000	0.674
0.38	1,600	0.384	86,000	0.685
0.40			78,000	0.716
Inferred			**Measured + Indicated**	
Cutoff WO_3 (%)	Tons > Cutoff (st)	Grade > Cutoff WO_3 (%)	Tons > Cutoff (st)	Grade > Cutoff WO_3 (%)
0.10	1,340,000	0.354	259,000	0.376
0.12	1,240,000	0.375	242,000	0.394
0.14	1,130,000	0.399	224,000	0.416
0.15	**1,080,000**	**0.410**	**215,000**	**0.427**
0.16	1,052,000	0.417	210,000	0.434
0.18	977,000	0.436	200,000	0.447
0.20	908,000	0.454	186,000	0.466
0.22	848,000	0.472	173,000	0.485
0.24	776,000	0.494	154,000	0.517
0.26	722,000	0.512	139,000	0.545
0.28	686,000	0.525	131,000	0.562
0.30	637,000	0.543	120,000	0.586
0.32	581,000	0.566	115,000	0.599
0.34	532,000	0.587	98,000	0.648
0.36	490,000	0.608	91,000	0.669
0.38	452,000	0.627	88,000	0.679
0.40	430,000	0.640	78,000	0.716

18.0 OTHER RELEVANT DATA AND INFORMATION

The Jersey-Emerald property has undergone historic mining over a significant span of time, for a variety of commodities. Both underground and surface mining methods have been utilized in the extraction of ore. Remnants of this historic work exist on the property surface, including open cuts and pits, portals to underground access, waste dumps, and mill tailings.

The zones of mineralization covered in this report are primarily within or adjacent to these areas of previous mining, and are therefore considered to be "brownfields" exploration. Brownfields exploration may allow for more readily available permitting and advancement of continued work, and for eventual development of resources on the property. Further consideration is required to ascertain the level of liability attached to the remnant-disturbed areas from historic mining.

Sultan Minerals has initiated baseline environmental data collection on the property, including surface stream water sampling and sampling of waters draining the underground workings.

19.0 MINING OPERATIONS

19.1 MINERAL RESOURCE ESTIMATION

The Jersey-Emerald Project centres on re-opening the underground tungsten-molybdenum-lead-zinc mine that closed in 1973. Tungsten mineral resources are sufficient for five years of production at 1,100 tonnes per day. There is the potential that additional resource will be developed immediately adjacent to the known orebodies.

19.2 STATEMENT OF RESOURCES

The measured and indicated tungsten mineral resources include 2,278,071 t at 0.372% WO_3 and inferred resources include 1,101,570 t at 0.398% WO_3. Molybdenum measured and indicated resources include 25,539 t at 0.098% and 436,124 at 0.103%. The following economic parameters have been applied to these resources:

- stope accessibility factor
- mining recovery factor
- external stope dilution
- mill Recovery
- off-site costs
- on-site costs.

A tungsten cutoff grade of 0.233% WO_3 and a molybdenum cutoff grade of 0.104% Mo were estimated from these economic parameters. The tungsten measured and indicated mineral resources at this cutoff grade include 1,439,957 t at 0.479% WO_3 and inferred resources include 779,814 t at 0.481% WO_3. The molybdenum resource is not economic at a grade of 0.093%. There is approximately 20,000 t of ore that contains both molybdenum and tungsten. This molybdenum is economical and is included in the financial evaluation.

Resource tonnages and grades were derived from a geological block model representing the Invincible, East Dodger, and Dodger 4400 orebodies. Surpac Minex Group software (Surpac Vision 5.2M) was used to develop the block model. The block model is in imperial units. Outputs from the model have been converted to metric units.

Mineral reserves are not estimated at scoping level. National Instrument 43-101 defines a mineral reserve as "the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study". A scoping study is based on measured, indicated, and inferred mineral resources. All levels of resources have been included in this study.

This preliminary assessment is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

The following assumptions were made to develop this preliminary assessment:

- Geological mineralization is continuous between drill holes;
- Existing mine workings have been digitized from previous mine plans and accurately account for the material previously mined out of the orebody;
- The financial evaluation was determined using an economic cutoff grade of 0.233% WO_3.

Table 19.1 Economic Resource by Orebody

Class/Ore	Dodger Mine						Invincible Mine		Total		
	Dodger 4400			East Dodger							
	Tonnes	WO_3 (%)	Mo (%)	Tonnes	WO_3 (%)	Mo (%)	Tonnes	WO_3 (%)	Tonnes	WO_3 (%)	Mo (%)
Measured											
Tungsten	77,040	0.412	-	594,736	0.511	-	2,905	0.361	674,681	0.499	-
Indicated											
Tungsten	23,596	0.364	-	598,112	0.455	-	143,568	0.507	765,277	0.462	-
Subtotal Measured and Indicated											
Tungsten	100,636	0.400	-	1,192,848	0.483	-	146,473	0.504	1,439,957	0.479	-
Inferred											
Tungsten	315	0.243	-	33,428	0.438	-	725,118	0.487	758,861	0.484	-
Tungsten + Moly	-	-	-	20,953	0.545	0.209	-	-	20,953	0.545	0.209
Total Economic Resource											
Tungsten	100,951	0.400	-	1,226,276	0.482	-	871,591	0.489	2,198,818	0.481	-
Tungsten + Moly	-	-	-	20,953	0.545	0.209	-	-	20,953	0.545	0.209

Table 19.2 Diluted Tonnes and Grade by Orebody

Class/Ore	Dodger Mine						Invincible Mine		Total		
	Dodger 4400			East Dodger							
	Tonnes	WO_3 (%)	Mo (%)	Tonnes	WO_3 (%)	Mo (%)	Tonnes	WO_3 (%)	Tonnes	WO_3 (%)	Mo (%)
Total Diluted											
Tungsten	94,944	0.364	-	1,153,313	0.438	-	819,732	0.445	2,067,989	0.437	-
Molybdenum	28,536	-	0.074	385,953	-	0.095	-	-	414,488	-	0.093
Tungsten + Moly	-	-	-	19,706	0.495	0.190	-	-	19,706	0.495	0.190

19.2.1 DILUTION AND RECOVERY

A stope access factor of 90% was applied to represent inaccessible areas due to old workings. A stope recovery factor of 95% and a dilution rate of 10% were used to estimate the resources listed in Table 19.1. Waste density is 2.7 t/m^3 and the ore density is 3.3 t/m^3. A minimum mechanized mining width of 2 m was assumed for this study.

Old workings must be surveyed so that new development and stopes are planned with sufficient ground on breakthrough into the old development; thin shells are to be avoided. The stope access factor of 90% accounts these losses.

In the longhole stopes, some ore will be unrecoverable. Losses due to hanging wall or footwall contact irregularities are accounted for in the stope recovery of 95%.

Dilution is defined as the ratio of waste tonnes to ore tonnes. Dilution has conservatively been assumed as having no mineral value. External dilution of ore will occur from drilling and blasting overbreak or variations in the hanging wall regularity and ground conditions. Only external dilution was considered in this study. The assumed dilution rate of 10% accounts for this dilution.

The stope access, recovery and dilution factors are based on the experience of Wardrop engineers and benchmarked against similar operations.

19.2.2 CUTOFF CRITERIA

Tungsten economic cutoff grade of 0.233% was developed from the following:

- dilution and total ore recovery
- mill recovery (75%)
- smelting and refining costs
- transport costs (Cdn$150/t)
- on-site operating costs (Cdn$65/t)
- associated royalties.

The metal price used for this analysis was the two-year average metal price for Tungsten Ferro from the London Metal Exchange.

Molybdenum economic cutoff grade of 0.104% was developed from the following:

- dilution and total ore recovery
- mill recovery (80%)
- smelting and refining costs
- transport costs (Cdn$150/t)
- on-site operating costs (Cdn$55/t)
- associated royalties.

The metal price used for this analysis was the two-year average metal price for Molybdenum Oxide from the London Metal Exchange. A two year fixed exchange rate was used for both calculations.

19.3 Mine Production Rate and Mine Life

A mine production rate of 1,100 tonnes per day was chosen based on "rules of thumb" applied to the combined resource tonnage of 2,087,694 and 358 operating days per year.

Taylor's Rule suggests 760 t/d for this resource; 1,100 t/d is considered appropriate in light of best practices at similar mines with multiple orebodies and old workings. A combination of longhole and cut-and-fill mining will be required. Taylor's formula is:

$$\text{Optimum Production Rate} = \frac{5 \text{ x } (\text{Economic Resource})^{3/4}}{(\text{Production Days per year})}$$

Mine life is estimated at 6.5 years, inclusive of 18 months pre-production.

19.4 Mine Method

Factors taken into account when selecting the mining method at the Jersey-Emerald Property included:

- continuity, size, and shape
- dip angle of the orebody
- production rate
- accessibility around existing workings
- value of in situ ore, mining dilution and recovery.

The proposed mining methods are sub-level longhole stoping (longhole stoping) and mechanized cut-and-fill (MCF) with hydraulic backfill.

Longhole stoping provides high productivity from a small number of working faces. This method is suitable where the ore bodies are steeply dipping. Sub-level development will be 4 m wide x 4 m high to accommodate 42" diameter ventilation tubing and 23 tonne haulage trucks. Longhole stopes will be developed along the strike of the orebody by using a drilling sublevel on top of the stope, followed by an extraction level at the bottom.

Sub-levels will be at 25 m vertical intervals where possible. Sub-level development will provide access for orebody drilling and blasting, ore and waste haulage, materials and services supply, and ventilation.

Delayed hydraulic backfill can be incorporated into sub-level mining method to increase open stope stability. Sill and regional pillars are required in sub-level stoping when delay hydraulic fill is used. The backfill bulkheads must be designed to withstand the backfill hydrostatic pressure with decanting towers and mouse traps for dewatering.

During mining, the bulkhead will be built and designed to withstand hydraulic backfill hydrostatic pressure at the entrance to the MCF stope before hydraulic fill is placed in the stope.

Longhole blasthole drilling will be performed by an in-the-hole (ITH) drill with 21 m down-holes from the upper sill to the lower extraction level. Blast holes will be 89 mm diameter, drilled on a 1.5 m square pattern. ANFO will be the bulk explosive initiated by high explosive with non-electric detonators.

The stope production sequence will commence with the development of a slot in the corner of the stope. Slot raise will be developed by longhole drilling, and stage blasted from the bottom up. The slot raise will then be enlarged to form a slot across the full width of the stope. Vertical rings of drill holes will then be blasted into the open stope.

MCF will be required for narrow areas of the orebody. This method is significantly more expensive, has lower production rates, and requires more working faces to meet production targets. MCF is suitable for shallow dipping ore bodies or narrow steeply dipping orebodies in competent rock where broken rock flows by gravity. MCF stoping will generally be used for orebody widths less than 5 m.

MCF lifts will be 6 m wide x 4 m high on average. The stope height will be 25 m where possible. This will allow sharing of mine development at the interface between longhole stoping and MCF. Sub-level development will provide access for orebody drilling and blasting, ore and waste haulage, materials and services supply, and ventilation.

A single boom jumbo will drill the face, advancing an estimated four metres per round. Blast holes will be 45 mm diameter, drilled on a standard production heading pattern. ANFO explosives will be initiated by dynamite primers with non-electric detonators. The use of emulsion is recommended when wet holes are encountered.

The "average" stope dimensions assumed above are for estimating costing and productivity. Stope dimensions will vary according to the factors listed at the start of this section. At the Jersey-Emerald Property, accessibility around existing workings will ultimately dictate the size and shape of the production stopes. To avoid leaving thin shells, the old workings must be surveyed, and the longhole stope dimensions or MCF lifts will be designed accordingly.

Current orebody delineation shows that 48% of the total resource will be mined with MCF and 52% will be mined using longhole stoping.

Table 19.3 Summary of Orebody Delineation by Orebody

Orebody	% Longhole Mining	% MCF Mining
East Dodger	65	35
Dodger 4400	91	9
Invincible	28	72

Broken ore will be removed from drawpoints by Load-Haul-Dump Units (LHD) and will either be loaded into trucks, or hauled to ore passes. In the East Dodger orebody, ore will be truck hauled along the 4200 Level to the coarse ore bins immediately south of the Dodger 4200 portal on surface. Dodger 4400 ore will be truck hauled on surface to the coarse ore bins. The Invincible ore will be truck hauled up the existing decline to surface via the #1 Invincible portal before entering the #2 Invincible portal and accessing the coarse ore bins underground on approximately 4000 Level.

19.5 Geotechnical Evaluation

Access to the East Dodger orebody appears to be stable with good rock quality. Access to the Invincible orebody will have to be inspected after dewatering of the decline. The Jersey 4200 adit will require rehabilitation. Open stopes will be backfilled upon completion of mining as required.

A geotechnical study is required to assess the stability of open stopes, determine ground support requirements, stoping sequence, and pillar requirements. The study will require a geotechnical data collection program to characterize the quality of the rock mass. The two most widely used rock mass classification systems in the mining industry are the Council for Scientific and Industrial Research (CSIR) geomechanics classification (RMR System) proposed by Bieniawski, and the Norwegian Geotechnical Institute (NGI) Tunneling Quality Index (Q System) proposed by Barton. The RMR and Q rock mass classification systems will be required to assess stability at the Jersey-Emerald Property.

Future exploration drilling should include geotechnical logging.

Large excavation requires special consideration depending on access for maintenance scaling.

Stope development headings, less than 5 m wide and small enough to permit periodic scaling or additional reinforcement, will be supported by temporary split sets.

Horizontal spans in the ore development, including sub-level longhole stope drill drifts and undercuts exposing the full width of the ore, are recommended not to exceed 20 m. These ground support requirements are conservative for the purpose of this study.

19.6 MINE DESIGN

19.6.1 *MINE LAYOUT*

The mine layout is illustrated in plan and cross section view. This includes the mine access through the Dodger and Jersey 4200 adits, the Invincible decline, old workings, and surface infrastructure.

19.6.2 *MINE ACCESS*

Mine access will be from four existing adits on surface. The Dodger 4200 adit will be the primary haulage drift for the East Dodger orebody. The Jersey 4200 adit will be the secondary access. The Invincible decline will be the primary access to the Invincible orebody. The Invincible ventilation raise will provide the secondary egress from the orebody. The Dodger 4400 adit will provide access to the Dodger 4400 resource. The mine access is approximately 4.9 m (16') wide x 4.2 m (14') high.

19.7 MINE DEVELOPMENT

19.7.1 *EXISTING MINE DEVELOPMENT*

The Jersey-Emerald Property was operated by Placer Dome until 1973. The mining method used was room and pillar, and shrinkage stoping. The area in which the orebodies lie is known as Iron Mountain. The steep nature of the topography created a physical separation between the mine and mill. The mine is accessed by road from Salmo to the North and from the West via Highway 6.

TUNGSTEN/MOLYBDENUM WORKINGS

The 2006/2007 diamond drill program is in progress in the Dodger orebody. Internal manways connect the 4200 Level north to the 4300 Level and further north to the 4400 Level. There is no mechanized access between the East Dodger and Dodger

4400 orebodies underground. The access between the Dodger 4400 adit and the Jersey 4400 adit is filled with broken rock.

There are extensive voids and underground accesses throughout the orebodies.

The existing workings in the Invincible orebody are flooded. A ventilation shaft from surface at the northern extent of the orebody provided fresh air heated by a propane system.

LEAD/ZINC WORKINGS

There are extensive room and pillar workings in the lead/zinc orebody at the Jersey-Emerald Property.

UNDERGROUND INFRASTRUCTURE

Other underground infrastructure includes:

- an underground workshop
- wooden truck chutes installed on internal ore passes
- coarse ore bins
- underground crushing gallery.

SURFACE OPERATIONS

Old production pits and surface waste stockpiles exist adjacent to the Emerald, Dodger 3800, Invincible 3800, and Dodger 4400 portals.

19.7.2 PRE-PRODUCTION DEVELOPMENT

Pre-production development includes ore and waste development required to access the initial production stopes. The coarse ore bins and underground crushing gallery will be rehabilitated. The ore will be hauled to the coarse ore bins and stored prior to the mill starting up. Waste rock will be hauled directly to underground stopes designated for unconsolidated waste rock.

Access development includes rehabilitating the existing mine levels, and developing new headings to access the orebody. Development work will be undertaken by a mining contractor over a period of six months, providing time for the owner to take delivery of mining equipment and recruit staff.

The pre-production development will provide access to approximately six months of mine production prior to start up.

Pre-production mining development will include, but will not be limited to, the following rehabilitation:

1. Dodger and Jersey 4400 portals, Invincible #1 and #2 portals
2. Dodger and Jersey 4200 adits
3. connection between Dodger and Jersey 4200 adits
4. non-mechanized access from 4200 to 4400 Level in Dodger orebody
5. coarse Ore Storage Bins
6. underground Crushing Chamber
7. Invincible Decline
8. Invincible Ventilation Shaft (including manway)
9. underground Workshop
10. bulkhead construction to prevent access to redundant old workings
11. establish sumps in East Dodger and Invincible orebodies.

Other pre-production activities will include:

- rehabilitation of truck chutes
- development of exploration infrastructure.

Mobile refuge stations will be used for lunchrooms and in the event of an emergency. Refuge stations will supply breathable air in an emergency and will be connected to the compressed air, if the main compressors are outside the mine and not picking up polluted air. They are equipped with compressed air bottles, water, first aid equipment, communications, and can be sealed to prevent the entry of gas.

An explosive magazine and detonator magazine will be located underground.

19.8 MINE SCHEDULE

19.8.1 PRODUCTION SCHEDULE

Initial ore production will come from existing workings above the 4200 Level in the East Dodger orebody. Ore will be developed in this orebody during pre-production. Levels will be targeted for high-grade ore production in the first year of production. A ROM stockpile of approximately 15,000 tonnes, stored in the coarse ore bins, will be required prior to mill production to ensure continuous mill feed as mine production ramps up. A minimum of three longhole stopes and five cut-and-fill stopes will be required to meet the production target of 1,100 tonnes per day.

Mine production will be scheduled to deliver a consistent grade of mill feed over the life of mine, and to balance production from deeper and shallow sources.

19.8.2 Development Schedule

The development schedule is initially based on one underground development crew achieving an average of 4.5 m/d of advance. In the first year, priority will be to access the Dodger and Invincible orebodies. The Dodger 4400 orebody will be accessible after completion of the East Dodger Mine. This will allow the Dodger 4400 portal to be the primary ventilation portal for the East Dodger orebody.

Considering there is potential for finding more ore, the development will be designed to allow access to further exploration drilling of the potential resource. Exploration drilling will be ongoing at the Jersey-Emerald Property.

19.8.3 Ore and Waste Movement

Ore will be hauled in 23-t trucks designed for surface work from working faces or truck chutes to the coarse ore bins. Short distance hauling from stopes to internal ore passes will be by LHD, where possible. LHDs with 3.5 m^3 buckets will load the 23 tonne trucks. LHDs with 2.3 m^3 buckets will be used in smaller openings for rehabilitation work and mucking narrow stopes. The smaller LHDs will muck to remuck bays.

Mine waste rock will be placed directly underground into stopes or voids which are designated for unconsolidated waste rock. All mine waste will remain underground.

19.9 Underground Mine Development

Development headings will be driven with electro-hydraulic single boom jumbos taking 4 m rounds with 45 mm diameter holes. The holes will be loaded with ANFO from a pneumatic loader and blasting initiated with non-electric detonators.

The back and the walls of the headings will be scaled and ground support installed. A geotechnical assessment is required to determine the ground support requirements; a typical installation of 2.4 m long grouted rebar bolts at 1.2 m x 1.2 m pattern is assumed for development productivities and cost estimation for this scoping study.

Pipelines, ventilation ducts and power cables will be installed as the heading advances to maintain services.

An average advance for development headings is estimated at 4.5 m/d. The overall advance of the development headings will increase by approximately 30% when multiple headings are available.

Drop raising techniques will be used for development of ventilation and slot raises.

The allowance for additional development underground is estimated at 8.9% of the total mine development. These allowances account for:

- 10 m long remuck bays based on a maximum mucking distance of 150 m
- 4 m long electrical sub-stations
- 2% of mine development allowance for exploration drifting.

19.10 MINING EQUIPMENT

Criteria used in the selection of underground mining equipment include:

- mine production rate
- ventilation requirements
- reliability and availability of after-sales support
- capital cost
- mining method
- orebody dimensions.

The following mobile equipment will be used underground:

- one diesel/electric single-boom hydraulic drill jumbo for lateral development
- one diesel/electric combination hydraulic drill for longhole and lateral drilling
- one rockbolter for primary ground support
- one diamond drill for delineation drilling
- two 6.6 t capacity LHDs fitted with 3.3 m^3 buckets for full sized production and development work
- one 4.1 t capacity LHD fitted with a 1.7 m^3 bucket for smaller production and development work
- four articulated surface off road trucks with 23-t capacity for production and development haulage, equipped with exhaust scrubbers, filters, catalytic converters and emission control systems to meet underground requirements.

Underground trucks and LHDs will use Detroit Diesel Electronic Control (DDEC) to optimize efficiency of the engines, which minimizes emissions, maximizes energy output, and minimizes diesel consumption.

Table 19.4 Underground Mobile Equipment List

Equipment	Type	Qty.
Drilling Equipment		
Combination Drill	Longhole/lateral	1
Development Jumbo	Single boom	1
Rockbolter	Ground support	1
Jackleg	Pneumatic	8
Stoper	Pneumatic	8
Exploration Drill	Diamond Drill	1
Loading & Hauling Equipment		
Development Load-Haul-Dump Unit	3.3 m^3 bucket	1
Production Load-Haul-Dump Unit	3.3 m^3 bucket	1
Load-Haul-Dump Unit	1.7 m^3 bucket	1
Underground Haulage Truck	23 t	4
Service Vehicles		
Grader	Underground	1
ANFO Loader	Light Vehicle	1
Scissor Lift	Heavy Vehicle	1
Cassette Carrier	Heavy Vehicle	1
- Flat Deck Cassette	Attachment	1
- Hiab 095 Boom/Deck Cassette	Attachment	1
- Fuel/Lube Cassette	Attachment	1
- Personnel Cassette	Attachment	1
Light Vehicles	Supervisor/Maintenance	3

19.10.1 *EQUIPMENT MAINTENANCE*

Mobile underground equipment will be maintained in a shop located below surface adjacent to the Jersey 4200 adit. A mechanical availability of 80% was assumed for estimating equipment requirements.

The underground maintenance shop will have three maintenance bays (two for major haulage equipment and one for service vehicles), a tyre bay, a welding bay, and a lube bay.

A maintenance supervisor will provide a daily maintenance work schedule, ensure the availability of spare parts and supplies, provide management and supervision of maintenance crews, and training of the maintenance workforce.

A maintenance planner will schedule maintenance and repair work, and provide statistics of equipment availability, utilization and life cycle, mine efficiency, and manpower utilization. A computerized system using proprietary software will facilitate planning.

The equipment operators will provide equipment inspection at the beginning of the shift and perform small maintenance and repairs as required.

A mechanics truck will be used to perform emergency repairs underground.

Lubricants will be delivered to the site in drums, which will be stored in a secure area with spill and fire protection, near the mechanical shop on surface. Major rebuild work will be conducted off site.

19.11 MINE SERVICES

19.11.1 BACKFILL STRATEGY

The mine tailings will be classified through cyclones where the underflow coarse fractions will be pumped underground at 60% to 69% solids as hydraulic backfill. The overflow or fines will be pumped to the tailings pond. Hydraulic tailings particle size commonly contain fines less than 20% (by weight) passing for 10 µm to achieve a percolation rate greater than 10 cm/h.

Hydraulic backfill is required to access the orebody around existing workings and as a working platform for the consecutive cut in the MCF mining method. It can also be placed as delayed fill for sublevel stoping to increase open stope stability.

The estimated tailings production is 40 t/h. Approximately 75% by weight of the total tailings will report to the cyclone underflow for backfill. The remaining 25% slimes from the overflow will report to the tailings dam. The table below summarizes the tailings production for hydraulic backfill (1,417,680 tonnes) and slime (472,560 tonnes) for the total mine life.

Table 19.5 Tailings Disposal and Hydraulic Backfill Quantities

Description	Units	
Tailings (Hourly)	t/h	40
Tailings (Daily)	t/d	960
Tailings (Yearly)	t/a	343,680
Mine Life	years	5.5
Total Tailings	t	1,890,240
Hydraulic Backfill	t	1,417,680
Slimes	t	472,560
Contingency	%	25%
Design Quantity for Tailings Pond	t	590,700

A contingency of 25% is included in the design quantity for the tailings pond to accommodate the excess water for transportation of slimes to the pond. A detailed study is required to further evaluate the capacity of the dam to include local precipitation rate and rainstorm events.

Hydraulic Backfill Process

The flotation tailings from the tungsten rougher/scavenger will be pumped into an agitator before feeding into cyclones. Overflow slimes from the cyclones will be pumped to the tailings pond and the underflow pumped to the cement plant for cement addition and distribution underground. Refer to Dwg A0-09-005 for schematic of the hydraulic plant flowsheet.

The cement plant will be located adjacent to the Dodger 4200 portal. The cement will be pre-conditioned into a slurry before being pumped into the hydraulic backfill line. At this point, the backfill line will either be diverted to the Dodger or Invincible orebody. The addition of cement into the hydraulic backfill will depend on the function of the backfill. The slimes must be removed from the tailings to allow drainage of the backfill; otherwise, remobilization (mud rush) would be a potential hazard.

For MCF, hydraulic tailings are mixed with cement to allow equipment to operate on the fill. It is estimated that the cement consumption for this application ranges from 1:4 to 1:5 cement to tailings mix. The estimated cement consumption for a cement cap of 0.4 m thickness at 6 m width and 30 m stope length is approximately 60 to 70 tonnes.

The classified tailings travel approximately 350 m from the mill to the cement plant at the Dodger portal. The elevation difference between the mill and the cement plant is approximately 150 m. From the cement plant, tailings will travel either 1,000 m into the Dodger orebody or 800 m to the Invincible orebody. The system will be designed to drain the fill lines to a low point between the mine portal and cyclone tanks.

The density and flow of backfill will be monitored at the cement plant.

Hydraulic Backfill Distribution System

The classified flotation tailings from the mill will be pumped by three centrifugal pumps in series for a distance of 350 m with an elevation difference of 150 m to the cement plant. The pumps estimated for this, are 4"x 3" centrifugal pumps at 40 HP each. The classified tailings will be transported to the cement plant in 4" Ø Sch. 40 rubber lined pipes.

Overflow from the cyclones are pumped directly to the tailings pond, which is located 1,100 m from the proposed plant site.

An estimate three 2" x 1" centrifugal pumps at 10 HP pumps in series are required to deliver fines and slimes to the tailings pond. The initial 500 m of the pipes is 2" Ø Sch. 40 rubber lined pipes followed by 2" Ø HDPE DR 11 pipe for the remaining 600 m.

At the cement plant, cement is added into the classified tailings only during the period when capping is required for the MCF and for special applications in sub-level stoping. Cement is conditioned in an agitator before being pumped into the hydraulic tailings line.

At the cement plant, the classified tailings are either pumped to Dodger or Invincible mine. Two 3" x 2" centrifugal pumps in series at 10 HP each are estimated to deliver classified tailings to the stopes in 3" Ø HDPE DR 7.3.

Two tailings pipelines are recommended for each disposal locations. The lines are recommended to be insulated to prevent freezing during winter. The addition line provides safety to the backfill distribution system and flexibility to the fines disposal at the tailings pond. In the case of an emergency shut down for the pumps at the cement plant or when underground disposal is not required, the backup line to the tailings pond will provide additional capacity for disposal of the total tailings to the pond.

All the pumps for the tailings handling systems are required to have the equivalent spares pumps.

19.11.2 *VENTILATION*

Fresh air will enter the mine through the Dodger 4400 portal, flow through the non-mechanized access into the Dodger workings, then out of the mine via the old workings and the Dodger and Jersey 4200 adits.

During summer, the ventilation naturally incasts at the Dodger 4400 portal. During winter, the ventilation naturally incasts at the Jersey and Dodger 4200 portals.

Ventilation doors, stoppings, bulkheads, auxiliary fans, and regulators will be installed as required at various points in the mine to control the primary ventilation circuit.

PRIMARY VENTILATION

Primary ventilation for the East Dodger orebody will be by two stand-alone vane axial exhaust fans arranged in parallel and installed at the Dodger 4400 portal. This installation will remain in place until completion of mining at the East Dodger orebody. Ventilation for the Dodger 4400 orebody will be by a single fan and bulkhead at the southern end of the 4400 adit. A similar installation to the East Dodger orebody will be installed near surface in the Invincible mine ventilation shaft.

Two fans will provide the flexibility to vary pressures and flows as the mine develops, as well as providing back up and redundancy to increase system reliability and availability. Auto-regulators installed on the fan will prevent recirculation in the event of a fan failure.

As the mine develops and deepens, operating pressures and air volumes to ventilate the mine will increase. Fan performance will be adjusted to meet these changing requirements by changing fan speeds, blade pitch, and the number of fans operating.

DESIGN PARAMETERS

The design basis of the ventilation system at the Jersey-Emerald Property is the air required to dilute exhaust gases produced by underground diesel equipment; air volume is calculated on a factor of 0.06 m^3/sec per installed kilowatt of diesel engine power.

Equipment utilization factors were used to represent the diesel equipment in use at any time. Truck haulage is the primary method of production. No account has been taken of the lower emissions resulting from engines having DDEC systems, which in practice may allow a lower factor than 0.06 m^3/sec/kW, with variance from the mine's inspector.

Table 19.6 Production Ventilation Requirements

Equipment	Qty.	Diesel (hp/unit)	Power (kW/unit)	Total (hp)	Total (kW)	Utilization (%)	Utilized (hp)	Utilized (kW)	Air volume (cfm)	Air volume (m^3/s)
Heavy Equipment										
Combination Drill	1	74	55	74	55	30	22	17	2,220	1.0
Development Jumbo	1	74	55	74	55	30	22	17	2,220	1.0
Rockbolter	1	74	55	74	55	30	22	17	2,220	1.0
Loaders LHD 3.3 m^3	2	190	142	380	283	100	380	283	38,000	17.0
Loaders LHD 1.7 m^3	1	110	82	110	82	100	110	82	11,000	4.9
Haulage Trucks 23.6 t	4	280	209	1,120	835	100	1,120	835	112,000	50.1
Utility Vehicles										
Scissor Lift	1	128	95	128	95	30	38	29	3,840	1.7
ANFO Loader	2	128	95	256	191	40	102	76	10,240	4.6
Mechanics Truck	1	128	95	128	95	50	64	48	6,400	2.9
Grader	1	100	75	100	75	75	75	56	7,500	3.4
Cassette Carriers	1	149	111	149	111	50	75	56	7,450	3.3
Light Vehicles	1	128	95	128	95	20	26	19	2,560	1.1
Ventilation Losses	10%								20,565	9.5
Total Ventilation				**2,721**	**2,029**		**2,057**	**1,534**	**226,215**	**101.2**

Ventilation of Development Headings

Development headings will use auxiliary fans to maintain airflow of 22 m^3/sec or 47,000 cfm to ventilate the 3.3 m^3 LHD and one 23 tonne haul truck. Using Atkinson's equation for ventilation headings, a 45 kW fan with 42" ducting will be required for distances up to 100 m. For distances up to 300 m, two 45 kW fans with 42" ducting will be required.

Mine Air Heating

The sub-zero temperatures during winter necessitate mine air heating to prevent water freezing underground and to provide acceptable conditions for underground workers and equipment. Mine air for the East Dodger orebody will be heated by a direct-fired gas heater located at the Dodger 4400 portal. Mine air for the Invincible orebody will be heated by a direct fired gas heater located at the Invincible ventilation shaft.

Single manual ventilation doors will be required at the Jersey and Dodger 4200 portals to prevent frigid air entering the mine when the heating and ventilation are turned off.

19.11.3 Mine Dewatering

The indicated groundwater flowing into the underground workings will be significant and predicted between 30 to 150 gal/min. Inflows appear mainly where faults intersect stopes and development workings.

Remuck bays will be utilized as temporary sumps where possible. Orebody water will be pumped from temporary sumps to a permanent sump on the lowest level, where it will be pumped by a high-pressure pump through a 6" diameter pipe to the tailings dam on surface.

The main sump will be a two-bay design to allow suspended solids to settle out of the water before pumping.

19.11.4 Electrical Distribution

Underground electrical power will come from a 4.16 kV substation outside the Jersey 4200 portal entrance. Switches will provide isolation for the 4.16 kV cable entering the portal and terminating at the main substation.

A Single Distribution Centre on the 4200 Level will distribute power to all underground electrical equipment. Power cables will be progressively extended and substations moved as the mine develops.

From the main substation, the underground power will be fed at 4.16 kV in TECK cable to skid-mounted mobile packaged substations. The mobile substations will be self-contained with transformer, breakers and ground fault protection. Plug-in type mining cable/connectors will be used from the mobile sub to remote mine-rated starters. All cabling from the mobile substations will use mine rated trailing cables having ratings of 160, 240, and 320 amps, depending on the application.

Table 19.7 Underground Electrical Requirements

Equipment	Qty.	Equipment Power Rating (kW/unit)	Total kW	Motor Load Factor	Peak (Maximum x LF) kW	Equipment Utilization Factor	Average Peak Electrical Power (kW)
Combination Drill	1	55	55	0.95	52	0.75	39
Development Jumbo	1	55	55	0.95	52	0.75	39
Rockbolter	1	55	55	0.95	52	0.75	39
Compressor	1	187	187	0.90	168	0.70	118
Diamond Drill	1	45	45	0.95	43	0.50	21
Primary Ventilation Fan	4	75	300	0.85	255	1.00	255
Secondary Ventilation Fan	4	45	180	0.75	135	0.75	101
Secondary Ventilation Fan	4	30	120	0.75	90	0.75	68
Main Dewatering Pump	2	150	300	0.85	255	0.30	191
Submersible Pump	2	7.5	15	0.75	11	0.25	3
Fresh Water Pump	2	7.5	15	0.75	11	0.75	8
Misc. Power Allowance			133	0.90	119	1.00	119
Total Underground Power					**1,243**		**1,001**

19.11.5 Communication System

Mobile equipment including loaders, drills, trucks and utility vehicles will be equipped with an underground radio system to enable VHF radio frequencies to be transmitted and received in underground roadways up to 25 km in length.

A leaky feeder communication system will be installed throughout the mine access drifts.

Radios will be provided to key personnel, including equipment operators, mobile mechanics and shift bosses. The system will interface with the surface communication system.

19.11.6 Explosives Storage and Handling

Two magazines will be located on surface to store bulk explosives including packaged Watergel, ANFO, and dynamite. A separate magazine will store the detonators.

The underground powder magazine will supply ANFO in bulk bags, suspended form the back. Day boxes will be provided for the headings. Detonators will be stored in a separate magazine.

Explosives will be transported from the surface magazines to the underground magazines in the mine supply truck.

19.11.7 DIESEL SUPPLY

Diesel fuel for face underground equipment will be delivered from surface by the fuel lube truck. A fuel storage facility will be located underground for haulage equipment. Light vehicles will refuel on surface. Diesel will be Low Sulphur No. 2 Diesel to meet current emission standards for underground vehicles.

The underground mobile equipment will consume an estimated 4,600 L/d.

19.11.8 COMPRESSED AIR

The estimated compressed air consumption is 932 cfm. One 1,000 cfm rotary screw compressor will be required. Compressed air will be used for stoper, jackleg and sinker drilling, secondary pumping, ANFO loading, blasthole cleaning, and potentially for truck chute cylinders. The underground mine will have a dedicated compressed air system on the surface.

Compressed air will be delivered underground in a 4" pipe in the Dodger 4200 adit, and the Invincible decline. A combination of 4" and 2" pipes will deliver compressed air to development headings and stopes.

19.11.9 MINE SUPPLIES

Supplies and personnel will access underground via the Jersey 4200 adit. An underground cassette carrier truck will be used for services and supplies. The flat deck attachment with a boom will be used to move supplies and other consumables from surface to the underground active work areas.

Miners will be transported underground in the man carrier attachment. Supervisors, engineers, geologists, and surveyors will use light vehicles for underground transportation. Mechanics and electricians will use specialized light vehicles equipped with light crane arms and scissor lifts. All vehicles travelling on both surface and underground will have all-weather tires to provide traction on snow.

All surface roads used by underground equipment will be equipped with berms.

Large mine supplies not requiring weather protection will be stored on wooden racks with snow markers in a supply yard on surface.

Supplies requiring protection from the environment, including drill bits, equipment parts, and small tools, will be stored in the main warehouse.

19.11.10 Mine Water Supply

A 2" diameter pipeline will distribute industrial-quality water throughout the underground workings for drilling equipment and dust suppression.

19.11.11 Road Maintenance

The general labourer on the production crew will perform underground road maintenance. An underground grader will be utilized to maintain the declines and active work areas.

19.12 Mine Safety

19.12.1 Mine Rescue

A mine rescue Emergency Response Plan will be developed, continuously updated, and followed in an emergency.

There will be a minimum of two 6-person mine rescue teams, as the total number of employees working underground at one time will be more than 10 but less than 50. A mine rescue room will be provided in the administration building. A trailer with mine rescue equipment and foam generator will be located on site. The mine rescue teams will be trained for surface and underground emergencies.

19.12.2 Fire Prevention

Fire extinguishers will be provided and maintained in accordance with regulations and best practices at all underground crusher stations, electrical installations, pump stations, shaft stations, tipples, conveyors, fuelling stations, and wherever a fire hazard exists.

A suitable number of fire extinguishers will be provided and maintained at each stationary diesel motor, transformer substation and any splitter panel. Every vehicle will carry at least one fire extinguisher of adequate size and of the proper type. Underground mobile vehicles will be equipped with automatic fire suppression systems. A stench gas warning system will be used to alert underground workers of a fire.

19.12.3 Emergency Egress

The Dodger 4400 adit and the Invincible ventilation shaft will be the emergency egresses for the East Dodger and Invincible orebodies.

19.12.4 *Refuge Stations*

The mobile refuge stations will provide a safe environment by isolating its occupants from mine air, and supplying oxygen and removing carbon dioxide from the air within. The units can be independent of the mine compressed air pipeline and do not require an external electrical source, but will be connected to both in order to maximize capacity and duration.

19.13 Infrastructure and Ancillary Facilities

There will be a geographical separation between the mine and the mill at the Jersey-Emerald Property. Surface structures and facilities will be 150 m below the mine portals requiring the rehabilitation of existing infrastructure.

Surface facilities will be adjacent to the old tungsten mill site. Access roads to mine portals and the proposed mill site will be upgraded.

Building on sloping terrain will involve cut-and-fill excavation for some buildings. Cut-and-fill quantities will be minimized by optimizing the excavation for buildings individually, as opposed to excavating a single level area for all buildings. Buildings will be arranged to make best use of ground contours. The number of buildings and the distances between buildings will be minimized, while considering snow clearance, to reduce construction and heating costs, and to facilitate communication between buildings.

The existing coarse ore bins were filled with waste rock at the previous mine closure. The waste rock will be excavated from the ore bins and dumped on surface at the existing waste rock dumps adjacent to the Invincible Mine portals.

All mineral processing equipment will be located on surface. Locating all processing equipment on surface will reduce construction time and costs, reduce operating costs, and allow easier access for concentrate haulage.

The surface maintenance workshop will be located adjacent to the mill infrastructure. The underground maintenance workshop will be in the previous location near the Jersey 4200 portal.

All facilities and roads will be designed for the high snowfall, high rainfall, and winters typical of this area. During winter snow will make surface travel difficult and potentially dangerous. Portal structures at each entry point to buildings will be installed to prevent injury from falling icicles and snow. All building perimeters will have clear access for snow clearance. Buildings will be configured to have the minimum external surface area to reduce heat loss.

Plant site runoff water will flow by gravity to a collection pond where water will clarify before being pumped to an effluent treatment plant. Cutoff ditches on the up-hill side of the plant site will divert water around the site.

19.13.1 SITE ROADS

There are two entry site roads at the Jersey-Emerald Property. The North Road will be the primary access to the property. This will access the mill site and the mine portals. A total of 6.8 km of road will be upgraded to connect surface and underground facilities. The North Road will be all-weather construction, typically 5 m wide, meeting Ministry of Forests' standards, and surfaced with 0.2 m of <25 mm crushed rock. Vegetation will be cleared on each side of roads to expose the roadbed to the drying effect of sun and wind, and to improve visibility. Construction materials will be obtained locally and cut-and-fill quantities will be balanced as far as possible.

The South Road will be rehabilitated for summer conditions only and will be the secondary access to the property.

Ditches will be installed at a minimum of 0.5 m below sub-grade where road construction material is granular and deeper in areas of high seepage, or where the road grade is insufficiently steep to remove runoff.

Site roads will be maintained by the on-site grader and the intermittent use of the plant front-end loader.

19.13.2 PROCESS PLANT

All components of the processing plant and associated infrastructure will be positioned to make best use of the topography. The number of buildings in the process plant will be minimized to reduce construction cost and time, to facilitate communication and management, and to minimize heating requirements. Floor levels will vary within the process plant building to conform to the natural ground contours to minimize construction cut-and-fill quantities and rehabilitation costs.

Crushing equipment will be located at the existing 3800 Level underground crushing chamber to minimize the transport distance of ore from the mine to the mill. The underground crushing chamber will be rehabilitated during the pre-production period.

Concentrate will be loaded into bulk bags before being transported by truck to Vancouver for export.

The potential for the mill to be installed underground was assessed in this study. There are existing voids on the property that could be used for an underground mill installation.

The advantages of installing the mill underground include:

- reduced backfill infrastructure
- reduced tailings infrastructure
- potential for quicker site permitting
- all material remains underground
- minimal impact on surface
- existing voids in "A zone" can be utilized as mill chamber.

The disadvantages of installing the mill underground include:

- increased ventilation requirements
- "safe work area" to be developed
- a 10 hour limit may be imposed, making the underground dispensation for 10 hours shifts more difficult
- additional development to install bins underground
- additional development for access from Invincible orebody
- additional development to deliver mill underground
- limited access for concentrate trucks
- slower mill construction
- potential for increased maintenance time
- dirty environment may reduce equipment life
- reduced surge capacity
- limited room for expansion once mill is installed.

The advantages of installing the mill on surface include:

- existing large capacity coarse ore storage bins
- faster mill construction
- mill personnel working on surface
- "physical separation" removes delays from mining activities
- cleaner environment potentially increasing equipment life
- easy access for concentrate trucks.

The disadvantages of installing the mill on surface include:

- mill building requires heating and insulation (high capital cost)
- installation of conveyors and associated ore handling equipment
- increased backfill and tailings infrastructure
- "physical separation" generally requires more infrastructure and more capital expenditure.

Underground mill installation reduces infrastructure and capital expenditure. The underground mill construction would cost approximately Cdn$2.1 million, as most of the excavation is available in the old workings. This cost includes ground support and additional underground development for storage and access. The surface mill building would cost approximately Cdn$12.9 million. Reduced ore storage capacity, additional development to access the Invincible mine, and logistical constraints are significant disadvantages of installing the mill underground. Wardrop proposes that the mill be installed on surface, adjacent to the old mill site. This should be reviewed in future studies.

19.13.3 Ore Storage, Reclaim and Conveying Facilities

The 15,000 ton capacity coarse ore bins will assist in providing constant mill feed. The dump pockets for the coarse ore bins are located outside the Dodger 4200 portal. Ore from the mine will be transported by truck and dumped through a grizzly into the coarse ore bins and into the primary jaw crusher.

Crushed ore will be conveyed to a secondary cone crusher, and then to a 1000 t capacity live ore bin via an inclined covered conveyor. The ore will be conveyed directly into the process plant. Dust suppression and collection will be installed at transfer points on all conveying systems to minimize the release of dust into the atmosphere and the build up of dust in galleries and other enclosures.

Conveyor galleries will be enclosed, unheated structures, supported on steel bents and towers with concrete footings. They will be pre-assembled sections, complete with conveyor support stringers, idlers, walkways, lighting fixtures, cable trays, and pipe supports to minimize field installation time.

19.13.4 Assay Office

The assay office will be located adjacent to the process plant but at sufficient distance from heavy process plant equipment to be unaffected by vibration and noise. The building will be pre-fabricated.

The assay office will be equipped for all testing required at the process plant, effluent water treatment plant, sewage treatment plant, and underground mining grade control.

19.13.5 Maintenance Shop

The maintenance shop will be located adjacent to the plant site. The maintenance shop will have sufficient floor space to service surface and plant equipment. A wash bay will be included.

Standard equipment will be provided, including overhead cranes, welding equipment, compressors, and lubrication equipment.

19.13.6 BACKFILL PLANT

The hydraulic backfill plant will be within the surface mill building. Plant personnel will operate the backfill plant. A cement tower will be located outside the Dodger 4200 portal for cement addition in the line before entering the underground workings.

19.13.7 WAREHOUSE

The warehouse will be in the same building as the maintenance shop for easy access to repair and maintenance parts.

19.13.8 ADMINISTRATION BUILDINGS

Two administration buildings will house mine administration, underground mine management, process plant management, and include a mine dry and mine rescue area. The pre-fabricated buildings will be adjacent to the plant site.

19.13.9 POWER SUPPLY AND DISTRIBUTION

The power line follows Highway 6. This will be accessed via the original route from the old lead/zinc mill at the highway to the proposed plant site. Underground electrical power distribution equipment will provide electric power for underground ventilation, dewatering pumps, and miscellaneous loads via mobile underground power stations. Power to underground operations will be via a single 4.16 kV power cable.

19.13.10 FUEL STORAGE

Diesel and propane will be used on the mine site. Diesel will power all mobile equipment, including light vehicles. Propane will be used for mine heating.

Annual mine diesel consumption will comprise:

- underground mining equipment at 1.6 million litres
- surface equipment at 0.3 million litres.

A total of 1.9 million litres of diesel will be consumed per year at full production.

Diesel will be brought to mine site by road truck and stored in two 20,000 L steel tanks adjacent to other surface infrastructure, sufficient for one week of operation.

The fuel provider, as part of the fuel supply cost, will provide self-contained stations complete with double wall storage tanks, piping, and metering pumps for unloading and dispensing diesel fuel. Containment walls will not be required for double storage tanks.

Diesel will be distributed to mobile equipment on surface via metered pumping stations, and will be transported underground by a fuel/lube vehicle.

Propane will be stored on site. Further studies may assess use of the gas line that runs across the highway just south of the old lead/zinc mill site.

19.13.11 Services and Utilities

Surface buildings will be heated using propane. The administration buildings will be air-conditioned. Dust extraction and dust control equipment, or fogging sprays, will be installed at all points where dust is generated. Buildings will be maintained at a negative pressure by exhaust fans to ensure all dust-laden air from buildings and equipment structures is captured and collected in dust-control filters.

19.13.12 Communication System

External communications will be through Private Automatic Branch Exchange (PABX) into the local exchange at Salmo.

Internal communications will be by an industrial Ethernet system which will provide voice, video, and data communication throughout the mine, and by hand-held radios for communication on surface.

Underground communication will be by a leaky feeder system.

19.13.13 Sewage

Sewage will be treated in a septic system.

19.13.14 Water Supply

Water for the project will be drawn from Lost Creek, which runs south of the mine site. Permitting for the water supply will be required. Process water requirements are estimated at 350 L/h.

19.13.15 Fire Protection

Fire detection will include fire sensors at critical points, and distributed fire-fighting equipment and systems.

Fire-fighting equipment will comprise fire extinguishers at all stationary fire-critical points and all mobile equipment, and water sprinklers in buildings. Fire-fighting water will be reticulated to reach all surface buildings and the underground mine via buried lines. Fire hydrants and hoses will be insulated and located outside buildings on surface.

Fire-fighting water will be stored in a tank sufficient for a 1.5 hour fire service requirement. Water will be distributed through pipes of no less than 4" diameter and will be gravity fed.

The mine rescue/emergency response teams will have a foam generator to extinguish vehicle fires underground and on surface.

19.13.16 Explosives Storage and Handling

Two explosives magazines will be on surface north of the plant site. One magazine will be for explosives and one for detonators. Explosives will be delivered to the mine site by road truck. Magazines will be sized to hold 150% of a full truckload quantity of explosive.

19.13.17 Concentrate Handling and Storage

The production stream of the various concentrates flowing from the process plant will be loaded directly into bulk bags for road transport.

19.13.18 Waste Rock Stockpiles

The existing waste rock stockpiles will be rehabilitated at mine closure.

19.13.19 Tailings Dam

The plant tailings will be placed directly underground where possible. The existing surface tailings dam will be used as surge capacity and will increase in size by approximately 40% by end of mine life. The tailings dam will be rehabilitated at mine closure.

19.13.20 Refuse Disposal

All refuse will be dumped east of the plant site in a designated general waste facility.

19.14 Human Resources

Manpower levels have been determined by scheduling labour and supervision requirements for each department of the operation. The unit costs are based on annual ore production of 1,100 t/d and 358 days of operation.

Table 19.8 Labour Requirements

Department	Number of Personnel Employed	Annual Cost (million Cdn$)	Annual Cost (Cdn$/t ore)
Mine	99	7.1	18.25
Mill	48	3.6	9.09
G&A	18	1.7	5.82
Total	**165**	**12.4**	**33.16**

19.14.1 ROSTER

Surface shifts will be 12 hours. Underground mine shifts will be 10 hours, which allows time for re-entry after blasting. The 10 hour shifts will require dispensation from the Mines Inspector for the variance from 8 hour shifts. All personnel will work a four-days on/four-days off rotation.

19.14.2 PERSONNEL SCHEDULE

Mining and construction contractors will begin work in the first 12 months of the project life to allow time for the owner to recruit staff for the project. Surface infrastructure construction will be completed using a contractor over the 12-month period. A mining contractor will complete pre-production development over a six-month period.

Total staff peaks at 165 personnel during full production. Four crews will operate the rotation.

19.14.3 MINE PERSONNEL

The mine personnel include, but are not limited to:

- equipment operators
- general labour
- mine maintenance
- supervisors
- surveyors
- geologists
- engineers.

19.14.4 MILL PERSONNEL

The mill personnel include, but are not limited to:

- plant operators
- mill maintenance
- supervisors
- assayers
- metallurgists.

19.14.5 GENERAL AND ADMINISTRATIVE PERSONNEL

The general and administrative personnel include, but are not limited to:

- general manager
- secretaries
- HR manager
- janitorial
- environmental
- warehouse/purchasing
- safety and training
- first aid
- accounting
- IT services.

20.0 ENVIRONMENTAL CONSIDERATIONS

Sultan Minerals Inc. acquired the property in October 1993 and proposes to restart mining on the property. In the past, the mines operated without having to meet stringent environmental impact assessment and monitoring requirements. Under today's regulatory regime, the proponent will have to obtain a number of approvals, licenses, and permits in order to start operations and avoid or mitigate any adverse environmental effects of the project.

20.1 PERMITTING REQUIREMENTS

The main responsibility for permitting the project lies with the following two Ministries of the BC Government:

- Ministry of the Environment (MOE)
- Energy, Mines and Petroleum Resources (EMPR).

All mining projects in BC are governed by the Mines Act RSBC 1996, 293 (Mines Act) and its accompanying Health, Safety and Reclamation Code for Mines in British Columbia (Code). Both are administered by the Mining Operations Branch of the EMPR, which issues Mines Act permits subsequent to Environmental Assessment Certification.

Table 20.1 Probable Authorizations Required for the Jersey-Emerald Property

Act or Regulation	Facility or Activity	Approval/Permit Required	Lead Agency	Agency Focus of Approval
BC Environmental Assessment Act	Project as a whole	Environmental Assessment Certificate	EAO	Primary environmental approval in principle. Signifies that no environmental, socioeconomic, cultural or health obstacle should prevent mine development
BC Mines Act	Mine Site	Permit Approving the Mine Plan and Reclamation Program (Mine Permit)	MEMPR	Authorizes plans for mine construction, operations and closure, and requires compliance with the Health, Safety and Reclamation Code for Mines in BC (Code)
BC Environnemental Management Act	Mine Site	Effluent and Air Permits Municipal Sewage Regulation Authorization	MOE	Authorizes liquid effluent discharges, including discharges from sediment ponds, and air emissions including fugitive dust Authorizes sewage effluent discharge from mine site facilities
BC Water Act	Sediment Pond, water diversions, surface water withdrawal	Water Licenses	MOE	Grant approval to use and divert surface water; approve water retaining structures, with the exception of sediment control structures approved by MEMPR, as per the Memorandum of Understanding (MOU) between the two agencies
BC Water Act	Roads, power lines	Section 9 Notification	MOE	Notifies MOE of intention to install (Including extension/replacements) culverts on stream crossings
Land Act	Sediment Pond and associated channels	License of Occupation	MAL	Grants rights to occupy Crown Land construct facilities
Explosives Act	Mine Site	Mechanical ANFO Certificate	NRCan	Approves production of ANFO with powered equipment to be discharged directly into a borehole. One process vehicle is permitted per certificate. Third party responsibility
Explosives Act	Mine Site	ANFO Permission	NRCan	Approves blending of explosives. Third party responsibility
Drinking Water Protection Act	Domestic water system	Application for Waterworks Construction Permit	IHA	Application to construct domestic water system for mine facilities
Drinking Water Protection Act	Domestic water system	Operating Permit	IHA	Application to operate domestic water system for mine facilities

Note: **EAO** = BC Environmental Assessment Office. **IHA** = Interior Health Authority. **MAL** = Ministry of Agriculture and Lands. **MEMPR** = BC Ministry of Energy, Mines and Petroleum Resources. **MOE** = BC Ministry of Environment. **MOFR** = BC Ministry of Forest and Range. **NRCan** = Natural Resources Canada, **TC** = Transport Canada.

20.1.1 CERTIFICATE – BC ENVIRONMENTAL ASSESSMENT ACT

The overriding requirement for advancement of the Jersey-Emerald Property will be Certification under the BC Environmental Assessment Act (May, 1997). Mines with a proposed ore production rate in excess of a 75,000 t/a threshold, have to satisfy the information requirements of the Act in order to receive a Project Approval Certificate.

The first step toward Certification is the preparation of a comprehensive project report, which describes the following:

- overall site
- the resource base
- the methods and processes to be used
- production rates of each ore type
- the potential environmental effects
- the potential socioeconomic effects
- management and mitigation measures to be applied during operations
- a conceptual closure and sit rehabilitation plan
- public consultation results and First Nations concerns.

The project report will also address the concerns of federal government Departments and Agencies, including Environment Canada, the Department of Fisheries and Oceans (regarding fish and fish habitat), Transport Canada (regarding navigable waters) and possibly others.

This report is to be submitted together with the Application for Certification, for formal review to the Director of the BC Executive Environmental Assessment Office. The review is normally completed within 180 days, at which point, the EAO will issue the Certificate and the final Terms of Reference for the Mines Act Permit application.

Other licenses or permits cannot be received until Certification is obtained. However applications may be filed for consideration during the certification review period, thereby shortening the overall approval process.

ENVIRONMENTAL CONSIDERATIONS FOR EA CERTIFICATION

The following summarizes the topics which the project report will need to address in order to obtain Environmental Assessment Certification.

Item 1 – Terrestrial Habitat

As the site was previously disturbed over a long period, the question of impact on biota of reopening the mine should not be an issue of concern. Since the footprint of the mine(s) will not be enlarged, no new habitat disturbance will occur. Opportunistic

observations of large mammal occurrences around the site should be documented on each site visit.

Item 2 – Aquatic Habitat

The following two aspects of aquatic habitat require consideration:

- water quality
- the physical alteration, damage or destruction of fish habitat.

Water quality may be adversely affected by the discharge to the surface drainage system of mine water, effluent from tailings disposal facilities, drainage from on-site fuel depots and machinery maintenance shops and inadvertent spills of deleterious substances such as process chemicals and fuel oil.

A water sampling and chemical analysis program will be required to define existing conditions and provide a baseline of data against which future monitoring results may be compared. The potential for Acid Rock Drainage from waste rock storage areas, if they discharge to surface watercourses, must also be evaluated in the present day environmental assessment process. Further, samples of waste rock from each of the ore bodies will need to be subjected to Acid/Base accounting and leachate testing to define their potential impact on receiving waters.

Physical alterations of fish habitat can result from dam and road construction, deposition of fill near watercourses, flow diversions, and siltation caused by runoff from disturbed land surfaces. A habitat survey of the streams draining the site and downstream receiving waters will be required, together with an evaluation of stream bank stability and identification of potential erosion sites vulnerable to renewed mine activity.

Item 3 – Atmospheric Emissions

Reactivation of the mine after years of closure may generate considerable dust from the operation of machinery, earth moving and construction of a new mill, revamping of loading docks, waste disposal sites, etc. Renewed surface traffic will focus on the mine, with resultant dust generation and emissions of exhaust gasses from diesel powered equipment. As well, the mine ventilation system will discharge exhaust from underground machinery to the surface.

The project report will need to recognize and address the air quality issue.

Item 4 – Noise

Reopening the mine will cause an increase in ambient noise from machinery and vehicles. While significant effects are improbable, there may be some disturbances to people, birds and other wildlife which, at a minimum, need to be evaluated in the project report.

Item 5 – Socioeconomic Effects

The reopening of the mine will provide employment and increase economic activity, to the benefit of the local community. While the foreseeable effects of the project are positive, the reactions of the local population to the proposed project need to be determined and documented in the project report. As such, a program of public information and consultation will need to be conducted.

Any particular concerns and reactions of First Nations people with interests in or around the project site will have to be addresses through a similar information and consultation process.

20.1.2 OTHER PERMIT REQUIREMENTS

Besides the Mines Act permit, the following principal permits will be required:

- A Discharge Permit – The MOE (Environmental Protection) is concerned with "end-of- pipe" discharges of effluents and downstream water quality and the mine will require a Discharge Permit in order to operate. The application for this permit will require a description of the expected volumes and chemical characteristics of all discharges from the mine, including mine dewatering outflows, process and tailings effluent. If the application is filed during the certification review period, approval may be expedited.
- A Water License – The MOE (Water Resources) is concerned with water quantity, so in order to draw process water from Lost Creek as is now envisaged, or another surface source, the mine will require a Water License, defining its requirement (now estimated at 350 L/h).

20.2 ENVIRONMENTAL BASELINE STUDY

Since no environmental studies of prior operations on the property are known to exist, it is expected that a baseline description of existing conditions will have to be generated. This will provide a benchmark against which future operational monitoring results will be compared to determine the effects of the operation on the surrounding environment.

A single set of three water samples was collected on the site in August, 2005 and analysed for a limited number of parameters. This is the only post-closure water quality data known to be available.

An environmental baseline study in support of impact assessment and permitting will include the following components:

- A detailed description of the project, including mineralogy, methods, processes production rate and expected mine life, tailings and waste rock character and disposal plans, based on the engineering components of this

scoping study. An adjunct to this program may be required to characterize any leachate from waste deposits which reports directly or indirectly to surface watercourses.

- A description of the general project setting, including meteorological and climatic data, based on existing records from the Salmo weather station (VE7KNL), topographic maps and aerial photos, personal communications with ex mine personnel and site reconnaissance visits.
- A description of the existing surface infrastructure, including buildings, roadways water and fuel tanks and other structures, based on recent site visits.
- A possible estimate of groundwater movement across the site, if it is emerging into the surface drainage.
- A description of the surface hydrology of the site, including connections to the regional drainage system and estimated seasonal discharge rate based on field measurements and incorporating rates of discharge for all mine sources. Data loggers may be used to record water levels over the seasons at several stream sites.
- A description of surface water quality in all site drainage channels and receiving waters, including one or more reference locations, based on a field sampling and chemical analysis program of one year's duration following Environment Canada's Metal Mining Effluent Regulations and the advice of B.C Environment's Regional staff.
- A description of streambed sediments at key locations, including chemical characterization and particle size distribution. Sampled concurrently with water and/or fish habitat investigations.
- A description of fish habitat and populations and their tissue levels of metals in the receiving watercourse(s), including physical features and the population of streambed invertebrate fauna (benthos) which serve as both fish food and indicators of water quality. An inventory would be carried out in conjunction with other field studies.

21.0 TAXES

Taxes were not assessed in this study.

22.0 CAPITAL AND OPERATING COST ESTIMATES

22.1 CAPITAL COST ESTIMATE

An initial capital of Cdn$85.3 million is required for the project, based on estimates developed by Wardrop Engineering Inc. The capital cost estimate (CCE) is divided into pre-production capital and sustaining capital. Pre-production capital is all capital expenditure required to reach production of concentrate from the process plant. Sustaining capital is all capital expenditure after the process plant is in production.

The Basis of Estimate is by allowance, based on Wardrop engineers and estimators experience with costs for similar mines. The accuracy of the estimate is ±35%, which is suitable for scoping level study. All capital costs are expressed in Canadian dollars.

22.1.1 *BASIS OF ESTIMATE*

SOURCES OF COSTING INFORMATION

The capital cost estimate is based on Wardrop's in-house database and previous similar projects. All equipment and material costs are included as free carrier (FCA) or free board marine (FOB) manufacturer plant and exclusive of spare parts, taxes, duties, freight and packaging. These costs, if appropriate, are covered in the indirect section of the estimate.

QUANTITY DEVELOPMENT AND PRICING

All quantities developed are based on process design criteria, process flow diagrams, and equipment lists. Design allowances are applied to bulk materials based on discussions between the respective discipline and the estimator.

Allowances have been included for:

- bulk earthworks
- services
- concrete
- structural steel
- platework and liners

- HVAC
- dust collection/suppression
- piping
- valves
- electrical
- instrumentation.

SCOPE DESCRIPTION BY AREA

A – Overall Site

Earthwork rates were based on quotations from similar projects. No allowance has been made for fencing.

The estimated power line distance is 2,000 m. An allowance has been made for pulling scrub and re-establishing access for underground power lines from Highway 6 to the mine site via the old power supply route.

Estimates for control systems and communication are based on in-house database.

Site road allowances include the following:

- "South Road" Highway 6 to plant site via tailings dam – 4.5 km
- "North Road" Emerald road in from the north to the mine portals – 2.3 km
- "North Road" Emerald road in from the north to the plant site – 4.5 km.

An allowance per kilometre of road construction has been made. This allowance includes clearing and grubbing, stripping topsoil, cut-and-fill, ditching and drainage culverts, and granular surfacing. This requires further studies in order to more closely define the scope.

B – Mining

Mine pre-production development costs are based on Canadian mining contractor rates, and costs developed by Wardrop.

The surface explosives storage will be supplied by the explosives company.

Cost estimates for underground infrastructure include:

- backfill distribution system
- dewatering system
- electrical distribution
- communication system
- safety and personal protective equipment
- survey and engineering equipment.

C - Crushing

An allowance of Cdn$427,000 is included for rehabilitating the underground crushing chamber. Estimates are based on quantities relating to the size of the crusher chamber including ground support and ventilation. All other crushing equipment is priced from the in-house database.

D - Crushed Ore and Reclaim

A total of 170 m of covered conveyors will be required to deliver the ore from the underground crusher to the mill. A primary conveyor (110 m) will transport crushed ore to a live ore bin before being fed by a secondary conveyor (60 m) directly to the mill. The live ore bin will have a capacity of 1,000 t. All feeders and conveyors are priced from the in-house database.

E - Mill Building

The Mill Building will be a stick-built structure designed with roof decking and insulated siding for snow loading. The main building will be 90 m long, 35.5 m wide and 23.7 m high.

F - Tailings Pond

An allowance is included for an upgrade to the existing tailings infrastructure, with the assumption that the existing structure is suitable for current standards. The quantity of tailings to be stored in the tailings dam is derived from the mine schedule and process outputs. The tailings pond will be upgraded to store slimes not used for underground backfill.

Earthwork rates were based on quotations from similar projects.

The HDPE supply and return tailings lines will not be insulated.

G – Site Services and Utilities

Estimates for the following are included:

- fresh/fire water system
- process water system
- potable water system
- gland water system
- plant and instrument compressed air
- effluent treatment plant
- sewage treatment plant and collection.

The sewage treatment system will be septic field toilets. The effluent treatment plant includes associated structures.

J – Ancillary Facilities

An allowance for pre-fabricated administration, mine dry and assay laboratory buildings is included, with an additional allowance for lab equipment.

The fuel provider, as part of the fuel supply cost, will provide self-contained stations complete with double wall storage tanks, piping, and metering pumps for unloading and dispensing diesel fuel in return for increased cost per litre of fuel purchased. Containment walls are not required for double storage tanks.

The maintenance shop and warehouse will be stick-built structural steel frame complete with truck doors and cladding.

K – Plant Mobile Fleet

Equipment for use on surface will include:

- wheel loader
- bobcat
- forklift
- flat bed truck
- light vehicles
- HDPE pipe welding unit.

X – Project Indirects

The project indirects are estimated at 40% of the direct cost.

Allowances for the following are included:

- spare parts
- initial fills
- freight and logistic
- Engineering, Procurement & Construction Management (EPCM)
- commissioning and start-up
- owners cost.

Escalation is not included.

Foreign exchange is 2nd quarter 2007.

Z – Contingencies

A contingency of 15% has been applied to the direct and indirect costs of the project.

ESTIMATE BASE CURRENCY

The estimate has been prepared with Canadian dollars as the base currency. Foreign exchange rates, as noted below, are applied as required.

- Base Currency Cdn$1.00
- Foreign Currency US$0.85

LABOUR COST DEVELOPMENT

Labour Location Factors

The site-specific labour location factors were developed for the Jersey-Emerald Property by the estimator based on experience of recent projects in the area. The location factors will exclude labour impact of:

- strikes
- weather related stoppages
- unforeseen major delays.

Labour Rates

Labour rates comprise:

- basic rate (based on combined union and non-union)
- payroll burdens (employment insurance, vacation pay)
- an allowance for incidental overtime will be included in the indirects section

- exclude incentive schemes to attract labour force
- exclude productivity losses due to shortage of labour
- non-productive hours such as safety inductions, sick time, etc.
- any contractor's monthly fee is covered in the hourly rates.

An average labour rate of Cdn$70.00 is utilized for the estimate. Activities included in the above rate as a percentage of the base rate are:

- office overheads
- personal protective equipment
- profit
- small tools and consumables.

OWNERS COSTS

An allowance of Cdn$3.0 million has been included for owner's costs.

EXCLUSIONS

The following items are excluded from the capital cost estimate:

- working or deferred capital
- financing costs
- refundable taxes and duties
- land acquisition
- currency fluctuations
- lost time and costs due to severe weather conditions
- lost time and costs due to force majeure
- additional costs for accelerated or decelerated deliveries of equipment, materials and services resulting from changes in project schedule
- warehouse inventories other than those supplied in initial fills
- any project sunk costs
- mine reclamation costs
- mine closure costs
- escalation post 2nd Quarter 2007
- community relations.

22.1.2 MINE CLOSURE

Mine closure costs are not included in this capital cost estimate. An allowance of Cdn$10.25 million dollars has been included in the financial evaluation.

22.2 OPERATING COST ESTIMATE

On site operating costs are estimated to be Cdn$70.92/t of ore processed including mining, processing, and general and administrative. The unit costs are based on annual ore production of 1,100 t/d and 358 days of operation.

Table 22.1 Operating Cost Summary

Area	Unit Cost (Cdn$/t)
Mine	39.97
Mill	25.34
General and Administrative	5.61
Total	**70.92**

22.2.1 BASIS OF ESTIMATE

The accuracy of the estimate is ±35%, which is suitable for scoping level studies. Sources used for establishing labour rates included Western Mining Engineering's published figures, recent Wardrop projects in British Columbia, and labour rates at similar existing mining operations in British Columbia.

22.2.2 MINING

The mining unit cost of Cdn$39.97/t of ore includes mine labour, power, and the activities listed in Table 22.2. Productivities, equipment operating hours, manpower, and supply requirements were estimated for each type of mining activity based on 10-hour shifts. Underground equipment operating cost estimation is based on hourly equipment operating costs provided by mine equipment suppliers, Western Mine Engineering Inc., published data, and experience of Wardrop engineers.

In house database information was used for major mining supplies, including explosives, drilling supplies, ground support, ventilation tubing, piping, and electrical cables. Allowances have been made for material wastage where applicable. The following assumptions were made for the operating cost estimation:

- all mining operation activities such as development, production, and mine services will be carried out by company personnel after the pre-production period
- shift schedule will be two ten-hour shifts per day, seven days per week
- the mine will operate 358 d/a.

Cost per metre of development was estimated for each type of development based on type (ore or waste, horizontal or inclined/vertical), size of opening, equipment used, material consumption, and labour estimates.

Longhole stope production operating costs were estimated for an average stope size of 6 m wide, 30 m long, and 25 m high. MCF stope production operating costs were estimated for an average cut size of 4 m high, 6 m wide with 3.8 m advance. Truck productivities and mine services costs were averaged over the life of mine.

Table 22.2 Mine Operating Cost Summary (Cdn$/t Ore)

Mining Operating Cost Distribution	LH	MCF
Stope Production	3.35	14.97
Stope Development	4.17	0.87
Stope Backfill	3.48	7.65
Truck Haulage	5.29	5.29
Exploration	1.12	1.75
Services	2.10	2.10
Maintenance	3.54	3.54
Miscellaneous	2.76	2.76
Salaried Personnel	7.81	7.81
Total Operating Cost	33.62	46.74
Production by Mining Method	52 %	48 %
Average Operating Cost	**39.97**	

22.2.3 *PROCESSING*

Staffing is based on two 12-hour shifts per day. The mill will operate 358 days per year. Labour rates are based on current rates at similar mines in British Columbia. Mill liner and reagent costs are based on consumption from process flowsheets. Unit processing rates were estimated for the following:

- staffing
- processing plant supplies
- plant maintenance
- power consumption.

Table 22.3 Mill Operating Cost Summary

Description	Labour (#)	Annual Cost (Cdn$)	Unit Cost (Cdn$/t ore)
Human Power			
Operating Staff	8	825,563	2.06
Operating Labour	20	1,366,910	3.40
Maintenance Labour	12	897,900	2.24
Met Lab & Quality Control	8	559,598	1.39
Sub-total Staff	*48*	*3,649,970*	*9.09*
Plant Supplies			
Operating Supplies		2,101,550	5.23
Maintenance Supplies		1,037,500	2.58
Power Supply		3,384,864	8.43
Sub-total Supplies (Process Plant)		*6,523,914*	*16.25*
TOTAL	**48**	**10,173,885**	**25.34**

22.2.4 GENERAL AND ADMINISTRATIVE

General and administrative costs are based on similar operations and developed by Wardrop Engineering Inc.

The operating costs include:

- salaries for administrative personnel
- medical and first aid
- safety and training
- office overheads.

Table 22.4 General and Administrative Operating Cost Summary

	Labour (#)	Total Cost (Cdn$/a)	Unit Cost (Cdn$/t ore)
General & Administrative Manpower			
General Manager	1	168,953	0.43
Secretary	1	67,500	0.17
Human Resources Manager	1	128,250	0.33
Janitorial	2	135,000	0.34
Environmental Manager	1	128,250	0.33
Environmental Technician	1	74,250	0.19
Chief Purchaser	1	114,750	0.29
Warehouseman	3	243,000	0.62
Safety and Training Officer	1	108,000	0.27
First Aid	2	162,000	0.41
Chief Accountant	1	101,250	0.26
Payroll Clerk	1	67,500	0.17
Accounting Clerk	1	60,750	0.15
IT Services	1	94,500	0.24
Sub-Total 1	*18*	*1,687,500*	*4.20*
General & Administrative Expenses			
External Assays/Testings		50,000	0.10
Safety and Training Supplies		25,000	0.06
Medical Service/First Aid		25,000	0.06
Communications		55,000	0.14
Travel & Expenses		50,000	0.13
Legal Services		50,000	0.13
Regulatory Compliance		50,000	0.13
Consultants		50,000	0.13
Head Office Expenses		50,000	0.13
Recruitment		100,000	0.25
Professional Associations		10,000	0.03
Insurances		50,000	0.13
Sub-Total 2		*565,000*	*1.41*
Total		**2,252,500**	**5.61**

22.2.5 *POWER*

The unit power cost is estimated at Cdn$0.12/kWh.

22.2.6 *CONCENTRATE TRANSPORTATION*

The total transportation cost is estimated at Cdn$130.87/wmt. Costs have been estimated for transporting concentrate in bulk bags from the mine site by truck to Vancouver and by ship from Vancouver to Asia.

Table 22.5 Concentrate Transport Cost Summary

Transport	Cdn$/wmt
Road to Vancouver	65.87
Port at Vancouver	20.00
Ocean to Asia	45.00
Total	**130.87**

23.0 ECONOMIC ANALYSIS

The pre-tax financial model includes the following:

- average exchange rates from Bank of Canada
- average metal prices from the London Metal Exchange
- concentrate transportation cost
- mine royalties
- other off-site costs
- on-site operating costs.

23.1 FINANCIAL MODEL INPUTS

The financial assessment in this study is preliminary in nature. Inferred resources are included and there is no certainty that these will be realized as measured and indicated resources in the future.

There are two streams of scheelite concentrate produced are gravity concentrate at 75% WO_3 and flotation concentrate at 65% WO_3.

Scheelite concentrate prices are based on discounted ammonium paratungstate (APT) and averaged over life of mine:

- US$198/mtu for gravity concentrate
- US$172/mtu for flotation concentrate.

Total initial capital is estimated at Cdn$85.3 million. A contingency of 20% on direct and indirect costs is included in the capital cost estimate. An allowance is included for the annual sustaining capital expenditure for mining and milling.

Operating expenditure has been averaged for the life of the project at Cdn$70.92/t of ore.

Salvage Costs are based on 10% of the initial direct capital cost.

Reclamation costs are not estimated in this study. An allowance of Cdn$10.25 million is included in the financial evaluation to balance the recovery of working capital and salvage of equipment at end of mine life.

The discounted cash flow rate of 8% is considered an industry standard.

The Net Smelter Return (NSR) is defined as the gross revenue received by the mine less costs incurred subsequent to concentrating, which includes smelting, refining, marketing, transportation, and insurance. No provision is made for deducting mine operating costs for this calculation.

Net revenue is defined as the NSR less royalties. Operating Cash Flow is defined as the Net Revenue less on-site operating costs.

23.2 Royalties

The royalty agreements on the Jersey-Emerald and Invincible mines are summarized below.

Jersey and Emerald Properties

Sultan presently holds 100% interest in the original claims subject to:

- annual advance royalty payment of $50,000 scheduled to commence 2009
- aggregate 3% NSR royalty, which Sultan may, at its discretion, reduce to 1.5% by making a payment of $500,000 and issuing 50,000 common shares on completion of a positive feasibility report.

Invincible Tungsten Mine

Sultan presently holds 100% right, title and interest in the original claims subject to:

- annual advance royalty payment of $3,000 scheduled to commence in 2010
- aggregate 2% NSR royalty, which Sultan may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 on completion of a positive feasibility study
- 0.75% of the Jersey NSR, due to a 1.5 km area clause at the Jersey-Emerald Property extending over the Invincible Mine.

The advance payments options are the recommended; there is a significant reduction in total royalties payable. The advance payment option is used in the financial evaluation and the advance payments are included in the capital cost estimate under the owners cost.

23.3 Sensitivity Analysis

The base case scenario was developed using three-year average concentrate prices.

Sensitivity on concentrate price included:

- 2 year discounted APT Averages
- Current discounted APT Averages.

Table 23.1 Summary of Economic Models

Discounted APT Concentrate Price	Gravity Concentrate Price (US$/mtu)	Flotation Concentrate Price (US$/mtu)	Pre-Tax NPV (Cdn$ million)	IRR (%)	Payback Period (Years)
3 year Average	198	172	-23.3	-3.4	n/a
2 year Average	245	212	9.8	12.4	3.8
Current	244	211	3.8	9.7	4.0

23.4 PAYBACK

Payback will be approximately 4 years at current prices, based on an initial capital cost of Cdn$85.3 million. Payback was not achieved with the 3 year discounted APT average prices.

The payback period is defined as the numbers of years required to pay back the initial investment after revenue is generated by the project. The payback period does not take into account escalation or interest.

23.5 MINE LIFE

The estimated production mine life is 5.3 years. There is potential for exploration in the areas adjacent to the NI 43-101 resource established in this report.

23.6 MARKETS AND CONTRACTS

The Jersey-Emerald Property will produce two scheelite concentrate products:

- gravity concentrate with a grade of 75% WO_3
- flotation concentrate with a grade of 65% WO_3.

Concentrate may be blended to maximize revenue.

Scheelite concentrate is not sold on the open market. Sale of scheelite concentrate is through private sale contracts. The concentrate pricing for the financial evaluation in this study is based on free market values for ammonium paratungstate (APT). The APT price is listed on the London Metal Exchange (LME). Jersey-Emerald concentrate may be sold at discounted APT prices.

Further understanding on the sale of scheelite concentrate is required. Wardrop recommends the use of a third party to provide further market and contract information in future studies.

Future studies should include a trade-off study on the production of APT at the Jersey-Emerald Property. Other tungsten suppliers in North America are looking to upgrade scheelite concentrate to APT to produce a more saleable product.

24.0 RECOMMENDATIONS

The financial evaluation shows that the Jersey-Emerald Property is a marginally positive project at the current concentrate prices and with the current NI 43-101 resource. A number of opportunities should be investigated to make the project more robust and potentially improve the value of the property. This includes the following:

- processing the existing tungsten tailings dam
- further exploration of tungsten orebodies
- completion of a resource estimate on the remnant Emerald tungsten orebody
- recovery of lead/zinc pillars
- further exploration of lead/zinc orebodies
- completion of a resource estimate on the remnant lead/zinc orebodies.

The resource used in this study is compliant to NI 43-101. Historical information including tonnes and grade of the tailings dam and the lead/zinc pillars are not included. These resources may be converted to NI 43-101 resources through appropriate sampling methods for future studies.

The economic resource in this study includes measured, indicated, and inferred resources. Inferred resources can be used at this early stage scoping study evaluation; at higher preliminary economic assessment or feasibility levels of evaluation, inferred resources cannot be included. Drilling and sampling to upgrade the inferred resources will be required before advancing to pre-feasibility level.

Geotechnical logging of drill core should be undertaken concurrently with exploration work. This will be required for geotechnical analysis in higher-level studies. Exploration drilling should continue to be reviewed by a Qualified Person to satisfy NI 43-101 standards.

Optimizing the scheduling of ore from each of these opportunities will be necessary to minimize initial capital and maximize early cash flow for the project. Utilizing existing infrastructure will be critical in achieving this goal.

Metallurgical testing of tungsten ore should be undertaken according to recommended programs.

Sampling of the tungsten tailings dams should be undertaken to meet NI 43-101 standards through a program established by a P.Geo. Metallurgical testing of the tungsten tailings material will be required.

The Jersey-Emerald Property has a number of project opportunities that, if converted to an NI 43-101 resource, may provide additional cash flow and improve the overall project economics.

The mill could be designed to treat the following materials:

- tungsten
- molybdenum
- lead/zinc
- tungsten tailings.

The different ores could be batched through the mill and treated individually.

Production of APT has not been considered in this study. APT is a higher value product with increased potential for sales contracts and higher revenue. This should be reviewed in future studies.

There is significant potential for exploration and possible joint venture opportunities on surrounding properties, including:

- Reeves MacDonald Lead-Zinc Property
- Jackpot Lead-Zinc Deposit
- Posie Lead-Zinc-Tungsten Claims
- Molly Property
- HB Lead-Zinc Property
- Summit, Ore Hill, and Bonanza Mines.

25.0 REFERENCES

Ball, C.W., 1954; The Emerald, Feeney and Dodger Tungsten Ore bodies, Salmo, BC: Economic Geology, Vol. 49, No. 6, p.625.

Clow, G.,Cox, J. and Rennie, D. (2006): Technical Report on the Cantung Mine; prepared for *North American Tungsten*.

Fyles, J.T. and Hewlett, C.G., 1959; Stratigraphy and Structure of the Salmo Lead Zinc Area: B.C.D.M., Bulletin No. 41.

Grunenberg, P.B., 1994; Summary of Research on the Jersey Property, Nelson M.D.: Unpublished Report for Sultan Minerals Inc., 5pp.

Hoy, T. and Andrew, K.P.E., 1989; The Rossland Group, Nelson Map Area, Southeastern British Columbia: BC Ministry of Energy, Mines and Petroleum Resources, Geological Fieldwork, 1988, Paper 1989-1.

Hoy, T. and Dunne, K.P.E., 1997; Early Jurassic Rossland Group – Part I Stratigraphy and Tectonics: BC Ministry of Energy and Mines, Bulletin 102.

Hoy, T. and Dunne, K.P.E., 1998; Geological Compilation of the Trail Map-Area: BC Ministry of Energy and Mines, Geoscience Map 1998-1.

Lawrence, E.A., 1974; A Summary Report of the Production History and Geology of the Salmo Division, Canex Placer Limited: Unpublished Internal Report for Canex Placer Limited.

Lawrence, E.A. (2005) Jersey Molybdenum Potential; Private Report for Sultan Minerals

Little, H.W., 1960; Nelson Map Area, West Half, BC: Geological Survey of Canada, Memoir 308.

MacDonald, A.S., 1970; The Salmo Lead-Zinc Deposits: A Study of Their Deformation and Metamorphic Features: Unpublished PhD. Thesis, University of British Columbia.

MINFILE, 1991; Emerald Tungsten Property, MINFILE Nos. 082FSW009 and 082FSW010: Ministry of Energy, Mines and Petroleum Resources, Mineral Resources Division, MINFILE Master Report 1991, p.19-21.

Minister of Mines Annual Reports for 1896, 1948 - 1970: British Columbia Department of Mines.

Moss, T.A. (2006): Technical Report for the Nui Phao Mining Project; prepared for *Tiberon Metals Ltd.*

Ray, G.E., 1996; Characteristics of Gold Skarns: Presentation Notes for Short Course on New Mineral Deposit Models of the Cordillera.

Smith, P.A., 1994; Dighemv Survey for Sultan Minerals Inc., Salmo Property, British Columbia, NTS 082F/3, 115pp.

Stevenson, J.S., 1943; Tungsten Deposits of British Columbia: British Columbia Department of Mines, Bulletin No. 10.

Tan, G. and P. Tse (2006) Phase-1 Metallurgical testing for molybdenum floatation from a Jersey Project Composite: PRA Report for Sultan Minerals Inc., August 30, 2006.

Troup, A.G., 1995; Diamond Drilling Report on the Jersey Property, Nelson Mining Division, BC: Sultan Minerals Inc. Unpublished Assessment Report, 25pp.

Troup, A.G., 1994; Geophysical, Geochemical and Core Research on the Jersey Property, Nelson Mining Division, BC: Sultan Minerals Inc. Unpublished Assessment Report, 26pp.

25.1 METALLURGICAL REFERENCES

Lawrence, E.A. (1974): A Summary of the Production History and Geology of the Salmo Division; *Canex Placer Limited.*

MacLeod, R.J. (1957): Tungsten Milling and Current Metallurgy at Canadian Exploration Limited; The Canadian Mining and Metallurgical Bulletin.

Kipp, H.H. (1957): Development of Tungsten Ore Dessing Practice; The Canadian Mining and Metallurgical Bulletin.

Deister Concentrator Co. Inc. (1963): New Tungsten Mine Opens in Canada's Northwest Region; reprinted from Engineering and Mining Journal.

Development Proposal and Environmental Management Plan (2006): King Island Scheelite Mine Redevelopment.

Weiss, N.L., Editor (1985): SME Mineral Processing Handbook, 1985 Edition.

Vedova, R. and Grauerholtz, N.L. (1977): Method for recovering scheelite from tungsten ores by flotation; United States Patent 4054442.

Agar, G.E. (1984): Scheelite flotation process; United States Patent 4488959.

Anonymous (1998): Identification and Description of Mineral Processing Sectors and Waste Streams – Final Technical Background Document.

25.2 ONLINE REFERENCES

Average Metal and Concentrate Prices (2007): Ammonium Paratungstate (APT) Concentrate Price; London Metal Exchange (LME); URL http://www.metalprices.com>, 2 May 2007.

Currency Exchange Rate (2007): Canadian to United States Dollar; Bank of Canada; URL http://www.bankofcanada.ca>, 2 May 2007.

APPENDIX A

CERTIFICATES OF QUALIFIED PERSONS

CERTIFICATE OF QUALIFIED PERSON

I, Michael Andrew Nichols, do hereby certify that as the author of this **TECHNICAL REPORT ON THE JERSEY EMERALD PROPERTY**, dated May 23, 2007, I hereby make the following statements:

- I am Chief Mining Engineer with Wardrop Engineering Inc. with a business address at #800 – 555 W. Hastings St., Vancouver, BC.
- I am a graduate of Camborne School of Mines, England (ACSM, 1973).
- I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia *(Registration #125865).*
- I have practiced my profession continuously since graduation.
- I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.
- I am responsible for the preparation of Sections 1.0 to 3.0, 19.0, and 21.0 to 25.0 of this technical report titled "Technical Report on the Jersey Emerald Property ", dated May 23, 2007.
- I have no prior involvement with the Property that is the subject of the Technical Report.
- As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
- I am independent of the Issuer as defined by Section 1.4 of the Instrument.
- I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 23 day of May, 2007 at Vancouver, British Columbia.

"Original Document, Revision 01 signed and sealed by M.A. Nichols, P.Eng.,"

M.A. Nichols, P.Eng.
Chief Mining Engineer
Wardrop Engineering Inc.

CERTIFICATE OF QUALIFIED PERSON

I, Perry B. Grunenberg, of Kamloops, BC, do hereby certify that as the author of Sections 4.0 to 18.0 (excluding 16.0 and 17.0) of this **TECHNICAL REPORT ON THE JERSEY EMERALD PROPERTY**, dated May 23, 2007, I hereby make the following statements:

- I am a consulting geoscientist with PBG Geoscience with a business address at 759 Dominion St., Kamloops, BC.
- I am a graduate of the University of British Columbia, with a Bachelor of Science in Geology (1982).
- I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registration #19246).
- I have practiced my profession continuously since graduation.
- I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.
- My relevant experience with respect to mineral exploration and development includes work as an employee and consultant for major and junior mining resource companies on precious and base metal properties located throughout British Columbia.
- I am responsible for the preparation of Sections 4.0 to 18.0 (excluding Section 16.0 and 17.0) of this technical report titled "Technical Report on the Jersey Emerald Property ", dated May 23, 2007.
- I have conducted work and managed programs on the Jersey Emerald Property since 1994.
- As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
- I am independent of the Issuer as defined by Section 1.4 of the Instrument.
- I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 23 day of May, 2007 at Kamloops, BC

"Original Document, Revision 01 signed and sealed by Perry Grunenberg, P.Geo."

Perry Grunenberg, P.Geo.
PBG Geoscience

CERTIFICATE OF QUALIFIED PERSON

I, Marinus Andre de Ruijter, of Delta, British Columbia, do hereby certify that as the author of Section 16.0 of this **TECHNICAL REPORT ON THE JERSEY EMERALD PROPERTY**, dated May 23, 2007, I hereby make the following statements:

- I am a Senior Metallurgical Engineer with Wardrop Engineering Inc. with a business address at #800 – 555 W. Hastings St., Vancouver, B.C.
- I am a graduate of the University of Witwatersrand, Johannesburg, South Africa (M.Eng., 1979).
- I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registration #31031).
- I have practiced my profession continuously since graduation, except during the years 2000 to 2004.
- I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.
- My relevant experience includes gravity concentration and flotation research and development work on cassiterite, wolframite, and chromite ores.
- I am responsible for the preparation of Section 16.0 of this technical report titled "Technical Report on the Jersey Emerald Property ", dated May 23, 2007.
- I have no prior involvement with the Property that is the subject of the Technical Report.
- As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
- I am independent of the Issuer as defined by Section 1.4 of the Instrument.
- I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 23 day of May, 2007 at Vancouver, British Columbia

"Original Document, Revision 01 signed and sealed by M.A. de Ruijter, P.Eng."

M.A. de Ruijter, P.Eng.
Senior Metallurgist
Wardrop Engineering Inc.

CERTIFICATE OF QUALIFIED PERSON

I, Gary Giroux of 982 Broadview Drive, North Vancouver BC, do hereby certify that:

- I am a consulting geological engineer with a business address at #1215 – 675 West Hastings St., Vancouver, British Columbia.
- I am a graduate of the University of British Columbia, with a B.A.Sc. (1970) and a M.A.Sc. (1984), both in Geological Engineering.
- I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.
- I have practiced my profession continuously since 1970. I have had over 30 years experience calculating mineral resources. I have previously completed resource estimations on a wide variety of deposits, many similar to the Jersey Emerald deposit.
- I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.
- This report titled "Technical Report on the Jersey Emerald Property, British Columbia", dated May 23, 2007 is based on a study of the data and literature available on the Jersey Project. I am responsible for the resource estimations shown in Section 17.0, completed in Vancouver in 2006. I have not visited the Property.
- I have no prior involvement with the Property that is the subject of the Technical Report.
- As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
- I am independent of the Issuer as defined by Section 1.4 of the Instrument.
- I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 23 day of May, 2007

"Original Document, Revision 01 signed and sealed by Gary Giroux, P.Eng., MA.Sc."

Gary Giroux, P.Eng., MA.Sc.
Giroux Consultants Ltd.

CERTIFICATE OF QUALIFIED PERSON

I, Karla Mills, of Pitt Meadows, BC, do hereby certify that as the author of Section 20.0 of this **TECHNICAL REPORT ON THE JERSEY EMERALD PROPERTY**, dated May 23, 2007, I hereby make the following statements:

- I am a Geological Engineer with Wardrop Engineering Inc. with a business address at #800 – 555 W. Hastings St. Vancouver, BC.
- I am a graduate of the University of Manitoba with a B.Sc. in Geological Engineering (1997).
- I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License #30049).
- I have practiced my profession continuously since graduation.
- I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.
- My relevant experience includes 10 years of experience completing environmental projects from environmental impact assessments to environmental site assessments for mining and other industries.
- I am responsible for the preparation of Section 20.0 of this technical report titled "Technical Report on the Jersey Emerald Property ", dated May 23, 2007. In addition, I visited the Property during the period February 27-28, 2007.
- I have no prior involvement with the Property that is the subject of the Technical Report.
- As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
- I am independent of the Issuer as defined by Section 1.4 of the Instrument.
- I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 23 day of May, 2007 at Vancouver, BC

"Original Document, Revision 01 signed and sealed by Karla Mills, P.Eng."

Karla Mills, P.Eng.
Wardrop Engineering Inc.

WARDROP

May 23, 2007

0753110100-COA-R0001-00

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission

Subject Sultan Minerals Inc. Jersey-Emerald Property

Dears Sirs/Mesdames:

I, Michael Andrew Nichols, of Wardrop Engineering Inc. do hereby consent to the public filing with the above listed commissions and with any other applicable regulatory authorities, of the technical report entitled "Technical Report on the Jersey-Emerald Property, British Columbia", dated May 23, 2007 (Document No. 0753110100-REP-R0002-01) in support of the press release by Sultan Minerals Inc. dated May 23, 2007.

I also certify that I have read the press release being filed by Sultan Minerals Inc. dated May 23, 2007 and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 23rd day of May, 2007

SIGNED

"Original Document, Revision 00 signed and sealed by M.A. Nichols, P.Eng."

M.A. Nichols, P.Eng.
Chief Mining Engineer
Wardrop Engineering Inc.

CERTIFICATE OF QUALIFIED PERSON

I, Michael Andrew Nichols, do hereby certify that as the author of this **TECHNICAL REPORT ON THE JERSEY EMERALD PROPERTY**, dated May 23, 2007, I hereby make the following statements:

- I am Chief Mining Engineer with Wardrop Engineering Inc. with a business address at #800 – 555 W. Hastings St., Vancouver, BC.
- I am a graduate of Camborne School of Mines, England (ACSM, 1973).
- I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia *(*Registration #125865*)*.
- I have practiced my profession continuously since graduation.
- I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.
- I am responsible for the preparation of Sections 1.0 to 3.0, 19.0, and 21.0 to 25.0 of this technical report titled "Technical Report on the Jersey Emerald Property ", dated May 23, 2007.
- I have no prior involvement with the Property that is the subject of the Technical Report.
- As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
- I am independent of the Issuer as defined by Section 1.4 of the Instrument.
- I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 23 day of May, 2007 at Vancouver, British Columbia.

"Original Document, Revision 01 signed and sealed by M.A. Nichols, P.Eng.,"

M.A. Nichols, P.Eng.
Chief Mining Engineer
Wardrop Engineering Inc.

CERTIFICATE OF QUALIFIED PERSON

I, Perry B. Grunenberg, of Kamloops, BC, do hereby certify that as the author of Sections 4.0 to 18.0 (excluding 16.0 and 17.0) of this **TECHNICAL REPORT ON THE JERSEY EMERALD PROPERTY**, dated May 23, 2007, I hereby make the following statements:

- I am a consulting geoscientist with PBG Geoscience with a business address at 759 Dominion St., Kamloops, BC.
- I am a graduate of the University of British Columbia, with a Bachelor of Science in Geology (1982).
- I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registration #19246).
- I have practiced my profession continuously since graduation.
- I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.
- My relevant experience with respect to mineral exploration and development includes work as an employee and consultant for major and junior mining resource companies on precious and base metal properties located throughout British Columbia.
- I am responsible for the preparation of Sections 4.0 to 18.0 (excluding Section 16.0 and 17.0) of this technical report titled "Technical Report on the Jersey Emerald Property ", dated May 23, 2007.
- I have conducted work and managed programs on the Jersey Emerald Property since 1994.
- As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
- I am independent of the Issuer as defined by Section 1.4 of the Instrument.
- I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 23 day of May, 2007 at Kamloops, BC

"Original Document, Revision 01 signed and sealed by Perry Grunenberg, P.Geo."

Perry Grunenberg, P.Geo.
PBG Geoscience

CERTIFICATE OF QUALIFIED PERSON

I, Marinus Andre de Ruijter, of Delta, British Columbia, do hereby certify that as the author of Section 16.0 of this **TECHNICAL REPORT ON THE JERSEY EMERALD PROPERTY**, dated May 23, 2007, I hereby make the following statements:

- I am a Senior Metallurgical Engineer with Wardrop Engineering Inc. with a business address at #800 – 555 W. Hastings St., Vancouver, B.C.
- I am a graduate of the University of Witwatersrand, Johannesburg, South Africa (M.Eng., 1979).
- I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registration #31031).
- I have practiced my profession continuously since graduation, except during the years 2000 to 2004.
- I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.
- My relevant experience includes gravity concentration and flotation research and development work on cassiterite, wolframite, and chromite ores.
- I am responsible for the preparation of Section 16.0 of this technical report titled "Technical Report on the Jersey Emerald Property ", dated May 23, 2007.
- I have no prior involvement with the Property that is the subject of the Technical Report.
- As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
- I am independent of the Issuer as defined by Section 1.4 of the Instrument.
- I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 23 day of May, 2007 at Vancouver, British Columbia

"Original Document, Revision 01 signed and sealed by M.A. de Ruijter, P.Eng."

M.A. de Ruijter, P.Eng.
Senior Metallurgist
Wardrop Engineering Inc.

CERTIFICATE OF QUALIFIED PERSON

I, Gary Giroux of 982 Broadview Drive, North Vancouver BC, do hereby certify that:

- I am a consulting geological engineer with a business address at #1215 – 675 West Hastings St., Vancouver, British Columbia.
- I am a graduate of the University of British Columbia, with a B.A.Sc. (1970) and a M.A.Sc. (1984), both in Geological Engineering.
- I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.
- I have practiced my profession continuously since 1970. I have had over 30 years experience calculating mineral resources. I have previously completed resource estimations on a wide variety of deposits, many similar to the Jersey Emerald deposit.
- I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.
- This report titled "Technical Report on the Jersey Emerald Property, British Columbia", dated May 23, 2007 is based on a study of the data and literature available on the Jersey Project. I am responsible for the resource estimations shown in Section 17.0, completed in Vancouver in 2006. I have not visited the Property.
- I have no prior involvement with the Property that is the subject of the Technical Report.
- As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
- I am independent of the Issuer as defined by Section 1.4 of the Instrument.
- I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 23 day of May, 2007

"Original Document, Revision 01 signed and sealed by Gary Giroux, P.Eng., MA.Sc."

Gary Giroux, P.Eng., MA.Sc.
Giroux Consultants Ltd.

CERTIFICATE OF QUALIFIED PERSON

I, Karla Mills, of Pitt Meadows, BC, do hereby certify that as the author of Section 20.0 of this **TECHNICAL REPORT ON THE JERSEY EMERALD PROPERTY**, dated May 23, 2007, I hereby make the following statements:

- I am a Geological Engineer with Wardrop Engineering Inc. with a business address at #800 – 555 W. Hastings St. Vancouver, BC.
- I am a graduate of the University of Manitoba with a B.Sc. in Geological Engineering (1997).
- I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License #30049).
- I have practiced my profession continuously since graduation.
- I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.
- My relevant experience includes 10 years of experience completing environmental projects from environmental impact assessments to environmental site assessments for mining and other industries.
- I am responsible for the preparation of Section 20.0 of this technical report titled "Technical Report on the Jersey Emerald Property ", dated May 23, 2007. In addition, I visited the Property during the period February 27-28, 2007.
- I have no prior involvement with the Property that is the subject of the Technical Report.
- As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
- I am independent of the Issuer as defined by Section 1.4 of the Instrument.
- I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 23 day of May, 2007 at Vancouver, BC

"Original Document, Revision 01 signed and sealed by Karla Mills, P.Eng."

Karla Mills, P.Eng.
Wardrop Engineering Inc.

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Sultan Minerals Inc.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

May 28, 2007.

Item 3. **News Release**

Press releases were issued on May 29, 2007.

Item 4. **Summary of Material Change**

See attached press releases.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

May 29, 2007.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

May 29, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS COMPLETES FINAL TRANCHE OF $3.6 MILLION FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that, further to its news release of May 14, 2007, it has completed the second and final tranche of its previously announced non-brokered private placement. An aggregate 5,046,364 Units (the "Units") at a price of $0.22 per Unit were issued as part of the second tranche for gross proceeds of $1,110,200 bringing the financing to a total of 16,523,864 Units issued for total gross proceeds of $3,635,250. Each Unit is comprised of one (1) common share in the capital of Sultan, and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant issued as part of this second tranche will entitle the holder to purchase one additional common share of Sultan, at a price of $0.30 per share for a period of 18 months, expiring November 29, 2008.

In the second tranche Sultan paid cash finder's fees of $69,696 (eight percent (8%) of the gross proceeds received from the sale of Units by arm's length finders) and issued 316,800 non-transferable warrants (the "Finder's Warrants") (eight percent (8%) of the aggregate number of Unit sales arranged by arm's length finders). Each Finder's Warrant is exercisable to acquire a Finder's Warrant Share, at a price of $0.30 per share for a period of 18 months, expiring November 29, 2008.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the completion of the second tranche of the private placements are subject to a hold period expiring September 29, 2007.

Proceeds from the non-brokered private placement will be used to fund Sultan's work programs in Canada and for general working capital.

For further information on Sultan's projects, visit www.sultanminerals.com.

-30-

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:

Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Linda Armstrong, Vice President
CHF Investor Relations
Phone: (416) 868-1079, Ext. 229
Email: Linda@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify "Sultan Minerals News" in the subject line or contact the Company directly.

SULTAN MINERALS INC.
(an exploration stage company)
INTERIM FINANCIAL STATEMENTS
MARCH 31, 2007

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Balance Sheets
As at March 31, 2007 and December 31, 2006

	March 31, 2007	December 31, 2006
Assets		
Current assets		
Cash	$ 45,544	$ 31,819
Short-term investments	1,075,000	113,000
Accounts receivable	56,183	27,181
Due from related parties (Note 7)	54,658	51,375
Prepaid expenses	53,166	8,862
	1,284,551	232,237
Deferred share issue costs	13,211	15,416
Mineral property interests (see schedule) (Notes 3 and 10)	4,760,395	4,363,937
Investments (Note 4)	4,853	3,914
Equipment	31,453	17,470
Reclamation deposits	38,106	38,106
	$ 6,132,569	$ 4,671,080
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 358,527	$ 92,678
Due to related parties (Note 7)	3,934	--
Current portion of long-term debt	48,000	35,000
	410,461	127,678
Long-term debt (Note 5)	110,000	123,000
Total liabilities	520,461	250,678
Shareholders' equity		
Share capital (Note 6)	16,490,395	15,575,946
Warrants (Note 6)	566,978	182,985
Contributed surplus	662,061	630,278
Deficit	(12,108,265)	(11,968,807)
Accumulated other comprehensive income (Note 2)	939	--
	5,612,108	4,420,402
	$ 6,132,569	$ 4,671,080

Commitments and subsequent events (Note 9)

See accompanying notes to financial statements.

Approved by the Directors

"Arthur G. Troup"
Arthur G. Troup

"Frank A. Lang"
Frank A. Lang

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Statements of Operations and Deficit
(Unaudited – prepared by management)

	Three months ended March 31, 2007	2006
Expenses		
Amortization	$ 505	$ 502
Legal, accounting and audit	23,525	1,698
Management fees	12,000	9,500
Office and administration	20,959	24,797
Property investigations	910	--
Salaries and benefits	70,786	53,641
Shareholder communications	54,332	48,668
Stock-based compensation	28,882	--
Travel and conferences	6,822	13,305
Write-down of mineral property interest	--	21,647
Interest and other income	(11,091)	(1,176)
	207,630	172,582
Loss before income taxes	(207,630)	(172,582)
Income tax recovery (Note 6 (c))	68,172	103,128
Loss for the period	(139,458)	(69,454)
Deficit, beginning of period	(11,968,807)	(11,207,534)
Deficit, end of period	$ (12,108,265)	$ (11,276,988)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding – basic and diluted	70,683,037	54,414,209

Interim Statement of Comprehensive Income
(Unaudited – prepared by management)

	Three months ended March 31, 2007
Loss for the period before comprehensive income	$ (139,458)
Unrealized gains on investments	470
Comprehensive loss	$ (138,988)

See accompanying notes to interim financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Statements of Shareholders' Equity
Three months ended March 31, 2007

	Common Shares Without Par Value					Accumulated Other Comprehensive Income	Total Shareholders' Equity
	Shares	Amount	Warrants	Contributed Surplus	Deficit		
Balance, December 31, 2005	52,971,242	$ 14,503,631	$ 2,304	$ 447,398	$ (11,207,534)	$ –	$ 3,745,799
Issued for cash							
Private placement at $0.12, less share issue costs	4,200,000	319,824	116,304	–	–	–	436,128
Private placement at $0.20	2,000,000	360,559	39,441	–	–	–	400,000
Private placement at $0.18, less share issue costs	1,110,000	179,731	5,000	–	–	–	184,731
Private placement at $0.16, less share issue costs	1,812,725	250,650	22,468	–	–	–	273,118
Stock options exercised	10,000	1,476	–	(476)	–	–	1,000
Warrants exercised	12,500	1,875	–	–	–	–	1,875
Agent's warrants exercised	2,500	528	(228)	–	–	–	300
Issued for mineral property interests and other							
Cariboo claims at $0.18	25,000	4,500	–	–	–	–	4,500
Daylight claim group at $0.18	43,750	7,875	–	–	–	–	7,875
Jersey property at $0.19	200,000	38,000	–	–	–	–	38,000
Kena claims at $0.205	35,000	7,175	–	–	–	–	7,175
Stephens Lake – Trout at $0.195	16,667	3,250	–	–	–	–	3,250
Income tax effect of renunciation of flow-through expenditures	–	(103,128)	–	–	–	–	(103,128)
Warrants expired unexercised	–	–	(2,304)	2,304	–	–	–
Stock-based compensation	–	–	–	181,052	–	–	181,052
Loss for the year	–	–	–	–	(761,273)	–	(761,273)
Balance, December 31, 2006	62,439,384	15,575,946	182,985	630,278	(11,968,807)	–	4,420,402
Issued for cash							
Private placement at $0.16, less share issue costs	9,375,000	920,315	405,035	–	–	–	1,325,350
Warrants exercised	103,500	20,628	(3,034)	–	–	–	17,594
Agent's warrants exercised	197,250	41,678	(18,008)	–	–	–	23,670
Income tax effect of renunciation of flow-through expenditures	–	(68,172)	–	–	–	–	(68,172)
Stock-based compensation	–	–	–	31,783	–	–	31,783
Transition adjustment to opening balance	–	–	–	–	–	469	469
Unrealized gains on investments for the period	–	–	–	–	–	470	470
Loss for the period	–	–	–	–	(139,458)	–	(139,458)
Balance, March 31, 2007	72,115,134	$ 16,490,395	$ 566,978	$ 662,061	$ (12,108,265)	$ 939	$ 5,612,108

See accompanying notes to interim financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Statements of Cash Flows
(Unaudited - prepared by management)

	Three months ended March 31, 2007	2006
Cash provided by (used for)		
Operations		
Loss for the period	$ (139,458)	$ (69,454)
Items not involving cash		
Amortization	505	502
Stock-based compensation	28,882	--
Income tax recovery	(68,172)	(103,128)
Changes in non-cash operating working capital		
Accounts receivable	(29,002)	1,509
Due to/from related parties	651	24,377
Prepaid expenses	(44,304)	1,549
Accounts payable and accrued liabilities	34,978	(129,526)
	(215,920)	(274,171)
Investing		
Mineral property interests		
Acquisition costs	(7,530)	(31,955)
Exploration and development costs	(136,983)	(47,321)
Short-term investments	(962,000)	--
Reclamation bonds	--	(1,070)
Equipment	(17,352)	(412)
	(1,123,865)	(80,758)
Financing		
Common shares issued for cash, net of share issue costs	1,353,510	466,128
Cash and cash equivalents		
Increase (decrease) during the period	13,725	111,199
Balance, beginning of period	31,819	198,649
Balance, end of period	$ 45,544	$ 309,848
Supplemental information		
Shares issued for mineral property interests	$ --	$ 12,375
Warrants issued related to issuance of share capital	--	54,774
Stock-based compensation capitalized to mineral property interests	2,901	--

See accompanying notes to interim financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Three months ended March 31, 2007 and 2006
(Unaudited – prepared by management)

1. Nature of operations:

Sultan Minerals Inc. (the "Company") is incorporated under the British Columbia Business Corporations Act, and its principal business activity is the exploration and development of mineral properties in Canada.

As disclosed in the financial statements, the Company has working capital, as at March 31, 2007, of $874,090 (December 31, 2006 – $104,559) and an accumulated deficit of $12,108,265 (December 31, 2006 – $11,968,807). Working capital is defined as current assets less current liabilities.

The Company has capitalized $4,760,395 (December 31, 2006 - $4,363,937) in acquisition and related costs on the Kena property, the Jersey and Emerald properties and the Stephens Lake property.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

2. Accounting policies:

Basis of presentation

The accompanying financial statements for the interim periods ended March 31, 2007 and 2006, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2006.

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2006, and have been consistently followed in the preparation of these financial statement except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company's first interim period commencing January 1, 2007:

(a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value. All of the Company's investments have been designated as available for sale.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Three months ended March 31, 2007 and 2006
(Unaudited – prepared by management)

2. Accounting policies (continued):

(b) Section 1530 – Comprehensive Income. Comprehensive income is the change in the Company's net assets that result from transaction, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in earnings or loss such as unexercised gains or losses on available-for sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in earnings or losses until realized.

(c) Transition adjustment to opening balance. The adoption of Sections 1530 and 3855 impacts the opening equity and losses of the Company. The unrealized gain on the available for sale securities from purchase to December 31, 2006, was $469, which is reported as an adjustment to the opening balance of accumulated other comprehensive income. The unrealized gain or loss on the available for sale securities for the three months ended March 31, 2007, was $470, which is reported in the current period. There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

3. Mineral property interests:

(a) Kena Property, Ymir, British Columbia, Canada

The Kena property is comprised of the original Kena claims and additional properties under option. The properties are contiguous. The Kena property is located near the community of Ymir in southeastern British Columbia.

(b) Jersey and Emerald Properties, Salmo, British Columbia, Canada

The Company holds a 100% interest in the Jersey Claim Group located near Salmo, British Columbia.

In June 2006, the Company entered into a purchase agreement to acquire 100% right, title and interest in the surface rights over a portion of 28 crown granted mineral claims, four 2-post claims and 80 mineral units located near Salmo, British Columbia. Under the terms of the agreement, the Company made a payment of $10,000 in cash, and has agreed to make share payments in the aggregate value of $200,000. Share payments of 200,0000 common shares are to be made annually on a value date four months after the date of issue, until the related liability has been extinguished. (See Note 5 – Long-term debt).

(c) Stephens Lake Property, Manitoba, Canada

The Company is in a joint venture with ValGold Resources Ltd. and Cream Minerals Ltd. (the "Companies"). The Companies have a 100% interest in the Stephens Lake Property and an option agreement to acquire 75% of the Trout Claim Group, which are internal to the claims forming the Stephens Lake Property. Under the terms of the Trout Claim Group agreement, the Companies have each agreed to make cash payments of $36,667 ($23,333 paid by the Company) and to issue 66,667 common shares by each of the Companies (50,001 issued by the Company) to the optionor over a 36-month period from July 22, 2004.

3. Mineral property interests (continued):

(d) Mineral Property Interests Commitments

To maintain its mineral property interests the Company is required to make cash payments of $293,333 and issue 286,667 common shares in fiscal 2007. This includes the common shares to be issued on the mortgage payable relating to an acquisition of surface rights.

4. Investments:

Name of Company	Number of Shares	Cost	Accumulated unrealized holding gains	Carrying Value
Emgold Mining Corporation (Note 7(c))	15,652	$ 3,913	$ 939	$ 4,852
LMC Management Services Ltd. (Note 7(a))	1	1	--	1
		$ 3,914	$ 939	$ 4,853

Name of Company	Number of Shares	Book Value December 31, 2006
Emgold Mining Corporation	15,652	$ 3,913
LMC Management Services Ltd.	1	1
		$ 3,914

The quoted market value of Emgold Mining Corporation as at December 31, 2006, was $4,383.

5. Long-term debt:

The Company entered into a long-term agreement, secured by a mortgage payable, relating to the acquisition of surface rights on its Jersey property in British Columbia (See Note 3 (b)). Payment terms are as follows: upon receipt of regulatory approval which was June 1, 2006, $10,000 was paid in cash and 200,000 common shares were issued. Thereafter, payments are to be made as follows: on June 1, 2007, up to 200,000 common shares; on June 1, 2008, up to 200,000 common shares and June 1, 2009, up to 200,000 common shares.

The common shares referred to above are to be valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"), or October 2 of each year. The value of each share payment is to be calculated as of the Valuation Date and a credit given accordingly to the balance due on the purchase price. If the calculation and credit results in the mortgage on the property being paid in full, then the seller is not entitled to any further share payments. If, after the Valuation Date for the payments referred to above, the seller has still not received the full payment of the related liability and purchase price of the property, the Company will pay the remaining balance to the seller by way of a cash payment.

5. Long-term debt (continued):

The Company has the right, at any time after completing the initial payment of cash and shares as set out above, to pay any remaining balance to fully satisfy the purchase price in the form of a cash payment. The current portion of the mortgage payable is estimated by the number of shares to be issued in June 2007 and valued using the closing market price for the common shares of the Company at March 31, 2007, of $0.24 (December 31, 2006 - $0.175). A determination of the value on the valuation date of October 2, 2007, cannot be made with reasonable assurance at the date of these financial statements. Any gain or loss resulting from the difference between the recorded value of the common shares issued and the Valuation Date will be recorded as an adjustment to the balance payable with a corresponding amount recorded in operations. The debt financing adjustment in the year ended December 31, 2006, was $6,000.

	March 31, 2007	December 31, 2006
Long-term debt, opening balance	$ 158,000	$ 200,000
Less cash payment	--	(10,000)
Less payments made in common shares on valuation date	--	(32,000)
Long-term debt, end of period	158,000	158,000
Current portion of long-term debt	$ 48,000	$ 35,000

6. Share capital:

(a) Authorized:

Unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b) Issued and outstanding:

See Statements of Shareholders' Equity.

During the three months ended March 31, 2007, the Company completed a brokered private placement of 9,375,000 units at a price of $0.16 per unit, for gross proceeds of $1,500,000. Each unit was comprised of one common share and one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share until January 11, 2009, at an exercise price of $0.25 per share. Non-transferable agent's unit warrants equal to 10% of the total number of units sold, or 937,500 agent's unit warrants were issued. Each agent's unit warrant is exercisable at a price of $0.16 until January 11, 2009, to receive one common share and one-half one non-transferable share purchase warrant (the "Agent's Warrant"). Each whole Agent's Warrant is exercisable at $0.25 until January 11, 2009, to receive one additional common share. The total value attributed to each of the share purchase warrants on the non flow-through shares was $0.04. The share purchase warrants and compensation warrants were valued at a combined value of $0.12. All warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 3.96%; volatility factor of 76.88%; and an average expected life of the warrants of two years.

6. Share capital (continued):

(c) Flow-through shares

In 2006, the Company issued 1,110,000 flow-through shares ("FTS") for gross proceeds of $199,800. Under the FTS agreements, the Company agreed to renounce $199,800 of qualifying expenditures to the investors effective December 31, 2006, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2007.

The Company has estimated that the future income taxes recorded at the time of renunciation are approximately $68,172. Consequently, in the three months ended March 31, 2007, the Company has recognized a reduction in share capital and a recovery of future income taxes of $68,172.

(d) Stock options

The Company has a stock option plan which allows for the grant of options to purchase up to 11,899,498 stock options. The following table summarizes information about the stock options outstanding at March 31, 2007:

Exercise Price	Number Outstanding at March 31, 2007	Weighted Average Remaining Contractual Life
$0.10	1,990,000	3.2 years
$0.15	3,020,000	2.3 years
$0.17	2,650,000	4.2 years
$0.32	701,000	0.1 years
$0.25	250,000	5.0 years
$0.40	250,000	5.0 years
$0.60	250,000	5.0 years
$0.10 to $0.60	9,111,000	3.10 years

During the three months ended March 31, 2007, 595,000 options exercisable at $0.21, and 731,000 options exercisable at $0.40 expired unexercised.

A summary of the changes in stock options for the period ended March 31, 2006, is presented below:

	Shares	Weighted Average Exercise Price
Balance, March 31, 2007	9,111,000	$0.16
Balance vested, March 31, 2007	7,223,500	$0.18

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Three months ended March 31, 2007 and 2006
(Unaudited – prepared by management)

6. Share capital (continued):

(e) Share purchase warrants

As at March 31, 2007, the following share purchase warrants issued in connection with financings made by private placements and short-form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,360,080	$0.15	July 20, 2007
749,999	$0.18	September 16, 2007
1,996,500	$0.17	February 28, 2008
220,250	$0.12	February 28, 2008
110,125*	$0.17	February 28, 2008
1,000,000	$0.30	May 30, 2007
666,000	$0.25	October 18, 2007
1,031,387	$0.25	October 18, 2008
9,375,000	$0.25	January 11, 2009
937,500**	$0.16	January 11, 2009
937,500	$0.25	January 11, 2009
99,875	$0.17	February 28, 2008
18,484,216		

*Underlying agent's warrants, exercisable at $0.12 to receive one share and one half-warrant. Each full warrant is then exercisable until February 28, 2008 at a price of $0.17.
** Underlying agent's warrants, exercisable at $0.16 to receive one share and one half-warrant. Each full warrant is then exercisable until January 11, 2009 at a price of $0.25.

During the three months ended March 31, 2007, 103,500 warrants were exercised at $0.17 and 197,250 agent's warrants were exercised at $0.12.

(f) Shareholder rights plan

Subsequent to March 31, 2007, the Company's shareholders approved the adoption of a Shareholder Rights Plan (the "Rights Plan"). The TSX Venture Exchange has accepted the Rights Plan. Effective as of October 31, 2006, the rights (the "Rights") were issued and attached to all of the Company's outstanding common shares. The Rights, subject to management approval, will become exercisable only if a person, together with its affiliates, associates and acting jointly, acquires or announces its intention to acquire beneficial ownership of the Company's common shares which when aggregated with its current holdings total 20% or more of the outstanding common shares (determined in the manner set out in the Rights Plan). The Rights will permit the holder to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a "Permitted Bid", which is defined as a bid which is outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Three months ended March 31, 2007 and 2006
(Unaudited – prepared by management)

7. **Related party transactions and balances:**

Services rendered and reimbursement of expenses:	Three months ended March 31, 2007	2006
LMC Management Services Ltd. (a)	$ 101,370	$ 111,296
Lang Mining Corporation (b)	7,500	7,500
Kent Avenue Consulting Ltd. (c)	4,500	2,000
High Visibility Public Relations (d)	--	5,000

Balances receivable from (payable to) (e):	March 31, 2007	December 31, 2006
LMC Management Services Ltd.	$ 54,658	$ 49,353
Directors and officers	(3,934)	2,022
Receivable from:	$ 50,724	$ 51,375

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

(d) The Company's investments include shares in a listed company with a common director and officer.

(e) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Three months ended March 31, 2007 and 2006
(Unaudited – prepared by management)

8. Comparative figures:

Where necessary, comparative figures have been reclassified to conform to the current year's presentation.

9. Subsequent events:

Subsequent to March 31, 2007,

(a) The Company completed a non-brokered private placement in two tranches for an aggregate 16,523,864 units for gross proceeds of $3,635,250. Each issued unit is comprised of one (1) common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant issued entitles the holder to purchase one additional common share at a price of $0.30 per share for a period of 18 months, expiring November 11, 2008, for 5,738,750 of the share purchase warrants and November 28, 2008, for 2,523,182 of the share purchase warrants.

The Company paid a cash finder's fee of $271,700 (equal to eight percent (8%) of the gross proceeds received) and issued 1,235,000 non-transferable finder's warrants equal to 8% of the aggregate number of unit sales arranged by an arm's length finders. Each finder's warrant is exercisable to acquire a finder's warrant share, at a price of $0.30 per share for a period of 18 months, expiring November 11, 2008, for 918,200 of the finder's warrants, and November 28, 2008, for 316,800 of the finder's warrants.

(b) 1,030,875 warrants were exercised at prices ranging from $0.15 to $0.30, and 535,000 stock options were exercised at prices ranging from $0.10 to $0.30.

(c) the Company extended the expiry date of 887,500 warrants by one year from May 30, 2007 to May 30, 2008.

SULTAN MINERALS INC.

(an exploration stage company)
Note 10: Mineral Property Interests
Three months ended March 31, 2007

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Total Mineral Property Interests March 31, 2007
Acquisition costs				
Balance, beginning of period	$ 576,166	$ 346,857	$ 17,022	$ 940,045
Incurred during the period	--	7,530	--	7,530
Balance, end of period	576,166	354,387	17,022	947,575
Exploration and development costs				
Incurred during the period				
Assays and analysis	--	14,338	--	14,338
Drilling	--	158,069	--	158,069
Engineering	--	60,879	--	60,879
Geological and geophysical	791	62,283	--	63,074
Site activities	388	76,174	--	76,562
Stock-based compensation	--	2,901	--	2,901
Travel and accommodation	--	13,105	--	13,105
	1,179	387,749	--	388,928
Balance, beginning of period	2,582,452	810,738	30,702	3,423,892
Balance, end of period	2,583,631	1,198,487	30,702	3,812,820
Total Mineral Property Interests	$ 3,159,797	$ 1,552,874	$ 47,724	$ 4,760,395

SULTAN MINERALS INC.

(an exploration stage company)
Note 10: Mineral Property Interests
Year ended December 31, 2006

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Coripampa Properties, Peru	Total Mineral Property Interests December 31, 2006
Acquisition costs					
Balance, beginning of year	$ 620,133	$ 35,699	$ 443	$ --	$ 656,275
Incurred during the year	66,158	311,158	16,579	--	393,895
Write-downs during the year	(110,125)	--	--	--	(110,125)
Balance, end of year	576,166	346,857	17,022	--	940,045
Exploration and development costs					
Incurred during the year					
Assays and analysis	6,250	26,935	--	--	33,185
Drilling	72,332	124,987	--	3,580	200,899
Geological and geophysical	11,688	142,831	224	--	154,743
Site activities	7,191	36,494	19,330	18,066	81,081
Stock-based compensation	--	19,730	--	--	19,730
Travel and accommodation	1,011	7,215	--	--	8,226
	98,472	358,192	19,554	21,646	497,864
Balance, beginning of year	2,483,980	452,546	11,148	--	2,947,674
Write-downs during the year	--	--	--	(21,646)	(21,646)
Balance, end of year	2,582,452	810,738	30,702	--	3,423,892
Total Mineral Property Interests	$ 3,158,618	$ 1,157,595	$ 47,724	$ --	$ 4,363,937

Sultan Minerals Inc.
Three Months Ended
March 31, 2007

1.1 Date

The effective date of this quarterly report is May 30, 2007.

1.2 Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. The Company expressly disclaims any obligation to revise or update forward-looking statements and any liability in the event actual results differ from those currently anticipated.

This MD&A should be read in conjunction with the audited financial statements of Sultan Minerals Inc. for the year ended December 31, 2006, and the unaudited interim financial statements for the three months ended March 31, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Sultan Minerals Inc. ("Sultan" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- Sultan's loss for the three months ended March 31, 2007 ("Q1 2007") was $139,458 or $0.00 per share, after income tax recovery due to flow-through renunciations, compared to a loss of $69,454 or $0.00 per share in the three months ended March 31, 2006 ("Q1 2006").

- During Q1 2007, operations utilized cash of $215,920 compared to $274,171 in Q1 2006.

- Expenditures on mineral property interests totalled $396,458 in Q1 2007 compared to $113,298 in Q1 2006. The expenditures were incurred on the following mineral properties in Q1 2007: Kena - $1,179 (Q1 2006 - $44,849), Coripampa Properties - $Nil (Q1 2006 - $21,647), Stephens Lake - $Nil (Q1 2006 –$330), and the Jersey and Emerald properties - $395,279 (Q1 2006 - $46,472). The Coripampa Properties were written off in fiscal 2005, and the additional costs of $21,647 were written off in Q1 2006. There were no mineral property write-downs in Q1 2007.

- In the three months ended March 31, 2007, gross proceeds of $1,500,000 were raised in a short-form offering of 9,375,000 units, each unit comprised of one common share and one non-transferable share purchase warrant, which entitles the holder to purchase one additional common share of the Company at $0.25 until January 11, 2009. In addition, subsequent to March 31, 2007, gross proceeds of $3,635,250 were raised through the issuance of 16,523,864 units. Each unit is comprised of one common share and one half of one non-transferable share purchase warrant, which entitles the holder to purchase one additional common share of the Company at $0.30 per share for a period of 18 months from the date of issue.

1.2.1 Jersey and Emerald Properties, British Columbia

The 9,500-hectare Jersey-Emerald Property is located in south-eastern British Columbia, 10 kilometres southeast of the mining community of Salmo. The Jersey-Emerald Property is host to the former Emerald

Tungsten Mine, which was Canada's second largest tungsten producer and the historic Jersey Lead-Zinc Mine, British Columbia's second largest lead-zinc producer. Sultan optioned the initial claims in 1993 and has since expanded its holdings through staking and additional option agreements. In 2005 molybdenum mineralization was discovered beneath the tungsten workings. In the mine area there is an existing network of underground tunnels and workings over a two-square kilometre area that provides excellent access to the margins of the recently identified molybdenum deposit. Sultan presently holds 100% interest in the original claims subject to an advance annual royalty payment of $50,000 scheduled to commence October 20, 2009, and an aggregate 3.0% Net Smelter Return ("NSR") royalty due to the property optionors. Sultan can reduce the NSR royalty to 1.5% by making a payment of $500,000 and issuing 50,000 common shares.

EXPLORATION

The Company has completed a 30-hole diamond drill program totalling 3524 metres that tested the grade, width, depth and continuity of the molybdenum bearing stock work and adjacent tungsten mineralization. Diamond drilling is currently continuing on the property, and the Company is currently drilling the 18th hole of the estimated 4200-metre 2007 drill program. The initial two holes investigated the width and depth of the molybdenum mineralization. All detailed assay results can be viewed in news releases on the Company's website www.sultanminerals.com or on www.sedar.com as they are received.

Exploration expenditures on the Jersey-Emerald property in Q1 2007, with the Q1 2006 comparative figures shown in brackets, include the following: assays and analysis – $14,338 ($14,0441); drilling – 158,069 (2006 - $Nil); engineering - $60,879 (2006 - $Nil); geological and geophysical – $62,283 ($24,094); travel and accommodation – $13,105 ($Nil); stock-based compensation - $2,901 (2006 - $Nil) and site activities – $76,174 ($8,254). Acquisition costs of $7,530 ($80) were incurred.

METALLURGICAL TESTING

The Company received encouraging results from a preliminary Metallurgical Test for Molybdenum Flotation completed on a composite drill core sample. The metallurgical study was completed by Process Research Associates Ltd. of Richmond, BC.

The metallurgical study blended core samples from four diamond drill holes into a single mineral composite which was then tested for molybdenum recovery by various flotation techniques. Although the main mineral of interest was molybdenite, the study found that many potential by-product recovery options should also be considered.

Rougher flotation recovered more than 97% of the contained molybdenum at a relatively coarse particle size (80% passing (P80) 170 um). The first rougher stage flotation recovered 98% of the contained molybdenum and 81% of the contained gold in 4.3% of the mass. The majority of the mass, 61.7%, was contributed by pyrite. Using lime as pyrite depressant in 5 stages of cleaning yielded a concentrate with grades of 29.2% molybdenum, 20.5% iron, 2.82g/T gold and 27.0g/T silver, with recoveries exceeding 47% gold and 95% molybdenum.

Mineralogical studies found that liberation was essentially 100% with the concentrate comprised of free grains of molybdenite (50% to 69%) and pyrite (28% to 45%) with traces (2.0%) of silicates, carbonate and rare chalcopyrite.

These preliminary results are encouraging and further testing is currently underway to improve the molybdenite and pyrite separation.

RESOURCE CALCULATIONS

In November of 2006, the Company received the completed initial resource calculations for the Tungsten

and Molybdenum Zones on the Jersey-Emerald Property. Resource calculations were prepared by Giroux Consultants Ltd. and the resulting National Instrument 43-101 Technical Report was co-authored by independent geological consultants Gary Giroux, P.Eng., of Giroux Consultants Ltd. and Perry Grunenberg, P.Geo. of P & L Geological Consultants Ltd.

The initial resource calculations demonstrate that significant deposits of tungsten mineralization remain within the East Dodger and the Invincible Tungsten Mines with excellent exploration potential in both the historically mined areas and the surrounding terrain. Resource calculations for tungsten were determined for the unmined mineralization in the drilled out portions of the Invincible and Dodger tungsten deposits. Within the tungsten zones, tonnages were adjusted to account for underground mining. The proportion of underground voids within each block was determined and this amount of material was subtracted from the tonnage calculated for that block.

Separate resource estimations were produced for tungsten in the Invincible and Dodger Zones based on 4,593 diamond drill holes cored at 25 to 50 ft. centres (7.0m to 15.0m centres) and molybdenum in the Dodger 4200 Zone based on 21 diamond drill holes. Within the tungsten zones assays were capped at 13.2% WO3 in the Invincible-Emerald Zone and 14.2% WO3 in the Dodger Zones, while within the molybdenum zone, assays were capped at 1.58% Mo. Uniform 10 ft down-hole composites were produced within all mineralized zones. Variography demonstrated anisotropic structures for both WO3 and Mo within the mineralized zones. Within the tungsten zones blocks 25 x 25 x25 ft. were interpolated using ordinary kriging. For the molybdenum zone blocks 50 x 50 x 20 ft. were estimated by ordinary kriging. Blocks in all zones were classified using distance parameters tied to the ranges of semivariograms. Specific gravity determinations were made from 2006 drill core. Within the tungsten zones 9 measurements showed a definite correlation between grade of WO3 and specific gravity. Blocks with estimated grades less than 0.1% WO3 were assigned an specific gravity of 2.77 (11.57 cu. ft./ton), blocks ≥0.1 and less than 0.3% WO3 were given a value of 3.25 (9.86 cu. ft./ton) and blocks with estimated grades > 0.3% WO3 were assigned a value of 3.36 (9.54 cu. ft./ton). Within the molybdenum resource area blocks were assigned an average of 8 measurements, a value of 2.68 which converts to a tonnage conversion factor of 11.96 cu. ft./ton.

Within the tungsten zones, using a cut-off grade of 0.15% WO_3, the results show 2.51 million tons averaging 0.37% WO_3 classed as measured plus indicated, with an additional 1.21 million tons averaging 0.40% WO_3 classed as inferred. In the molybdenum zone, the results at a 0.05% Mo cut-off show 28,000 tons averaging 0.098 % Mo classed as indicated with a further 481,000 tons averaging 0.103% Mo classed as inferred.

The results of the resource evaluation are summarized in the following tables.

TOTAL WO_3 RESOURCE FOR JERSEY PROJECT

Classification	Cutoff %	Tons>Cutoff	WO_3 %	Pounds of WO_3
Measured	0.15	1,200,000	0.379	9,096,000
Indicated	0.15	1,310,000	0.365	9,563,000
Measured Plus Indicated	0.15	2,510,000	0.372	18,674,000
Inferred	0.15	1,210,000	0.397	9,607,000

TOTAL MO RESOURCE FOR DODGER 4200 ZONE

Classification	Cutoff %	Tons>Cutoff	Mo%	Pounds of Mo
Indicated	0.05	28,000	0.098	54,880
Inferred	0.05	481,000	0.103	990,860

The Company's consultants have suggested that until an economic evaluation is completed, 0.15% WO3 and 0.05% Mo are realistic cutoff grades for an underground mining operation in this location at current tungsten and molybdenum prices. The details of the report and the total resource may be found on the Company's website: www.sultanminerals.com.

The study indicates that average grades of molybdenum within the porphyry system are significant enough for potential underground mining methods of extraction, and includes limited zones with highly elevated grades.

The report concludes that based on the results of this preliminary resource calculation, potential exists for both tungsten and molybdenum resources on the Jersey property.

The report makes a number of recommendations that can be summarized as follows:

1. Consultation be initiated with the Ministry of Mines of British Columbia to establish the terms of reference for re-permitting this historic mine.
2. A preliminary scoping study should be undertaken to determine the economic parameters and mining plan to develop the resource as well as the requirements necessary for permitting of the site for mining, the results of which are described below.
3. The Invincible Mine workings should be dewatered and the access portals stabilized.
4. The East Emerald Tungsten Zone and its projected extension should be tested with 11,000 metres of drilling in 60 drill holes.
5. The East Dodger Tungsten Zone should be tested with 5,000 metres of drilling in 35 drill holes.
6. The East Dodger Molybdenum Zone should be investigated to the north, south and at depth with 3,000 metres of diamond drilling in 15 drill holes.

The proposed budget for the recommended program is estimated at $4,120,000.

In January 2007, Sultan engaged Wardrop Engineering Inc. ("Wardrop") to complete a scoping study on the Jersey-Emerald Property. The Company received the completed scoping study ("PEA") for the Invincible and Dodger Tungsten Zones on the Jersey-Emerald Tungsten Property in May 2007. The PEA is based on indicated, measured and inferred mineral resources stated below. The assessment has identified a potentially commercial operation at current prices and offers some possibilities of improving the economics substantially. The following steps are suggested in the PEA:

- A 14,000 foot (4,200 metre) underground diamond drill program designed to expand the presently known Dodger tungsten and molybdenum zones;

- A 10,000 foot (3,000 metre) surface diamond drill program for the East Emerald and East Dodger tungsten zones;

- Update diamond drill information digitally from the former Emerald Tungsten Mine to evaluate remaining tungsten mineralization;

- A bulk sampling and metallurgical study on the historic tungsten tailings pond to investigate the potential recovery of tungsten, molybdenum and gold concentrations;

- A cavity measuring program in the historic Jersey lead-zinc mine to determine potential remnant mineralization followed by an NI 43-101 resource estimate.

The PEA has been completed to a ±35% level of accuracy, considered suitable for this level of study. Wardrop used a three-year average concentrate price for the "base case" financial evaluation. The scheelite concentrate pricing, for the financial evaluation in this study, is based on free market values for ammonium paratungstate (APT).

Discounted APT Concentrate Price	Gravity Concentrate Price (US$/mtu)	Flotation Concentrate Price (US$/mtu)	NPV @ 8% discount rate (Cdn$ million)	IRR (%)	Payback Period (Years)
3 year average	198	172	-23.3	-3.4	n/a
2 year average	245	212	9.8	12.4	4.2
Current	244	211	3.8	9.7	4.5

This preliminary assessment is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

The following assumptions were made to develop this preliminary assessment:

- Geological mineralization is continuous between drill holes;
- Existing mine workings have been digitized from previous mine plans and accurately account for the material previously mined out of the orebody;
- The financial evaluation was determined using an economic cutoff grade of 0.233% WO_3.

The Jersey-Emerald Property would produce two scheelite concentrate products:

- Gravity concentrate at a grade of 75% WO_3;
- Flotation concentrate at a grade of 65% WO_3.

The scheelite concentrate may be sold at discounted APT prices. Further understanding on the sale of scheelite concentrate is required. Wardrop recommends the use of a third party to provide further market and contract information in future studies.

There is significant potential for exploration and possible joint venture opportunities on surrounding properties, including:

- Reeves MacDonald Lead-Zinc Property;
- Jackpot Lead-Zinc Deposit;
- Stewart Tungsten and Molybdenum Property;
- Posie Lead-Zinc-Tungsten Claims;
- Molly Property;
- HB Lead-Zinc Property;
- Summit, Ore Hill, and Bonanza Mines.

Sultan has contracted Talon Survey Solutions of Calgary, Alberta to undertake an underground Cavity Measuring Survey of the Jersey Lead-Zinc Mine. The survey will accurately outline the previously mined

ore deposits in order that the remaining lead-zinc mineralization may be determined. The survey is expected to be completed by the end of the summer.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the exploration drill program. Perry Grunenberg, P.Geo., of PBG Geoscience of Kamloops, B.C., is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects." Core samples are split with a core splitter and half of the core is stored in a secure site in Salmo, B.C. The second half of the core is placed in sealed plastic bags, and shipped to Acme Analytical Laboratories Ltd. in Vancouver, BC. The project's quality control program includes the systematic use of duplicate samples and the use of a secondary laboratory for check assaying.

1.2.2 Kena Property, British Columbia

The Company holds 100% of the original Kena Property claims located near the community of Ymir in southeastern British Columbia.

Exploration expenditures on the Kena property in Q1 2007, with the Q1 2006 comparative figures shown in brackets, include the following: assays and analysis – $Nil ($42); geological and geophysical – $791 ($55); and site activities – $388 ($502). Acquisition costs of $Nil ($44,250) were incurred.

Recommendations

A computer modeling of the property was completed as part of a resource study in 2004. The model indicated numerous untested areas adjacent to mineralized blocks. The report, prepared as part of the resource study, recommended that a $1.27 million diamond drill program be conducted in order to significantly expand resources in the Gold Mountain and Kena Gold Zones. The Company currently does not have the financing available to conduct the entire recommended exploration program but plans to undertake a portion of the program in 2007.

Ms Linda Dandy, P.Geo of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

Kena Property Agreements

Various property agreements have been entered into on properties contiguous to the initial Kena claims. These option agreements include the Starlight Claim Group, the Daylight Claim Group, the Cariboo claims, the Silver King Claim Group and the Athabasca claim Group.

1.2.3 Stephens Lake Property, Manitoba

The Stephens Lake - Trout Claim Group is situated 100 kilometres east of Gillam, Manitoba. The Companies holding interests in this claim group, including the Company, are determining whether any further work will be undertaken on untested targets, or if the Stephens Lake - Trout Claim Group interest will be terminated, or reduced in size.

1.2.4 Mineral Property Option Payments Due In Fiscal 2007

To maintain its mineral property interests the Company is required to make cash payments of $293,333 and to issue 286,667 common shares in fiscal 2007.

1.2.5 Market Trends

The price of gold has increased, continuing an overall uptrend, which began in 2004. The average gold

price in 2006 averaged US$603.46 per ounce. To May 29, 2007, gold has averaged US$658.71 per ounce. The average price for molybdenum (roasted) in 2006 was US$25.50 per pound, and the price for tungsten as ATP averaged US$257.00 per metric tonne unit.

1.3 Selected Annual Information

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are expressed in Canadian dollars.

	As at December 31, 2006	As at December 31, 2005	As at December 31, 2004
Current assets	$ 232,237	$ 265,949	$ 481,152
Mineral property interests	4,363,937	3,603,949	3,280,334
Other assets	74,906	109,211	56,557
Total assets	4,671,080	3,979,109	3,818,043
Current liabilities	127,678	233,310	144,435
Long-term debt	123,000	--	--
Shareholders' equity	4,420,402	3,745,799	3,673,608
Total shareholders' equity and liabilities	4,671,080	3,979,109	3,818,043
Working capital (current assets less current liabilities)	104,559	32,639	336,717

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Expenses (recoveries)			
Amortization	$ 2,435	$ 987	$ 843
Debt finance adjustment	6,000	--	--
Legal, accounting and audit	33,527	20,691	48,791
Management and consulting fees	46,000	35,000	30,000
Office and administration	74,993	80,278	79,943
Salaries and benefits	171,412	131,542	89,240
Shareholder communications	202,301	98,524	151,953
Stock-based compensation	161,322	176,393	218,207
Travel and conferences	43,246	19,413	32,885
	741,236	562,828	651,862
Property investigations	873	938	4,441
Write-down of mineral property interests	131,771	319,914	--
Interest income	(9,479)	(1,719)	(1,927)
Loss before income taxes	(864,401)	(881,961)	(654,376)
Income tax (recovery) expense – current	--	--	--
– future income taxes	103,128	60,554	--
Loss for the year	$ (761,273)	$ (821,407)	$ (654,376)
Loss per share – basic and diluted	$ (0.01)	$ (0.02)	$ (0.02)
Weighted average number of common shares outstanding – basic and diluted	58,480,943	48,507,514	40,841,887
Number of common shares issue and outstanding, end of year	62,439,384	52,971,242	46,164,582

1.4 Results of Operations

Sultan had a loss of $139,458, or loss per share of $0.00 in the three months ended March 31, 2007 ("Q1 2007"), compared to a loss of $69,454, or loss per share of $0.00 in the three months ended March 31, 2006 ("Q1 2006").

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income. Interest revenue has increased from $1,175 in Q1 2006 to $11,091 in Q1 2007 due to higher cash balances and interest rates in Q1 2007 as compared to Q1 2006.

Expenses

Legal, accounting and audit increased from $1,698 in Q1 2006 to $23,525 in Q1 2007. Audit fees are accrued throughout the fiscal year. Fees charged for the fiscal 2006 year end were higher than estimated in the accrual, due to the extensive audit work now required, and as a result, expenses are significantly higher in Q1 2007. The fees incurred in the current period were additional audit fees. Audit time is increasing on an annual basis, and will continue to do so, as public company auditors and public companies continue to comply with the extensive detail in the working papers which are required by the Canadian Public Accountability Board, as they review the audit firms that audit public companies. Either external consultants must be hired to comply, or in the case of companies who have administrative and accounting services provided as in the case of Sultan, the time, and therefore the cost, required to complete the extra detail, must be passed onto the Company. Legal fees are ongoing and will vary depending on the activity during the period.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $7,500 in each fiscal period. In Q1 2007 management fees of $4,500 (2006-$2,000) were paid through LMC Management Services Ltd. to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

Office and administration costs decreased slightly from $24,797 in Q1 2006 to $20,959 in Q1 2007. The office and administration costs include rent, shared office services and other costs related to administration of a public company. An additional company was sharing the office premises in Q1 2007, thus reducing costs for the 2007 quarter.

Salaries and benefits have increased from $53,641 in Q1 2006 to $70,786 in Q1 2007. Salaries will likely continue to increase as administration and regulation of public companies continues to increase.

In Q1 2006, there was $Nil in stock-based compensation expense, compared with $28,882 in Q1 2007. The amount recorded in Q1 2007 relates to the vested portion of stock options granted pursuant to an investor relations' contract with CHF Investor Communications. In addition, stock-based compensation costs of $2,901 were capitalized to the Jersey-Emerald Property. The assumptions used in determining the fair value of each stock option granted in fiscal 2007, with the assumptions used for fiscal 2006 grants in brackets, are as follows: risk free interest rate – 4.01% (4.02%); expected life – 1.5 years (3 years); expected volatility - 72% (81%); and weighted average fair value per option grant of $0.05 ($0.15). The stock options granted on March 29, 2007, were granted as follows: 250,000 options at a price of $0.25; 250,000 options at a price of $0.40, and 250,000 options at a price of $0.60, all with an expiry date of March 29, 2012, and vesting over an 18 month period.

Shareholder communications have increased from $48,668 in Q1 2006 to $54,332 in Q1 2007. The Company utilized the services of Arbutus Enterprises Ltd. ($6,000) and Horng Kher (Marc) Lee ($9,000). Fees paid totalled $15,000 in Q1 2007 compared to $6,000 in Q1 2006, when the sole investor relations adviser was Arbutus Enterprises Ltd. Fees paid relating to Sedar which includes filings to the BC Securities Commission and other commissions and TSX Venture filings decreased from $6,996 in Q1 2006 to $6,095 in Q1 2007. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses have decreased from $13,305 in Q1 2006 to $6,822 in Q1 2007, consisting primarily of travel costs to the Prospectors and Developers Conference in Toronto.

Property investigation costs have increased from $Nil in Q1 2006 to $910 in Q1 2007. Sultan is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

In Q1 2006, $21,647 incurred in exploration costs related to the Coripampa party was written off, with no comparative write-down in Q1 2007.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company has recorded a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in the year ended December 31, 2006, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $68,172 in the three months ended March 31, 2007.

The Company also renounced flow through expenditures in the three months ended March 31, 2006, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $103,128 in that quarter.

1.5 Summary of Quarterly Results

Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses, net of interest income, mineral property write-downs and property investigations.

	Kena property. British Columbia	Jersey Emerald and other properties	Stephens Lake property, Manitoba	Cori-pampa properties, Peru	General and adminis-trative expenses (recovery) (Note 1)	Loss per quarter	Loss per share
2005							
Second Quarter	27,350	65,668	(2,115)	12,094	234,558	234,974	$0.01
Third Quarter	6,037	173,794	(2,869)	4,472	100,578	125,251	$0.00
Fourth Quarter	9,853	203,831	(131)	26,452	97,260	391,253	$0.01
2006							
First Quarter	44,849	46,472	330	21,647	152,111	69,454	$0.00
Second Quarter	27,208	158,049	24	(1)	245,893	242,901	$0.01
Third Quarter	350	192,410	35,758	--	177,069	176,267	$0.00
Fourth Quarter	92,223	272,419	21	--	166,162	272,651	$0.01
2007							
First Quarter	1,179	395,279	--	--	218,721	139,458	$0.00

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, interest and other miscellaneous income or income tax recovery, but include stock-based compensation.

Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At March 31, 2007, Sultan's working capital, defined as current assets less current liabilities, was $874,090, compared with working capital of $104,559 at December 31, 2006.

Investing Activities

Acquisitions and Exploration Programs

The following provides the details of the property agreements and the exploration expenditures related to its mineral property interests during the period.

At March 31, 2007, Sultan has capitalized $4,760,395 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia and Manitoba. During the three months ended March 31, 2007, Sultan's expenditures included $396,458 on the acquisition and exploration of its mineral property interests compared to $891,759 in the year ended December 31, 2006.

1.7 Capital Resources

During the three months ended March 31, 2007, the Company completed a brokered private placement of 9,375,000 units at a price of $0.16 per unit, for cash proceeds after cash share issue costs of $1,325,350. Each unit was comprised of one common share and one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share until January 11, 2009, at an exercise price of $0.25 per share. Non-transferable agent's unit warrants equal to 10% of the total number of units sold, or 937,500 agent's unit warrants were issued. Each agent's unit warrant is exercisable at a price of $0.16 until January 11, 2009, to receive one common share and one-half one non-transferable share purchase warrant (the "Agent's Warrant"). Each whole Agent's Warrant is exercisable at $0.25 until January 11, 2009, to receive one additional common share. The total value attributed to each of the share purchase warrants on the non flow-through shares was $0.04. The share purchase warrants and compensation warrants were valued at a combined value of $0.12. All warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 3.96%; volatility factor of 76.88%; and an average expected life of the warrants of two years.

In the three months ended March 31, 2007, 103,500 warrants were exercised at a price of $0.17. In addition, 197,250 agent's warrants were exercised at a price of $0.12, for the issue of 197,250 common shares and 98,625 warrants, exercisable at $0.17.

In the three months ended March 31, 2007, 750,000 options were granted to an investor relations firm, of which 250,000 are exercisable at a price of $0.25, 250,000 are exercisable at a price of $0.40, and 250,000 are exercisable at a price of $0.60, all with an expiry date of March 29, 2012.

Subsequent to March 31, 2007, Sultan completed a non-brokered private placement in two tranches for an aggregate 16,523,864 units for gross proceeds of $3,635,250. Each issued unit is comprised of one (1) common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant issued entitles the holder to purchase one additional common share at a price of $0.30 per share for a period of 18 months, expiring November 11, 2008, for 5,738,750 of the share purchase warrants and November 28, 2008, for 2,523,182 of the share purchase warrants.

Sultan paid a cash finder's fee of $271,700 (equal to eight percent (8%) of the gross proceeds received) and issued 1,235,000 non-transferable finder's warrants equal to 8% of the aggregate number of unit sales arranged by an arm's length finders. Each finder's warrant is exercisable to acquire a finder's warrant share, at a price of $0.30 per share for a period of 18 months, expiring November 11, 2008, for 918,200 of the finder's warrants, and November 28, 2008, for 316,800 of the finder's warrants.

In fiscal 2006, 1,110,000 of the common shares issued were flow-through shares ("FTS") for gross proceeds of $199,800. Under the FTS agreements, the Company agreed to renounce $199,800 of qualifying expenditures to the investors effective December 31, 2006, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2007. The Company incurred the related flow-through expenditures in fiscal 2006, but completed the renunciation in fiscal 2007. The Company has estimated that the future income taxes recorded at the time of renunciation are approximately $68,172. At the time of renunciation, the Company recognized a reduction in share capital and a recovery of future income taxes of approximately $68,172.

Subsequent to March 31, 2007, 1,030,875 share purchase warrants were exercised at prices from $0.15 to $0.30 and 535,000 stock options were exercised at prices ranging from $0.10 to $0.30.

The Company will require continued external funding to meet future obligations and to finance further exploration and development work on its mineral properties. The Company currently has funds available

to complete all of its planned exploration programs, but as the Company doe not have a source of revenue, there is doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The balance sheets of the Company at March 31, 2007, and December 31, 2006, do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to obtain adequate financing.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Services rendered and reimbursement of expenses:	Three months ended March 31, 2007	2006
LMC Management Services Ltd. (a)	$ 101,370	$ 111,296
Lang Mining Corporation (b)	7,500	7,500
Kent Avenue Consulting Ltd. (c)	4,500	2,000
High Visibility Public Relations (d)	--	5,000

Balances receivable from (payable to) (e):	March 31, 2007	December 31, 2006
LMC Management Services Ltd.	$ 54,658	$ 49,353
Directors and officers	(3,934)	2,022
Receivable from:	$ 50,724	$ 51,375

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

(d) The Company's investments include shares in a listed company with a common director and officer.

(e) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There is no proposed asset or business acquisition or disposition before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.12 Critical Accounting Estimates

As at March 31, 2007, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

(a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value. All of the Company's investments have been designated as available for sale.

(b) Section 1530 – Comprehensive Income. Comprehensive income is the change in the Company's net assets that result from transaction, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in earnings ors loss such as unexercised gains or losses on available-for sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in earnings or losses until realized.

(c) Transition adjustment to opening balance. The adoption of Sections 1530 and 3855 impacts the opening equity and losses of the Company. The unrealized gain on the available for sale securities from purchase to December 31, 2006, was $469, which is reported as an adjustment to the opening balance of accumulated other comprehensive income. The unrealized gain or loss on the available for sale securities for the three months ended March 31, 2007, was $470, which is reported in the current period. There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

1.14 Financial Instruments and Other Instruments

Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other

comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value. All of the Company's investments have been designated as available for sale.

1.15.1 Other MD& A Requirements

See the unaudited interim financial statements for the three months ended March 31, 2007.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the audited financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of May 29, 2007, the date of this MD&A, subject to minor accounting adjustments:

Authorized Capital

Unlimited number of common shares without par value and unlimited number of preference shares without par value.

Issued and Outstanding Capital

72,115,134 shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price	Expiry Date
2,550,000	$0.17	June 21, 2011
1,890,000	$0.10	June 10, 2010
2,685,000	$0.15	July 6, 2009
250,000	$0.25	March 29, 2012
250,000	$0.40	March 29, 2012
250,000	$0.60	March 29, 2012
7,875,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
860,080	$0.15	July 20, 2007
611,499	$0.18	September 16, 2007
887,500	$0.30	May 30, 2008
1,789,000	$0.17	February 28, 2008
220,250	$0.12	February 28, 2008
110,125*	$0.17	February 28, 2008
666,000	$0.25	October 18, 2007
1,031,387	$0.25	October 18, 2008
937,500**	$0.25	January 11, 2009
9,365,000	$0.25	January 11, 2009
937,500	$0.16	January 11, 2009
5,738,750	$0.30	November 11, 2008
918,200	$0.30	November 11, 2008
2,523,182	$0.30	November 28, 2008
316,800	$0.30	November 28, 2008
26,912,773		

*Underlying agent's warrants, exercisable at $0.12 to receive one share and one half-warrant. Each full warrant is then exercisable until February 28, 2008, at a price of $0.17.
** Underlying agent's warrants, exercisable at $0.16 to receive one share and one half-warrant. Each full warrant is then exercisable until January 11, 2009, at a price of $0.25.

Subsequent to March 31, 2007, the Company extended the expiry date of 887,500 warrants by one year from May 30, 2007, to May 30, 2008.

The Company's board of directors and the shareholders have approved the adoption of a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan has been implemented by way of a rights plan agreement (the "Rights Plan Agreement") which has been designed to protect shareholders from unfair, abusive or coercive takeover strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The board of directors of the Company (the "Board") considers that the adoption of the Rights Plan is desirable and in the interests of all of the Company's shareholders. The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public takeover bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other takeover bids or offers from other interested parties to provide shareholders desiring to sell the Company's common shares with the best opportunity to realize the maximum sale price for their common shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The directors need time in order to have any real ability to consider these alternatives.

As at October 31, 2006, the rights (the "Rights") were issued and attached to all of Sultan's outstanding common shares. A separate rights certificate will not be issued until such time as the Rights become exercisable (which is referred to as the "separation time"). The Rights will become exercisable only if a person, together with its affiliates, associates and others acting jointly, acquires or announces its intention to acquire beneficial ownership of Sultan common shares which when aggregated with its current holdings total 20% or more of the outstanding Sultan common shares (determined in the manner set out in the Rights Plan). The Rights will permit shareholders other than the acquiring person to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a "Permitted Bid", which is defined as a bid which is outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

The Company has no knowledge of any pending or threatened takeover bids for the Company, and has no reason to believe that any takeover offer for the Company's shares is imminent.

Other Information

Controls and Procedures

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company's internal control over financial reporting during the quarter ended March 31, 2007, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is

gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

Approval

The Board of Directors of Sultan Minerals Inc. has approved the disclosure contained in the Interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Interim MD&A includes forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements, and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **SHANNON M. ROSS,** Chief Financial Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer), for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer is made known to us by others within the Company, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting .

Date: May 30, 2007

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **ARTHUR G. TROUP,** Chief Executive Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer), for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer is made known to us by others within the Company, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting .

Date: May 30, 2007

"Arthur G. Troup"

Arthur G. Troup
Chief Executive Officer

SULTAN MINERALS INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2006

May 7, 2007

TABLE OF CONTENTS

ITEM 1: PRELIMINARY NOTES

1.1 DATE OF INFORMATION

All information in this Annual Information Form is as of December 31, 2006, unless otherwise indicated.

1.2 FORWARD-LOOKING STATEMENTS AND CAUTIONARY NOTICES

This Annual Information Form may include certain "forward-looking statements". Other than statements of historical fact, all statements in this Annual Information Form, including, without limitation, statements regarding potential mineralization and resources, estimated or potential future production, and the future plans and objectives of the Company, are forward-looking statements that involve various known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements and the Company expressley disclaims any obligation to revise or update forward-looking statements to reflect actual results or future events. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their respective dates. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, the ongoing results of current exploration activities, changes in project parameters, and future metal prices, as well as those factors discussed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time to time with the TSX Venture Exchange, Canadian securities regulators and other regulatory authorities. All subsequent written and oral forward-looking statements attributable to Sultan, or persons acting on its behalf, are expressly qualified in their entirety by this notice.

1.3 TECHNICAL GLOSSARY

In this Annual Information Form the following terms have the meanings set out below:

Adit – A horizontal passage from the surface into a mine, commonly called a tunnel.

Ag – Chemical symbol for the metallic element silver.

Andesitic composition – Volcanic rock composition composed essentially of the mineral feldspar and one (or more) other dark coloured mineral.

Au – Chemical symbol for the metallic element gold.

Augite porphyry flow breccia – A deformed volcanic rock containing large crystals of the mineral augite.

Bed – The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbours above and below; an ore deposit, parallel to the stratification, constituting a regular member of the series of formations, not an intrusion.

Bedrock – Solid rock underlying surficial deposits.

Carbonate – A class of sedimentary rocks composed primarily of calcium or magnesium, carbon and oxygen.

Chalcopyrite – A copper iron sulphide mineral, source of copper.

Diamond drill hole – A method of obtaining a cylindrical core of rock by drill with a diamond set or diamond impregnated bit.

Epidote – A mineral, Ca_2 (Al, Fe''')8-(SiO4)8(OH)-Monoclinic. A common mineral in metamorphic rocks.

Fault – A fracture in a rock along which there has been relative movement either vertically or horizontally.

Fe-oxide – Minerals composed primarily of iron and oxygen.

Feasibility study – Engineering study to determine if a mineral property can be developed at a profit and methods to develop it.

Footwall – The mass of rock that lies beneath a fault, an orebody, or a mine working; the top of the rock stratum underlying a vein or bed of ore.

g/T – Grams per tonne.

Grade – The slope of the bed of a stream, or of a surface over which water flows, upon which the current can just transport its load without either eroding or depositing.

Grid – A network of evenly spaced horizontal and vertical bars or lines, especially one for locating points when placed over a map or chart.

Gypsum – A mineral that is commonly associated with rock salt (halite) and anhydrite used to make cements, plastics and gypsum board, which are used in the construction industry.

Hectare – A measurement of area equal to a square of 100 metres in length on each side (10,000 square metres).

Hematite – A mineral, Fe2O8. Hexa gonal rhombohedral. The principal ore of Iron.

Intrusive – Said of an igneous rock, which invades older rocks.

K-spar – A mineral rich in potassium also called orthoclase feldspar.

Lithology – The physical character of a body of rock.

Lithogeochemical sampling – The process of selecting fragments of rock to be analyzed in a laboratory for one or more of their constituent elements.

Mafic – Pertaining to or composed dominantly of the magnesian rock-forming silicates; said of some igneous rocks and their constituent minerals. Contrasted with felsic. In general, synonymous with "dark minerals," as usually used.

Magnetite – Iron oxide mineral, source of iron.

Malachite – A copper oxide mineral, source of copper.

Mineral resource – National Instrument 43-101 *Standards of Disclosure for Mineral Projects* of the Canadian Securities Administrators. NI 43-101 defines a "Mineral Resource" as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) *Inferred Mineral Resource* – An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) *Indicated Mineral Resource* – An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) *Measured Mineral Resource* – A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization – The concentration of metals and their chemical compounds within a body of rock.

Molybdenum – A silvery-white very hard, metallic element. Principally obtained from molybdenite. Valuable as an alloying agent with steel and nickel used in electrodes in electrically heated glass furnaces in nuclear energy applications for missile and aircraft parts.

NSR "Net Smelter Return" – A royalty based on the actual metal sale price received, less the cost of refining at an off-site refinery.

Ore – Rock containing mineral(s) or metals, which can be economically extracted.

Orebody – A solid and fairly continuous mass of ore.

Outcrop – An exposure of bedrock at the surface.

PGE – Platinum Group Elements; includes platinum, palladium, rhodium, ruthenium and iridium.

Plagioclase – A feldspar, one of the most common rock-forming minerals.

Phenocrysts – One of the relatively large and ordinarily conspicuous crystals of the earliest generation in a porphyritic igneous rock.

Lapilli – Essential, accessory, and accidental volcanic ejecta ranging mostly from 4 mm to 32 mm in diameter.

Porphyry – An intrusive rock consisting of larger crystals in a finer grained matrix.

ppb – Parts per billion.

ppm – Parts per million.

Pyrite – Iron sulphide (FeS_2).

Pyroclastic rocks – Any rock consisting of unreworked solid material of whatever size explosively or aerially ejected from a volcanic vent.

Pyrrhotite – A magnetic iron sulphide material.

Quartz – A mineral composed of silicon dioxide.

Sericite – A fine-grained variety of mica occurring in small scales, especially in schists.

Specular hematite – Hematite, fe2O3, occurring in tabular or disk-like crystals of gray color and splendent metallic cluster.

Sulphide – A group of minerals in which one or more metals are found in combination with sulphur.

Tonne – Metric unit of weight equivalent to volume multiplied by specific gravity, equivalent to 1.102 tons.

Tourmaline – A mineral complex borosilicate of Na, Li, Mg, Fe, and Al, occurring commonly in granitic pegmatites. Used as a gem.

Trenching – The act of blasting or digging through overburden/outcrop to attend fresh outcrop for mapping and sampling.

Tuff – A rock formed of compacted volcanic fragments, generally smaller than 4 mm in diameter.

Tungsten – Element 74 of Mendeleev's Periodic Chart of the Elements. Its chemical symbol is W. It has not only the highest melting point of all elements except carbon (3422°C) but also excellent high temperature mechanical properties and the lowest expansion coefficient of all metals. A temperature of about 5,700°C is needed to bring tungsten to boil, which corresponds approximately to the temperature of the sun's surface. With its density of 19.25 g/cm3, tungsten is also among the heaviest metals. Its electrical conductivity at 0°C is about 28% of that of silver which itself has the highest conductivity of all metals. Tungsten features the lowest vapour pressure of all metals, very high moduli of compression and elasticity, very high thermal creep resistance and high thermal and electrical conductivity.

Vein – A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.

Volcanics – Of, pertaining to, like, or characteristic of a volcano; made of survey materials derived from volcanoes, as a volcanic cone.

VLF-EM Survey (Very low frequency-electromagnetic) – A survey to determine ground variations in the electromagnetic field along grid lines.

Workings – A part of a mine, quarry, etc., where work is or has been done.

ITEM 2: CORPORATE STRUCTURE

2.1 NAME, ADDRESS AND INCORPORATION

Sultan Minerals Inc. ("Sultan" or the "Company") was incorporated under the *Company Act* (British Columbia) on March 17, 1989, under the name "361942 B.C. Ltd." On September 12, 1989, Gabriel Resources Inc., Kangeld Resources Ltd. and Lockwood Petroleum Inc. amalgamated under the name "Amalgamated Gabriel, Kangeld, Lockwood Ltd". Under a Plan of Arrangement between 361942 B.C. Ltd. and Amalgamated Gabriel, Kangeld, Lockwood Ltd., and a subsequent name change, the Company's predecessor, Appian Resources Ltd., was created. On May 4, 1992, Appian Resources Ltd. changed its name to "Sultan Minerals Inc." and the common shares of the Company were consolidated on a 1 for 4 basis. Pursuant to the BC *Business Corporations Act* (the "New Act"), which came into force on March 29, 2004, every pre-existing British Columbia company was required to file a Transition Application within a prescribed period of time from the coming into force of the New Act. Sultan filed its Transition Application and required Notice of Articles, pursuant to the New Act, on March 16, 2005.

The registered and records offices of the Company and its head office and principal place of business are located at Suite 1400 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

2.2 INTERCORPORATE RELATIONSHIPS

The Company does not have any subsidiaries.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

Sultan is a natural resource company engaged in the business of acquiring, exploring and financing mineral resource properties, primarily precious and base metals.

3.1 THREE YEAR HISTORY

Since its incorporation in 1989, the Company has been in the business of acquiring and exploring mineral properties. For most of the past three completed financial years, and presently, the Company has been principally engaged in attempting to locate deposits of precious and base metals on its Kena Property (Gold-Copper) near Ymir, located in south-eastern British Columbia, and the previously mined Jersey and Emerald properties (the "Jersey-Emerald

Property") (Molybdenum-Tungsten) also located in south-eastern British Columbia near the town of Salmo. Other metals, if discovered, may also be explored if they occur in quantities that appear to be economically recoverable.

The Company does not have any mineral properties on which commercial mining operations presently exist. The Company conducts property investigations on mineral property acquisitions as part of its regular business activities. Sultan is conducting early to advanced stage exploration on its current holdings.

3.2 SIGNIFICANT ACQUISITIONS

The Company did not complete any significant acquisitions during the most recently completed financial year for which disclosure was required under Part 8 of NI 51-102.

ITEM 4: DESCRIPTION OF THE BUSINESS

4.1 GENERAL

Sultan is an exploration and development stage company currently focused on the exploration and development of two projects in southeastern British Columbia, the Jersey-Emerald Property and the Kena Property.

Information contained in this Annual Information Form that is of a scientific or technical nature has been prepared by or under the supervision of Mr. Arthur G. Troup, P.Eng., who is a "qualified person" as the term is defined in National Instrument 43-101, or through qualified consultants hired by the Company.

Trends

Management does not presently know of any trend, commitment, event or uncertainty that may reasonably be expected to have a material effect on the Company's business, financial condition or results of operations.

Stage of Development

Sultan does not currently produce, develop or sell mineral products.

Specialized Skill and Knowledge

All aspects of Sultan's business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning, engineering, construction and accounting. To date, Sultan has found that it can locate and retain employees and contractors with such skills and knowledge. The Company has relied on and may continue to rely upon consultants and others for exploration and development expertise.

The Company does not directly employ any personnel. Sultan conducts exploration activities through the use of consultants and through LMC Management Services Ltd. ("LMC"), whose employees and consultants supervise and carry out the day-to-day business of the Company. LMC has approximately 15 employees, of which nine perform services on a regular basis on behalf of Sultan. Sultan also hires geological consultants and casual labour on a daily basis. There can be as many as ten contractors or consultants working for the Company on exploration projects at any time. See subsection 13.

Competitive Conditions

Competition in the mineral exploration industry is intense. Sultan competes with other mining companies, many of which have greater financial resources and technical facilities for the acquisition and development of, and possible future production from, mineral concessions, claims, leases and other mineral property interests, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles.

Environmental Protection

There are no financial or operational effects of environmental protection requirements that currently affect the competitive position of Sultan in its most recently completed financial year. If the Company were to place any of its mineral properties into production, any financial and operation effects of environmental protection requirements on the competitive position of Sultan would need to be evaluated, and would likely be part of a feasibility study for mining operations.

4.2 RISK FACTORS

In addition to the other information presented in this Annual Information Form ("AIF"), the following risk factors should be given special consideration when evaluating trends, risks and uncertainties relating to the Company's business. Any of the following risks could have a material adverse effect upon the Company, its business and future prospects. In addition, other risks and uncertainties not presently known by management of the Company could impair the Company and its business in the future. The following list of risk factors, while not exhaustive, may apply to the Company due to the nature of its business:

Exploration and development.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by Sultan will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in Sultan not receiving an adequate return on invested capital.

The figures for mineral resources stated in this AIF are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits, or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

There is no assurance that any of the Company's mineral properties possess commercially mineable bodies of ore.

The Company's mineral projects are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore and there can be no assurance that a commercially mineable ore body exists on any of the Company's properties. There is no certainty that any expenditure made in the exploration of the Company's mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work in order to determine whether a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company may be required to raise substantial additional funding.

As the Company does not have revenues, it will be dependent upon future financings to continue its plan of operation.

The Company has not generated any revenues from its business activities since its incorporation. The Company's plan of operations involves the completion of exploration programs on its mineral properties. There is no assurance that these exploration activities will result in the establishment of commercially exploitable mineral deposits on the Company's

mineral properties. Even if commercially exploitable mineral deposits are discovered, the Company may require substantial additional financing in order to carry out the full exploration and development of its mineral properties before it is able to achieve revenues from sales of mineral resources that it is able to extract.

If the Company is not able to raise additional financing, there is no assurance that it will be able to complete the full exploration and development of its mineral properties.

Significant capital will be required to develop the Company's mineral projects to production. This may require additional financing either in the form of debt or equity or a combination thereof. There is no assurance that any such funds will be available should a development decision be reached. Failure to obtain any required additional financing on a timely basis could cause the Company to reduce or terminate its proposed plan of operations.

The Company has incurred losses and there is no assurance that it will ever be profitable.

The Company has incurred losses in the past and will continue to experience losses unless and until it can derive sufficient revenues from its properties. The Company has no history of earnings, or of a return on investment, and there is no assurance that any of the properties that it has or will acquire will generate earnings, operate profitably or provide a return on investment in the future.

Dependence on key personnel.

The Company's success is highly dependent upon the performance of key personnel working full-time in management, supervisory and administrative capacities or as consultants, namely, Arthur Troup, President and Chief Executive Officer, and the services of the employees of LMC. The loss of the services of its senior management or key personnel could have a material and adverse effect on Sultan and its business and results of operations.

Reliance on independent contractors.

The Company's success depends to a significant extent on the performance and continued service of certain independent contractors. The Company contracts the services of professional drillers and others for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could have a material and adverse effect on Sultan and its business and results of operations and result in failure to meet its business objectives.

There is no assurance that Sultan's title to its mineral properties will not be challenged.

Although the Company obtains legal opinions with respect to title to its properties, there is no guarantee that title to such properties will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

There is no assurance that the Company will obtain required permits and licenses.

The Company's operations will require licenses and permits from various governmental authorities. The Company believes that it will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that it will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake the proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the property.

Sultan's potential profitability depends upon factors beyond its control.

The potential profitability of the Company's mineral properties will be dependent upon many factors beyond the Company's control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental interference, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and,

possibly, the economic viability of the property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Company cannot predict and are beyond the Company's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide political and economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the Company's financial performance.

Fluctuation of mineral prices may affect the Company's financial results.

Factors beyond the Company's control may affect the marketability and price of any minerals discovered, if any. Resource prices have fluctuated widely in recent years and are affected by numerous factors beyond the Company's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effects of these factors cannot be accurately predicted.

Competitive nature of the mining industry.

The mining industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

The Company explores for minerals and in fiscal 2006 concentrated its efforts in Canada. Currently, Sultan has interests in several properties in the early to advanced exploration stage. No definitive ore reserves have yet been identified on any of the properties and the Company is continually evaluating the results from the various exploration programs underway and analyzing future potential.

Environmental, health and safety regulation of the resource industry.

If the Company's mineral properties are proven to host economic reserves of metals, mining operations will be subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations will be subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on the Company's activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damages, which it may not insure against.

The Company's shares may experience price volatility.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies, including securities of the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Company include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The Company's share price, financial condition and results of operations are all also likely to be significantly affected by short-term changes in gold. There can be no assurance that continual fluctuations in metal prices will not occur. As a result of any of these factors, the market price of the Company's common shares at any given point in time may not accurately reflect the Company's long-term value.

The Company has not declared dividends and expects to retain any earnings.

No dividends on the Company's common shares have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future

dividends will be at the discretion of the Company's board of directors after taking into account many factors, including the Company's operating results, financial condition and current and anticipated cash needs.

Future sales of common shares by its present shareholders and dilution of common shares.

The increase in the number of common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the Company's common shares and the Company's ability to raise capital through future sales of its common shares. The Company has previously completed private placements at prices per share, which are lower than the current market price of the common shares, and certain financings have been completed by the sale of common shares to be used as flow-through shares to the investor. Accordingly, a significant number of shareholders of the Company have an investment profit in the common shares that they may seek to liquidate. Substantially all of the common shares not held by affiliates of the Company can be resold without material restriction, whether in the United States and/or in Canada. In addition, as a result of the sale of the Company's common shares into the market, the voting power of the Company's existing shareholders may be diluted.

Sultan's foreign exchange risk.

The Company's principal areas of activity in fiscal 2006 were in Canada and continue to be in Canada. Accordingly, the Company presently has minimal or no foreign exchange risk.

Sultan is not always able or may choose not to obtain insurance for many of the risks that it faces.

In the course of exploration, development and production of mineral properties, various risks and, in particular, unexpected or unusual geological or operating conditions, may be encountered. It is not always possible to fully insure against such risks, and the Company may decide not to take out such insurance as a result of high premiums or other reasons. Should uninsured risks materialize, they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Company's securities.

The Company is not insured against environmental risks.

Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. The Company will periodically evaluate the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, the payment of resulting environmental liabilities could reduce or eliminate the Company's available funds or could exceed the funds it has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

4.3 COMPANIES WITH ASSET-BACKED SECURITIES OUTSTANDING

Not applicable.

4.4 COMPANIES WITH MINERAL PROJECTS

The Kena Property (defined and described below) and the Jersey-Emerald Property (defined and described later in this section) are the Company's material mineral properties.

4.4.1 KENA PROPERTY, YMIR, BRITISH COLUMBIA

The Kena Property, approximately 8,200 hectares as defined below, is located 45 kilometres north of the Teck Cominco smelter at Trail, in south-eastern British Columbia. The property is widely mineralized and contains several gold, silver and gold-copper prospects. As described in detail below under the heading "Property Description and Location", the Company optioned the original 2,150 hectare Kena Claims in October 1999 and has since expanded the property by staking and optioning adjacent claims. Seven properties were then acquired adjacent to or contiguous with the initial Kena Claims. These included the Great Western Claim Group, the Tough Nut Claim Group, the Starlight Claim Group, the Daylight Claim Group, the Cariboo Claims, the Silver King Claim Group and the Athabasca Claim Group

(collectively, the "Adjacent Claims"), although the Company cancelled its option on the Athabasca Claim Group, the Cariboo Claims and all but three claims on the Tough Nut Claim Group in fiscal 2006, and returned the claims to the optionors.

The combined Kena Claims and Adjacent Claims (the "Kena Property") have been systematically explored with geological mapping, geochemical sampling, geophysical surveys and diamond drilling. This work has identified two principal targets on the Kena Property; namely, the Gold MountainZone and Kena Gold Zone. To date, 119 Diamond Drill Holes totalling 18,135 meters have tested these two zones.

The Company filed a technical report dated June 3, 2004, entitled "Preliminary Resource Calculations for Gold Mountain and Kena Gold zones, Kena Property, BC" (the "Technical Report") in compliance with the requirements of National Instrument 43-101 – Standard Disclosure for Mineral Projects, via SEDAR, which detailed preliminary resource calculations on the Gold Mountain and Kena Gold zones. The Technical Report was prepared by Mr. Gary Giroux, P. Eng., MASc., and Linda Dandy, P. Geo., both of whom were consulting geologists. As at the date of the Technical Report, author Gary Giroux was an independent qualified person contracted to complete modeling and resource calculations on the Kena Property data collected by Sultan and author Linda Dandy directly supervised all work carried out by Sultan on the Kena Property. The Technical Report showed a combined resource of 11,820,000 tonnes containing 381,000 ounces of gold in the measured and indicated category with an additional 389,000 ounces in the inferred category. The resource has an average grade of 1.0 g/T using a cut off grade of 0.5 g/T gold. The results of this initial resource calculation from the Technical Report are summarised as follows:

Gold Mountain Zone		
Measured + Indicated	**= 5,490,000 tonnes at 1.040 g/T**	**(184,000 ounces gold)**
Inferred	**= 10,710,000 tonnes at 0.967 g/T**	**(333,000 ounces gold)**

Kena Gold Zone		
Measured + Indicated	**= 6,330,000 tonnes at 0.969 g/T**	**(197,000 ounces gold)**
Inferred	**= 1,440,000 tonnes at 1.216 g/T**	**(56,000 ounces gold)**

Computer modeling done as part of the resource study indicates numerous untested areas adjacent to mineralized blocks. The Technical Report suggests that additional diamond drilling could significantly expand resources in both the Gold Mountain and Kena Gold zones.

Regional prospecting of the Kena Property has shown additional targets of economic potential on the property. Of particular interest are the South Gold Zone and the Silver King Mine areas. Prospecting and preliminary diamond drilling suggests that the South Gold Zone may have potential for gold grades and mineralization comparable to the Gold Mountain and Kena Gold zones. In 2005, a new copper-silver showing was discovered by prospecting near the historic Silver King Mine, which is located approximately 1,500 metres southwest of the Company's Gold Mountain Zone. A trenching program investigated the potential of this new discovery in 2006.

Property Description and Location

The Kena Property is located within the Nelson Mining Division and consists of 10 modified grid, 36 Crown Grants and 205 two-post and fractional claims to total 390 units. (see Figure I: Location Map showing exploration and mining zones on the Property).

The claims cover an area of approximately 8,200 hectares and are centered at latitude 49°26'N and longitude 117°17'E. Staked claims (modified grid and tow-post) are listed in Table I and Crown Granted claims are listed in Table II. The staked claims have been common dated to an anniversary date of February 28, and all claims have ten years work

applied to them, making the next expiry year 2013. The Crown Grants require annual taxes to be paid and all taxes are currently up to date. The claims have not been surveyed.

TABLE I – KENA CLAIMS
CLAIM INFORMATION

Claim Name	Units	Record#	Owner /Optionor	Claim Name	Units	Record#	Owner /Optionor
GM 1	1	390584	Sultan	SK 12	1	382810	Sultan
GM 2	1	390585	Sultan	SK 13	1	382811	Sultan
GOLD MOUNTAIN	20	389877	Sultan	SK 14	1	382812	Sultan
TAMARAC	9	389878	Sultan	SK 15	1	382813	Sultan
TAM	1	389879	Sultan	SK 16	1	382814	Sultan
GC 1	1	382801	Sultan	SK 17	1	382815	Sultan
GC 2	1	382802	Sultan	SK 18	1	382816	Sultan
GC 3	1	382803	Sultan	SK 19	1	384262	Sultan
GC 4	1	382804	Sultan	SK 20	1	384263	Sultan
GOLD MTN	1	232760	Janouts /Bourdon	SK 21	1	384264	Sultan
GOLD MTN 2	1	232761	Janouts /Bourdon	SK 22	1	384265	Sultan
GOLD MTN 9FR	1	232763	Janouts /Bourdon	SK 23	1	384266	Sultan
MAC 1	20	232794	Janouts /Bourdon	SK 24	1	384267	Sultan
COT	1	233177	Janouts /Bourdon	SK 25	1	384268	Sultan
ROAD SIDE FR	1	233178	Janouts /Bourdon	SK 26	1	384269	Sultan
COT FR	1	233179	Janouts /Bourdon	SK 27	1	384270	Sultan
MAS FR	1	233180	Janouts /Bourdon	SK 28	1	384271	Sultan
TEE FR	1	233181	Janouts /Bourdon	SK 29	1	391009	Sultan
FLAT FR	1	233182	Janouts /Bourdon	SK 30	1	391010	Sultan
AU 2	1	233231	Janouts /Bourdon	SK 31	1	391011	Sultan
AU 4	1	233232	Janouts /Bourdon	SK 32	1	391012	Sultan
LINDE 2	1	233261	Janouts /Bourdon	GC 5	20	387621	Sultan
LINDE 1	1	233262	Janouts /Bourdon	GC 6	18	387622	Sultan
KENA FR	1	233294	Janouts /Bourdon	GC 7	1	387623	Sultan
MAGPIE	1	233606	Janouts /Bourdon	GC 8	1	387624	Sultan
ELDORADO	1	233607	Janouts /Bourdon	GC 9	1	387625	Sultan
PACTOLUS FR	1	233608	Janouts /Bourdon	GC 10	1	387634	Sultan
SHAFT FR	1	233609	Janouts /Bourdon	GC 11	1	387635	Sultan
DEER FR	1	233610	Janouts /Bourdon	GC 12	1	387636	Sultan
MIDNITE FR	1	233611	Janouts /Bourdon	GC 13	1	387637	Sultan
KENA 18	1	235349	Janouts /Bourdon	GC 14	1	387638	Sultan

Claim Name	Units	Record#	Owner /Optionor	Claim Name	Units	Record#	Owner /Optionor
KENA 19	1	235350	Janouts /Bourdon	GC 15	1	387639	Sultan
KENA 20	1	235351	Janouts /Bourdon	GC 16	1	387640	Sultan
KENA 21	1	235352	Janouts /Bourdon	GC 17	1	387641	Sultan
KENA 22	1	235353	Janouts /Bourdon	JUNE 1	20	387642	Sultan
KENA 23	1	235354	Janouts /Bourdon	JUNE 2	1	387643	Sultan
KENA 24	1	235355	Janouts /Bourdon	JUNE 3	1	387644	Sultan
KENA 25	1	235356	Janouts /Bourdon	JUNE 4	1	387645	Sultan
SHAFT W1	1	362976	Janouts /Bourdon	JUNE 5	1	387646	Sultan
SHAFT W2	1	362977	Janouts /Bourdon	JUNE 6	1	387647	Sultan
CAT 1	1	372729	Sultan	JUNE 7	1	387648	Sultan
CAT 2	1	372730	Sultan	JUNE 8	1	387649	Sultan
CAT 3	1	372731	Sultan	JUNE 9	1	387650	Sultan
CAT 4	1	372732	Sultan	SAND 1	1	392165	Sultan
CAT 5	1	373750	Sultan	SAND 2	1	392166	Sultan
CAT 6	1	373751	Sultan	SAND 3	1	392167	Sultan
CAT 7	1	373752	Sultan	SAND 4	1	392168	Sultan
CAT 8	1	373753	Sultan	SAND 5	1	392169	Sultan
CAT 9	1	373754	Sultan	SAND 6	1	392170	Sultan
CAT 10	1	373755	Sultan	GA 8	1	392532	Sultan
CAT 11	1	373756	Sultan	GA 7	1	392533	Sultan
CAT 12	1	373757	Sultan	GA 6	1	392534	Sultan
CAT 13	1	373758	Sultan	GA 5	1	392535	Sultan
CAT 14	1	373759	Sultan	GA 4	1	392536	Sultan
CAT 15	1	373760	Sultan	GA 3	1	392537	Sultan
CAT 16	1	373761	Sultan	GA 2	1	392538	Sultan
CAT 17	1	373762	Sultan	GA 1	1	392539	Sultan
CAT 18	1	373763	Sultan	ST 1	6	233240	Addies
CAT 19	1	373764	Sultan	AG 1	1	233249	Addies
CAT 20	1	373765	Sultan	AG 2	1	233250	Addies
CAT 21	1	373766	Sultan	AG 3	1	233251	Addies
CAT 22	1	373767	Sultan	AG 4	1	233252	Addies
CAT 23	1	374197	Sultan	AG 5	1	233253	Addies
CAT 24	1	374198	Sultan	AG 6	1	233254	Addies
CAT 25	1	374199	Sultan	ST 2	2	233255	Addies
CAT 26	1	374200	Sultan	WHISKERS 1	1	233278	Addies
CAT 27	1	374201	Sultan	WHISKERS 2	1	233279	Addies
CAT 28	1	374202	Sultan	WHISKERS 3	1	233280	Addies
CAT 29	1	374203	Sultan	WHISKERS 4	1	233281	Addies
CAT 30	1	374204	Sultan	AG	1	233375	Addies
CAT 31	1	374205	Sultan	DELIGHT	1	234603	Addies
CAT 32	1	374206	Sultan	ATLANTIC	1	234605	Addies
CAT 33	1	374207	Sultan	GOLDEN STAR 1	1	350277	Addies
CAT 34	1	374208	Sultan	GOLDEN STAR 2	1	350278	Addies
CAT 35	1	374209	Sultan	GOLDEN STAR 3	1	350279	Addies
CAT 36	1	374210	Sultan	GOLDBED 1	1	350280	Addies
CAT 37	1	380091	Sultan	GOLDBED 2	1	350281	Addies
CAT 38	1	380092	Sultan	GOLDBED 3	1	350282	Addies
CAT 39	1	380093	Sultan	GOLDBED 4	1	350283	Addies
CAT 40	1	380707	Sultan	GOLDBED 5	1	350284	Addies
CAT 41	1	380708	Sultan	GOLDBED 6	1	350285	Addies

Claim Name	Units	Record#	Owner /Optionor	Claim Name	Units	Record#	Owner /Optionor
CAT 42	1	380709	Sultan	SK	1	350286	Addies
CAT 43	1	380710	Sultan	EP	1	350287	Addies
CAT 44	1	380711	Sultan	PY	1	350288	Addies
CAT 45	1	380712	Sultan	K	1	350289	Addies
CAT 46	1	382323	Sultan	SANDY 1	1	366379	Addies
CAT 47	1	382324	Sultan	SANDY 2	1	366380	Addies
STAR 1	1	374211	Janouts /Bourdon	SANDY 3	1	366381	Addies
STAR 2	1	374212	Janouts /Bourdon	SANDY 4	1	366416	Addies
NOMAN	20	378493	Sultan	SILVER STAR 1	1	387291	Addies
SAKE	1	379797	Sultan	SILVER STAR 2	1	387292	Addies
SK 1	20	382325	Sultan	GREAT WESTERN	1	232860	Bourdon
SK 2	1	382326	Sultan	IRENE	1	232861	Bourdon
SK 3	1	382327	Sultan	GREAT EASTERN	1	232862	Bourdon
SK 4	1	382328	Sultan	CARIBOO L5265*	1	232846	Cherry
SK 5	1	382329	Sultan	PRINCESS L2023*	1	232990	Cherry
SK 6	1	382330	Sultan	EAST SIDE*	1	370251	Cherry
SK 7	1	382805	Sultan	SUNNYSIDE*	1	370252	Cherry
SK 8	1	382806	Sultan	CLEOPATRA*	1	386469	Cherry
SK 9	1	382807	Sultan	IROQUOIS FR	1	304198	Arbutus
SK 10	1	382819	Sultan	IVANHOE 3	1	321250	Arbutus
SK 11	1	382809	Sultan	GRAND	1	373681	Denny

**Claims written off and returned to optionor in fiscal 2006.*

Table I shows the claims staked and owned 100% by Sultan. Sultan has the right to acquire 100% ownership in the remainder of the claims, which are under option from Janouts/Bourdon, Addies, Bourdon, Denny, Cherry (returned to optionor in fiscal 2006), Arbutus, and Wirth et al.

TABLE II – CROWN GRANTED MINERAL CLAIMS

Claim Name	Lot Number	Optionor
TOUGH NUT	L199	Addies
GRIZZLY BEAR	L105	Arbutus
SILVER QUEEN	L105A	Arbutus
KOOTENAI BONANZA	L140	Arbutus
SILVER KING	L141	Arbutus
AMERICAN FLAG	L142	Arbutus
DANDY	L231	Arbutus
FOREST	L233	Arbutus
NEW MARKET	L235	Arbutus
DEMOCRAT	L236	Arbutus
UNION JACK	L244	Arbutus
KOH-I-NOOR	L245	Arbutus
LULU	L247	Arbutus
HANNAH	L371	Arbutus
HIDDEN TREASURE	L411	Arbutus
OLLIE	L412	Arbutus
ETNA	L414	Arbutus
COPPER KING	L417	Arbutus
GRAND VIEW	L685	Arbutus
YOUNG DOMINION	L2541	Arbutus
MONEY MARKET	L3252	Arbutus
O.V.G.	L3254	Arbutus
EUREKA	L3255	Arbutus
VICTORIA FR.	L12273	Arbutus
STARLIGHT FR.	L12274	Arbutus
STARLIGHT	L684	Denny

Claim Name	Lot Number	Optionor
BLACK WITCH	L4146	Denny
GOLD BELL	L4155	Denny
VICTORIA	L248	Wirth, et al
JESSIE	L686	Wirth, et al
BID	L901	Wirth, et al
JMB	L902	Wirth, et al
DAYLIGHT	L907	Wirth, et al
GOLD KING FR	L14699	Wirth, et al
BERLIN	L3251	Wirth, et al
MILLSITE FR	L14700	Wirth, et al

The above listed Crown Granted claims all have mineral rights and lot numbers 140, 141, 142, 231, 244, 245 and 412 also have surface rights included. All of the remaining Crown Granted claims and all the staked claims are located on Crown lands.

The claims optioned from Otto Janout (40%) and Otakar Janout (40%) and Robert Bourdon (20%) comprise the original Kena Property. The Kena 18 to 24 claims cover the Kena Copper and South Gold zones. The remainder of the claims cover the Kena Gold Zone, the Cat and Shaft showings and the eastern portion of the Gold Mountain Zone. In 2003, upon making payments of $110,000 cash and 200,000 shares to the optionors, these claims were held 100% by Sultan subject to an NSR. Upon commencement of production, Sultan must also make an additional 100,000 share payment. The NSR is 3% for gold and silver and 1.5% for other metals, of which Sultan can purchase one half for $2,000,000 or 7,000 ounces of gold, whichever is greater.

The Tough Nut Claim Group, comprised of 41 mineral claims, units and crown grants, was optioned from Lloyd Addie and Gordon Addie in 2001 for payments of $120,000 cash and 200,000 shares to be made over a four year period. In 2004, upon completion of $40,000 and 150,000 shares in payments, the terms of the agreement for the option of the Tough Nut Claim Group were modified such that Sultan became fully vested in three of the claims, namely the EP, PY and SK claims. The remaining claims, minerals units and crown grants were returned to the optionor. Sultan now holds 100% interest in the three claims, subject to an NSR of 3% for gold and silver, and 1.5% for other metals, of which Sultan can purchase $^2/_3$ for $2,000,000.

The three units comprising the Great Western Group were optioned from Robert Bourdon for payments totalling $45,000 cash and 200,000 shares. In 2004, upon completion of all payments, Sultan was vested with 100% interest in these claims subject to an NSR. Upon positive feasibility, an additional 200,000 shares will be paid. The NSR is 3% on gold and 1.5% on other metals, of which Sultan can purchase $^2/_3$ for $1,000,000.

The Cariboo, Princess and Cleopatra properties consisted of 5 claim units (115 hectares) optioned from Tom Cherry in December 2001. The terms of the option were such that Sultan was to make total cash payments of $52,500 and issue 200,000 common shares to the vendor by December 2006. In exchange for the above cash and share payments, in 2006 Sultan would earn 100% interest in the properties, subject only to royalties payable to the vendor, of 3.0% net smelter returns from production of gold and silver, 1.5% NSR from production of other metals and a further 200,000 common shares of Sultan due upon receipt of a positive feasibility study. Sultan would have the right to purchase ? of the above NSR from the vendor for $1,000,000 upon commencement of commercial production. The Company returned the claims to the optionor in fiscal 2006 and $65,625 in related acquisition costs were written off.

On March 12, 2003, the Company entered into an option agreement to acquire the Athabasca Claim Group consisting of ten reverted crown grants and three located claims, located near Ymir, British Columbia, by making payments of $50,000 ($15,000 Paid) and issuing 200,000 common shares (175,000 issued) to the optionor over a three-year period. In March 2005 the Company and the optionor agreed to defer cash payments due in 2005 and 2006 for one year each in exchange for the acceleration of one half of the 2006 common share payment of 50,000 common shares. The December 2004 share payment and the accelerated 2006 share payment were made in January 2005. Subsequent to December 31, 2005, the Company terminated the option agreement on the property and the related acquisition costs were written off.

In 2003, Sultan renegotiated its option agreement to earn 100% in the Silver King Mine Property comprised of 24 crown grants and two claims optioned from Arbutus Resources. The terms of the option are that Sultan must make total cash payments of $140,000 and issue 250,000 common shares to the optionor over a four-year period. Sultan must also make a cash payment to the optionor in 2007 equal to the greater of (a) $240,000 or (b) 120% of the 2007 assessed value of the surface rights for seven Crown granted claims. A further 200,000 common shares of the Company are to be issued upon

receipt of a positive feasibility study on commencement of commercial production. An NSR of 3.0% from production is payable to the optionor with a minimum annual royalty payment of $40,000 (indexed to Statistics Canada Consumer Price Index using 2003 as a base year). Sultan has the right to purchase 50% of the above NSR for $1,000,000 upon commencement of commercial production.

The Starlight Claim Group, consisting of three Grown Grants (L684, L4146, L4155) and one mineral claim (tenure number 373681) was optioned from Jack Denny in April 2002. The terms of the option were such that Sultan was to make total cash payments of $15,000 and issue 60,000 common shares to the optionor over a two year period. In 2004, Sultan was vested with 100% interest in the properties, subject only to royalties payable to the vendor, of 1.0% NSR from production of gold, silver and other metals. Sultan has the right to purchase the NSR from the optionor for $1,000,000 upon commencement of commercial production.

In July 2002, Sultan optioned the Daylight Claim Group, consisting of 8 crown grants (L248, L686, L901, L902, L907, L3251, L14699, L14700) from Janet Wirth, Richard White, Norma Schiller, Estate of Frances M. Fraser and Estate of Caroline R. Baillie (collectively for this paragraph, the "Optionors"). The terms of the option were that Sultan made total cash payments of $52,500 and issue 175,000 common shares to the Optionors over a three-year period, which ended in 2005, when Sultan was vested with an 87.5% interest in the properties, subject to royalties payable to the Optionors of 3% NSR from the production of gold and silver and 1.5% NSR from the production of other metals, and a further 175,000 shares upon completion of a positive feasibility study. Sultan has the right to purchase $^{2}/_{3}$ of the NSR from the Optionors for $875,000 upon or prior to commercial production.

In September 2002, Sultan entered into an agreement with Kinross Gold Corporation whereby Kinross could earn a sixty percent (60%) interest in the Kena Property, by incurring $10.0 million in exploration expenditures over a five year period ending September 4, 2007, and making $1.0 million in cash payments to Sultan over four years. Kinross expended over $950,000 in exploration expenditures and returned the property to the Company before it earned its initial interest in the property.

There are no pre-production royalties, back-in rights or other agreements or encumbrances to these claims known to the Company with respect to Sultan's option right to them. To the best of the Company's knowledge, there are no environmental liabilities existing on the property. The Company foresees no permitting obstacles for a year-round drill program as in the past prior drill programs have been permitted and conducted throughout the property year round.


British Columbia
KENA PROPERTY
LOCATION MAP
6
Legend
Kena Property
Silver King Porphyry Unit
Gold Soil Anomaly > 25 ppb
Copper Soil Anomaly > 100 ppm
0 2,000
metres
QP - L. Dandy, P.Geo. (NI 43-101)
After Höy & Andrew (1989)

Figure I: Location Map showing exploration and mining zones on the Property

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Kena Property is via Highway 6, south from Nelson for 7 kilometres then west and south along the Giveout and Gold Creek Forest Service Roads. The Giveout and Gold Creek Roads and a number of 4x4 roads run through the claims. The southern portion of the claim block is accessed off Highway 6. A new logging spur road leaves Highway 6 about 10 kilometres south of Nelson, off the Clearwater Creek Forest Service Road at kilometre 8. This new logging road, currently under construction, will provide access into the Euphrates and Gold Cup areas.

Climate is typical of the southern interior of British Columbia with freezing temperatures from 0° to −20° C from November to March (averaging −5° C) and mild temperatures ranging from 10° to 30° C from April to October (averaging 15.7° C). Precipitation averages 790 millimetres per year, with a substantial portion in the form of snow, averaging 225 centimetres per year.

The Highway 6 corridor, which runs along the eastern margin of the claim block, also carries a power line and rail bed. Teck Cominco Ltd.'s Trail smelter facility is located about 45 minutes drive southwest of the property. Crew lodgings are available in Nelson or Salmo. A skilled labour force for mining and exploration is available in Nelson, Salmo, Trail and Castlegar. Trail, Nelson and Castlegar are also major supply and service centres for the resource industry.

The Kena Property is located in an area of rugged terrain. Topography on the property is steep with elevations ranging from 895 metres at Cottonwood Lake to 1,795 metres on the southwestern portion of the claim area. Outcrop is somewhat limited on the property, generally confined to creek gullies and road cuts, with more prevalent outcrops on steeper slopes. The Gold Mountain Zone lies at an elevation of about 1,400 metres, along a relatively flat bench area above the steep topography leading to the Cottonwood valley.

Several portions of the claim area have recently been logged, with the remainder being covered with first and second growth forest consisting of balsam, fir, spruce, hemlock, cedar and occasional white pine. Thick growths of alder and devil's club are found along creek gullies.

History

The Kena Property was first described by G.M. Dawson in the Geological Survey of Canada Summary Report for 1888-1889. Dawson stated that gold mineralization is located within a "...quantity of pyritized material which...appears to be practically unlimited..." in size.

No further information on exploration appears in either the Geological Survey of Canada records or the Provincial Government records within the Ministry of Mines, thus little is known about exploration on the claim area prior to 1973. Post 1973 exploration has identified numerous old prospect pits and trenches, as well as several old adits indicating periods of exploration activity during the early part of the century.

The Kena Claims

Prospector Otto Janout staked the original Kena claims in 1973. Since then the property has been optioned and worked by various companies. The exploration work completed since 1973 is summarized below:

1974 Ducanex Resources Ltd.

The company collected soil samples and drilled four percussion holes in the Kena Gold Zone. Chip sampling of the Main Trench in 1973 yielded 2.38 g/T gold over 9.85 metres. The soil sample results showed high copper and gold values, ranging up to 1,100 ppm copper and 4,600 ppb gold, with background gold values around 350 ppb. The company drilled four percussion holes aggregating 250 metres on the gold prospect. The results of the drilling suggested the presence of a mineralized zone from 6 to 12 metres thick of about 1.36 to 1.70 g/T gold. The zone strikes at about 290°, dips 60° to the southwest, and has a projected strike length of 230 metres. Prospecting also resulted in the discovery of a large zone of copper mineralization in the southeastern section of the claims.

1975 Lacanex Mining Company Ltd.

A program of geological mapping and geochemical sampling carried out over wide spaced (120 to 250 metre) grid lines in the southern portion of the claim block resulted in identifying a series of large linear copper anomalies which follow the regional foliation. 27 chip samples were taken at 3-metre intervals along the entire 82 metres of an old adit located within the Kena Copper Zone, with the samples averaging 0.16% copper over the entire length. This adit was probably driven to intersect a two-foot wide quartz vein at depth. A grab sample from the quartz vein assayed 1.1% copper and 2.6 g/T gold.

1976-77 Quintana Minerals Corp.

The program consisted of geological and geochemical surveys based on the hypothesis that visible sulphide mineralization within the Kena Copper Zone represented the upward extent of a porphyry copper sulphide system. In 1977, the company carried out a wide spaced IP survey along lines 240 metres apart with a dipole spacing of 100 metres. The work resulted in a chargeability anomaly parallel to the strike of the volcanics and approximately coincident with the copper geochemical anomaly. Lithogeochemical sampling ranged as high as 21 metres of 0.53% copper cut along an outcrop of sericite schist.

1981-82 Kerr Addison Mines Ltd.

Kerr Addison's exploration program consisted of both geological and geochemical surveys conducted over the entire property followed by six diamond drill holes. Three drill holes aggregating 528.5 metres were completed on the Kena Gold Zone. The best intercept from this work was 2.18 g/T gold over 15 metres in hole 81-KK-2. Three wide spaced holes aggregating 635.2 metres were completed in the Copper Zone. The top 51 metres of drill hole 88-KK-4 assayed 0.27% copper. Samples representing 63 metres of the underlying 85 metres average 0.16% copper. Sampled intervals in drill hole 81-KK-6, near the previously sampled copper adit, yielded 0.18% copper over a 45-metre section. Gold content in these Copper Zone holes ranged up to 0.3 g/T locally.

1985 Lacana Mining Corporation

Lacana Mining Corporation carried out a program of backhoe trenching and drilled 13 holes aggregating 1,315.8 metres. Twelve of the holes were in the Kena Gold Zone with one hole, LK85-12, drilled approximately 175 metres south of the Kerr Addison hole 81-KK-4, at the northern end of the Kena Copper Zone.

The best drill intercept, located beneath the Kena Gold Zone Main Trench, yielded 6.05 g/T gold over 4.8 metres in hole LK85-7. While a step-out hole LK85-18 drilled about 100 metres southeast of LK85-7, yielded 1.86 metres grading 6.32 g/T gold. Other work carried out in this period included an airborne geophysical survey that measured magnetics, resistivity, electromagnetics and VLF-EM.

1986 Lacana Mining Corporation

Lacana's program consisted of an extensive grid covering an area about 1.70 kilometres by 0.70 kilometres northwest of the Kena Copper Zone. The company carried out geological and geochemical surveys as well as magnetic and VLF-Em surveys. The soil samples were run for gold, with select lines analyzed for 30 elements by ICP. The company drilled 22 holes in the area of the Kena Gold Zone and its postulated extension. Hole LK86-20 yielded 9.03 metres grading 4.76 g/T gold. Numerous intersections of auriferous and barren silicified and pyritized fracture zones were identified in the drilling. Many of these zones tend to be aligned along a broad northwest trend. Most of the individual higher grade zones were narrow with sub-economic grade, and the general conclusion was that their spotty and discontinuous characteristics made them difficult targets to chase to depth.

It is important to note that Lacana's program was designed to locate a relatively narrow but higher grade gold intercept, where the infill core sampling by Sultan indicates that, in fact, large tonnage, lower grade gold mineralization exists at the Kena Gold Zone.

1987 Tournigan Mining Exploration Ltd.

Tournigan drilled six holes aggregating 918.93 metres. The core from this program was selectively split with only 89 samples aggregating 134.61 metres analyzed for gold, silver and copper. Drill hole TK-87-42 was collared between previous holes KK-81-4 and LK85-12, within the Kena Copper Zone, in order to test

anomalous gold and copper soil geochemistry and where there appeared to be a gap in previous drill coverage. Hole TK-87-42 was selectively sampled with 25 samples taken of which the best copper intersection was 0.175% copper over 9.72 metres.

Drill hole TK-87-43 was drilled to test Lacana's geological interpretation of section 48+50N. Five intervals of 1.5-metre widths grading better than 1 g/T gold were returned. These grades were taken to suggest a continuation in depth of narrow zones intercepted in hole LK85-14 on Section 48+50N. Only 43.50 metres of this 139.60-metre deep hole was sampled, and Sultan's infill core sampling program has extended the widths of many of these reported "narrow" zones. For example, in three of Tournigan's reported gold intercepts, samples were not collected from the adjacent core segments.

The last four holes TK-87-44 to TK-87-47 were located in order to intersect the possible southern extension of a mineralized fracture zone approximately 500 metres north of the property, known as the Shaft showing. However, no structure or mineralized zone was interpreted as the southern extension of the Shaft mineralization. Again, this conclusion is based on incomplete diamond drill core sampling. It is important to note that Sultan's 1999 infill sampling program obtained results up to 50.8 g/T gold over a 1.0-metre interval in hole TK-87-46 within a 60-metre segment of drill core that had never been sampled.

1989 Golden Lake Resources Ltd.

Golden Lake Resources Ltd. optioned the property in late August 1989. Personnel for Noramco Explorations Inc., operator for Golden Lake Resources Ltd., spent several days at the Kena Property in October 1989. A preliminary work program was undertaken to locate and tie in claim posts and several old grids over which much of the previous work had been completed. The results of this work were used to compile technical data with the objective of formulating a detailed exploration plan for the property. Noramco Mining Corporation optioned the property from Golden Lake in June 1990 and assumed the option agreement obligations to the prospector vendors.

1990-91 Noramco Mining Corporation

The exploration program from July to September 1990 consisted of geological mapping, soil sampling and geophysical surveys. Work was restricted to the Kena Copper Zone in the southern portion of the property and to an area encompassing Gold Creek north of the old Lacana grid. In October of 1990, four NQ diamond drill holes totalling 1,055 metres were completed on the property. Two of the holes were in the Gold Creek area (at the very south edge of what is now known as the Gold Mountain Zone) and the other two were within the Kena Copper Zone. One of the holes into the south end of the Gold Mountain Zone returned 0.4 g/T gold over its entire 235.5-metre length, including 24 metres of 1.1 g/T gold and 9 metres of 2.3 g/T gold.

In 1991, additional geochemical, geological and geophysical surveys plus diamond drilling were carried out on the property. Work concentrated on the Kena Gold Zone in the north section of the property and in the Kena Copper Zone in the southeast section of the property. Three diamond drill holes aggregating 1,074 metres were completed. Holes NK91-1 and 2 were drilled in the south and north ends of the Kena Copper Zone respectively, and NK91-3 was drilled into the Kena Gold Zone. The most significant results of this final historic exploration program were returned from NK91-3 which was the deepest hole ever drilled into the Kena Gold Zone. This hole returned values at depth (from 212 to 352 metres) of >0.5 g/T gold over 140-metres width, including 10 metres of >1.5 g/T gold. Earlier diamond drill holes in this area averaged 100 to 150-metres depth.

The Shaft Claims (From 1984 to 1999 the Shaft claims were worked as a separate property from the Kena claims)

1984 Lacana Mining Corporation

Lacana completed geochemical surveys, some trenching and sampling and an airborne magnetic-electromagnetic survey.

1987-88 South Pacific Gold

South Pacific Gold carried out a program of line cutting, geological mapping, geochemical soil sampling, magnetic and induced polarization surveys, and six NQ diamond drill holes aggregating 762 metres. Drilling was confined to a copper-gold occurrence referred to as the Shaft showing.

1989 Golden News Resources Inc./Noramco Explorations

Golden News Resources Inc. optioned the property in 1989. Noramco Explorations, on behalf of Golden News Resources, completed a program including line cutting, magnetic – VLF-EM surveying, induced polarization geophysical surveying, geochemical sampling and detailed geological mapping. Results of this work, combined with those of previous exploration companies indicated three drill targets were present; the Dighem, Princess and Silver King Porphyry Contact (now called Gold Mountain) zones.

1990 Noramco Mining Corporation

Noramco optioned the property from Golden News in June 1990 and drilled four holes across the Dighem geochemical and geophysical anomaly. No results of any significance were obtained from this zone. Two additional holes were drilled, one at the Princess showing and one to the west of the Dighem anomaly over a second geochemical and geophysical target.

Previous Work by Sultan Minerals Inc.

After 1991, no further work was done on either the Kena or Shaft claims until 1999 when Sultan optioned the now amalgamated Kena Property. From 1999 to 2003, Sultan completed significant exploration programs as summarized below:

Kena Gold Zone

Initial work in the Kena Gold Zone concentrated primarily on re-logging and assaying of previously drilled but unsampled diamond drill core. Re-logging of core included close examination of structural features, alterations and mineral assemblages in order to better define mineralization controls. In the field, three sections across the Kena Gold Zone were mapped in detail with special emphasis on structures and mineralization. Results indicate that wide zones of low-grade gold mineralization exist throughout the 1,000 x 300 metre Kena Gold Zone.

In 2003, 14 short diamond drill holes were completed on the Kena Gold Zone. These holes were located to give shallow assay information required prior to completing the resource calculation.

Gold Mountain Zone

Work done by previous companies in what is now known as the Gold Mountain Zone consisted of soil geochemical and geophysical surveys over the Elise volcanic rocks and ended near the eastern contact of the Silver King intrusive. Notably high gold values in soil samples and high chargeabilities at the ends of the previous grid lines led to Sultan extending the grid lines to the southwest over the Silver King intrusive.

Initially, soil geochemistry identified a 3,300 x 1,400 metre zone containing high gold values. Geophysical surveys picked up chargeability and resistivity anomalies trending roughly parallel to the gold soil anomalies. An initial trenching program, near the centre of the Gold Mountain Zone, where surface rock samples assayed up to 2.7 g/T gold, led to the identification of the Discovery area. Trenches outlined an area of 120 metres by 90 metres, centred on L11+00N, 3+00E, where chip sampling averages 1.43 g/T gold.

Due to the encouraging soil geochemical and trenching results over the Gold Mountain Zone, in 2001 to 2003, diamond and reverse circulation drilling programs were conducted. A total of 11,075.73 metres in 72 diamond holes, plus 385.1 metres in 4 reverse circulation holes were drilled over an area of 2.2 x 0.7 kilometres. Drill results confirmed the depth extension of the widespread, porphyry style gold mineralization within the Silver King intrusive unit and across the contact into the Elise volcanics for a short distance. Also, the drill program found numerous "high-grade" gold intervals with one or more 2-metre samples running greater than 5 g/T gold in many of the drill holes.

South Gold Zone

In the fall of 2002, four diamond drill holes were put in at approximately 100-metre spacings across the central portion of the South Gold Zone. Drill results indicate the potential for a third large area of bulk tonnage style gold

mineralization on the Kena Property. The alteration and mineralization seen at the South Gold Zone is similar in style and intensity to that seen in the Gold Mountain and Kena Gold zones.

Geological Setting

Regional Geology (After Hoy and Dunne, 1997)

The Rossland Group is in the southern Omineca Crystalline Belt, an uplifted zone of variably metamorphosed and deformed Proterozoic to Tertiary rocks that straddles the boundary between accreted terranes and ancestral North America. The belt includes a series of structural culminations, typically cored by Paleoproterozoic crystalline rocks, and flanked in the intervening depressions by rocks similar to those in the Foreland Belt to the east. These rocks are structurally overlain by accreted rocks of the Slide Mountain and Quesnell terranes.

The Omineca Crystalline Belt comprises an imbricated succession of thrust sheets that were transported eastward in Mesozoic time. This tectonism was accompanied by intrusion of granitic bodies and localization of a variety of structurally controlled vein deposits. In early Tertiary time, regional extension resulted in local uplift of core complexes as cover rocks were displaced along low angle normal faults. This extension was associated with widespread mafic volcanism, intrusion of alkalic rocks and, locally, vein and shear-hosted mineralization.

The Rossland Group is traditionally regarded as the most eastern belt of volcanic rocks within Quesnellia, a terrane that comprises dominantly arc volcanics and associated sediments that were accreted to North America in Middle Jurassic time. These rocks tectonically overlie pericratonic rocks of the Kootenay Terrane or miogeoclinal Proterozoic to lower Paleozoic rocks that were deposited on the western ancestral margin of North America. The tectonic boundary between Quesnellia and pericratonic or cratonic rocks is locally marked by mafic volcanic rocks and associated ultramafics of the Slide Mountain Terrane, interpreted to record deposition in a marginal basin or back-arc setting that separated Quesnellia from North America. Overlap assemblages, rocks deposited after collision of accreted rocks with North America, include (in the Rossland-Nelson area) the Cretaceous Sophie Mountain Formation and Eocene Marron Formation.

Local and Property Geology

In Part I – Stratigraphy and Tectonics of the Early Jurassic Rossland Group (Bulletin 102) by Hoy and Dunne, the Elise Formation volcanics on the Kena Property are described under the subheading "Highway 6 Section, South of Nelson" (which bisects the Kena Property). The following is summarized from the above referred to publication:

Elise Formation

A complete section of the Elise Formation is exposed in the east limb of the Hall Creek syncline along Highway 6 south of Nelson. It has been subdivided into a lower and upper division. The lower Elise lies with apparent conformity on sedimentary rocks of the Ymir Group; a few argillite beds persist through the lower part of the lower Elise. It is a sequence of dominantly mafic flows and flow breccias, minor lahars and tuffs up to one kilometre thick.

A coarse-grained augite porphyry flow breccia is the dominant lithology of the lower Elise. Clasts and matrix are essentially augite porphyry with euhedral to subhedral augite or augite pseudomorphs up to one centimetre in diameter in a finer grained matrix of secondary plagioclase, biotite, chlorite, epidote and carbonate. Massive augite porphyry flows, with little evidence of brecciation, are not common.

The upper Elise in the Highway 6 section is a sequence of mafic to intermediate flows, tuffs and minor epiclastic deposits up to 2,500 metres thick. A number of cyclical sequences of pyroclastic rocks that typically grade upward from lapilli tuff to crystal tuff or fine tuff are common. Augite porphyry flows and flow breccias are a minor constituent.

The dominant lithology of the upper Elise in the Highway 6 section is a plagioclase-augite lapilli tuff of andesitic to shoshonitic composition. Clasts are generally darker than their matrix due to the preferential alteration of the fine-grained matrix to calcite, epidote and secondary plagioclase.

Crystal tuffs are commonly a lateral or vertical facies of the lapilli tuffs and are similar in composition. They are characterized by up to 20% plagioclase and typically only a few percent augite. The crystal tuffs are generally massive; only rarely is layering noted. However, a penetrative foliation, conspicuous in most outcrops, may mask many primary features.

Fine mafic tuff occurs as dark green, fine-grained layers commonly associated with augite porphyry units. Several percent broken, commonly saussceritized plagioclase phenocrysts, less than one millimetre in diameter, and rare quartz crystals are the only primary textures preserved in the tuff. A penetrative foliation is defined by aligned biotite.

Silver King Intrusions

A number of generally highly deformed feldspar porphyries, referred to as the Silver King intrusions occur within the Elise Formation south of Nelson. They have been dated as Aalenian to Toarcian and are interpreted to be collisional granitoids. Many are associated with copper, gold and silver mineralization.

The main Silver King intrusive body can be traced southeast from Giveout Creek, one kilometre south of Nelson. Several smaller lenses border this intrusion and others occur on the western slopes of Mount Elise. Outcrops of Silver King intrusions are typically cream-coloured and form resistant ridges. Contacts with Rossland Group rocks are either sharp and discordant or intensely sheared. The Silver King pluton is sheared along its margins. Commonly, smaller lenses form sericite phyllites that resemble, and have been mapped as, foliated felsic volcanic rocks. These contact relationships and the foliated to massive nature suggest that the Silver King intrusions are a pre to synkinematic suite.

The Silver King plutonic rocks are porphyritic, characterized by 30% - 60% euhedral to subhedral plagioclase phenocrysts, 5-10 millimetres in size in a fine-grained greenish grey groundmass. Quartz content ranges from 1% - 2%; grains are commonly resorbed which may indicate a high-level of intrusion. Generally, primary mafic minerals are not preserved although acicular secondary hornblende needles are locally observed. Accessory sphene and ilmenite are common; apatite is rare.

The Silver King intrusion has been strongly altered and sheared. Plagioclase twinning is commonly obscured by intense saussuritization and the inner zones of the phenocrysts are replaced by clusters of sericite needles. Mafic minerals are almost totally replaced by chlorite and calcite. The groundmass comprises abundant secondary albite, epidote, carbonate and often 10% - 50% interlocking aggregates of quartz grains and sericite "mats".

Based on major element chemistry, Silver King intrusive samples are dominantly quartz monzodiorites and granodiorites. Some samples plot in the tonalite and quartz diorite fields. Most Silver King samples plot in the calcalkaline field on a total alkali-silica plot, in contrast with high-K or alkaline character of many synvolcanic Early Jurassic plutons.

Gold Mountain Zone

The Silver King intrusive outcrops along much of the western margin of the property as a topographically significant ridge. In the Gold Mountain Zone, the eastern margin of this large body of Silver King intrusive is in contact with the adjacent Elise Volcanics on a relatively flat plateau area at about 1,400 metres elevation, where poor outcrop exposure occurs.

In the Gold Mountain Zone, the Silver King unit is a coarse to medium-grained plagioclase-hornblende porphyry. This unit is locally siliceous and in places weakly to strongly flooded with secondary potash feldspar. The plagioclase is weak to moderately sericitized, and hornblende is weak to locally highly chloritized. Epidote alteration is evident in many areas. The porphyry is locally mineralized with 1% to 5% disseminated pyrite, traces of molybdenite, chalcopyrite and malachite, and stringers and disseminations of magnetite and specular hematite.

Alteration patterns can be seen in the intrusive rocks in the Gold Mountain Zone. Alterations include K-spar (potassic), epidote, pyrite, magnetite, pyrite+magnetite, with tourmaline, pyrrhotite, hematite and chalcopyrite also being noted.

Structural Analysis

A portion of a detailed structural geology study on the Gold Mountain Zone, by consultant David Rhys, P.Geo., for Sultan is summarized here:

"Lithologies in the vicinity of the Gold Mountain Zone are affected by 120-160° striking azimuth, moderate to steep southwest dipping phyllitic penetrative to spaced foliation (S1) that is defined by the platy alignment of phyllosilicate minerals, and the flattening of clasts and phenocrysts. Foliation intensity is greatest, and generally penetrative, in the volcanic sequence. The Silver King porphyry is frequently unrestrained or affected by spaced S1 deavage surfaces with sericite or chlorite coatings. Local highly cleaved domains of spaced S1 foliation that are developed over intervals of several metres in some trenches define distributed zones of higher strain that may represent weak shear zones. A second, spaced cleavage, possibly corresponding with S2 locally occurs in some areas; it usually has a more northerly strike than the earlier S1 surfaces in the Gold Mountain trenches. A composite elongation and crenulation lineation (L1) plunges shallowly to the southeast within the plane of S1; the lineation is frequently visible on spaced foliation surfaces in the Silver King porphyry and may aid in re-orientation of drill core.

Several shear zones comprising discrete areas of penetrative foliation development and grain size reduction are present in the Silver King porphyry. Where most intense, porphyry textures are obliterated and a weak compositional lamination is developed; foliation is defined mainly by fine-grained sericite/muscovite +/- chlorite after feldspars and amphibole. The shear zones trend north with moderate to steep west dips, oblique to the northwest trend of S1 foliation, but subparallel to S2 spaced cleavage surfaces. The largest of thse identified during this study is exposed in outcrop along line 1400N between 320-330E, where the shear zone is at least 10 metres thick, before outcrop exposures terminate in overburden. Possible strike extensions of this structure may be represented by a shear zone outcrop present in a road cut just north of line 1100N at approximately 150E, and anastamosing, distributed shear zones developed in road exposures between 395E and 405E at approximately 1615N. All of these exposures occur along a linear, coincident apparent chargeability and resistivity low that may reflect the alteration of feldspars to phyllosilicate minerals in the structure, and the lack of, or low pyrite content in this structure when compared to adjacent porphyry exposures. Narrower shear zones of this type are also present near and/or along the Silver King porphyry contact in outcrop between 1280-1320N and approximately 450E, in trench TR-4 at 11m (10-30 cm thick; also intersected near the top of holes 01GM-01-03) and in trench TR-2 at 14 metres (5-25 cm thick); the latter is associated with a highly fractured, friable porphyry developed for 0.5 metres above this structure in outcrop that may represent late, brittle remobilization of this feather, although the structure was not identifiable in drill core.

Asymmetric foliation in lithons and pressure shadows surrounding plagioclase phenocrysts in the large shear zone on line 1400N, and in a weak shear zone in the porphyry near its eastern contact at approximately 870N suggest a sinistral shear sense on these structures. Shallow to subhorizontal elongation lineation defined by altered, elongated phenocrysts and chlorite blebs on shear zone foliation surfaces suggest primarily strike slip displacement with little vertical component. However, conflicting shear sense indicators obtained in the large shear zone where its is exposed at line 1600N suggest displacement may be multi-phase, and further work may be necessary to confirm absolute shear sense. Local, post-mineral sinistral-reverse displacement is indicated by oblique cleavage developed along some pyrite veinlets in trench 01TR-03.

Apart from minor structures defined by closely spaced sets of joints and fractures, and possible faults in rare areas of ground core, no brittle faults were observed in trenches or drill core.

To assess the potential morphology of mineralized zones, planar features including fracture, joints, cleavage, pyrite +/- quartz veinlets, and Fe-oxide veinlets and joint coatings probably after pyrite were measured in trench exposures. Fractures and veinlets display similar orientations, and have predominantly steep to moderate southerly dips, with strikes ranging from 330-150°, although some veinlets, particularly in trench 01TR-02, have shallow northeast and southwest dips. A cluster of steep northeast to north dipping orientations is also apparent, but not as abundant as the southerly dipping sets. Shallow dipping features and those with north to north-northeast trends are rare. When veinlets of all thicknesses are plotted independently, the same patterns are apparent, with the majority of veins having moderate to steep southwest to south dips; the same orientations are also apparent in mineralized portions of the Elise volcanic rocks adjacent to the porphyry. When only veinlets measure in intervals grading >2 g/t Au are plotted separately, orientations are similar, indicating consistent veinlet and fracture orientations in areas of all Au grades, alteration styles and lithologies.

This orientation of veinlets was also assessed through the use of veinlet core axis angles, and veinlet/cleavage angular relationships in drill core. Veinlet core axis angles vary systematically with drill hole orientation; holes drilled northeast (grid east = azimuth 060° from true north) most frequently range from 50-70°, while angles of 30-60° are most common in hole 01GM-03, drilled grid southeast (azimuth 073°) and angles of <20° are most common in hole 01GM-04, drilled grid west (azimuth 240°). The core axis angles are consistent with the moderate to steep southerly dips of veinlets obtained from direct measurements in trench exposures; the range of other less frequent orientations reflects the scatter in veinlet orientation and presence of a subsidiary steep northeast-dipping population. Lower core axis angles most frequently obtained in hole 01GM-03 (30-60°) than in holes 01GM-01 and 01GM-02 reflect the shallower strike angle that this drill hole makes with the common vein orientations. Where spaced S1 cleavage is developed in drill core, which is known to have moderate to steep southwest dips, veinlets most commonly form acute angles with, or are subparallel to, the cleavage, also consistent with these relationships."

In 2003, Dr. Trygve Hoy completed a structural mapping program over the mineralized trends on the Kena Property. His work has led to the following conclusions.

"Structure Summary

At least 3, and possibly 4, distinct phases of folding and faulting can be recognized on the Kena property. The earliest is a penetrative foliation and stretching lineation that is well-developed in the Elise Formation, but less obvious in the Silver King intrusion. It is related to tight folding and structural elongation of units. The most obvious structure is the south-plunging Hall Creek syncline; the Kena area is on the eastern upright limb of this fold.

North-trending Phase 2 shears clearly cut the early folds and related foliation. Three wide shear zones cross the northern part of the Silver King intrusion, and continue south into the Elise Formation. These shears are associated with breakdown of magnetite and therefore on a regional scale are marked by a magnetic low. Shears range from brittle zones, to ductile shears and into mylonites. They result in north-south extension and are therefore associated with conspicuous tension gashes, extensional veins and joints that trend more east-west.

Late faults, referred to as Phase 3 structures, trend northerly approximately parallel to the main structural grain. They are marked locally by zones of shattering or intense fracturing; they commonly parallel Phase 2 shears and some may, therefore, be a late (or less intense) Phase 2 structure. However, in the L1100 N area (Gold Mountain Zone discovery), they deform late (Tertiary?) dykes, and therefore formed after the Phase 2 shears.

Northeast-trending faults cross and offset the margins of the Silver King intrusion and dykes and sills within the Elise Formation. They have been mapped in three areas: north of the South Gold Zone, south of the L200 N Zone where they mark a conspicuous change in attitude of the Silver King, and north of L1100 N Zone. They clearly offset late Tertiary dykes.

North Gold Zone

Gold within the North Gold Zone appears to mainly reflect higher gold content within the upper part of the Silver King intrusion. However, it appears to have been upgraded locally by brittle, northwest trending Phase 2 structures that are associated with magnetite reduction and pyrite introduction. These Phase 2 structures project southward, to the L1100 N Zone.

L1100 N Zone

Examination of mineralization in the trenches suggests that gold here mainly reflects an original pyrite-K-feldspar-Au zone within a porphyry system that has been somewhat attenuated by the intense regional Phase I flattening and elongation. It occurs along the margin of the Silver King, and may locally be upgraded by brittle, north-trending (Phase 2?) structures. The zone may be truncated (or offset?) by a prominent north-trending shear (noted on an IP survey). Late northeast trending faults do not appear to have played an important role in gold upgrading or redistribution.

Cat and Shaft zones

These zones may record gold-copper mineralization that is unrelated to the Silver King porphyry system. Gold appears early, is associated with chalcopyrite and magnetite, and is concentrated in a fractured, diorite intrusive phase of the Elise Formation.

South Gold Zone

Gold mineralization within the Elise Formation is within a magnetic low, associated with pyrite, and is therefore distinct from earlier mineralization of the Cat/Shaft zones. Its probably related to porphyry style mineralization of the Silver King intrusion, even though it is concentrated in "country rock". Several Silver King dykes, and a plagioclase porphyry dyke that may be a phase of the Silver King, occur in the area. A local high-grade zone appears to be enhanced in brittle north-trending structures.

Summary

On a regional scale, gold appears to be mainly concentrated in the northern part of the Silver King intrusion, in fairly close proximity to the Elise Formation contact. Original gold mineralization can probably be related to a Au porphyry system, with associated potassic (K-feldspar) and variable magnetite content. The preferential distribution of magnetite, and possibly gold, in the north may reflect originally higher levels in the Silver King intrusion. The distribution of locally higher grade gold zones along the eastern margin of the Silver King and in the Elise Formation appears to be, at least in part, also structurally controlled.

The pronounced northerly orientation of units, including the Silver King, dykes, alteration assemblages and many of the magnetic linears is due mainly to flattening and attenuation during Phase I deformation. This flattening would also have attenuated zones within the upper levels of a porphyry system that contained variable but locally higher gold zones. It appears to be more pronounced in less competent (phyllitic) units, but virtually all phases of the Silver King, and even competent, virtually massive K-feldspar and gold enriched zones have a weak penetrative fabric, and early fractures appear to have rotated into a more northerly trend. Hence, it is believed that the main role of Phase I deformation is reorientation of early porphyry style gold mineralization and related alteration.

Phase 2 shearing appears to have locally upgraded gold content in the northern part of the Silver King intrusion. On a regional scale, Phase 2 shears are magnetite destructive and coincide, or at least in part, with the prominent regional magnetic low. This low is associated, in general, with zones of elevated gold content and locally with higher pyrite content. In the L2100 N area, the more western of these zones is fractured and veined, and contains higher gold content. In trenches here it appears as a northwest-trending zone of brittle shearing, with veins that may contain elevated gold, that trends at a slight angle westward from the regional foliation and a late mafic dyke. Farther south, in trenches near L200 N, north-trending brittle fracturing and shearing, with magnetite removed or replaced by pyrite?, contains higher gold content. In intensely sheared (ductile) zones, and in areas of mylonite, gold content is typically lower.

Late northeast-trending faults appear to coincide with areas that also have elevated gold content. However, these structures appear to be mainly post-Tertiary in age, and cannot be directly related to these increased gold values. It is possible, however, that more north-trending late structures, as occur in the South Gold Zone, (and possibly L200 N area) may remobilize and upgrade gold content."

Alteration Assemblage

Alteration assemblages found throughout the Silver King intrusive appear to have important relationships to the gold mineralization. Conclusions from an alteration mapping study, conducted by Kathryn Dunne, P. Geo., 2001, are as follows:

"Alteration mineral assemblages at the Gold Mountain Zone include:	
1) tourmaline stockwork	tourmaline+quartz+K-spar+pyrite
2) magnetite+quartz dominant	magnetite+quartz+chlorite+sericite+/-epidote+/-pyrite+/-carbonate
3) magnetite dominant	magnetite+K-spar+biotite+/-chlorite+/-epidote+/-hematite+/-tourmaline+/-pyrrhotite
4) magnetite+pyrite dominant	magnetite+pyrite+K-spar+biotite+/-chlorite+epidote+/-carbonate+/-sericite+/-quartz
5) pyrite dominant	pyrite+sericite+K-spar+chlorite+/-quartz+/-carbonate+/-tourmaline
6) quartz stockwork	quartz+pyrite+sericite+K-spar+chlorite+/-hematite+/-malachite+/-chalcopyrite+/-tourmaline+/-gypsum (after anhydrite)

Host rock composition (diorite), Au grades (avg. >1 g/T?), sulphide mineralogy (hydrothermal magnetite, pyrite), alteration distribution (K-silicate: magnetite-K-spar-biotite and sericitic: sericite-quartz-pyrite +/ gypsum), quartz veinlet stockworks and low silver content (<3ppm) are consistent with a porphyry gold depositional setting [see for example: Marte, Lobo, and Refugio (Sillitoe, 1995)]. The distribution of magnetite, magnetite + pyrite and pyrite dominated zones may reflect depth of alteration with magnetite dominant possible at deeper levels. The sericitic alteration may be an overprint on the K-silicate alteration. The sericitic alteration (pyrite dominant) contains quartz +/- tourmaline veinlet stockworks that host the bulk of the gold mineralization. Sillitoe (1997) notes that the presence or absence of sericite overprint does not seem to exert any control on gold content in porphyry gold deposits."

Deposit Types

A genetic connection between some of the satellitic phases of the Silver King intrusions and a number of mineral deposits has been suggested. Deposit types spatially associated with the Silver King intrusions include gold porphyry, "conformable" gold, shear-related copper-gold and copper-zinc-silver, and vein lead-zinc-silver-gold.

Mineralization

Mineralization in the Gold Mountain Zone appears to be associated with classic porphyry style alterations, disseminated sulphides and fracture coating sulphide and oxides. In the area of the 2000 "discovery" trenches, the feldspar porphyry is intensely fractured and altered. Sulphide mineralization consists of 1 to 5% disseminated and fracture coating pyrite, trace chalcopyrite (with accompanying malachite) and molybdenite. Heavy limonite and/or goethite and occasional pyrolusite occur on many of the fractures in the "discovery" area. Throughout the Silver King intrusive, although not abundant in the trench area, disseminated and fracture filling magnetite and specular hematite occur, up to 10% locally.

For information on mineral assemblages see the section on Alteration Assemblages under the Geological Setting heading.

Gold mineralization occurs predominantly as finely disseminated free gold grains within both the intrusive and volcanic rocks in the vicinity of their eastern contact. The gold grains often occur adjacent to pyrite grains or within narrow quartz veinlets, both of which show deformational characteristics, indicating that gold emplacement is either pre or syn-kinematic. Thin sections examined during petrographic studies show that very minor amount of gold also occur as tiny inclusions in pyrite grains, indicating an older gold phase (Well, R.C., 2001). As well, minor amounts of gold can be seen along narrow fractures, indicating a younger gold phase or later remobilization of the earlier gold.

Geologic Model

A three-dimensional solids model was produced for each of the Gold Mountain and Kena zones. The mineralized zone in each case was interpreted from cross sections constructed roughly perpendicular to the strike of the zones. Solids were constrained by the drill holes and shapes of mineralized zones were maintained between cross sections. The top of the solids was constrained by the supplied topographic surface.

Adjacent Properties

Several different mineralization types occur in the vicinity of Sultan's property and the most significant of these can be summarized as follows:

- The California prospect is a vein deposit in the Elise Formation between the Silver King intrusion and Nelson batholith. Quartz veins at the California deposit contain pyrite, galena, sphalerite and free gold.

- The Great Western and Kena Gold occurrences and Silver King Mine are examples of shear-related or "conformable" deposits.

- The largest past producer "associated with" the Silver King intrusions is the Silver King Mine (optioned by Sultan). The mine began production in 1896 and attracted a wide variety of attention to the Nelson area. The previously mined Silver King ore body comprises three main shear-controlled veins, with galena, chalcopyrite, pyrite and tetrahedrite and minor sphalerite, bornite and stromeyerite within highly sheared Elise Formation mafic volcanic flows near the eastern contact of the Silver King intrusion. The gangue is quartz, carbonate and siderite in sericite schist, a highly sericitized and sheared Silver King intrusion.

Exploration

Rock Sampling Techniques

Rock samples were collected during the course of mapping, predominantly in the vicinity of historic workings. Chip samples were taken as continuous samples collected perpendicular to bedding or mineralizing structures, wherever identifiable and consist of numerous 2 to 3 centimetre rock chips. Grab samples consist of two or three fist size pieces of rock representing a certain rock or mineralization type. All sample sites were marked with fluorescent flagging labelled with the sample number.

Samples were placed in poly bags labelled with the corresponding sample number and were shipped to Acme Labs Ltd. in Vancouver for analyses. In the laboratory, samples were crushed to minus 200 mesh and fire assayed for gold, plus geochemically analyzed for 30 additional elements by the ICP geochemical method.

Rock Sampling Results

For tabulated results of prior rock sampling programs, see Dandy, L., 2002 Technical Report, and various assessment reports dated 1999 to 2003. A brief discussion of the results will be given here for completion.

Gold Mountain Zone

Of relevance to the current report topic, several surface grab and chip samples collected from the Silver King intrusive in the Gold Mountain Zone returned significant gold assays, up to 7.75 g/T. During both the 2000 and 2001 programs, grab and chip samples have returned elevated gold values over an area of 1,500 x 500 metres. It is important to note that the 2000 "discovery" trench area was located in the vicinity of rock samples that ran between 0.5 g/T and 2.7 g/T gold. The 7.75 g/T gold sample is located 500 metres grid north and 400 metres grid west from the "discovery area" and occurs in very similar appearing intrusive rock containing minor narrow quartz stockwork. Samples collected throughout the Silver King unit confirm the consistency of gold mineralization and the homogeneous nature of the intrusive in the Gold Mountain Zone.

Kena Gold Zone

Sampling by Sultan in the Kena Gold Zone was confined to confirming chip sampling results from previously sampled trenches. At the Neil showing, assays returned gold values of 43.22 g/T and 0.44 g/T Au. The high-grade gold mineralization was found in a 50 centimetre wide ferrocrete layer which overlies portions of the Kena Gold Zone, and the 0.44 g/T gold value comes from a 5-metre chip sample collected across the Neil showing. The high-grade ferrocrete layer has undergone limited historical production (as evidenced by several old pits, trenches and caved adits), but no documented historical results have been found.

Other Showings

Exploration programs have concentrated on the Kena Gold and Gold Mountain zones with only limited prospecting and sampling conducted elsewhere on the property.

At the Kena Copper Zone, a rock grab sample collected from an old shaft assayed 2.87 g/T gold along with 3.99% copper. The highest previous values obtained from surface sampling in this zone are 2.6 g/T gold and 1.1% copper.

Late in 2000, new ground to the south of the initial claim holdings was acquired by staking. During the course of the staking program, three historic showings were discovered. These appear in BC government Minfile descriptions and are labelled the Three Friends, Euphrates and Gold Cup. The Three Friends and Gold Cup lie within the Silver King intrusive and consist of sheared, altered and mineralized porphyry with quartz-sulphide veining. The Euphrates occurs along a shear structure in the Elise Volcanics package adjacent to the Silver King intrusive, and consists of shear and vein style sulphide mineralization. Grab samples collected from the workings returned values up to 0.74 g/T gold from the Three Friends. The Gold Cup gave gold values in grab samples of 5.54 g/T an 16.72 g/T with significant copper (up to 0.21%) and silver (up to 84 g/T). The Euphrates returned gold values up to 9.82 g/T from grab samples, and also had sub-economic but elevated zinc, silver and arsenic values.

In 2001, additional ground acquisition and prospecting in the southern portion of the Silver King intrusive trend, discovered additional mineralized zones. A grab sample consisting of quartz veining with arsenopyrite, located near the very south end of the property, returned a gold assay of 20.7 g/T. Another series of very old pits and adits showed quartz stockworks containing bornite and returned assays of 0.88 g/T and 0.49 g/T gold accompanied by 2.1% and 2.6% copper, respectively.

Rock sample results for the Great Western area show widespread gold mineralization throughout, which correlates to the high gold soil values found within the Silver King intrusive. There are some very high gold values from the historic workings, as well as occasional elevated silver and copper values.

Along the Starlight Trend, from north to south, the following workings were sampled: the Starlight, Victoria-Jessie, Daylight-Berlin and Cariboo. Several samples were collected from old trenches along the Starlight vein. Interestingly, a 1-metre chip sample across the main Starlight vein in an area of "bull" looking quartz returned a slightly higher gold assay (23 g/T) than a sample taken from the "best-looking" (sulphide rich) dump material (21 g/T), indicating that the gold is not necessarily tied up with the sulphides. Chip samples from the Cariboo workings returned values returned values of up to 24 g/T gold, within the mineralized replacement zone and altered chlorite-sericite schist wall rock containing finely disseminated pyrite, chalcopyrite, galena, sphalerite and molybdenite.

A few rock chip samples collected in 2003, on the acquired Athabasca claims, returned variable gold assay results from the surface exposure of the main Athabasca vein. Assay results range from 0.94 g/T gold over 20 centimetres to 82.11 g/T gold over 57 centimetres. The Athabasca Claims were returned to the optionor in March 2006.

Geochemistry

During the 2000 to 2003 exploration programs, soil samples were collected from three grid areas: Gold Mountain, Kena and South Grids. Soil samples were collected from the Gold Mountain and Kena Grids on lines run at 100-metre spacings with samples collected at 25-metre intervals along the lines. These grids were extended to the west to cover the newly acquired Starlight and Cariboo trends. On the South Grid, 100-metre spaced lines were extended to grid west to

cover the southern extent of the Silver King intrusive unit. Also, the South Grid has been extended from the south end of the original Kena Property for 9.6 kilometres to cover the trace of the Silver King intrusive. Lines in this southern extension grid were put in at 200-metre spacings and soil samples were collected at 50-metre intervals along these lines.

Samples were taken from the 'B' soil horizon whenever possible, and were collected using a mattock or shovel. Sample sites were labelled with fluorescent flagging with the station number recorded on it, and soil was placed in correspondingly labelled Kraft soil bags. All soil samples were shipped to Acme Labs Ltd. in Vancouver for analyses. In the laboratory, samples were dried, sieved to –80 mesh and the fine fraction analyzed for gold by the wet geochemistry method and for 30 elements by the ICP method.

The northern portion of the Kena Property is termed the Gold Mountain Zone and is covered by the Gold Mountain Grid. The eastern portion of the grid has 50-metre spaced soil lines, which were run in 1990 by Noramco, and the western portion of the grid has 100-metre spaced soil lines run by Sultan. The Gold Mountain Grid has been extended to the west to cover the Great Western Zone and the Starlight Trend. The Starlight Trend continues south onto the Kena Grid where it runs through the Cariboo workings.

In the Gold Mountain Grid area, gold in soil values over the Silver King Porphyry and contact area are considerably higher than those within the adjacent volcanics. A 600 to 1,400-metre wide band of gold soil values of greater than 50 ppb trends at 130° for the length of the Gold Mountain Grid (nearly 3 kilometres). To the west, a strong gold anomaly also occurs over the Great Western Zone, with this portion of the gold soil anomaly being the strongest and most cohesive in the large Gold Mountain Grid.

The Kena Gold Zone shows up very well with gold soil geochemistry as an average 300-metre wide anomaly trending for about 1 kilometre. Along the west side of the Kena Grid are outcrops of Silver King intrusive with spotty high gold soil values relating to the intrusive. Several lines have been extended to the west to cross the intrusive over the historic Cariboo workings. A linear, single station gold soil anomaly trends through the Cariboo workings and for the length of the grid, approximately perpendicular to the grid lines, showing the mineralized trend that hosts the Cariboo. This mineralized trend is the southern extension of the Starlight Trend seen on the Gold Mountain Grid to the north.

The South Gold Zone shows up very well by gold soil geochemistry as a strong, cohesive 800 x 250 metre anomaly. The South Gold Zone is located entirely within the volcanic unit to the east of the Silver King intrusive. In 2002, the grid lines were extended to the west to cross the intrusive unit. Only occasional single station gold soil anomalies were found over this grid extension.

A moderate copper soil geochemical anomaly coincides with the South Gold Zone gold soil anomaly. To the east of the South Gold Zone is a much stronger copper anomaly, which defines the Kena Copper Zone. This copper geochemistry trends for over 2 kilometres, averages 400 metres in width, and has several stations of >1,000 ppm copper.

Geophysics

Induced Polarization Survey

Induced polarization surveys have been conducted over much of the grid areas on the Kena Property. For results and conclusions of these surveys, see report by Peter E. Walcott, 2001, and various assessment reports by L. Dandy 2001-2003.

Airborne Magnetics and Radiometric Survey

Late in 2003, a Fugro helicopter assisted airborne radiometrics and magnetics survey was flown over the northern portion of the Kena Property. An area of 7 by 3 kilometres was surveyed with 100-metre spaced flight lines.

The regional magnetic map shows a large magnetic low some 18 kilometres in length trending north-westwards through the property. Its eastern extent appears spatial related to the Cottonwood Creek and Salmo River stream beds. Two east-west offsets are visible, one in its centre region in the Great Western - Gold Mountain - Shaft area, and the other in the

south along the bend in the Salmo River. Fourteen known showings and former small producers (information from BC Government Minfile) lie within this low.

This regional magnetic low and other magnetic features appear to have little to do with the surface geological units as seen by comparison with the regional geology after Hoy & Dunne. This is well illustrated by comparing the geology with the vertical gradient results from the low level heliborne survey, where shallow source magnetic features can be seen trending northwesterly through both rock units.

The large magnetic low feature appears to represent a down faulted block that has undergone subsequent intense alteration with the destruction of most of the magnetic material, and as a consequence exhibiting zero magnetic susceptibility. Gold mineralization occupies this low, as suggested by the geochemical results.

The helicopter borne magnetic survey shows good correlation with the regional survey, with respect to the stronger and larger magnetic features. The large (area) magnetic high in the northeast corner is better defined by the 100-metre flight line spacing, and thus has a somewhat different shape and strike direction. It should be mentioned here that, as expected, the heliborne magnetic results showed excellent correlation with those from the previous Dighem survey (1980s).

A narrow shallow, 6 kilometre long, positive magnetic feature can be observed trending across the eastern part of the survey area. This feature strikes north northwesterly in its northern part where it is better defined, and northwesterly to the south where its magnitude tails off. This steeply dipping dyke-like magnetic intrusive corresponds to the dioritic dyke described by Hoy & Dunne. Its contact with the volcanics is not recognizable in holes drilled across the same terrain in the vicinity of the Cat and Shaft showing, except on the basis of magnetic susceptibility, concluding that the regional metamorphism must have been intense, or it was only magnetite intruded into the volcanic package and not a different rock. The Cat, Shaft, Kena and South Kena Copper-Gold zones all lie along or are spatially related to this feature, the mineralization of which was presumably brought in by hydrothermal solutions along the same conduit(s) before or after those that brought in the magnetite.

Similar sub parallel, subtle positive magnetic features are discernible in the underlying Silver King rocks in the north-eastern part of the survey area on the plot of the vertical gradient. These are better defined on the plot of the high frequency magnetics, a plot of the short wave length responses of shallow narrow sources. These could also be attributable to magnetite brought in by hydrothermal solutions as aforementioned.

Drill Holes 01GM-20, 02GM-53, 02GM-62, 03GM-65 and 03GM-71, widely spaced holes drilled into and across one of these northwest trending features, all intersected narrow high-grade gold mineralization in the hanging wall in close proximity to intrusive dykes and/or zones of higher magnetic susceptibility. This could suggest that the gold mineralization came in along the same conduits before or after the dykes and/or magnetic intrusions.

The radiometric survey appeared to be adversely effected by the overburden and did not make any additional contribution to the understanding of geology and mineralization.

Ground Magnetometer Survey

In 2003, a ground magnetic survey was completed in order to extend to the north, across the newly acquired Athabasca claims, the strong magnetic low feature identified by the airborne magnetic survey. This survey shows the magnetic low feature extending to the Giveout Creek Valley, where it is offset to the east by approximately 200 metres, then continues north trending through the centre of the Athabasca workings. It therefore appears that the gold mineralization at Athabasca is controlled by the same magnetic low shear structure that controls the majority of the gold mineralization on the Kena Property.

Trenching

During the 2000 and 2001 exploration programs, 21 trenches were excavated in the Gold Mountain Zone of the Kena Property. Trenches were put in using a Hitachi EX100 excavator to an average depth of 2 to 3 metres. Trenches were mapped and chip sampled along continuous 3-metre intervals for the length of each trench.

Chip samples were collected by hammer and chisel and are a continuous sample of golf ball size rock chips. The 3-metre samples each represent about 10 kilograms of material. The chip samples were placed in poly bags labelled with the trench number and sample interval, and were shipped to Acme Labs Ltd. in Vancouver for analyses. In the laboratory the samples were crushed and screened to –200 mesh, and in some instances the coarse fraction examined for metallics, and the fine fraction analyzed for gold by fire assay. All samples were also analyzed for 30 additional elements by the ICP method.

For trench results and locations see assessment reports by L. Dandy, 2000-2003. Of note, in 2000, trenches TR-1 to TR-6 were initially excavated and defined the "discovery" area of the Gold Mountain porphyry mineralization. They are centred on L11N, 3+00E and cover an area of approximately 120 metres by 95 metres, which gave a combined assay value of 1.43 g/T gold over the entire 187.2-metre trenched length.

Sulphide mineralization found in the trenches consists of disseminated blebs and fracture fillings of pyrite with occasional weak chalcopyrite. The fracture filling pyrite is often accompanied by (or entirely replaced with) limonite and/or goethite. The disseminated pyrite is very shiny and fresh appearing, with the irregular shaped blebs tending to be coarser in the fresher appearing (less altered) Silver King porphyry. Total sulphide content varies from 1 to 5%, with local narrow widths of up to 20%. Gold content does not always vary with sulphide content.

The 2003 trenches were excavated along the magnetic low corridor (identified by the airborne geophysical survey). These trenches were put in to trace the structures seen following and crossing this corridor and were used for structural interpretation purposes. One trench, 03TR-7, intersected narrow quartz veinlets with coarse visible gold and returned a gold assay of 66.83 g/T from a 2-metre chip sample.

Drilling

Gold Mountain Zone

From 2001 to 2003, 11,075.73 metres of diamond drilling in 72 holes, plus 385.1 metres of reverse circulation drilling in 4 holes was completed on the Gold Mountain Zone over an area of 2.2 x 0.7 kilometres.

The initial diamond drilling program on the Gold Mountain Zone was designed to test at depth the gold mineralization first identified in the 2000 "discovery" trenches.

Gold assay results, when plotted along section lines, show the widespread nature of the gold mineralization throughout the Gold Mountain Zone. Many of the drill holes contain one or more 2metre intercepts of high-grade gold mineralization surrounded by 100 metres or more of lower grade gold values. Often the entire drill hole averages >0.3 g/T gold, indicating that the low-grade halo is open in two or more directions. Of the 72 holes drilled in the Gold Mountain Zone, 48 of them averaged >0.3 g/T gold over their entire lengths. Many of these intersections start at or near surface and represent entire hole widths, indicating that the mineralization has not yet been tested to its full depth.

High gold assay values include 172.10 g/T gold over 2.0 metres in hole 01GM – 08 and 240.07 g/T gold over 1.23 metres in hole 01GM -03. The high-grade intercepts appear to line up in a number of sub-parallel "shoots" which dip slightly steeper than the regional geologic contacts. Half of the holes drilled to date encountered visible gold.

By plotting drill sections, it can be concluded that the gold mineralization (most notably the higher grade) in the Gold Mountain Zone has come in along vertical (or near vertical) structures. These same structures are seen to host a series of mafic dykes that often trend sub-parallel and adjacent to the higher grade gold mineralization. Where gold intercepts seen in the drill sections appear to be dipping closer to the regional trend (50-60°), it is assumed that the mineralization has in fact strayed from its original vertical "shoot" and spread out along the foliation in areas of weakness. One of the most notable of these areas of weakness is along the intrusive-volcanic contact.

Late in 2002, after compiling the plotted drill sections with the airborne magnetic survey results a corridor was identified lying west of the Gold Mountain Zone discovery area. This corridor contains a broad total field magnetic low signature, but within the broad low are narrow high magnetic features. These narrow high magnetic highs correlate with higher

grade gold drill intercepts in five holes (01GM-20, 02GM-53, 02GM-62, 03GM-65 and 03GM-71) that cross this magnetic corridor.

Kena Gold Zone

In 2002 and 2003, Sultan conducted diamond drilling in 16 holes totalling 1,009.28 metres on the Kena Gold Zone. The 2003 drilling program consisted of 14 shallow holes drilled to define the near surface mineralization, in an area requiring this information prior to completion of computer modeling. All holes contained elevated gold mineralization for their entire lengths and drill casing were left in the holes in order for them to be extending during the next phase of exploration.

Sultan's drilling, combined with drilling by Lacana, Kerr Addison and Tournigan in 1980s and Noramco in 1991, provides a good data base for producing a resource estimate and will assist in directing future drilling of areas with potential for generating additional resources.

South Gold Zone

A third bulk tonnage type target area on the Kena Property is the South Gold Zone. In the fall of 2002, four diamond drill holes totalling 1,066.5 metres were put in at approximately 100-metre spacings across the central portion of the South Gold Zone.

Hole 02SG-04 contained a consistent zone of elevated gold mineralization for the top of the hole to about 120 metres depth. This zone averages 0.67 g/T gold (or 0.87 g/T gold up to 90 metres depth), with a rusty, broken, pyretic section containing higher gold grades. Over 5 metres, this section averaged 8.10 g/T gold including a 2-metre interval that assayed 12.63 g/T gold. Interestingly, elevated copper and silver values also occur in holes 02SG-03 and 02SG-04. In the area of better gold mineralization in hole 02SG-04, copper values tend to range from 500 to 1,100 ppm and silver values from 1 to 8 ppm.

The South Gold Zone gold mineralization (along with copper and silver) increases and becomes more widespread toward grid south. The gold grades from hole 02SG-04 are similar to those encountered in the Gold Mountain Zone discovery area, although the South Gold Zone drilling lies entirely within the Elise Volcanics package. The high-grade mineralization occurs in a rusty, pyritic, broken section of core while the lower grade halo appears to be related to silica/potassium alteration.

Great Western and Starlight Zones

During 2002, a total of 843.69 metres in 6 holes was drilled in the Great Western Zone and 866.12 metres in 6 holes drilled along the Starlight Trend. These areas are not included in the current resource calculations.

Broad widths of gold mineralization in the Great Western Zone are associated with areas of increased quartz and quartz-sulphide veining or adjacent to lamprophyre dykes within the Silver King intrusive. Both the veins and the dykes are readily visible in core.

Appendix I – Drill Hole Listing

Hole #	Grid Northing	Grid Easting	UTM Northing	UTM Easting	Elevation (m)	Azimuth	Dip	Length (m)
01GM-01	10+96N	2+69E			1484	058	-45	137.16
01GM-02	10+96N	2+68E			1484	057	-60	134.26
01GM-03	10+95N	2+69E			1484	073	-45	124.05
01GM-04	10+97N	3+8E			1483	240	-45	267.61
01GM-05	11+00N	2+19E			1486	060	-45	170.08
01GM-06	10+50N	2+40E			1483	060	-45	135.33
01GM-07	8+15N	2+22E			1472	060	-45	142.04
01GM-08	11+00N	1+45E			1499	060	-45	214.27
01GM-09	11+00N	0+70E			1518	060	-45	295.96

Hole #	Grid Northing	Grid Easting	UTM Northing	UTM Easting	Elevation (m)	Azimuth	Dip	Length (m)
01GM-10	11+00N	0+05W			1527	060	-45	185.32
01GM-11	12+00N	0+40E			1536	060	-45	349.30
01GM-12	14+00N	0+75W			1566	060	-45	305.78
01GM-13	16+00N	0+80W			1572	060	-45	132.89
01GM-14	8+00N	0+50E			1499	060	-45	151.49
01GM-15	18+00N	3+80W			1648	062	-45	105.46
01GM-16	4+00N	0+27E			1521	058	-45	144.78
01GM-17	18+00N	1+55W			1592	060	-45	138.99
01GM-18	16+00N	1+75W			1595	060	-45	185.62
01GM-19	4+00N	1+25E			1499	060	-45	138.38
01GM-20	9+00N	0+75W			1557	060	-55	178.31
01GM-21	4+00N	1+25E			1499		-90	59.74
01GM-22	16+00N	1+75W			1595	060	-65	55.47
01GM-23	11+00N	3+27E			1484	060	-45	121.92
01GM-24	11+00N	3+27E			1484	015	-45	91.7
01GM-25	11+11N	2+93E			1484		-90	186.23
01GM-26	10+81N	2+93E			1484		-90	177.4
01GM-27	13+10N	4+32E			1482	060	-45	110.61
01GM-28	10+66N	2+93E			1482		-90	184.05
01GM-29	10+00N	0+15E			1592	347	-45	103.17
02GM-30	10+70N	2+03E	5475862	479319	1485	056	-47	178.92
02GM-31	10+75N	2+74E	5475903	479382	1477	030	-46	76.5
02GM-32	10+75N	2+74E	5475902	479382	1477	090	-46	71.93
02GM-33	11+00N	2+96E	5475936	479386	1477	056	-46	101.8
02GM-34	11+00N	1+84E	5475874	479290	1487	060	-46	195.07
02GM-35	10+70N	1+55E	5475839	479282	1490	056	-46	207.47
02GM-36	10+85N	1+55E	5475849	479270	1490	056	-46	206.65
02GM-37	10+85N	1+97E	5475875	479313	1485.5	056	-46	181.66
02GM-38	10+70N	2+42E	5475891	479354	1484.5	056	-46	133.2
02GM-39	10+85N	2+39E	5475900	479352	1483.5	056	-46	137.35
02GM-40	10+85N	2+86E	5475918	479383	1477	056	-46	106.73
02GM-10 (extension)	11+00N	0+07W	5475784	479137	1519	058°	-45°	359.05 (173.73ext)
02GM-41	10+90N	2+02E	5475875	479313	1483		-90°	354.83
02GM-42	10+76N	2+23E	5475873	479341	1484		-90°	251.00
02GM-43	10+17N	2+50E	5475843	479386	1480		-90°	195.07
02GM-44	10+21N	3+12E	5475879	479439	1474		-90°	122.53
02GM-45	11+50N	3+00E	5475974	479375	1479		-90°	168.55
02GM-46	9+00N	1+86E	5475717	479387	1485		-90°	254.20
02GM-47	5+00N	1+91E	5475381	479614	1472		-90°	207.26
02GM-48	6+00N	2+09E	5475466	479580	1470	235°	-89°	195.07
02GM-49	6+95N	2+09E	5475561	479524	1463		-90°	156.06
02GM-50	12+86N	3+56E	5476132	479342	1496	060°	-51°	128.63
02GM-51	2+02N	3+33E	5475208	479890	1412	060°	-50°	61.26
02GM-52	2+00N	1+44E	5475114	479748	1470	062°	-51°	216.41
02GM-53	2+00N	0+26E	5475069	479646	1507	060°	-51°	335.28
02GM-54	16+00N	1+75W	5476137	478752	1587	017°	-51°	128.63
02GM-55	16+00N	1+75W	5476137	478752	1587	110°	-50°	55.17
02GM-56	11+50N	4+00E	5476028	479452	1488	055°	-51°	87.17
02GM-57	13+21N	4+81E	5476214	479430	1495	060°	-50°	65.23
02GM-58	13+21N	4+81E	5476214	479430	1495	090°	-51°	62.79
02GM-59	11+10N	5+04E	5476048	479555	1482	060°	-50°	115.52
02GM-60	7+92N	4+53E	5475742	479672	1458	060°	-50°	118.87
02GM-61	20+06N	2+81W	5476455	478428	1575	060°	-50°	220.98
02GM-62	21+01N	3+98W	5476498	478261	1573	060°	-50°	133.20
02GM-63	21+00N	7+04W	5476354	477999	1623	060°	-50°	261.52
02GM-64	19+00N	0+01E	5476481	478724	1533	060°	-50°	211.53
03GM-65	23+30N	4+05W	5476667	478179	1528	246	-45	110.64
03GM-66	23+30N	4+05W	5476667	478179	1528	246	-65	38.10

Hole #	Grid Northing	Grid Easting	UTM Northing	UTM Easting	Elevation (m)	Azimuth	Dip	Length (m)
03GM-67	23+30N	4+05W	5476667	478179	1528	210	-45	49.68
03GM-68	23+50N	3+77W	5476693	478196	1523	280	-45	38.40
03GM-69	23+50N	3+77W	5476693	478196	1523	315	-45	53.34
03GM-70	21+55N	4+00W	5476535	478233	1557	060	-45	61.87
03GM-71	2+55N	0+60E	5475118	479650	1471	061	-45	63.70
03GM-72	1+48N	1+05E	5475042	479738	1462	060	-45	54.86
R02GM-01	10+70N	1+57E	5475844	479285	1490	056	-46	60
R02GM-02	10+85N	1+57E	5475852	479276	1490	056	-46	179
R02GM-03	10+85N	3+28E	5475942	479420	1477	056	-46	80.77
R02GM-04	10+70N	3+30E	5475927	479430	1475	056	-46	65.33
02KG-01	11+11N	2+93E	5474792	480688	1504		-90	177.40
02KG-02	51+73N	52+25W	5474736	480245	1505	042	-52	220.98
03KG-01			5474803	480621	1496		-90	43.60
03KG-02			5474820	480628	1496		-90	44.50
03KG-03			5474833	480658	1507		-90	49.70
03KG-04			5474775	480641	1496		-90	30.50
03KG-05			5474806	480648	1501		-90	53.30
03KG-06			5474858	480669	1490		-90	34.10
03KG-07			5474834	480693	1506		-90	46.60
03KG-08			5474762	480685	1508		-90	64.30
03KG-09			5474771	480706	1501		-90	54.90
03KG-10			5474803	480714	1483	060	-58	41.10
03KG-11			5474842	480692	1507	031	-56	48.80
03KG-12			5474834	480693	1506	080	-46	44.20
03KG-13			5474755	480731	1505		-90	32.00
03KG-14			5474742	480744	1505		-90	23.30
02SG-01	93+05N	5+25W	5472802	481865	1650	040°	-51°	289.56
02SG-02	92+00N	6+35W	5472653	481860	1640	038°	-46°	300.23
02SG-03	91+16N	6+06W	5472622	481942	1605	040°	-52°	258.17
02SG-04	90+11N	6+15W	5472548	482032	1572	037°	-50°	218.54
02GW-01	22+55N	11+89W	5476212	477582	1468	150°	-50°	121.92
02GW-02	17+31N	9+75W	5475871	477984	1638	010°	-50°	129.54
02GW-03	19+10N	9+71W	5476026	477880	1618	000°	-50°	153.92
02GW-04	19+63N	10+75W	5476060	477741	1555	328°	-45°	135.64
02GW-05	24+01N	7+45W	5476559	477832	1540	045°	-50°	135.33
02GW-06	13+69N	11+59W	5475482	478018	1675	015°	-52°	167.34
01CB-01	51+96N	66+20W				050	-45	122.53
02SL-01	16+56N	17+44W	5475436	477392	1562	060°	-50°	87.30
02SL-02	16+45N	17+73W	5475408	477363	1567	060°	-50°	113.75
02SL-03	16+31N	17+75W	5475381	477385	1565	060°	-50°	152.40
02SL-04	6+48N	11+90W	5474837	478388	1773	060°	-50°	122.83
02SL-05	8+98N	12+58W	5475015	478183	1785	040°	-50°	300.23
02SL-06	13+81N	16+38W	5475270	477628	1555	040°	-50°	89.61

Sampling and Analyses

Sampling Method and Approach

Sample preparation procedures used by Sultan follow standard industry practice and professional guidelines. For surface rock and soil sample collection methods see the section titled "Exploration". For drill core, after logging, the core was split using a standard manual core splitter or for some intervals by using a diamond saw. One half of the core was then placed in a labelled sample bag and the second half returned to the core box with its location marked with the same assay tag number.

Due to the nature of the gold mineralization, the entire length of the diamond drill core was split and assayed for all holes drilled by Sultan. Sample intervals were generally 2 metres, unless lithological changes warranted different interval widths.

Sample Preparation, Analyses and Security

The core to be assayed was shipped by trucking company from site directly to Acme Labs Ltd. in Vancouver, BC. All sample preparation was done at the laboratory by Acme staff.

In the laboratory, core samples were initially jaw crushed and two 250-gram sub-samples were riffle split out of the original sample. One of the sub-samples was further crushed to – 200 mesh, sieved and fire assayed for gold and analysed for 30 additional elements by the ICP method.

Data Verification

Data used in the preparation of the Technical Report were predominantly generated by Sultan, during the past 4 years of exploration programs. As well, a portion of the data used was generated by several exploration companies that worked the property previously. All data is stored in Sultan's office in Vancouver and in a site office located in Salmo, BC. According to the Technical Report, there appears to be no reason to doubt the accuracy or veracity of the considerable amount of geological exploration data that is presented as written material and as illustrations on maps, sections or diagrams.

Documentation of prior exploration work, primarily by Noramco and Lacana, shows that this work was carried out to a good standard of competency and completion. Paper records such as assay sheets and drill logs, geophysical maps and geological sections are property archived and readily available for inspection. Drill core from prior exploration programs is well stored on site in an orderly way, and new core drilled by Sultan is stored in a secure facility in Salmo, BC. Assayed sections of the core have been split and retained in properly marked core boxes. It is easy to refer to a drilled and assayed intercept in a report or cross section and view the same core interval in the box at either of the storage sites.

In the field, grid lines and drill collars are easily identified. All drill collar locations have been surveyed by GPS unit, as have several specific points along the grid lines.

A series of computer checks were run on the data as supplied by Sultan. A number of missing or overlapping assays were identified and the errors corrected. Samples not assayed or samples missing assays were assigned a value of 0.005 g/T Au.

<u>Security of Samples</u>

Quality Assurance and Quality Control

The QA/QC work completed on the Kena Property consists of Laboratory introduced Standards at a frequency of about 1 in 20, laboratory reruns on 2nd split from pulps, laboratory reruns on 2nd split from coarse rejects, duplicate samples sent to a second lab and blind duplicate samples sent back to primary laboratory. Data sets are evaluated using scatter plots to evaluate for sampling or analytical bias and to measure reproducibility or precision. The standards are evaluated to determine analytical accuracy.

Standards

As part of Acme's internal QA/QC program every batch of samples analysed must contain one or more splits of a solid reference material of known concentration that is weighted, digested and analysed in conjunction with the client's samples. This reference material (standard) is used to monitor the accuracy of the analytical method and is reported to the client. For the Kena Property a Standard labelled STD AU-1 was included and assayed a total of 184 times. The expected value for this standard, as supplied by Acme, was 3.35 g/T Au with an upper limit of 3.45 g/T Au and lower limit of 3.25 Au/T.

Acme Reruns on Pulps

Acme routinely takes about 1 in 20 assays and checks a second split from the pulverized material against the original. There is excellent agreement with no indication of bias and a correlation coefficient of 0.9857. The average dispersion about the best fit regression line is 0.110 and the average sampling precision is 50%.

Acme Reruns on Rejects

At about the same frequency as pulp rejects, Acme selected a second split of the coarse rejects, pulverized to –150 mesh and assayed for gold. The second split from rejects shows more scatter than the checks on pulps, as would be expected with the correlation coefficient dropping to 0.9616, dispersion rising to 0.152 and sampling precision increasing to 72%.

Blind Duplicated at Acme

During the drill programs on the Kena Property, it was standard practice to have Acme crush and split out two 250 g samples – one for analysis and a second one for storage. Periodically a representative from Sultan would pick up some of these splits and re-tag them and submit selected blind samples to Acme (and Chemex).

Acme Checks with Chemex

A scatter plot for the 144 samples sent to Chemex was created. While there is no analytical bias indicated there is a very large scatter about the equal value line with a correlation coefficient of 0.8899 and a sampling precision of 161%. When the high values above 0.5 g/T Au are removed, a second plot for 122 samples shows a better correlation of .9057 and a lower sampling precision of 85%. The high sampling precision and large amount of scatter points to a problem estimating higher gold values, commonly called nugget effect.

Data Analysis – Mineral Resource and Mineral Reserve Estimates

Statistics and Grade Capping

Kena Gold Zone Statistics

A lognormal cumulative frequency plot was produced form the 3,613 gold assays at the Kena Gold Zone. A total of 5 overlapping lognormal gold populations were partitioned from the total data set as defined in the table below.

Individual Overlapping Populations for Gold in Kena Zone

Population	Mean Au (g/T)	Proportion of Total Data Set	Number of Samples
1	20.25	0.29%	11
2	8.23	0.47%	17
3	3.08	1.64%	59
4	0.26	77.27%	2,793
5	0.04	20.32%	734

The mineralization present at the Kena Property consists of higher grade narrow veins and structures (Populations 1 and 2) superimposed on a lower grade disseminated mineralization in the intrusives (Populations 3 and 4). Population 5 probably represents post mineral dykes and unmineralized background. The statistics for the total and each mineralized events are presented in the table below. A threshold of two standard deviations past the mean of Population 3 or 5.3 g/T Au would separate these two styles of mineralization.

Statistics of Gold Grades for Kena Gold Zone

Kena Gold Zone	All Assays	Lower Grade Mineralization	Higher Grade Mineralization
Number	3614	3821	26
Mean Au (g/T)	0.439	0.320	13.93
S.D. (g/T)	1.605	0.491	11.83
Minimum (g/T)	0.005	0.005	5.48
Maximum (g/T)	50.80	5.270	50.80
Coef. of Variation	3.66	1.53	0.85

The higher grade mineralization is not erratic in nature, rather it represents narrow veins and mineralized structures that cut the mineralized intrusion and may represent remobilization of gold or a later phase of gold mineralization. The 26 high-grade samples average 0.92 m and range from 0.03 m to 2.1 m in length. To allow or cap them to match the lower grade populations would also not be correct as they do represent a mineralized event that will contribute to the overall recoverable gold when mined.

The approach taken for this resource evaluation is to remove the high-grade samples from the database, composite and model the lower grade mineralization. The lower grade mineralization is interpolated into a block model. The high-grade mineralization is then modeled using an indicator approach with the proportion of the high-grade style of mineralization present in any block estimated. Once the proportion of high-grade is established, a weighted average grade for the block is calculated as follows:

Wt. Av. Au = (AHG X PHG) + (KLG X (1-PHG))

Where AHG = Average gold grade for High-Grade Population

PHG = Proportion of High-Grade in Block (from indicator kriging)

KLG = Kriged gold grade for Lower Grade Population

Gold Mountain Zone Statistics

A total of 6,269 samples have been assayed for gold on the Gold Mountain Zone. The assay gold values form a positively skewed distribution. A log transform shows multiple overlapping lognormal populations on a lognormal cumulative probability plot.

Individual Overlapping Populations for Gold in Gold Mountain Zone

Population	Mean Au (g/T)	Proportion of Total Data Set	Number of Samples
1	219.4	0.04%	3
2	34.94	0.06%	4
3	8.16	1.10%	69
4	2.26	3.65%	229
5	0.24	70.35%	4410
6	0.04	24.80%	1554

For Gold Mountain data a cap is necessary to reduce the effects of the two upper erratic populations representing a very small proportion of the data. A cap level of two standard deviations past the mean of population 3 was selected with a total of 7 samples capped at 23 g/T Au. The seven samples capped had values as follows: 240.07, 172.1, 40.66, 34.44, 33.87, 32.36 and 29.84 g/T Au. While these samples might well represent some bonanza style of mineralization in narrow structures, at this time there is insufficient data to model or to possibly predict the orientation or magnitude of these structures.

Compositing

Kena Gold Zone Composites

For the Kena Gold Zone, 5-metre down hole composites were produced. A value of 0.005 Au/t was inserted in areas not sampled as it was assumed these areas were unmineralized. Only values from populations 3, 4 and 5 were used to make composites. The 26 high-grade samples were ignored for this exercise. Statistics for 5-metre composites are shown in the table below.

Statistics for Kena Gold Zone 5-Metre Gold Composites

Number of Composites	1,428
Mean Gold (g/T)	0.293
Standard Deviation	0.336
Minimum Value	0.005
Maximum Value	2.843
Coefficient of Variation	1.15

Gold Mountain Composites

Drill holes were 'passed' through the three dimensional solid that defined the Gold Mountain mineralized zone. The point at which each hole entered and exited the solid was noted and uniform down hole 5-metre composites were produced that honoured these boundaries. Intervals less than 2.5 metres at the boundaries were combined with the previous composite to produce a uniform support of 5+/- 2.5 metres. Sections of missing or un-sampled core were assigned a value of 0.005 g/T Au prior to compositing. The statistics for the 5-metre composites are tabulated below.

Statistics for Gold Mountain 5-Metre Gold Composites

Number of Composites	2,076
Mean Gold (g/T)	0.497
Standard Deviation	0.935
Minimum Value	0.005
Maximum Value	13.57
Coefficient of Variation	1.88

Variography

Kena Gold Zone

Kena 5-metre composites for lower grade material were examined using pairwise relative semivariograms. A nested anisotropic spherical model was fit to the three major directions of continuity, namely; along strike azimuth 135°, dip 0°, down dip azimuth -45° and across dip azimuth 045° dip -45°. The semivariogram parameters are summarized in the table below.

The higher grade population was modeled using indicator variograms. The indicator was set at 1 if the gold grade was below 5.3 g/T and at 0 if greater than or equal to 5.3 g/T. The 0-1's were then modeled and a spherical anisotropic model fit to the data.

Gold Mountain Zone

Composites, 5 metres in length were used to produce pairwise relative semivariograms for gold. A nested spherical anisotropic model was fit with the three major directions of continuity; along strike azimuth 150° dip 0°, down dip azimuth 240° dip -50° and across dip azimuth 060° dip -40°.

The semivariogram parameters are shown below in the table below:

Semivariogram Parameters

Zone	Variable	Azimuth	Dip	Nugget Effect	Short Structure	Long Structure	Shore Range (m)	Long Range (m)
Kena Low-Grade	Au	135	0	0.20	0.12	0.18	30	60
		225	-45	0.20	0.12	0.18	20	80
		045	-45	0.20	0.12	0.18	10	60
Kena Indicator	Au Indicator	135	0	0.20	2.0		20	
		225	-50	0.20	2.0		50	
		045	-40	0.20	2.0		5	
Gold Mountain	Au	150	0	0.10	0.20	0.20	5	40
		240	-50	0.10	0.20	0.20	5	65
		60	-40	0.10	0.20	0.20	8	28

Grade Interpolation

Block Models

Rotated block models with block dimensions 20 x 20 x 10 metres were placed over both solids with the proportion of each block below the topographic surface and inside the solid recorded. The block model parameters are listed below:

Gold Mountain Block Model

Minimum Easting 479000E blocks 20 m wide 75 columns
Minimum Northing 5474400 N blocks 20 m long125 rows
Maximum elevation 1650 blocks 10 m high 55 levels
Model rotated 30° north around Z axis.

Kena Block Model

Minimum Easting 480700E blocks 20 m wide 43 columns
Minimum Northing 5473900N blocks 20 m long 71 rows
Maximum elevation 1540 blocks 10 m high 44 rows
Model rotated 45° north around Zaxis.

Search Ellipse

Search ellipses to constrain the ordinary kriging runs were based on the ranges of the semivariograms along the three principal directions, along strike, down dip and across dip as shown in the table below:

Search Parameters for 3 Dimensional Kriging Runs for Gold

Zone	Pass	Number Estimated	Direction	Dist. (m)	Direction	Dist. (m)	Direction	Dist. (m)
Gold Mountain Gold Zone	1	324	Az 150 Dip 0	10	Az 60 Dip -40	7	Az 240 Dip -50	16.25
	2	2,323	Az 150 Dip 0	20	Az 60 Dip -40	14	Az 240 Dip -50	32.5
	3	5,088	Az 150 Dip 0	40	Az 60 Dip -40	28	Az 240 Dip -50	65
	4	6,657	Az 150 Dip 0	80	Az 60 Dip -40	56	Az 240 Dip -50	130
Kena Gold Zone	1	1,172	Az 135 Dip 0	15	Az 45 Dip -45	15	Az 225 Dip -45	20
	2	4,677	Az 135 Dip 0	30	Az 45 Dip -45	30	Az 225 Dip -45	40
	3	2,723	Az 135 Dip 0	60	Az 45 Dip -45	60	Az 225 Dip -45	80
	4	1,698	Az 135 Dip 0	120	Az 45 Dip -45	120	Az 225 Dip -45	160

A minimum of 3 composites and maximum of 8 composites were required to estimate a block. If more than 8 composites were found within the search ellipse, the closest 8 were used. If the minimum 3 composites were not found the block was not estimated during that particular pass.

Specific Gravity

A selected number of specific gravity determinations were made on drill core samples from the Kena Gold Zone and the Gold Mountain Zone. The table below shows the results with hole numbers, intervals sampled, rock type, pyrite content and gold assay.

Specific Gravity Determinations

Hole	Interval	Rock	Pyrite %	Au g/T	Specific Gravity
03KG-01	30.4-30.7	volcanic	**30**	**2.90**	**3.29**
03KG-04	7.0-7.3	volcanic	**15**	**0.82**	**3.66**
03KG-01	37-39	volcanic	2-5	1.22	3.00
03KG-02	14-16	volcanic	7	2.85	2.75
03KG-12	32-34	volcanic	3	0.86	2.73
03KG-05	32-34	volcanic	8	5.65	2.94
Average Kena Volcanics					**2.86**
01GM-05	136.1-136	volcanic	20	12.07	2.88
01GM-05	138-140	volcanic	10-20	2.12	2.87
01GM-23	33-35	Jsk	2-4	6.83	2.77
01GM-23	35-37	Jsk	2-4	2.38	2.75
01GM-24	28-30	Jsk	3-5	2.88	2.94
01GM-24	30-32	Jsk	3-5	2.05	2.55
02GM-10Ext	257.14	Jsk	1-3	32.36	2.84
02GM-10Ext	333.5-334	Jsk	1-3	4.94	2.75
02GM-48	165.5	volcanic	Abundant	1.80	3.02
02GM-48	184-186	volcanic	**2-4**	**5.22**	**3.28**
Average Gold Mt. Volcanics and Intrusives					**2.82**

For Kena, the two samples with 30% and 15% pyrite were removed from the calculation and the remaining four samples averaged to give a specific gravity of 2.86. Obviously, pyrite content is important and the higher gold values are probably related to high sulphide content. It is important that future drill programs obtain more specific gravity measurements so that perhaps SG can be related to mineral content in the resource estimate.

The Gold Mountain mineralized zone is contained within a mixture of intrusive and volcanic rocks. Specific gravity was measured in 6 intrusive samples and four volcanic samples. The highest value of 3.28 was removed from the calculation and the remaining 9 samples averaged at 2.82.

For the resource estimate a specific gravity value of 2.86 was used for Kena and 2.82 Gold Mountain.

Classification

According to the Technical Report, based on the study herein reported, delineated mineralization of the Kena Gold Zone and Gold Mountain Zone is classified as a resource.

Results

For both the Kena Gold Zone and Gold Mountain Zone, geologic continuity was well established from the drill density. Each zone contains a well-drilled core with drill hole density dropping off on each end. Grade continuity was established from the semi-variogram models. In each case the semi-variogram ranges were used to control the interpolation of grades into blocks. The classification was established as follows:

- Measured – Estimated during Pass 1 with search ellipses equal to ¼ the semi-variogram range in all directions and within a core of close spaced drilling;
- Indicated – Estimated during Pass 2 with search ellipses equal to ½ the semi-variogram range in all directions;
- Inferred – All other blocks estimated during Pass 3 or 4.

TABLE III: SUMMARY OF GOLD RESOURCE FOR THE GOLD MOUNTAIN ZONE

	CLASSED MEASURED			CLASSED INDICATED		
		Grade > Cutoff			Grade > Cutoff	
Au Cutoff (g/T)	Tonnes > Cutoff (tonnes)	Au (g/T)	Ounces Au	Tonnes > Cutoff (tonnes)	Au (g/T)	Ounces Au
0.00	2,140,000	0.797	55,000	23,350,000	0.344	258,000
0.10	2,120,000	0.807	55,000	18,880,000	0.410	249,000
0.20	2,000,000	0.843	54,000	11,980,000	0.563	217,000
0.30	1,760,000	0.923	52,000	8,420,000	0.697	189,000
0.40	**1,450,000**	**1.046**	**49,000**	**5,720,000**	**0.863**	**159,000**
0.50	**1,250,000**	**1.145**	**46,000**	**4,240,000**	**1.009**	**138,000**
0.60	**1,010,000**	**1.286**	**42,000**	**3,190,000**	**1.160**	**119,000**
0.70	**780,000**	**1.481**	**37,000**	**2,630,000**	**1.271**	**107,000**
0.80	690,000	1.576	35,000	2,120,000	1.396	95,000
0.90	560,000	1.738	31,000	1,710,000	1.525	84,000
1.00	540,000	1.774	31,000	1,430,000	1.636	75,000
1.20	390,000	2.028	25,000	1,060,000	1.833	62,000
1.40	320,000	2.203	23,000	870,000	1.951	55,000
1.60	260,000	2.352	20,000	580,000	2.184	41,000
1.80	240,000	2.410	19,000	380,000	2.430	30,000
2.00	170,000	2.619	14,000	260,000	2.666	22,000
2.50	60,000	3.410	7,000	110,000	3.381	12,000
3.00	20,000	4.473	3,000	60,000	3.778	7,000
3.50	20,000	4.473	3,000	30,000	4.321	4,000
4.00	10,000	5.054	2,000	20,000	4.657	3,000

	MEASURED PLUS INDICATED			CLASSED INFERRED		
		Grade > Cutoff			Grade > Cutoff	
Au Cutoff (g/T)	Tonnes > Cutoff (tonnes)	Au (g/T)	Ounces Au	Tonnes > Cutoff (tonnes)	Au (g/T)	Ounces Au
0.00	25,490,000	0.382	313,000	95,220,000	0.270	827,000
0.10	21,000,000	0.450	304,000	76,010,000	0.321	784,000
0.20	13,980,000	0.603	271,000	40,270,000	0.475	615,000
0.30	10,180,000	0.736	241,000	22,000,000	0.668	472,000
0.40	7,170,000	0.900	207,000	15,160,000	0.815	397,000
0.50	**5,490,000**	**1.040**	**184,000**	**10,710,000**	**0.967**	**333,000**
0.60	**4,210,000**	**1.190**	**161,000**	**7,900,000**	**1.117**	**284,000**
0.70	**3,400,000**	**1.319**	**144,000**	**6,390,000**	**1.228**	**252,000**
0.80	2,800,000	1.440	130,000	5,340,000	1.324	227,000
0.90	2,280,000	1.578	116,000	4,550,000	1.407	206,000
1.00	1,970,000	1.674	106,000	3,790,000	1.498	183,000
1.20	1,450,000	1.886	88,000	2,790,000	1.643	147,000
1.40	1,190,000	2.018	77,000	1,680,000	1.871	101,000
1.60	840,000	2.236	60,000	1,190,000	2.026	78,000
1.80	620,000	2.422	48,000	630,000	2.292	46,000
2.00	430,000	2.648	37,000	430,000	2.488	34,000
2.50	160,000	3.391	17,000	140,000	2.988	13,000
3.00	80,000	3.963	10,000	50,000	3.477	6,000
3.50	50,000	4.385	7,000	30,000	3.718	4,000
4.00	30,000	4.801	5,000	2,000	4.279	300

TABLE IV: SUMMARY OF GOLD RESOURCE FOR THE KENA GOLD ZONE

	CLASSED MEASURED			CLASSED INDICATED		
		Grade > Cutoff			Grade > Cutoff	
Au Cutoff (g/T)	Tonnes > Cutoff (tonnes)	Au (g/T)	Ounces Au	Tonnes > Cutoff (tonnes)	Au (g/T)	Ounces Au
0.00	5,410,000	0.502	87,000	48,931,888	0.246	387,000
0.10	5,030,000	0.536	87,000	35,152,956	0.325	367,000
0.20	4,100,000	0.622	82,000	21,131,452	0.442	300,000
0.30	2,910,000	0.774	72,000	11,773,973	0.601	228,000
0.40	2,050,000	0.952	63,000	7,362,650	0.755	179,000
0.50	**1,390,000**	**1.189**	**53,000**	**4,946,787**	**0.907**	**144,000**
0.60	**1,040,000**	**1.407**	**47,000**	**3,499,762**	**1.055**	**119,000**
0.70	**770,000**	**1.667**	**41,000**	**2,460,866**	**1.226**	**97,000**
0.80	600,000	1.925	37,000	1,635,885	1.466	77,000
0.90	480,000	2.197	34,000	1,217,271	1.679	66,000
1.00	450,000	2.282	33,000	953,117	1.881	58,000
1.20	360,000	2.582	30,000	654,299	2.239	47,000
1.40	280,000	2.948	27,000	534,088	2.457	42,000
1.60	270,000	3.012	26,000	423,837	2.710	37,000
1.80	250,000	3.133	25,000	387,203	2.804	35,000
2.00	220,000	3.254	23,000	378,305	2.826	34,000
2.50	160,000	3.649	19,000	220,633	3.293	23,000
3.00	80,000	4.528	12,000	144,620	3.620	17,000
3.50	60,000	5.109	10,000	62,949	4.156	8,000
4.00	50,000	5.512	9,000	38,941	4.297	5,000

	MEASURED PLUS INDICATED			CLASSED INFERRED		
		Grade > Cutoff			Grade > Cutoff	
Au Cutoff (g/T)	Tonnes > Cutoff (tonnes)	Au (g/T)	Ounces Au	Tonnes > Cutoff (tonnes)	Au (g/T)	Ounces Au
0.00	54,350,000	0.271	474,000	32,070,000	0.175	180,000
0.10	40,190,000	0.351	454,000	18,930,000	0.268	163,000
0.20	25,230,000	0.471	382,000	6,940,000	0.492	110,000
0.30	14,680,000	0.635	300,000	3,800,000	0.699	85,000
0.40	9,410,000	0.798	241,000	2,330,000	0.922	69,000
0.50	**6,330,000**	**0.969**	**197,000**	**1,440,000**	**1.216**	**56,000**
0.60	**4,540,000**	**1.135**	**166,000**	**1,120,000**	**1.402**	**50,000**
0.70	**3,230,000**	**1.331**	**138,000**	**870,000**	**1.626**	**45,000**
0.80	2,240,000	1.590	115,000	720,000	1.805	42,000
0.90	1,700,000	1.826	100,000	620,000	1.972	39,000
1.00	1,410,000	2.010	91,000	550,000	2.089	37,000
1.20	1,010,000	2.361	77,000	420,000	2.417	33,000
1.40	820,000	2.626	69,000	310,000	2.819	28,000
1.60	690,000	2.828	63,000	240,000	3.222	25,000
1.80	630,000	2.932	59,000	240,000	3.222	25,000
2.00	600,000	2.985	58,000	240,000	3.222	25,000
2.50	380,000	3.444	42,000	170,000	3.545	19,000
3.00	230,000	3.953	29,000	120,000	3.808	15,000
3.50	120,000	4.610	18,000	60,000	4.532	9,000
4.00	80,000	4.953	13,000	48,000	4.705	7,000

Preliminary Cutoff Grade Analysis

Snowden Mining Industry Consultants completed a preliminary cutoff grade analysis for the Kena Property in May 2002 (Van Brunt, 2002). During his study the following mining and recovery aspects were considered:

- "Ore processing options and recoveries are derived from two independent reports addressing processing alternatives for the Kena ore (see following section on Metallurgy). In addition, processing cost structures for comparable operations were considered in developing costs assumed in this memorandum.

- Ore processing unit costs have been developed using preliminary cost estimation guidelines form the USGS (Singer, 1998) and O'Hara (1980). Mining costs are strictly unit costs with no accounting for increased haulage cost related to depth or increased mining cost related to overburden handling.

- The calculation of cut-off grade is limited to the incremental or in-pit determination of ore due to the lack of information on waste to ore strip ratio. The incremental cut-off grade is a function of the overhead costs (G&A), processing cost, average head grade, mill recovery, and price. The mining cost does not factor into this value.

- No capital expenditures have been estimated or considered in any portion of this analysis."

The conclusions from this study show that for a medium tonnage operation and gold prices between $300-$350 per ounce cutoff grades are likely to be between 0.57 to 0.68 g Au/T. The results indicate that flotation would be preferable over heap leaching or whole ore leaching if the ore continues to respond favourably to flotation testing. Although flotation would require permitting and construction of a tailings pond, this option would not require permitting of the use of cyanide. Considering the gold grades identified at Kena to date, a whole ore leaching process such as CIL does not appear to be economically viable.

Mineral Processing And Metallurgical Testing

As stated in the Technical Report, several major international mining companies have expressed interest in the project and have visited the property. The companies have all taken independent samples for analysis and two have requested core samples for metallurgical studies. Results of a metallurgical study completed by Newmont Mining Corporation on the Gold Mountain Zone mineralization gave the following results:

- Two composite samples prepared form two separate 8-metre continuous intervals from diamond drill hole 01GM-02 were used in the preliminary metallurgical study.
- The composites contained 1.15-2.87 g/T Au and about 1.50 g/T Au. (Repeat assays varied widely due to the presence of coarse free gold.)
- The composites also contained 2.5 to 2.6% sulphide sulphur corresponding to approximately 5% pyrite.
- Bottle roll cyanidation and CIL test results showed that the gold in these two composites was not refractory and they were cyanide leachable to the extend of 92 to 97% in 24 hours.
- Gravity test results, involving passing a 100% minus 48 mesh particle size across a Gemeni table and hand panning the concentrates, gave gold recoveries of 36.1 to 43.2%.

Core pieces for the upper portion of drill hole 01GM-03 were independently taken for metallurgical testing by a second major international gold mining company. The sample was crushed to minus ½ inches and gold recoveries were investigated by preliminary agitated cyanidation leach testing (bottle roll) by McClelland Laboratories Inc. of Sparks, Nevada. The results of the study are tabulated below:

Overall Metallurgical Results, Bottle Ross Test, Sample 01GM-03-31-48, P_{80}1/2" Feed Size

METALLURGICAL RESULTS	01GM03-31-48
Extraction: pct. Total Au	P_{80}1/2"
In 2 hours	20.4
In 6 hours	29.6
In 24 hours	42.1
In 48 hours	49.6
In 72 hours	52.5
In 96 hours	57.1
Extracted, oz Au/ton ore	0.016
Tail Assay, ox Au/ton 1)	0.012
Calculated Head, oz Au/ton ore	0.028
Assayed Head, oz Au/ton ore 2)	0.027
NaCN Consumed, lb/ton ore	0.15
Lime Added, lb/ton ore	3.2
Final pH	11.0
Natural pH (40% solids)	7.8
Ag extracted, oz Ag/ton ore	0.01
Ag Tail, oz Ag/ton ore 1)	<0.03
Ag Calculated Head, oz Ag/ton ore 2)	<0.04
Ag Recovery, percent	>25
Ag Assayed Head, oz Ag/ton ore 1)	0.38

1) *Average of triplicate tail assays*
2) *Single head assay*

The results of this metallurgical study suggest that the Gold Mountain Zone rock is amenable to cyanidation treatment at the ½ inch feed size. McLelland Laboratories conclude that "a linear extrapolation of extraction between 24 and 96 hours (avg. 5.0%/24 hours) indicates that a gold recovery of over 70% could be achieved with 72 hours additional leaching". The results confirm that good gold recoveries can be achieved with only minimal cyanide consumption.

Interpretation and Conclusions

The Kena Property lies on the eastern limb of the Hall Creek Syncline, a south plunging fold associated with intense shearing that dominates the structure of the Nelson map area. The syncline incorporates volcanic and lesser sedimentary rocks of the lower Jurassic Rossland Group and is intruded by stocks of mid Jurassic Silver King intrusive.

The Kena mineralization was first mentioned by GM. Dawson in 1888-89. Very little was known about the property until systematic exploration began on it in 1974. Numerous exploration companies carried out geological, geochemical, geophysical surveys, trenching and drilling on the property from 1974 until 1991. These companies, exploring the Elise Volcanics rocks for gold and copper mineralization, discovered the Kena Gold Zone, Kena Copper Zone, and Shaft/Cat Zone. The Kena Gold Zone underwent the most thorough exploration with the Kena Copper and Shaft/Cat zones only being tested minimally. No additional work was done on the property until 1999, when Sultan optioned the property.

Work done by Sultan has led to the following conclusions:

Gold Mountain Zone

During exploration programs completed over the past three years, Sultan has discovered a large area of gold mineralization associated with the Silver King intrusive and its contact areas. Narrow high-grade gold shoots occur within broad envelopes of lower grade gold mineralization within this system. Geology, gold soil geochemistry, surface and trench rock samples, and geophysical surveying all indicate the presence of a zone, some 3,000 metres in length and up to 1,400 metres in width that hosts significant gold mineralization. This zone is termed the Gold Mountain Zone.

Diamond drilling completed to date has found four different styles of gold mineralization over this large mineralized area. All four gold mineralization types have the potential to host economically significant gold deposits. The four styles are referred to as: 1.) the high-grade gold magnetic corridor; 2) the intrusive-volcanic contact; 3) the bulk tonnage zone; and 4) the bonanza shoots.

A preliminary resource estimation using ordinary kriging to interpolate gold grades into blocks 20 x 20 x 10 metres in dimension shows that for Gold Mountain Zone, at a 0.50 g Au/T cutoff, a total of 5.49 million tonnes averaging 1.04 g Au/T classed as measured plus indicated and an additional 10.7 million tonnes averaging 0.97 g Au/T classed as inferred.

Due to the uniqueness of this bi-modal gold system, containing bulk tonnage porphyry style gold mineralization and narrower, very high-grade gold shoots, and the large size potential, as inferred from the resource calculations, additional work is warranted in the Gold Mountain Zone.

Kena Gold Zone

Geology and gold soil geochemistry indicate the presence of a zone, trending for over 1,000 metres in length and up to 300 metres in width that hosts significant gold mineralization. Diamond drilling by Sultan and previous property owners on the Kena Gold Zone, shows that like the Gold Mountain Zone, high-grade gold intervals are found within wide zones of lower grade gold mineralization.

A preliminary resource estimation using a combination of ordinary kriging and indicator kriging to interpolate gold grades into blocks 20 x 20 x 10 metres in dimension shows that for Kena Gold Zone, at a 0.50 g Au/T cutoff, a total of 6.3 million tonnes averaging 0.97 g Au/T classed as measured plus indicated and an additional 1.4 million tonnes averaging 1.22 Au/T classed as inferred.

The two styles of gold mineralization, both low-grade bulk tonnage porphyry style and narrower high-grade structurally controlled style need additional drilling to establish a resource model suitable for an economic scoping study. Infill and step out drilling is warranted to increase the confidence and overall tonnage of this zone.

South Gold Zone

In the South Gold Zone, gold mineralization (along with copper and silver), as seen from drill core assays, increases and becomes more widespread toward grid south. A prominent magnetic low feature seen in the Gold Mountain Zone trends south through the Kena Gold Zone to the South Gold Zone (for a distance of over 5 kilometres) and may be important in controlling the gold mineralization regionally.

The gold grades from hole 02SG-04 are not very different from those encountered in the Gold Mountain Zone discovery area, although the South Gold Zone drilling lies entirely within the Elise Volcanics package. This area has the potential to host a third large bulk tonnage gold zone similar to the Kena and Gold Mountain zones.

Other Showings

Broad widths of gold mineralization in the Great Western Zone are located within the Silver King intrusive and are associated with areas of increased quartz and quartz-sulphide veining or adjacent to magnetic lamprophyre dykes. Both the veins and the dykes are readily visible in core and a systematic drill program is required to determine their strike, dip and continuity.

Mineralization at the Starlight Trend follows a strongly chargeable shear feature that is traceable by geophysics and by the presence of numerous historic workings for over 3 kilometres. The gold mineralization within this structure consists of both high-grade quartz veins and broader lower grade stockwork zones. From the small amount of drilling done along this trend, it appears that the gold mineralization is confined to about a 50-metre wide internal located between a series of mafic dykes.

In late 2000, after the discovery of significant gold mineralization within the Silver King intrusive rocks of the Gold Mountain Zone, Sultan researched the regional geological setting of this unit. Additional ground was obtained in 2000 and 2001 by staking to the south of the original claim block to cover extensions of this favourable intrusive. During the course of the staking program, several historic workings were discovered and sampled. Grab samples assayed up to 20.7 g/T gold and 2.59% copper from samples collected from 8 to 15 kilometres south of the Gold Mountain Zone.

Also, since Sultan's original discovery, several option agreements have been reached with surrounding claim holders, expanding Sultan's claim holdings to the north and west. The new claims included the Tough Nut Group, Great Western Group, Cariboo Group, Starlight Group and Silver King Mine Group. All of these properties have known gold occurrences and were part of the expanded Gold Mountain Zone exploration program for 2004. Following this work, the Company dropped all but three of the Tough Nut Claims, exercised its option on the Great Western, and Starlight claims and planned trenching and drilling for the Silver King Group during the 2006 field season.

Recommendations

As stated in the Technical Report, due to the success of the exploration to date, and the completion of the resource calculations for the Gold Mountain and Kena Gold zones, an expanded two-phase exploration program is recommended. The Phase I program will consist of detailed geological mapping and sampling. Phase II will include excavator trenching at the Gold Mountain, South Gold and Starlight zones and diamond drilling at the Gold Mountain, South Gold and Kena Gold zones. Small preliminary drill programs are recommended for the Tough Nut, Euphrates, Silver King and Athabasca zones.

Phase I of the exploration program on the Kena Property will consist of detailed structural and alteration mapping and lithogeochemical sampling conducted over the Silver King intrusive unit north of Gold Creek (Gold Mountain Zone) and over the Elise Volcanics rocks in the South Gold Zone. A more general mapping and sampling program will take place at the Athabasca, Starlight and Euphrates-Gold Cup areas. Unsampled historic drill core (predominantly from the Kena Gold Zone) will be assayed in order to add these segments to future resource calculations. The estimated cost for Phase I is $99,500.

Phase II of the exploration program on the Kena Property will proceed upon completion of Phase I. This phase will include excavator trenching of targets in the Gold Mountain Zone, Kena Gold Zone, South Gold Zone and Starlight Trend in areas where overburden and/or terrain conditions will allow. Diamond drilling will commence coincident with the excavator trenching program and will be done on the Gold Mountain, Kena Gold and South Gold Zone. The estimated cost for Phase II is $1.17 million.

Infill and expansion drilling is to be completed on both the Kena Gold and Gold Mountain zones. Holes drilled between existing sections will fill in gaps and convert inferred resources to indicated resources. Allowance has been made for 3,000 metres of drilling in 18 holes on the Kena Gold Zone and 5,000 metres in 16 holes on the Gold Mountain Zone. Holes are to be drilled to the northeast at the dips of 45 to 50°, except for an initial 2 holes in each zone being drilled north-northwest in order to test for continuity of higher grade mineralizing structures. Upon completion of the drill program, 3D modeling and resource calculations will be re-done.

On the South Gold Zone, drilling will be conducted in order to expand the known porphyry style mineralization. At total of 1,500 metres in 6 holes is recommended. Small, preliminary drill programs will also be undertaken on the Tough Nut, Athabasca, Silver King and Euphrates zones (500 metres on each target).

The QA/QC program established in 2003 should be continued with blanks, independently prepared standards and field duplicates added to the drill samples at regular intervals. Specific gravity determinations should be routinely completed as well with both mineralized and unmineralized samples from each zone measured..

Cost Estimate

PHASE I	
1) Detailed mapping and sampling of Gold Mountain Zone	$ 33,000
2) Detailed mapping and sampling of South Gold Zone	22,500
3) General mapping of Athabasca, Starlight Trend, Euphrates-Gold Cup	15,000
4) Ground magnetic survey	7,000
5) Historic drill core sampling	22,000
TOTAL FOR PHASE I	**$ 99,500**

PHASE II	
1) Excavator trenching	$ 92,000
2) Diamond drilling of Gold Mountain Zone	386,500
3) Diamond drilling of Kena Gold Zone	194,000
4) Diamond drilling of South Gold Zone	259,000
5) Resource calculations	22,500
6) Diamond drilling of Tough Nut, Athabasca, Euphrates, and Silver King	$216,000
TOTAL FOR PHASE II	**$1,170,000**

Fiscal 2007 exploration on the Kena Property will be based on the above budget, if funding is available to the Company.

Exploration and Development

A computer modeling of the property was completed as part of a resource study in 2004. The model indicated numerous untested areas adjacent to mineralized blocks. The Technical Report recommended that a $1.27 million diamond drill program be conducted in order to significantly expand resources in the Gold Mountain and Kena Gold zones.

Subsequent to the Technical Report, in December 2004, Sultan completed 700 metres of diamond drilling in four holes on the Gold Mountain and Kena Gold zones. The four holes were tested for the presence of high-grade cross structures that were predicated by the Technical Report. Narrow high-grade gold-bearing cross structures were intersected in all four holes but their presence did not enhance the overall high-grade of the deposit. The presence of the structurally controlled high-grade zones suggest potential for economic bonanza grade ore structures within the large low-grade zones.

During a summer prospecting program in 2005, copper and silver mineralization was discovered near the historic Silver King Mine, located 1,500 metres south-west of the Gold Mountain Zone on the Kena Property. The best sample taken from the new discovery assayed 2.48% copper and 165.0 grams per tonne silver. Seven metres of continuous chip sampling taken along the apparent strike of the showing returned an average grade of 1.71% copper and 61.0 grams per tonne silver.

The mineralized exposure was found in a 1.0-metre wide by 7.0-metre long area exposed by erosion in the wall of a narrow pit excavated around 1900. The mineralization occurs in the footwall rocks beneath the historic Silver King Vein and is comprised of disseminations and veinlets of copper silver minerals. Historic mine records make reference to several exposures of similar footwall mineralization located 125 metres and 360 metres along strike to the east of the new discovery. At the time of mining, only the high-grade veins were considered to be important and the disseminated mineralization was neither sampled nor assayed.

Assays received from samples taken during the recent prospecting program are as follows:

Rock Chip & Grab Sample Results

Sample	Description	From (m)	To (m)	Length (m)	Cu (%)	Ag (g/T)
SK-1	Grab				**2.48**	**165.0**
SK-2	Grab				**2.24**	**176.0**
SKFW-0-3	Chip	0.00	3.00	**3.00**	**1.80**	**22.0**
SKFW-3-7	Chip	3.00	7.00	**4.00**	**1.65**	**99.0**

An excavator-trenching program was undertaken to further investigate the dimensions and grade of the new discovery.

The highlight of the recent program was Trench 1, excavated 170 metres along strike to the east of the discovery blast-trench. This trench cut a 16.0-metre wide zone of disseminated mineralization that assayed 0.69% copper and 188.6 grams per tonne (5.50 oz/ton) silver. The trench ended in mineralization and included a 3.0-metre wide section that assayed 1.19% copper and 593.0 grams per tonne (17.30 oz/ton) silver.

Trench 2 was put in 120 metres west of Trench 1 and 50 metres east of the discovery blast-trench. Trench 2 intersected a 15-metre wide zone of mineralization that assayed 0.19% copper and 75.0 grams per tonne (2.19 oz/ton) silver including a 5.0-metre wide zone that assayed 0.54% copper and 100.0 grams per tonne (2.92 oz/ton) silver.

Trench 3 tested the blast-trench discovery area and found the mineralized zone to be 2.0 metres wide at this location. The best mineralization discovered in trench 3 occurred over the original 1.0-metre wide exposure, which assayed 1.00% copper and 61.0 grams per tonne (1.78 oz/ton) silver.

Assays for Trenches 1 through 3 are tabled below:

Trench	From (m)	To (m)	Width (m)	Cu (%)	Ag (g/t)
TRENCH-1	**26.00**	**16.00**	**16.00**	**0.69**	**188.63**
Including	**21.00**	**5.00**	**5.00**	**1.00**	**461.00**
Including	**19.00**	**3.00**	**3.00**	**1.19**	**593.00**
TRENCH-2	**15.00**	**15.00**	**15.00**	**0.19**	**75.00**
Including	**5.00**	**5.00**	**5.00**	**0.54**	**100.00**
TRENCH-3	**2.00**	**2.00**	**2.00**	**0.82**	**39.00**
Including	**1.00**	**1.00**	**1.00**	**1.71**	**61.00**

The results suggest that an extensive zone of disseminated copper and silver mineralization may exist in the footwall rocks adjacent to the historic Silver King Mine. Historic mine records make reference to several exposures of similar footwall mineralization located up to 360 metres along strike to the east of the new discovery. At the time of mining only the high-grade veins were considered to be important and the disseminated mineralization was neither sampled nor assayed. Sultan's consulting geologist Mr. Perry Grunenberg, P.Geo., has recommend that additional trenching and diamond drill testing be carried out to determine the dimensions and grade of the deposit which remains open in all directions. Ask Art if he wants to say anything about subsequent drilling at Silver King?

The trenching program was supervised by Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC. Mr. Grunenberg is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

4.4.2 JERSEY-EMERALD PROPERTY, SALMO, BRITISH COLUMBIA

The Jersey-Emerald Property is one of the Company's material mineral properties. It has been the focus of the Company's exploration activities for 2005 and 2006 and will continue as such during fiscal 2007.

The 9,500-hectare Jersey-Emerald Property is located in southeastern British Columbia, 10 kilometres southeast of the mining community of Salmo, B.C. The Jersey-Emerald Property is host to the former Emerald Tungsten Mine, which was Canada's second largest tungsten producer.

The Company believes that the property holds potential for a large porphyry molybdenum deposit, a tungsten deposit and a lead-zinc deposit. All detailed assay results can be viewed in news releases on the Company's website www.sultanminerals.com or on www.sedar.com. Also, the information set out below may also be found in technical reports filed by the Company, with further charts and maps on the same two websites.

Due to an increase in world demand for tungsten, Sultan began investigating the tungsten potential of the property in February 2006. Sultan's initial study focused on the East Emerald Tungsten Zone, which was discovered in 1941 but never mined. This tungsten-bearing horizon has been shown by historical drilling and surface sampling to be more than 3,500 feet (1,100 metres) long and extending up to 1,000 feet (300 metres) down dip. Drill logs show that the zone ranges from 4.0 feet (1.2 metres) to more than 60.0 feet (20.0 metres) in thickness, with tungsten assays varying from less than 0.10% WO_3 to greater than 0.28% WO_3.

In order to validate the previously reported tungsten assays, in March 2006 Sultan completed a four-hole diamond drill program that investigated a 500-foot long section of the East Emerald Tungsten Zone. All four holes intersected the tungsten-bearing horizon and returned tungsten assays comparable in grade and width to those reported for the same area in the historic diamond drilling records.

The drill results showed a tungsten-bearing zone that varies from 25 to 50 feet in thickness and dips to the East at approximately 40°. The best tungsten intersections from the recent drill program were 0.35% WO_3 over 5.0 feet in drill hole E06-02, 0.24% WO_3 over 5.0 feet in drill hole E-06-02, and 0.29% WO_3 over 5.0 feet in drill hole E06-03. Elevated molybdenum values occur with the tungsten mineralization in all four holes. The results show an average grade of 0.03% MoS_2 for the four intersections with the best 5.0 foot intersection averaging 0.40% MoS_2. The presence of molybdenum throughout the tungsten deposit suggests that important molybdenum mineralization may exist in the underlying granite that lies beneath the tungsten horizon, approximately 1,000 feet down dip to the east.

Assay results from the recent diamond drill holes and from an additional 80 diamond drill holes that were drilled by Placer Dome and Wartime Metals in the East Emerald and adjacent Invincible Tungsten Mine area are presently being entered into the mine model. Permits are now in place for additional surface and underground drilling that are being directed by the results of a resource study that was completed on is the historic and recent drill results.

Exploration expenditures on the Jersey-Emerald property in fiscal 2006, with the fiscal 2005 comparative figures shown in brackets, include the following: assays and analysis – $26,935 ($21,216); drilling - $124,987 ($255,577); geological and geophysical – $142,831 ($98,654); travel and accommodation – $7,215 ($16,587); site activities – $36,494 ($56,931), environmental - $Nil ($1,218) and stock-based compensation - $19,731 ($12,961). Acquisition costs of $311,158 ($5,198) were incurred.

During the year ended December 31, 2005, the Company entered into a purchase agreement to acquire a 100% interest in the now decommissioned 7.4-hectare Invincible Tungsten Mine located 6 kilometres south of Salmo, British Columbia. Under the terms of the agreement, the Company purchased the property for $3,000 and 9,000 common shares, subject to a 2.0% NSR, which the Company may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 after the completion of a positive feasibility study; and an annual advance royalty payment of $3,000, which will commence in year 2010. The property is contiguous to the Company's Emerald tungsten property, and all payments and costs are grouped with the other costs relating to the Emerald property.

In fiscal 2006, Sultan entered into a purchase agreement to acquire 100% right, title and interest in the surface rights over seven hundred and forty (740) acres forming part of the Jersey Claim Group consisting of 28 crown granted mineral claims, four 2-post claims and 80 mineral units located near Salmo, British Columbia. Under the terms of the agreement, Sultan agreed to make cash and share payments in the aggregate value of $200,000 as follows: upon receipt of regulatory approval, which was June 1, 2006 ($10,000 - paid), and up to 200,000 common shares (200,000 issued) annually as follows: on June 1, 2007, up to 200,000 common shares; on June 1, 2008, up to 200,000 common shares; and on June 1, 2009, up to 200,000 common shares. The common shares issued on June 1, 2006, had a value of $38,000 at the issue date, but a $32,000 value on the valuation date, which is four months and one day after the issuance (the "Valuation Date"). As a result, the change in value of $6,000 will be paid at the end of the term of the mortgage payable under the terms described below.

The common share issuances referred to above are to be valued at the closing market price for the shares on the Valuation Date. The value of each share payment is to be calculated as of the Valuation Date and a credit given accordingly to the balance due on the purchase price. If the calculation and total credit results in the purchase price of $200,000 being paid in full, then the seller will not be entitled to any further share payments. If, after the Valuation Date for last share issuance referred to above, the seller has still not received the full value of the initial purchase price then Sultan will pay the remaining balance to the seller by a cash payment. Sultan has the right, at any time after completing the initial payment of cash and shares as set out above, to pay any remaining balance to fully satisfy the purchase price in the form of a cash payment.

In November 2006, the Company exercised an option for the acquisition of surface rights over two hundred and fifty (250) acres of land on an adjacent section of the Jersey property at a total cost of $100,000.

A report prepared for Sultan, of which the details are provided below, provides a summary and resource evaluation for the Jersey-Emerald Property. The authors of this report were retained by Sultan to review and assess the results of exploration work conducted on the property and complete preliminary resource calculations for molybdenum mineralization within the Dodger 4200 area and tungsten within the Invincible and Dodger-East Dodger zones of the property. Recommendations for further exploration are also provided. Author Perry Grunenberg, P.Geo, directly supervised much of the work carried out by Sultan on the property to date. Author Gary Giroux, P.Eng, is an independent qualified person contracted to complete modeling and resource calculations on the project data, collected by Sultan.

Property Description and Location

The Jersey-Emerald Property is located in south-eastern British Columbia centred at approximate UTM coordinates of 5438700 N and 0484000 E. The claims are covered by UTM map-sheets 082F004, 005, 014, and 015 within the Nelson Mining Division. The claims are located approximately ten kilometres southeast of the community of Salmo. The Jersey-Emerald Property covers an area of approximately 30 square kilometres, between the Salmo River on the west and the peak of Nevada Mountain on the east, and is bounded on the north by Sheep Creek and on the south by Lost Creek.

The property consists of a block of 44 crown granted claims (see Table V) totalling 660.36 ha, and 72 mineral claims (see Table VI) comprising 8634.5 ha, in the Nelson Mining Division.

Table V – Jersey-Emerald Property

CROWN GRANTED MINERAL CLAIMS

TYPE	CLAIM NAME	TENURE	AREA (ha)
CG	BIG DICK	L 14882	18.790
CG	BRUCE FRACTION	L 14890	1.620
CG	CALCITE	L 14763	9.430
CG	COMET	L 14761	14.420
CG	CONTACT	L 14762	14.860
CG	COPPERFIELD	L 14904	16.610
CG	DODGER	L 12083	19.540
CG	EMERAL	L 9073	20.900
CG	EMERALD FRACTIONAL	L 9074	16.890
CG	GOLD STANDARD	L 9071	20.900
CG	HAL NO. 1	L 15020	20.510
CG	HAL NO. 2	L 15021	20.520
CG	HILLSIDE	L 14881	14.040
CG	JERSEY	L 9070	17.820
CG	KING ALFRED	L 3368	19.270
CG	KING SOLOMAN	L 3369	8.480
CG	LAST CHANCE	L 12116	20.020
CG	MARK TAPLEY	L 12117	18.730
CG	MORNING	L 9075	8.940
CG	PICKWICK	L 12087	18.490
CG	REX FRACTION	L 14889	4.160
CG	ROYAL CANADIAN	L 12115	15.970
CG	SCOTT FRACTION	L 14765	16.490
CG	STAN FRACTION	L 14764	1.450
CG	STANDARD FRACTIONL	L 9072	5.360
CG	SUNSHINE	L 9076	18.790
CG	SUNSHINE NO. 2	L 15033	13.970
CG	VICTOR FRACTION	L 14888	15.480
CG	BONCHER	L 12686	20.900
CG	JUMBO 2	L 12688	18.320
CG	ALFIE	L 15091	20.900
CG	DEN #1 FR	L 15041	20.890
CG	DEN FR	L 15040	13.740
CG	MASTADON	L 1070	20.900
CG	NELLIE J	L 1071	20.900
CG	TUNGSTEN KING	L 15092	15.870
CG	TUNGSTEN KING #1	L 15094	17.180
CG	TUNGSTEN KING #1FR	L 14766	18.280
CG	TUNGSTEN KING #2	L 15093	3.830
CG	TUNGSTEN KING #3	L 15095	11.490
CG	TUNGSTEN KING #4	L 15096	10.140
CG	TUNGSTEN KING #5	L 15097	9.160
CG	TUNGSTEN KING #7	L 15098	18.660
CG	TUNGSTEN KING #8FR	L 15099	6.750
		Total	**660.360**

Table VI – Jersey-Emerald Property

LOCATED MINERAL CLAIMS

Tenure Number	Tenure Type	Claim Name	Map Number	Good To Date	Area (ha)
233462	RGC	SUMMIT	082F015	2009/DEC/27	25.0
234582	RGC	INVINCIBLE	082F014	2011/MAR/15	25.0
318816	Mineral	JERSEY #4	082F014	2009/DEC/27	500.0
318817	Mineral	JERSEY #2	082F014	2009/DEC/27	500.0
319025	Mineral	JERSEY 1	082F014	2009/DEC/27	500.0
319026	Mineral	JERSEY 3	082F014	2009/DEC/27	500.0
322324	Mineral	BLUE JAY 1	082F004	2009/DEC/27	25.0
322325	Mineral	BLUE JAY 2	082F004	2009/DEC/27	25.0
322326	Mineral	BLUE JAY 3	082F004	2009/DEC/27	25.0
322327	Mineral	BLUE JAY 4	082F004	2009/DEC/27	25.0
322328	Mineral	BLUE JAY #5	082F004	2009/DEC/27	25.0
322329	Mineral	BLUE JAY 6	082F004	2009/DEC/27	25.0
322859	Mineral	LEROY 5	082F014	2009/DEC/27	25.0
322860	Mineral	LEROY 6	082F014	2009/DEC/27	25.0
322861	Mineral	LEROY 7	082F014	2009/DEC/27	25.0
322862	Mineral	LEROY 8	082F014	2009/DEC/27	25.0
324439	Mineral	LOST GOLD	082F004	2009/DEC/27	225.0
325259	Mineral	MV 1	082F004	2009/DEC/27	25.0
325260	Mineral	MV 2	082F004	2009/DEC/27	25.0
325261	Mineral	MV 3	082F004	2009/DEC/27	25.0
325262	Mineral	MV 4	082F004	2009/DEC/27	25.0
325269	Mineral	JERSEY 5	082F004	2009/DEC/27	500.0
325270	Mineral	JERSEY 6	082F004	2009/DEC/27	300.0
329070	Mineral	POSIE 1	082F004	2010/DEC/27	500.0
330364	Mineral	LEROY 9	082F014	2009/DEC/27	25.0
330365	Mineral	LEROY 10	082F014	2009/DEC/27	25.0
330366	Mineral	LEROY NORTH 1	082F014	2010/DEC/27	25.0
330367	Mineral	LEROY NORTH 2	082F014	2010/DEC/27	25.0
330368	Mineral	LEROY NORTH 3	082F014	2010/DEC/27	25.0
330369	Mineral	LEROY NORTH 4	082F014	2010/DEC/27	25.0
330370	Mineral	LEROY NORTH 5	082F014	2010/DEC/27	25.0
330371	Mineral	LEROY NORTH 6	082F014	2010/DEC/27	25.0
330372	Mineral	LEROY NORTH 7	082F014	2010/DEC/27	25.0
330373	Mineral	LEROY NORTH 8	082F014	2010/DEC/27	25.0
331985	Mineral	HANGOVER	082F004	2009/DEC/27	25.0
331986	Mineral	GULLY	082F004	2009/DEC/27	25.0
342202	Mineral	JERSEY #7	082F015	2009/DEC/27	500.0
342203	Mineral	JERSEY #8	082F015	2009/DEC/27	400.0
347849	Mineral	SUMIT 1	082F015	2009/DEC/27	25.0
347850	Mineral	SUMIT 2	082F015	2009/DEC/27	25.0
347851	Mineral	SUMIT 3	082F015	2009/DEC/27	25.0
347852	Mineral	SUMIT 4	082F015	2009/DEC/27	25.0
348168	Mineral	J1	082F015	2007/DEC/27	25.0
348169	Mineral	J2	082F015	2007/DEC/27	25.0
348170	Mineral	J3	082F015	2007/DEC/27	25.0
348171	Mineral	J4	082F015	2007/DEC/27	25.0
348172	Mineral	J5	082F014	2007/DEC/27	25.0

Tenure Number	Tenure Type	Claim Name	Map Number	Good To Date	Area (ha)
348173	Mineral	J6	082F015	2009/DEC/27	25.0
348174	Mineral	J7	082F015	2009/DEC/27	25.0
348175	Mineral	J8	082F015	2009/DEC/27	25.0
348176	Mineral	J9	082F015	2009/DEC/27	25.0
348177	Mineral	J10	082F015	2009/DEC/27	25.0
348178	Mineral	J11	082F015	2009/DEC/27	25.0
348179	Mineral	J12	082F015	2009/DEC/27	25.0
348180	Mineral	JERSEY 9	082F015	2009/DEC/27	400.0
348181	Mineral	JERSEY 10	082F015	2009/DEC/27	500.0
348182	Mineral	JERSEY 11	082F015	2009/DEC/27	500.0
348183	Mineral	JERSEY 12	082F015	2009/DEC/27	450.0
349449	Mineral	J-13	082F004	2009/DEC/27	25.0
349450	Mineral	J-14	082F004	2009/DEC/27	25.0
349451	Mineral	J-15	082F004	2009/DEC/27	25.0
349452	Mineral	J-16	082F004	2009/DEC/27	25.0
349453	Mineral	J-17	082F004	2009/DEC/27	25.0
349901	Mineral	JERSEY 13	082F015	2009/DEC/27	450.0
349902	Mineral	JERSEY 14	082F015	2009/DEC/27	450.0
349903	Mineral	J 18	082F015	2009/DEC/27	25.0
349904	Mineral	J 19	082F015	2009/DEC/27	25.0
349905	Mineral	J 20	082F015	2009/DEC/27	25.0
349906	Mineral	J 21	082F015	2009/DEC/27	25.0
349907	Mineral	J 22	082F015	2009/DEC/27	25.0
349908	Mineral	J 23	082F015	2009/DEC/27	25.0
518176	Mineral	ART 1	082F	2007/JUL/22	84.5
				TOTAL	**8,634.54**

In October of 1993, the Company entered into an option agreement with Lloyd Addie and Robert Bourdon, whereby the Issuer acquired an option to purchase a 100% interest in the Jersey Claim Group near Salmo, British Columbia, for consideration of 200,000 shares of the Issuer and cash payments totaling $43,389. The claims overlie the former Jersey and Emerald lead, zinc and tungsten mines operated by Placer Dome from 1947 to 1973.

The Company's interest in the Jersey-Emerald Property is subject to a 3% NSR, which can be reduced to 1.5% by making additional cash and share payments totalling $500,000 and 50,000 shares on completion of a positive feasibility study. The property is subject to an advance royalty payment that was due to commence on October 2000. In October 2000, an amendment to the agreement extended the start of the royalty payments to 2004 and in October 2004, a second amendment extended the start of the royalty payments to 2009. In consideration, 400,000 common shares were issued to the royalty holders.

In May 2005, the Company entered into a purchase agreement to acquire the Invincible Tungsten Mine property, covering an area of 25 hectares. Sultan purchased the property from the deller for a cash payment of $3,000 and 9,000 common shares and acquired a 100% right, title and interest in and to the property, subject to a 2% Net Smelter Return royalty ("NSR"), which Sultan may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 to the seller after the completion of a positive feasibility study; and an annual advance royalty payment of $3,000, which will commence in year 2010. The Invincible Mine property is located within the Jersey-Emerald Property boundary.

The optioned property is comprised of 28 crown granted mineral claims, 4 two-post claims and 80 mineral units encompassing approximately 1,700 hectares in the Nelson Mining Division. The property has since been expanded by staking, optioning and purchasing additional claims and now includes 47 crown granted mineral claims, 60 two-post claims and 278 mineral units in 15 four-post claims. There are no other pre-production royalties, back-in rights or other

agreements or encumbrances to these claims with respect to Sultan's option right to them known to the author. There are no environmental liabilities existing on the property.

The Company foresees no permitting obstacles for a year round drill program, as prior drill programs have been permitted and conducted throughout the property in the past. Permits are presently in place for underground drilling and drifting programs.

Accessibility, Climate, Local Resources, Infrastructure And Physiography

Access to the Jersey-Emerald Property is via Highway 6 between the town of Salmo and the Highway 3 junction to Creston (see Figure II: Location Map showing exploration and mining zones on the Property). A network of good quality, gravel mine roads provide excellent access to the centre of the property from Highway 6, which is situated along the west edge of the property.

Salmo enjoys a pleasant summer climate with August temperatures averaging 25o C and moderate precipitation. Winter temperatures average -10o C in January with moderate snowfall. Total annual precipitation is in the order of 750 millimetres of moisture with much of this falling during the rainy season from April to June. The property is not in a heavy snow belt, but up to four feet or more can be expected at the mine site during the winter months. Snow free conditions at higher elevations can be expected from late April to early November. Access to the property can be attained for year-round exploration.

The Highway 6 corridor carries a power line and rail bed. The Teck Cominco Trail Smelter facility is located about 45 minutes drive south of the property. Crew lodgings are available in Nelson or Salmo. A skilled labour force for mining and exploration is available in Nelson, Salmo, Trail and Castlegar. Trail, Nelson and Castlegar are also major supply and service centres for the resource industry.

The property is situated in the rugged mountainous physiographic division known as the Selkirk Mountains. In the vicinity of the claims relief is on the order of 1,200 metres (4,000 feet) between Salmo Creek in the valley bottom at 600 metres (2,000 feet) and the crest of Nevada Mountain at 1,860 metres (6100 feet). Slopes vary from rolling within the centre of the claims to moderately steep along the east and west margins. Preliminary inspection of topography indicates that there are numerous areas for development of infrastructure required for mining and milling within the claims.

Much of the area has been logged or burned previously and vegetation consists of small diameter stands of larch, balsam, fir, jackpine and mountain alder. In many areas second growth vegetation is extremely dense making movement through the forest difficult. Several areas of extensive outcrop occur over and immediately north of the Jersey Mine site, but much of the property is covered by a veneer of glacial till. Till cover varies in thickness, from less than one metre on the slopes to more than 20 metres in valley bottoms.


Jersey
lead-zinc deposit
8.0 million tons
mined to 1973
3.8% Zn & 2.0% Pb
Tungsten King
Truman Hill
PROJECTED UNDERGROUND EXPLORATION TARGET
Wilson Creek
zinc-silver-copper
geochemical
anomalies
United Verde
LEGEND
Zinc soil anomaly > 1500 ppm
Zinc soil anomaly > 1000 ppm
Showings
Jersey Zinc Mine
Areas of Potential Underground
Zinc Mineralization
kilometers

Figure II: Location Map showing exploration and mining zones on the Property

History

The earliest record of exploration in the area dates to 1895 when gossanous outcrops on the south side of Iron Mountain attracted the attention of prospectors. The area was initially explored for gold and the 1896 Minister of Mines Report states that assays as high as $70.00 per ton in gold (about 3.5 oz/t or 100 g/T) were obtained from the area.

Prospecting continued and in 1906 lead mineralization was discovered on the Emerald claims. Several small, high-grade ore shipments were made and in 1910, Iron Mountain Ltd. was formed by Pacific Coast Steel of San Francisco to develop the property. A 25 ton mill was erected in 1919 and operated until 1926 when low metal prices forced closure. In 1934, the mill was destroyed by a major forest fire.

In 1938, tungsten and molybdenite mineralization was discovered in skarn bands at the site of the long abandoned gold workings on the Emaral, Emerald Fraction and Gold Standard claims. In 1942, the Emerald Tungsten Mine was put into production for the war effort by Wartime Metals Corp., a Federal Government Agency. Operations were suspended in 1943 when the war demand for tungsten eased.

The property remained inactive until 1947 when Canadian Exploration Ltd. (later Placer Dome Ltd.) purchased the property of Iron Mountain Ltd. Placer Dome eventually purchased the government held tungsten reserves and tungsten mill in 1952. Tungsten production recommenced in 1947 and lead-zinc production began in 1949. Lead-

zinc concentrate was produced from two zones: the Jersey and the Emerald Lead-Zinc Deposits. Tungsten concentrate was produced from four zones: the Emerald, Feeney, Invincible and Dodger deposits. Production continued until September 1973 when the mine was closed due to low metal prices and depleted lead, zinc and tungsten reserves. Over the mine life, 7,968,080 tons of lead-zinc ore grading 1.95% Pb and 3.83% Zn, and 1,597,802 tons of tungsten ore grading 0.76% WO_3 were mined and milled.

In 1979, Mentor Exploration Ltd. carried out a diamond drill program to explore the south extension of the Emerald Shaft Tungsten Zone. This work encountered favourable geology but the target zone was found to be too deep and too narrow to be adequately tested by surface drilling.

In 1981, Mentor Exploration Ltd. completed a five-hole diamond drill program totalling 1,070 metres to test for molybdenum mineralization in the Emerald stock area. This work provided valuable information on the nature of the intrusive in this area, and was the deepest testing carried out to that time. However, no economic zones of molybdenite were encountered.

In 1990, the property was sold to Nu-Dawn Resources Inc., who in 1993 sold it to Lloyd Addie and Bob Bourdon, both of Nelson, B.C. In 1993, Addie and Bourdon found that fine particles of free gold could be panned from the tungsten tailings. A prospecting and lithogeochemical sampling program was therefore initiated over the known tungsten zones. This work lead to the discovery of significant bedrock gold values in the vicinity of the Jersey and Emerald zones.

In October of 1993, the property was optioned by Sultan Minerals. Sultan undertook an exploration program that entailed ground and airborne geophysical surveys, prospecting and rock chip sampling. This work led to the identification of several targets believed to have potential for gold mineralization.

During the winter of 1994-95 an eleven hole (1,324 metres) diamond drill program was undertaken by Sultan to follow up targets identified by the previous work. Drilling resulted in the discovery of several gold bearing zones in the vicinity of both the Jersey Lead-Zinc Deposit and the Emerald Tungsten Deposit. The drilling also intersected a lead-zinc zone situated 55 metres below the former Jersey Lead-Zinc Deposit.

In 1996, an exploration program consisting of soil and silt sampling, geological mapping, prospecting, rock sampling and diamond drilling was carried out on the property to better delineate the mineralized areas identified by Sultan. A total of 3 underground and 13 surface diamond drill holes were completed for a total of 1,707 metres. Drilling was designed to test the gold potential of the Bismuth-Gold Zone, Emerald Gold Zone, Leroy Gold Zone and the lower lead-zinc horizon. Three drill holes were completed to the east of the mine area to test an anomalous multi-element geochemical zone delineated from surface exploration, called the East Ridge Zone.

Further exploration on the claims was inactive until market values for molybdenum increased dramatically in 2005. With the improved molybdenum prices, Sultan Minerals conducted exploration for molybdenum focussing on the Dodger Mine area where mine records indicated the presence of molybdenite.

Geological Setting

Regional Geology

The Jersey-Emerald Property lies near the south end of the Kootenay Arc and is underlain by rocks of the Cambrian Laib Formation (CmL) and the Ordovician Active Formation (OA). The Laib Formation is comprised of mixed carbonates and pelites that have been subdivided into the Truman Member brown argillites, the Emerald Member black argillites and the Reeves Member limestones.

The eastern part of the property has historically been mapped as a much younger (Ordovician) Active argillite; however, recent work by the Company indicates that the contact may in fact be conformable and that the Active Formation appears to be geochemically identical to the Laib Formation Emerald Member black argillites.

The sedimentary formations are intruded by granitic dykes, sills and bodies mapped as Createceous Granite (Hoy and Dunne, 1997).

Local and Property Geology

The property is underlain by rocks of the Cambrian Laib Formation. This is a sequence of transitional rocks comprised of mixed carbonates and pelites (Little, 1960). In the vicinity of the property the Laib Formation has been further subdivided into the Truman Member, comprised of interbedded thin grey and white, locally dolomitic limestone; the Emerald Member, a black argillite unit; and the Upper Laib Formation, comprised of green phyllite and micaceous quartzites.

The sedimentary rocks are intruded by small plugs, dykes and sills of Cretaceous granite. The sedimentary rocks that are in contact with the granitic bodies are typically skarnified, resulting in a variety of skarn rocks ranging from re-crystallized coarse grained marble to garnet-pyroxene bearing skarn.

The Laib Formation has been deformed by three phases of folding all at least of local significance. Within the mine area structure is dominated by a major north-northeast trending anticline known locally as the Jersey anticline.

Three small stock-like bodies of Cretaceous biotite granite, elongate parallel with the local foliation, intrude the Jersey anticline and locally cut the ore-zones near the Jersey Mine. From south to north these are the Jersey, Emerald and Dodger stocks. Potassium-argon age dates obtained from biotite from the Dodger stock give a date of 100.0 +/- 3.0 million years. One kilometre west of the Jersey Mine the Laib sediments are intruded by a small circular body of Tertiary, augite monzonite referred to as the Salmo River stock. Biotite from this stock gave a potassium-argon age of 50.6 +/- 1.5 million years.

<u>Deposit Types</u>

Lead Zinc Deposits

Lead-zinc deposition on the Property is located mostly within the Reeves member dolomites. The deposits have been categorized as primary bedded Irish-Style Sedimentary Exhalative (SEDEX) deposits. Some zones within the deposits also display aspects indicative of replacement deposition within limestone.

Tungsten Deposits

Tungsten mineralization has been discovered in two distinct environments. The first is skarn style mineralization where granitic intrusions contact the limestone. The second is in favourable zones within the Truman member as stratabound disseminate mineralization.

Gold Deposition

Gold values have been obtained from areas historically mined for tungsten. Work by Sultan indicated that the gold is believed to be skarn-related, occurring in silicified horizons with pyrite, pyrrhotite, arsenopyrite, stibnite and native bismuth.

Molybdenum Porphyry

At different periods during exploration and development of lead-zinc and tungsten deposits on the property, quartz stockwork veining and alteration zones suggested the potential for gold mineralization within the granites underlying the existing mined areas. As well, mapping of underground headings and sampling of diamond drill core during mining operations indicated the presence of molybdenite within these porphyry-style veined zones. Based on these positive indicators, in 2005 and 2006 exploration focused on molybdenum including diamond drilling within the Dodger Zone.

Mineralization

Mineralization on the Jersey property is associated with the east limb of a complex major anticlinal structure referred to locally as the Jersey anticline and regionally as the Salmo River anticline. The HB Mine (lead-zinc) located four kilometres to the north and the Reeves MacDonald Mine (lead-zinc) located ten kilometres to the south are also associated with this major structure.

Several zones of significant and often very different mineralization have been identified on the property. Historically mined areas produced lead-zinc and tungsten, with known areas of high molybdenum, gold, bismuth, arsenic, copper, silver, cadmium and barium. Work done by Sultan outlined numerous mineralized zones that are discussed below, along with the historically known mineralized zones.

Lead Zinc Zones:

Jersey Lead-Zinc Deposit

The Jersey lead-zinc deposit occurs in dolomite near the base of the Reeves limestone member. Five ore bands, ranging in thickness from 0.3 to 9.0 metres were mined. These bands in order of stratigraphic sequence are: 1) upper lead band; 2) upper zinc band; 3) middle zinc band; 4) lower zinc band; 5) lower lead band. The five ore bands are locally very close together and in the A Zone frequently have been mined as a unit up to 24 metres thick. Ore mineralization consists of fine-grained sphalerite and galena with pyrite, pyrrhotite and minor arsenopyrite. Cadmium is associated with the sphalerite and silver with galena. Iron content of the sphalerite is low, about 6%. The overall grade for the 7,968,080 tons milled averaged 3.83% zinc and 1.95% lead. Mining ceased in 1970 with unmined reserves of 106,000 tons grading 3.10% zinc and 0.80% lead.

Emerald Lead-Zinc Deposit

The Emerald lead-zinc deposit is located immediately to the north of the Jersey lead-zinc deposit, along the same host structure. Mineralization in the Emerald Mine (lead-zinc) consists of banded limestone and dolomite of the Reeves Member hosting stratabound lead and zinc bands.

Gold Zones:

Bismuth Gold Zone

The Bismuth Gold Zone (known in the underground workings as part of the F Zone) is located along the east side of the Jersey lead-zinc deposit at the contact between the Reeves limestone and the underlying Reeves dolomite. Gold mineralization was initially recognized here in 1963 when Placer Dome obtained 0.12 oz/t (3.4 g/T) gold from four samples assayed from an extensive native bismuth and arsenopyrite bearing zone. The zone was intersected while exploring the Jersey lead-zinc deposit and the underlying East Dodger tungsten zone. The zone was rediscovered in 1993 by the present property owners while inspecting Placer Dome drill logs. The gold mineralization, believed to be skarn-related, occurs in a silicified horizon with pyrite, pyrrhotite, arsenopyrite, stibnite and native bismuth. Underground samples assay up to 0.28 oz/t (8.0 g/T) gold across widths of 96.0 centimetres. Placer Dome drill logs suggest that this siliceous zone may be 20 metres or more in thickness. It was intersected in four surface drill holes along a strike length of 300 metres.

#1 Zone

The #1 Zone is located in the area of the 1994 diamond drill holes DDH94-1 and 2. This zone is located along the contact of the Reeves limestone and the Emerald argillite members where they trend south from the Emerald Tungsten open pit mine.

A series of small to large pits and trenches trend for 300 metres along the limestone-argillite contact. In the workings, rusty banded sulphide mineralization occurs with iron oxides (limonite and goethite) and coarsely recrystallized limestone. Sulphide mineralization occurs as massive pyrrhotite bands, which return high values for arsenic, copper and zinc, with minor gold, silver and molybdenum.

Emerald Gold Zone

The Emerald Gold Zone was first recognized in 1895 and may be coincident with the Emerald Tungsten Zone. The zone was prospected for gold from 1895 to 1906 and assays up to 3.5 oz/t (100.0 g/T) were reported. After the lead-zinc potential of the property was recognized in 1906 and later with the discovery of the tungsten mineralization over this area the gold potential of this zone was not explored. The zone was rediscovered in 1993 when the current property owners found that free gold could be panned from the tungsten tailings. Gold mineralization has been found to be associated with the quartz and pyrrhotite rich sections of the skarn and sulphide-type tungsten zones.

The Emerald gold zone occurs along the contact with the Reeves limestone and Emerald argillite, and trends from the Emerald Tungsten deposit towards the #1 Zone. These three areas may actually represent mineral zonations grading away from the Emerald Stock.

Leroy Gold Zone

The Leroy Gold Zone is located approximately one kilometre north of the Emerald gold and tungsten zones. Gold mineralization was discovered here in the late 1890's and the zone was explored with a series of pits, adits and hand trenches along an 800-metre strike length. Gold exploration ceased with the discovery of lead-zinc in 1906.

Over the Leroy zone gold mineralization is associated with pyrrhotite, pyrite and native bismuth in a silicified horizon at the contact between the Reeves limestone member and the Emerald argillite member. Recent sampling of this zone gave gold grades up to 0.898 oz/t (25.5 g/T) from grab samples and up to 0.174 oz/t (4.8 g/T) across a true width of 3.0 metres for chip samples.

ABC Zone

The ABC Zone occurs just to the east of the Jersey and Dodger underground workings along the Iron Mountain Fault. This major fault structure represents the contact of the Ordovician Active Formation argillites with the Cambrian Reeves Member limestones.

Anomalous samples were collected from slices of pyritic garnet-diopside skarn bands entirely within Active Formation argillite, but adjacent to the Reeves limestones. Rusty, limonitic, decomposed argillite(?) with minor quartz stockworking is found on the west side of the skarn banding. Sulphide mineralization is confined to pyrite within the skarn bands, with limonite occurring adjacent to this unit. Assays indicate the presence of high arsenic and minor gold, molybdenum and lead values.

Tungsten Zones:

Dodger Tungsten Deposit

Near the Jersey lead-zinc mine, skarn-type tungsten mineralization occurs where the Cretaceous intrusions are in contact with either of the calcareous Truman or Reeves members. Tungsten was mined from two distinct zones on the property: the Dodger Zone located along the east side of the Jersey lead-zinc deposit; and the Emerald Zone comprised of the Emerald, Feeney and Invincible deposits located along the west side of the lead-zinc deposit.

The Dodger tungsten skarn deposit is comprised of three zones with finely disseminated scheelite grains in light brown to green garnet-diopside skarn. The conformable deposit occurs in a skarnified limestone unit near the top of the Truman Member. The mineralized zones are separated by a tongue of granite believed to be an appendage of the Dodger Stock.

In this deposit, scheelite is accompanied by pyrrhotite, biotite, quartz, molybdenite and minor powellite. The ore zones range from 2.0 to 9.0 metres in width and average 3.0 metres.

The Dodger Tungsten Zone was mined intermittently from 1951 to 1973 and averaged 0.56% WO_3 for 521,023 tons of production. Production ceased in 1973 leaving unmined reserves of 42,500 tons grading 0.45% WO_3. During the final year of operation extensive reserves of low-grade ore were found to the north and south of the East Dodger deposit. These reserves were not developed due to low tungsten prices.

Dodger "D" Zone

The Dodger "D" Zone is represented by a series of pits and trenches located along the contact of the Dodger Stock and skarnified Truman Member argillites. This zone is located about 300 metres southwest of the Dodger 4400 Adit.

In the vicinity of the workings, the Dodger Stock is pegmatitic, consisting entirely of white quartz and feldspar phenocrysts up to 15 centimetres diameter. The workings are located within very rusty, skarn banded Truman Member sediments. Visible mineralization consists of massive to disseminated and banded pyrrhotite, pyrite, bismuth, molybdenite, and chalcopyrite, with assays also indicating the presence of gold, zinc, and tungsten.

Emerald Tungsten Deposit

The Emerald tungsten deposit occurs along the contact between the Reeves limestone member and the Emerald argillite member, located along the west side of the Emerald stock. Within the deposit four distinct types of mineralization are recognized: skarn, sulphide, greisen, and quartz ores. The skarn-type of ore occurs mainly along or near the limestone argillite contact. It consists of garnet, diopside, calcite and quartz with lesser amounts of pyrrhotite, pyrite, scheelite and molybdenite. The sulphide-type of ore, consisting of pyrrhotite, calcite, biotite and scheelite, is often spatially associated with the skarn mineralization and consists of irregularly shaped "replacement" bodies in limestone and dolomite. Locally quartz, pyrite, molybdenite and chalcopyrite may be present. The greisen-type of ore occurs in altered granite and extends up to 12 metres into the granite from the limestone contact. The ore consists of potash feldspar - in some places completely kaolinized, abundant quartz, sericite, pyrite, tourmaline and scheelite. Locally, calcite, ankerite, apatite, pyrrhotite or molybdenite may be present. The quartz-type ore in many places grades into greisen. It consists of silicified limestone cut by numerous veins of quartz with ankerite, scheelite, minor molybdenite and apatite. The veins are enveloped by disseminated mineralization comprised of scheelite, pyrite, pyrrhotite and tremolite.

Scheelite is the main tungsten mineral but minor powellite and wolframite was also recovered. Most of the scheelite ore was recovered from lenticular skarn zones developed along the contact between the Emerald argillite and the Reeves limestone.

The Emerald Tungsten Zone was mined intermittently from 1943 to 1973. Grades ranged from 0.5 to 1.5% WO_3 and averaged 0.86% WO_3 for the entire 1,076,799 tons of production. Mining ceased in 1973 due to low tungsten prices leaving recoverable reserves of 34,800 tons grading 0.73% WO_3. Potential is believed to exist north of the Invincible and south of the Emerald deposits but due to low tungsten prices there was no incentive to explore and develop these potential reserves.

East Emerald Tungsten Zone

The East Emerald Tungsten Zone, is located about 300 metres southwest of the Dodger 4400 Adit and approximately 100 metres stratigraphically above the Invincible Tungsten Deposit. Also referred to as the Dodger "D" Zone, it is represented by a series of pits and trenches located along the contact of the Dodger Stock and two parallel skarnified Truman Member argillite bands, each about 10 metres in thickness. Evidence of the potential for Dodger-type mineralization was provided in historic drilling to the north and east of the Emerald and Invincible mines. This stratabound mineralization is in the stratigraphically higher metamorphosed Truman rocks. Twenty-four (Wartime Metals) and sixteen (Canex) historic drill holes were completed through this zone, herein termed the East Emerald Zone. Drilling into this zone encountered tungsten-skarn mineralization adjacent to and distant from the granitic

contact similar to that historically mined in the Dodger Tungsten deposit to the east. In 2006 Sultan completed a four hole drill program into this mineralized zone in order to verify the presence of the reported tungsten grades and the widths of mineralization. A preliminary assessment of the potential of the zone is covered in the report that may be found on the Company's website or on Sedar.

These tungsten-bearing horizons have been shown by historical drilling and surface sampling to be more than 1,100 metres long and to extend up to 300 metres down dip. Drill logs show that the zone ranges from 4.0 feet (1.2 metres) to more than 60.0 feet (20.0 metres) in thickness with tungsten assays varying from less than 0.10% WO_3 to greater than 0.28% WO_3.

In the vicinity of the workings, the Dodger Stock is pegmatitic, consisting entirely of white quartz and feldspar phenocrysts up to 15 centimetres in diameter. The workings are located within very rusty, skarn banded Truman Member sediments. Visible mineralization consists of massive to disseminated and banded pyrrhotite, pyrite, bismuth, molybdenite, and chalcopyrite, with assays also indicating the presence of gold, zinc, and molybdenum with the tungsten.

Invincible Tungsten Deposit

The Invincible Tungsten Deposit is adjacent to the western margin of the Late Jurassic Dodger stock where it transects flat-lying beds of the Reeves Member limestone of the Lower Cambrian Laib Formation. The deposit lies 1,500 metres northeast and along strike, but on the east side of the Emerald granite stock from the Emerald tungsten deposit.

The orebody is bounded above and below by skarn and argillite of the Truman and Emerald members of the Laib Formation respectively. Most of the scheelite occurs in lenticular zones that extend at a high angle from the granitic stock, more or less conformable with layering of the host rocks. The scheelite occurs as fine, disseminated grains within garnet-diopside skarn and is accompanied by pyrite, pyrrhotite, minor powellite and traces of molybdenite and wolframite. Quartz is common in zones of mineralized granite.

The ore zone extends up to 24 metres from the stock, and may be more than 3 metres thick in places. The zone lies about 260 metres below surface and produced 256,480 tonnes of 0.65% WO_3 from 1970 to 1973 (Geology, Exploration and Mining in British Columbia 1973, pages 54-57). The northern extension of the Invincible mine remains untested.

Feeney Tungsten Deposit

The Feeney tungsten deposit is located on the east side of the Emerald granitic stock along strike to the north of the Emerald Mine and south of the Invincible Mine. The zone forms a relatively shallow ore body within the Lower Cambrian Laib Formation along the granite-limestone contact between the Reeves Member limestone and Emerald Member argillite.

The mineralization consists of scheelite with minor powellite, rare wolframite and traces of molybdenite in a green and brown garnet-diopside skarn containing augite, actinolite, epidote, pyrrhotite and quartz. Most of the scheelite occurs as fine, disseminated grains in lenticular skarn zones, which extend from the granite contact out into the limestone-argillite country rock conformable to bedding. The skarn zones are up to 6 metres long and average about 2 metres in width. Grades are about 0.5 to 1.5% tungsten. The Feeney Mine operated between 1951 and 1955 and produced about 54,000 tonnes of ore averaging 0.92% WO_3 (Bulletin 41, page 119).

Molybdenum Zones:

Dodger Zone

Molybdenum mineralization was noted in several areas within the historic Jersey, Dodger, Invincible, Emerald and Feeney Mine workings. Follow-up work during 2000 to 2005 field seasons indicated that the most readily accessible area for initial molybdenum exploration is within the Dodger 4200 Mine workings. These workings were found to be in good condition where access drifts were completed during the historic mining for tungsten. Mapping of the drifts indicated that the granitic rock that underlies the Dodger-type skarn tungsten mineralization contains porphyry style quartz veining with molybdenite mineralization.

Exploration of the molybdenum-bearing porphyry system, along the margin of the historic Dodger East Tungsten Zone, revealed a stockwork of quartz veining and fractures with molybdenite. The general orientation of fractures and quartz veins was found to be cross-cutting north-south and east-west, with steep dips. Several high-grade molybdenite zones were intersected, including 1% to 3% Mo over short widths of 3 to 5 feet (0.9 to 1.5 metres). The 20 hole drill program completed during the 2005 field season indicated the potential for larger volumes of lower grade molybdenum containing short sections of higher grade material. The current resource calculation summarized in this report has been undertaken to further assess this zone.

East Zone

During the 1995 field season, a large mineralized zone was discovered to the east of the previous workings entirely within the Ordovician Active Formation argillites.

An anomalous area trending north-south for two kilometres and up to one kilometre wide contains significant copper, zinc, silver, barium and molybdenum values in soils. The black, shaly argillites are crosscut by quartz stringers in many areas, but mineralization is believed to be hosted within the argillite beds.

Posie Zone

The Posie claim occurs to the south of the Jersey lead-zinc mine, on the south side of Lost Creek. Preliminary work done on this claim in 1995 returned anomalous metal values from soil samples.

The Posie mineralized zone occurs within Ordovician Active Formation argillites with inter-fingered limestones of the Lower Cambrian Reeves Member in the north. The limestone tends to be skarnified in some areas, while other areas have the appearance of fresh limestone but are completely silicified. A zone of anomalous soil sample results trends from Lost Creek south-southwest for over one kilometre, roughly following the argillite-limestone contact. Along this zone, soil samples are highly anomalous in copper, silver, zinc, cadmium and barium, with scattered elevated values for gold, tungsten and molybdenum.

Exploration

Sultan has undertaken a number of exploration programs on the Jersey-Emerald Property. These have been summarized in the History section. Perry Grunenberg managed or monitored much of this work.

Mr. Ed Lawrence, P.Eng, previous Mine Manager of the Jersey and Emerald Mines, outlined the molybdenum potential of the property for Sultan in a letter dated February 2005. In this letter Mr. Lawrence states:

> *"Widespread molybdenum occurrences have been noted on this property since the 1930's confirming that the underlying intrusive is molybdenum bearing. Initially they were found in surface showings on the western slope of Iron Mountain where the Emerald and Feeney tungsten deposits were developed. In general these occurrences consisted of high-grade molybdenite along fracture surfaces and in the skarns associated with tungsten mineralization.*

A general geological picture of this area is best described as sediments that have been intruded by granitics....It has long been recognized that this area is unusually metal rich, having operations over the years since 1906 that extracted silver, lead, zinc and tungsten. Considering the extensive occurrence of moly throughout this area there is also a possibility of a large porphyry molybdenum deposit here.

During the operation of the lead-zinc and tungsten mines in the period from 1906 to 1973 no specific molybdenum evaluation was carried out. It wasn't until 1981 that a preliminary program was initiated...work showed that significant moly occurs in a large stockwork of vertical veins that formed in the intrusive. The best exposure of this is in the Dodger 4200 Drift North."

The following paragraphs summarize exploration for molybdenum mineralization during the 2005 exploration season within the Dodger 4200 Moly Zone. Perry Grunenberg managed or monitored this exploration work, including the procurement, logging and sampling of diamond drill core from each phase of drilling. Mr.Grunenberg has also been involved in documenting periodic reports in the form of letters and news releases regarding the Jersey-Emerald Property and the Dodger 4200 Moly Zone.

A total of 20 underground diamond drill holes and 2 surface drill holes were completed on the property in exploring for molybdenum in 2005. The 20 underground drill holes were all located within areas of the Dodger Tungsten Mine workings, particularly the Dodger 4200 Drift North and associated crosscuts, herein referred to as the Dodger 4200 Zone. The 2 surface diamond drill holes were located at distance from the Dodger 4200 Zone to the west and north to test for other potential zones of molybdenum mineralization.

Initial drilling was conducted to test molybdenite-bearing structures revealed in historic data and noted during reconnaissance of the mine workings. The 20 underground drill holes (JM05-01 to JM05-20) were collared along a 300-metre length of access drift within the old Dodger Mine workings. A total of 6,859.6 metres of drilling was completed.

A total of 431 metres of drilling in 4 drill holes was completed on the Emerald East Tungsten Zone. This drilling was located in an area of historic diamond drilling for tungsten mineralization that was carried out when mining for tungsten was active on the property. The 2006 drilling was designed to further test for grade and continuity of tungsten mineralization, and to provide verification of results presented in drill logs and maps provided from the historic drill program.

Drilling

Sultan completed a number of drill programs during exploration for gold, tungsten and lead-zinc on the property. These programs have been summarized in the History section. Prior to 2005, a total of 3,031 metres of diamond drilling are documented by Sultan as having been completed on the property.

Sultan directed exploration towards the molybdenum and tungsten potential of the property during 2005. This work was conducted within and adjacent to the Dodger 4200 Drift North area of the historic mine, and in an area to the north of the Emerald Tungsten Mine workings.

Molybdenum Exploration

A total of 20 diamond drill holes were completed within this zone, with an additional 2 surface diamond drill holes completed to test targets peripheral to this zone. This 22-hole drill program totalled 2,473.5 metres (8115.1 feet) of diamond drilling extracting NQ wire line size core. Of this, a total of 2,087.3 metres (6848.1 feet) was underground drilling within the Dodger 4200 Zone.

Molybdenum mineralization was intersected in all 12 of the underground drill holes. The mineralization is comprised of a network of high-grade molybdenite bearing quartz veins hosted within a granite intrusive body. The grade of the mineralization is variable over the 1,000 foot (300 metre) long zone and is highest in areas where there are a greater number of veins. Assay results from this drilling included drill hole JM05-02 which assayed 0.13% Mo over its entire

58.5-metre (192 foot) length, and hole 3 which averaged 0.068% MoS2 over 150.9 metres (495 feet). Assays as high as 3% Mo over 1-metre lengths were also encountered.

A second phase consisting of 8 diamond drill holes was completed within the underground Dodger 4200 Zone. These holes were designed to more fully assess the molybdenum potential within this zone and to provide for preliminary resource calculations for the zone as tested to date. All of these holes also intersected molybdenum mineralization. The 20-hole, two phase, drill program results indicated the potential for large volumes of lower grade molybdenum mineralization (0.05 to 0.1% Mo) containing more limited zones of high-grade mineralization (0.5 to 1% Mo).

Tungsten Exploration

Four diamond drill holes totalling 1,414 feet (431 m) were completed in the Emerald East Tungsten Zone. This drilling was designed to intersect a skarn band that was shown to contain tungsten mineralization as evidenced by historic diamond drilling conducted during the 1940's to the 1970's. Tungsten, as scheelite, was intersected in all four drill holes, associated with a skarn band that trends northward from the historic Emerald Tungsten Mine workings.

Sampling Method and Approach

Drill core was removed from each drill site at the end of each shift. All drill core was logged at a secure facility in Salmo. Following drill core logging and sample layout, the core was split using a standard manual core splitter, and, for some intervals by using a diamond saw. One half of the core was then placed in a sample bag labelled with an assay tag number and the second half returned to the core box with its location marked with the same assay tag number.

Sample Preparation, Analyses And Security

The core to be assayed was shipped by trucking company from site directly to Acme Labs Ltd. ("Acme") in Vancouver, BC. All sample preparation was done at the laboratory by their staff.

Acme is currently registered with ISO 9001:2000 accreditation. The International Standards Organization (ISO) adopted a series of guidelines (ISO 9000 to 9004) for the global standardization of Quality Assurance for products and services. A company seeking accreditation must implement and maintain a quality assurance system that is compliant with one of the three applicable models (i.e. ISO 9001, 9002 or 9003). Some of the aspects specifically addressed in a quality assurance system include:

- Responsibility of management in defining and achieving quality goals,
- Contract review to ensure customer needs are understood and met,
- Procurement of supplies and services capable of delivering the desired level of quality,
- Handling of material supplied by the customer to ensure integrity,
- Controlling processes to ensure consistency of quality,
- Inspection and testing to ensure that all work meets or exceeds quality criteria,
- Correction and prevention of non-conformities (errors),
- Training of staff, and
- Statistical analysis to ensure quality criteria are met.

Acme utilized standards and duplicate analysis of samples as part of their quality assurance. The certificates of analysis indicate re-assay or duplicate analysis with the prefix "RE". Standards submitted during the analysis of samples are prefixed "STANDARD". The laboratory identifies and remedies situations where the analysis of duplicates or standards is not within allowable levels of variation.

Perry Grunenberg personally monitored procedures for sample collection and delivery to courier in either Salmo or Castlegar, BC. From point of collection until delivery to the courier, the samples were under complete control of Sultan contactors.

The assay laboratories catalogue all samples and assure a complete chain of custody of each sample through the analytical process. At Acme the samples were analyzed by the labs Group 1F-15 analysis that includes 37 elements by ICP methodology. In the Group 1F-15 analysis a representative sample is crushed and pulverized to 95% passing 150 mesh. A split of 15 gram is leached in hot Aqua Regia. The resulting solution is analyzed by ICP-ES and ICP-MS. The lab reports that solubility of some elements will be limited depending on mineral species present. Samples that returned elevated levels of either molybdenum or tungsten were further analyzed by group 7AR analysis where the sample pulp is further leached and analyzed by ICP-ES.

Data Verification

Data used in the preparation of this report were predominantly generated by Sultan during past and current exploration programs. All data is stored in Sultan's office in Vancouver and in a site office located in Salmo, BC. Perry Grunenberg managed or otherwise participated in most of the previous exploration. There appears to be no reason to doubt the accuracy or veracity of the geological exploration data that is presented as written material and as illustrations on maps, sections or diagrams.

Assay Checks with a Second Laboratory

During the program it was standard practice to have Acme crush, pulverize and split out two 250-gram samples. One sample was for analysis and the second was for storage. A representative from Sultan would pick up the second pulps and a selection would be made for submittal to an alternative laboratory for reanalysis. Approximately 10% of the original samples were submitted for reanalysis. The reanalysis for molybdenum was done by Assayers Canada using analytical procedures similar to Acme. The results for molybdenum show that the analysis from Assayers Canada were 1.15% higher than the Acme analysis. There is excellent correlation (Coefficient of Correlation = 0.9951) with no bias indicated (the best fit regression line through the data points coincides with the equal value line). The average inter lab precision, a measure of the scatter about the regression line, is a very reasonable 49%.

The reanalysis for tungsten was done by Becquerel Laboratories Inc. in Ontario using neutron activation procedures. The coefficient of correlation equals 0.9945. A best fit regression line sits a more or less constant distance (68 ppm) above the equal value line indicating a fixed bias with the check lab assaying on average 68 ppm higher than the original Acme assay. The inter lab precision is an excellent 12.3%. The comparison of the two sets of tungsten assays show the Becquerel Laboratories results to be 8.52% higher. The higher results for the neutron activation analysis were expected as this method will determine total tungsten content of the sample while the acid digestion procedure used by Acme will not determine encapsulated tungsten.

During the resource estimation numerous checks of the digital data base through basic software analysis identified typos which were corrected from original drill hole logs and assay sheets. The level of data accuracy was within industry standards for a resource estimation.

Adjacent Properties

The area around the Jersey-Emerald Property has undergone extensive historic exploration and development. A listing of Minfile occurrences from the BC Ministry of Energy and Mines website indicates numerous past producers in close proximity to the Jersey-Emerald. A summary of the significant listings are provided below. The information presented is not necessarily indicative of the mineralization on Sultan's Jersey-Emerald Property.

Molly Property

The Molly molybdenum property is located at about 1,219 metres elevation on the south side of Lost Creek, 12.8 kilometres south-southeast of Salmo. The 4 claims comprising the property were the Bromyrite King, Bromyrite, Molybdenite, and Molybdenum No.1. In 1914, the property was leased for 6 months to Bell brothers of Salmo and molybdenum ore was shipped to Denver, Colorado from open cuts and pits. Early in 1915, the property was leased for one year to B.C. Molybdenite Company, Limited and additional ore was shipped to Denver. In 1916, the property was under lease to International Molybdenum Company, Limited who shipped about 90 tonnes of ore to their plant at

Renfrew, Ontario. The original owners resumed work on the property in 1917 and shipped about 45 tonnes of ore to the Mines Branch, Ottawa.

The property was restaked as the Molly and Molly 1-9 claims (Lots 14232-14241 respectively). The Consolidated Mining and Smelting Company of Canada Limited purchased the property in 1926 and a small amount of underground work and diamond drilling was carried out the following year. The claims were Crown-granted to the company in 1930. The workings at that time included about 30 metres of drift and crosscut, an 18-metre raise, and a winze.

Scheelite was discovered on the Molly 4 claim, about 305 metres southeast and 122 metres above the molybdenum showing, by Joe Gollo, of Howser, in 1942; the company carried out considerable exploration for scheelite that same year. Further work by the company on the molybdenum showing during the period July 1942 to February 1943 included 35 metres of crosscut, 21 metres of drift, and a 5-metre raise; a small tonnage of ore was mined but not shipped.

The Molly Mine is hosted by granites of the Lost Creek stock of the Middle to Late Jurassic Nelson Intrusions, which are intruded into a sequence of argillites and limy argillites of the Ordovician Active Formation. The granite is quartz rich and appears to have an upper fine-grained, aplitic chilled zone or border capping in the order of 2 metres thick.

The aplite is sparsely impregnated with molybdenum, but the main molybdenum ore occurs below this capping within a zone about 3 metres thick containing numerous joints parallel to the intrusive contact. The best mineralization appears within this sheeted zone where the intrusive contact dips at low angles and/or where there are prominent fractures intersecting this sheeting. Molybdenite occurs as selvages on the joint planes or disseminated between the joints. The more massive granite below the sheeted zone is host to very little molybdenite. Tungsten, as scheelite, occurs locally disseminated in skarn zones of small size.

Records indicate that the Molly Mine produced at least 171 tonnes of ore, which carried 3.5 to 5.88 per cent MoS_2. From 1914 to 1917, a total of 11,366 kilograms of molybdenum were produced. Minor pyrite, pyrrhotite, and uraninite are also associated with the deposit. A sample assayed 0.13 equivalent uranium (Geological Survey of Canada, Economic Geology #16).

HB Property

The HB property is located on Aspen Creek, a tributary of Sheep Creek, directly north of the Jersey-Emerald property. The north end of the No. 1 ore body outcropped at an elevation of 1,219 metres, west of Aspen Creek and almost a 1.6 kilometres north of Sheep Creek.

The Consolidated Mining and Smelting Company of Canada (Limited) optioned the claims in 1911. The No. 2 level crosscut was driven during the winter but results were disappointing and the option was dropped in 1912. On the expiry of the lease, the entire property was optioned to a Spokane syndicate operating under the name Hudson Bay Zinc Company. The low level No. 7 crosscut (3,100 level) was started in 1915 and reached a length of 579 metres on completion in 1916. Diamond drilling (473 metres) from the crosscut failed to find ore and the option was given up in 1917. Exploration work was all done in the heavily oxidized zone at the north and on No. 1 ore body where the flat-plunging ore was exposed on surface. The Consolidated Mining and Smelting Company returned in 1927 and starting about 1946, the company began geological investigations that led to an intensive diamond drilling program beginning in 1948. Large bodies of low-grade disseminated sulphides plunging gently south from the oxidized ore body were indicated by this drilling. In 1951, construction of a 1,000 ton per day concentrator began and a new adit level (No. 8) was driven 823 metres north from the Sheep Creek valley mill site to the ore zone.

David Minerals Ltd., by an agreement dated May 8, 1981, purchased the mine, mill and adjacent properties from Cominco Ltd. Renovation of the H.B. mill was carried out to prepare a flotation circuit to custom mill gold-bearing sulphide ores, and a second circuit to treat molybdenite-gold ore from the company's Rossland properties. A gold circuit was put into operation for a short period on ore from the Gold Belt property in December 1981.

The HB ore bodies are currently thought to be Kootenay Arc-type carbonate hosted sedimentary exhalative (sedex) deposits. The ore bodies are located within dolomitized limestone of the Lower Cambrian Laib Formation, Reeves Member (correlative with limestone of the Badshot Formation). The east boundary of the Laib Formation is in contact with argillites of the Lower to Middle Ordovician Active Formation, on a fault contact, with the Active rocks overthrust from the east over the Reeves rocks.

Two distinct calcareous layers of the Reeves Member can be recognized in the area, an upper one about 110 metres thick separated from a lower 12-metre member by 15 to 30 metres of micaceous brown limey argillite. The HB ore bodies occur within a hundred metres or so to the west of the thrust fault. It is thought that the mineralization is related to the intrusion of granitic stocks of the Middle to Late Jurassic Nelson Intrusions with the nearest outcrop about 1 kilometre away from the mine. The only intrusives present in the mine are post-ore diabase dykes up to 3 metres thick.

In the vicinity of the HB Mine, the beds are folded into a broad synclinorium, and the limestone layers in the mine are on the west limb of this structure. The principal ore zones consist of three steeply dipping, parallel zones lying approximately side by side and extending as pencil-like shoots for about 900 metres along the gentle south plunge of the controlling structures. The largest and most easterly ore zone has a maximum height of about 140 metres and a maximum width of 30 metres. Within these zones are steeply dipping discontinuous ore stringers with a lead to zinc ratio of 1:5. There is evidence to indicate ore deposition was controlled by shear zones within the folded limestone; the best ore concentrations occurring at the junctions between steeply dipping shears (the pencil-like ore bodies) and flat lying shears (the flat-lying brecciated ore bodies).

The mineralogy of the ore is relatively simple with pyrite, sphalerite and galena in order of abundance and minor pyrrhotite found locally. The northern portion of these bodies is exposed at surface, near the original HB claim, and is oxidized to a depth of about 100 metres at that point. A smaller zone, located to the southwest of the main HB Mine, is known as the Garnet ore body. The Garnet Zone was mined from the surface from a small open pit, whereas the main mine is entirely underground.

The HB Mine produced a total of 6,656,101 tonnes of ore in 29 years between 1912 and 1978. Recovered from this ore were 29,425,521 grams of silver, 49,511,536 kilograms of lead, 260,431,646 kilograms of zinc, 2,019,586 kilograms of cadmium, 105,412 kilograms of copper and 6,159 grams of gold. Measured and indicated reserves published on December 31, 1978, by Canadian Pacific Limited were given as approximately 36,287 tonnes grading 0.1 per cent lead and 4.1 per cent zinc (Energy, Mines and Resources Canada Mineral Bulletin MR 198, page 209).

Summit, Ore Hill, Bonanza

A number of historic mines that produced silver, gold, lead and zinc are located to the northeast of the Jersey-Emerald Property. These are generally quartz vein occurrences that cut the Lower Cambrian Laib formation limestone and schist.

The Summit occurrence is a quartz-siderite vein deposit which contains erratically distributed pyrite, galena and sphalerite within a narrow fault zone striking 55° and dipping southeast. Most of the mine production was from a 20-metre long "Glory Hole". Production from 1906 to 1938 totalled about 1,094 tonnes, which contained 27,059 grams of gold, 37,883 grams of silver, 13,728 kilograms of lead and 12,988 kilograms of zinc.

The Ore Hill vein deposit includes several adits with over 1,000 metres of underground development. Between 1906 and 1940, a total of 2,241 tonnes of ore were mined and 88,612 grams of gold, 168,424 grams of silver, 80,257 kilograms of lead and 75,651 kilograms of zinc were recovered. South of the adits, a trench exposes limestone in fault contact with schists. The fault strikes 050° and dips 75° southeast. A one-metre wide lamprophyre dyke is injected along the fault and there is about 30 centimetres of fine-grained galena, sphalerite, pyrrhotite and pyrite on the footwall side, within highly altered limestones. North of this exposure, in the adits, the vein is about 45 centimetres wide within quartzite but narrows along strike as it crosscuts argillites. No mineralization is reported in the quartzite section.

The Bonanza North and South veins are developed by four adits on the Dip claim. About 17 tonnes were shipped in 1910, but the value of the shipment was not reported (Minister of Mines Annual Report 1910, page 110). In 1963, a total of 14 tonnes were mined, from which 124 grams of gold, 2,861 grams of silver and 118 kilograms of lead were recovered. Results of a 1982 sampling program indicates that there is an ore shoot above and below the second level on the North vein. Potential is indicated at depth where the productive horizon is projected to below an elevation of 914 metres. In 1983, 2720 tonnes of proven and possible ore at a grade of 18.86 grams per tonne gold was outlined on the North Bonanza vein (Assessment Report 11249). A later estimate of the ore on the property was reported to be 14,254 tonnes grading 10.28 grams per tonne gold (George Cross News Letter No.217 (November 12), 1987).


GOLD BELT
HB (L.12672)
GARNET (L.10809)
KOOTENAY BELLE
ALEXANDER
BLACK ROCK NORTH (L.14406)
LUCKY BOY (L.9188)
BONANZA (L.10161)
MAYFLOWER (L.9189)
ORE HILL (L.2073)
RIVER
BLACK ROCK SOUTH
SUMMIT (L.10010)
ALLOUEZ
INVINCIBLE (L.12084)
DODGER (L.12083)
FEENEY (L.9074)
EMERALD
EMERALD TUNGSTEN
JERSEY (L.9070)
COMET (L.14761)
MOLLY (L.14232)
MEADOW VIEW
LOST CREEK
M.U.T.
SOUTH SALMO RIVER
TRUMAN

Figure III: Minfile Occurrence Locations (from BC Ministry of Energy and Mines website)

Mineral Processing and Metallurgical Testing

In February 2006, Sultan sent a composite sample of drill core from holes JM05-03, JM05-13, JM05-14 and JM05-15, located within the molybdenum zone, to Process Research Associates Ltd. ("PRA") for an assessment of the Mo recovery potential using basic processing schemes. The results are presented in a report from PRA (Tan, 2006) with the summary reproduced below.

"Drill hole samples from the Jersey project were blended into a single mineral composite, which was tested by flotation for evaluation to recover molybdenum (Mo). The Table below provides a head assay from averaged results, including back-calculated feed grades from the laboratory studies. The main mineral of interest was molybdenite. However, many potential by-product recovery options could also be considered.

HEAD GRADE				
Au g/T)	Ag (g/T)	Mo (%)	Fe (%)	S (%)
0.055	0.605	0.311	1.508	1.27

Rougher flotation recovered more than 97% Mo, at relatively coarse particle sizes of 80% passing (P_{80}) 170µm. The 1st rougher stage flotation recovered 98% Mo and 81% Au in 4.3% of the mass. The majority of the mass was contributed by 61.7% of the Fe (pyrite).

Using lime as pyrite depressant in 5 stages of cleaning, yielded grades of 2.82 g/t Au, 27.0 g/t Ag, 29.2 % Mo and 20.5% Fe, with recoveries exceeding 47% Au and 95% Mo.

It is concluded that the results of exploratory testing are encouraging and that further testing should focus on improving the molybdenite and pyrite separation to both improve the grade of the Mo concentrate. Variation to floatation response within the mineralized zones should also be investigated."

With regards to tungsten recoveries, the best information available is from the last few years of operation of the Invincible and East Dodger mines. According to Ed Lawrence, P.Eng., the Mine Manager for Placer Dome at that time, the total throughput was 370,600 short dry tons with a WO_3 recovery of 81.5% during the last two years of normal operations 1971-1972.

Resource Estimation

Molybdenum Resource

Statistics and Grade Capping

Data for the resource estimate of the Dodger 4200 Zone consisted of 21 diamond drill holes with a contained 1,271 assays for molybdenum in ppm. Of these assays 21 reported as 0.0 and were assigned a nominal 0.1 ppm grade.

Statistics for Mo grades Dodger 4200 Zone

	Mo ppm
Number	1,271
Mean	414.8
S.D.	1592.7
Minimum	0.10
Maximum	31,070
Coef. Of Variation	3.84

A lognormal cumulative frequency plot was produced from the 1,271 Mo assays. A total of 5 overlapping lognormal Mo populations were partitioned from the total data set as shown in the table below:

Individual Overlapping Populations for Mo in the Dodger 4200 Zone

Population	Mean Mo ppm	Proportion of Total Data Set	Number of Samples
1	5984.0	1.42 %	18
2	3463.0	3.26 %	41
3	521.7	17.08 %	217
4	21.77	70.08 %	891
5	0.8	8.16 %	104

Populations 1, 2 and 3 probably represent the various veins and stockworks containing molybdenum mineralization. Population 4 and 5 probably represents background molybdenum values in granites and sediments. The upper portions of populations 1 and 2 should be considered erratic high-grades and an effective cap threshold would be 2 standard deviations above the mean of population 2, a value of 15,800 ppm Mo. Two samples were capped at 15,800 ppm Mo.

The capping of two samples adjusted the mean grade and coefficient of variation slightly downward as shown in table below:

Statistics for Capped Mo Grades Dodger 4200 Zone

	Mo ppm
Number	1,271
Mean	402.4
S.D.	1404.0
Minimum	0.10
Maximum	15,800
Coef. Of Variation	3.49

Geologic Model

A three-dimensional solids model was produced for the Dodger 4200 Moly Zone. The mineralized zone was interpreted from cross sections constructed roughly perpendicular to the strike of the zone. Solids were constrained by the drill holes and shapes of mineralized areas and were maintained between cross sections. The top of the solids was constrained by geologic contacts to the surrounding country rocks.

Compositing

All drill holes were "passed through" the geologic granitic solid with the points where each hole entered and left the solid determined. For the Dodger 4200 Zone 10 foot (3.05 m) down hole composites were produced for the segments of drill holes within granite. Compositing was started at the granite surface and ended in all cases within granite. Composites less than 5 ft. (1.52 m) at the end of holes were joined with the adjoining samples to produce a uniform support of composites 10 ± 5 ft.

Statistics for 10 ft composites are shown in the table below:

Statistics for Dodger 4200 Zone 10 ft. Mo Composites

Number of Composites	693
Mean Mo (ppm)	294
Standard Deviation	866
Minimum Value Mo ppm	0.10
Maximum Value Mo ppm	15,800
Coefficient of Variation	2.94

Variography

Molybdenum 10 ft. composites within the granite were examined using pairwise relative semivariograms. A nested anisotropic spherical model was fit to the four major horizontal directions, namely; Az. 90, Az. 0, Az. 45 and Az 135. The longest range of 80 ft (24.4 m) was found in the N-S direction (Az. 0). A vertical semivariogram was produced and showed a range of 20 ft. (6.1 m). Models were run for Az. 90 dip -45 and Az. 270 Dip –45; but both showed an isotropic range of 25 ft, longer than the vertical direction. The semivariogram parameters are summarized in the table below:

Semivariogram Parameters for Mo

Zone	Variable	Azimuth	Dip	Nugget Effect	Short Structure	Long Structure	Short Range (ft)	Long Range (ft)
Dodger 4200 Zone	Mo	0	0	0.20	0.22	0.50	10	80
		90	-45	0.20	0.22	0.50	10	25
		270	-45	0.20	0.22	0.50	10	25

Block Model

Rotated block models with block dimensions 50 x 50 x 20 ft. were placed over both solids with the proportion of each block below the topographic surface and inside the solid recorded. The block model parameters are listed below:

Block Model Parameters

Minimum Easting 8000 E	blocks 50 ft wide	42 columns
Minimum Northing 6000 N	blocks 50 ft long	84 rows
Maximum elevation 5000	blocks 20 ft high	70 levels
Model rotated 30° north around Z axis.		

Grade Interpolation

Search ellipses to constrain the ordinary kriging runs had dimensions based on the ranges of the semivariograms along the three principal directions of anisotropy. The estimate was competed in 4 passes with pass 1 using ¼ the semivariogram ranges, pass 2 using ½ the ranges, pass 3 using the full range and a final pass 4 using twice the semivariogram range as summarized below:

Kriging Search Strategy for Dodger 4200 Mo Zone

Zone	Pass	Number Estimated	Direction	Dist. (ft)	Direction	Dist. (ft)	Direction	Dist. (ft)
Dodger 4200 Mo Zone	1	0	Az 0 Dip 0	20	Az 90 Dip -45	6.25	Az 270 Dip -45	6.25
	2	17	Az 0 Dip 0	40	Az 90 Dip -45	12.5	Az 270 Dip -45	12.5
	3	360	Az 0 Dip 0	80	Az 90 Dip -45	25	Az 270 Dip -45	25
	4	1201	Az 0 Dip 0	160	Az 90 Dip -45	50	Az 270 Dip -45	50

A minimum of 4 composites and maximum of 16 composites were required to estimate a block. If more than 16 composites were found within the search ellipse, the closest 16 were used. If the minimum 4 composites were not found the block was not estimated during that particular pass.

Specific Gravity

There is no information on historic bulk density numbers used in molybdenum zones. Some specific gravity determinations have been made from recent drilling in holes JM05-01 to JM05-12. These determinations are presented in the table below. For this resource estimation an average SG of 2.68 was used. This converts to a tonnage factor of 11.96 cu. ft./ton.

Summary of Specific Gravity Determinations in Molybdenum Zone

Hole	Footage	Wt. in ozs	Wt in grams	Ozs in water	Grams in water	Volume Ml	SG
JM05-01	222.0	4.8	136.0	3.0	85.0	51.0	2.67
JM05-12	441.0	5.9	167.0	3.7	105.0	63.0	2.69
JM05-10	17.0	6.5	184.0	4.0	113.0	69.0	2.59
JM05-02	51.0	2.5	71.0	1.6	45.0	24.0	2.73
JM05-03	150.0	4.7	133.0	2.9	82.0	47.0	2.61
JM05-02	177.0	3.3	94.0	2.2	62.0	32.0	2.94
JM05-11	333.0	8.8	249.0	5.5	156.0	92.0	2.68
JM05-10	68.0	2.8	79.0	1.7	48.0	29.0	2.55
Average							**2.68**

Tungsten Resource

The tungsten resource is made up of several different discrete tungsten bearing zones: the Invincible, Emerald, Dodger and East Dodger zones. The Emerald Zone, to the south of the Invincible, is believed to be completely mined out. There are also significant mined out portions within the other zones. The mined out areas have been digitized from underground stope plans and are believed to be reasonably up to date. The problem exists, however in historic mines, that for the last stages of mining keeping accurate records of mine development is not a high priority and as a result the actual mined out portion of these mineralized zones might be larger than shown in these models. For the purpose of modelling, the Invincible historic data is combined with the Emerald Zone, while the Dodger and East Dodger are similar zones separated by a barren patch of granite.

Statistics and Grade Capping

Data for the tungsten resource estimate consisted of 635 diamond drill holes with a contained 4,857 assays for WO_3% within the Invincible – Emerald zones and 3,958 diamond drill holes with a contained 2,554 assays for WO_3% within the Dodger and Dodger East zones. Missing assays between assayed intervals within the Dodger-East Dodger zones were replaced with a nominal 0.0001 % WO_3 taking the total number of assays to 6,559.

Statistics for WO_3 Grades

	INVINCIBLE – EMERALD	DODGER – EAST DODGER	
	Assayed Values WO_3 (%)	Assayed Values WO_3 (%)	With gaps added At 0.0001 (%) WO_3
Number	4,857	2,554	6,559
Mean	0.493	0.950	0.370
S.D.	1.176	1.515	1.052
Minimum	0.0001	0.0001	0.0001
Maximum	23.4	26.3	26.3
Coef. Of Variation	2.38	1.59	2.84

Lognormal cumulative frequency plots were produced for WO_3 assays in both the Invincible-Emerald and Dodger-East Dodger zones.

Within the Invincible-Emerald zones a total of 3 overlapping lognormal populations were partitioned from the total data set.

Individual Overlapping Populations for WO_3 in the Invincible-Emerald Zones

Population	Mean WO_3 (%)	Proportion of Total Data Set	Number of Samples
1	7.152	0.36 %	17
2	0.619	44.36 %	2,154
3	0.006	55.28 %	2,684

Population 1 appears to be real with a couple of erratic assays and should be capped at a level of 13.2 % WO_3. Two samples with grades of 22.08 % and 23.4 % were capped at 13.2 % WO_3. Both samples are isolated highs surrounded by much lower values.

Within the Dodger-East Dodger zones a total of 6 overlapping lognormal populations were partitioned from the total data set.

Individual Overlapping Populations for WO_3 in the Dodger-East Dodger Zones

Population	Mean WO_3 (%)	Proportion of Total Data Set	Number of Samples
1	7.231	2.06 %	53
2	3.177	8.66 %	221
3	0.910	35.98 %	919
4	0.234	35.89 %	917
5	0.077	11.12 %	284
6	0.049	6.28 %	160

Populations 1 (2% of the total data) appears to represent a high-grade population and should be capped at 2 standard deviations above the mean of population 1, a level of 14.2 % WO_3. One sample with grades of 26.3% was capped at 14.17 % WO_3.

The effects of capping three samples, within the two zones, adjusted the mean grade and coefficient of variation slightly downward as shown in the table below:

Statistics for capped WO_3 grades

	INVINCIBLE – EMERALD WO_3 (%)	DODGER – EAST DODGER WO_3 (%)
Number	4,856	2,554
Mean	0.490	0.946
S.D.	1.116	1.453
Minimum	0.0001	0.0001
Maximum	13.20	14.17
Coef. Of Variation	2.27	1.53

Geologic Model

Based on cross sections and underground workings, Sultan geologists working with Alex Walcott, a consulting geophysicist, built 3 dimensional geologic solids to outline the tungsten skarn zones. Underground workings were also modelled.

Compositing

All drill holes were "passed through" the geologic tungsten solids with the points each hole entered and left the solid determined. For all zones 10 foot (3.05 m) down hole composites were produced for the segments of drill holes within the mineralized solids. Composites less than 5 ft. (1.52 m) at the end of holes were joined with the adjoining samples to produce a uniform support of composites 10 ± 5 ft. For intervals of holes with missing assays a nominal 0.0001 % WO_3 was inserted. Statistics for 10 ft composites are shown in the table below:

Statistics for 10 ft. WO_3 Composites in the Invincible and Dodger Solids

	INVINCIBLE 10 ft. Composite WO_3 (%)	DODGER 10 ft. Composite WO_3 (%)
Number of Composites	2,109	4,257
Mean % WO_3	0.220	0.101
Standard Deviation	0.492	0.359
Maximum Value % WO_3	6.326	6.177
Coefficient of Variation	2.23	3.57

Variography

Tungsten 10 ft. composites within the Dodger-East Dodger and Invincible zones were examined using pairwise relative semivariograms. Nested anisotropic spherical models were fit along the strike of both zones. The vertical and -45° dip in both directions perpendicular to strike were modelled. For the Invincible Zone the directions of maximum continuity were along Azimuth 15 Dip 0 (60 ft.) and Azimuth 285 Dip -45° (60 ft.). Within the Dodger-East Dodger zones the maximum continuity was demonstrated along Azimuth 10 Dip 0 (150 ft.) and Azimuth 280 Dip -45° (150 ft.).

Semivariogram Parameters for WO_3

Zone	Variable	Azimuth	Dip	Nugget Effect	Short Structure	Long Structure	Short Range (ft)	Long Range (ft)
Invincible Zone	WO_3	15	0	0.40	0.55	0.30	15	60
		285	-45	0.40	0.55	0.30	20	60
		105	-45	0.40	0.55	0.30	8	15
Dodger-East Dodger Zone	WO_3	10	0	0.35	0.45	0.15	20	150
		280	-45	0.35	0.45	0.15	30	150
		100	-45	0.35	0.45	0.15	35	120

Block Model

Rotated block models with block dimensions 25 x 25 x 25 ft. were placed over all solids with the proportion of each block below the topographic surface and inside the solid recorded. The block model parameters are listed below:

Block Model Parameters

Minimum Easting 7800 E	blocks 25 ft wide	72 columns
Minimum Northing 5000 N	blocks 25 ft long	256 rows
Maximum elevation 4650	blocks 25 ft high	66 levels
No Rotation.		

Grade Interpolation

Tungsten grades were interpolated into the block model by ordinary kriging. Each of the four solids was estimated using only composites within that solid. Search ellipses to constrain the ordinary kriging runs were based on the ranges of the semivariograms along the three principal directions of anisotropy. A minimum of 4 composites were required to estimate a block and a maximum of 8 composites were allowed. If more than 8 composites were found the closest 8 were used. The blocks were estimated in a series of runs or passes with the search ellipse for Pass 1 set at ¼ the ranges of the semivariogram. For blocks not estimated during Pass 1 the search ellipse was expanded to ½ the ranges of the semivariogram and the kriging exercise was repeated. For blocks still not estimated the search ellipse was expanded to the full range of the semivariogram. Finally a fourth pass using dimensions of the search ellipse equal to twice the semivariogram range was completed to fill in blocks still not estimated.

Kriging Search Strategy for Tungsten

Zone	Pass	Direction	Dist. (ft)	Direction	Dist. (ft)	Direction	Dist. (ft)
Invincible	1	Az 15 Dip 0	15	Az 285 Dip -45	15	Az 105 Dip -45	3.75
	2	Az 15 Dip 0	30	Az 285 Dip -45	30	Az 105 Dip -45	7.50
	3	Az 15 Dip 0	60	Az 285 Dip -45	60	Az 105 Dip -45	15
	4	Az 15 Dip 0	120	Az 285 Dip -45	120	Az 105 Dip -45	30
Dodger-East Dodger	1	Az 10 Dip 0	37.5	Az 280 Dip -45	37.5	Az 100 Dip -45	30
	2	Az 10 Dip 0	75	Az 280 Dip -45	75	Az 100 Dip -45	60
	3	Az 10 Dip 0	150	Az 280 Dip -45	150	Az 100 Dip -45	120
	4	Az 10 Dip 0	300	Az 280 Dip -45	300	Az 100 Dip -45	240

Specific Gravity

As with the molybdenum resource there was no information available on the bulk density of tungsten mineralization. A total of 9 specific gravity determinations were made from 2006 drill holes as shown in the following table:

Summary of Specific Gravity Determinations in Tungsten Zone

Hole	WO_3 (%)	Footage	Wt. in ozs	Wt in grams	Ozs in water	Grams in water	Volume ml	SG
E06-02	0.0001	178.0	7.3	207.0	4.7	133.0	73.0	2.80
E06-02	0.001	18.0	12.4	352.0	7.8	221.0	125.0	2.69
E06-03	0.0017	331.0	5.8	164.0	3.7	105.0	59.0	2.78
E06-03	0.025	42.0	7.8	221.0	5.0	142.0	77.0	2.80
E06-04	0.101	104.5	9.1	258.0	6.3	179.0	75.0	3.27
E06-04	0.103	89.0	7.5	213.0	5.1	145.0	66.0	3.13
E06-01	0.202	88.0	5.9	167.0	4.1	116.0	48.0	3.27
E06-02	0.241	53.0	10.3	292.0	7.2	204.0	83.0	3.32
E06-02	0.346	336.0	9.4	266.0	6.9	196.0	70.0	3.80
Average								**3.10**

Clearly bulk density is a function of the tungsten grade within a sample. Blocks with grades less than 0.1% WO_3 were assigned a specific gravity of 2.77 (tonnage factor of 11.57 cu. ft/ton) the average of samples below 0.1% WO_3. Block grades from 0.1 to 0.3 % WO_3 were assigned a specific gravity of 3.25 (tonnage factor of 9.86 cu. ft/ton) the average of samples between 0.1 and 0.3% WO_3. Blocks greater than 0.3% WO_3 were assigned a value of 3.36 (tonnage factor of 9.54 cu. ft/ton) the average of all samples greater than 0.1% WO_3.

More determinations should be made on this project to better relate the bulk density to grade of WO_3 and contained scheelite.

Classification

Introduction

Based on the study herein reported, delineated mineralization of the Dodger Zone Molybdenum and Jersey Tungsten zones is classified as a resource according to the definitions set out in National Instrument 43-101.

Results

Molybdenum Zone

Classification within the Dodger 4200 Molybdenum Zone was based on grade continuity and to an extent on the limited amount of drill hole information (21 drill holes). The geologic continuity of the granite is well established from drilling and underground exposure. Grade continuity can be quantified by the semivariogram model. No material was considered measured at this time due to the short range of the semivariograms and no blocks estimated during pass 1 with search ellipse dimensions at ¼ of the semivariogram range. Blocks estimated during pass 2 using a search ellipse equal to ½ the semivariogram range were classed indicated. All remaining blocks were classed inferred at this time:

Dodger 4200 Mo Zone - Indicated Resource			
Mo Cutoff (%)	Tons> Cutoff (tons)	Grade > Cutoff	
		Mo (%)	Pounds Mo
0.01	49,000	0.067	65,660
0.02	37,000	0.085	62,900
0.03	37,000	0.085	62,900
0.04	32,000	0.091	58,240
0.05	**28,000**	**0.098**	**54,880**
0.06	25,000	0.103	51,500
0.07	25,000	0.103	51,500
0.08	25,000	0.103	51,500
0.09	17,000	0.112	38,080
0.10	13,000	0.117	30,420
0.11	8,000	0.123	19,680
0.12	8,000	0.123	19,680

Dodger 4200 Mo Zone - Inferred Resource			
Mo Cutoff (%)	Tons> Cutoff (tons)	Grade > Cutoff	
		Mo (%)	Pounds Mo
0.01	3,377,000	0.034	2,296,360
0.02	1,946,000	0.048	1,868,160
0.03	1,190,000	0.064	1,523,200
0.04	744,000	0.082	1,220,160
0.05	**481,000**	**0.103**	**990,860**
0.06	387,000	0.115	890,100
0.07	265,000	0.138	731,400
0.08	217,000	0.152	659,680
0.09	188,000	0.162	609,120
0.10	163,000	0.173	563,980
0.11	155,000	0.177	548,700
0.12	142,000	0.182	516,880

Tungsten Zones

Classification for the Tungsten zones also depended on both geologic and grade continuity. The geologic continuity has been established by underground mining, sampling, mapping and drilling. The grade continuity can be quantified by the semivariograms for the respective zones.

Measured blocks were those estimated in pass 1 using a search ellipse with dimensions equal to ¼ of the semivariogram ranges. Ranges for WO_3 in the Dodger Zones were longer and as a result more measured blocks are reported in the Dodger Zones than in the Invincible.

Indicated blocks were those estimated in pass 2 using a search ellipse with dimensions equal to ½ the semivariogram ranges. All other blocks estimated in passes 3 or 4 were classed inferred.

Tonnage reduction for underground mined out areas.

Over the life of mine in the tungsten bearing zones 1,597,802 tons of tungsten ore grading 0.76% WO_3 were mined and milled. This tonnage is tabulated by zone in the following table:

Summary of Mining History in Tungsten Zones

Tungsten Zone	Tonnage (tons)	Average WO_3 (%)
Emerald Mine	734,000	0.93
Feeney Mine	60,000	0.92
Invincible Mine	283,000	0.65
Dodger 4400 Mine	138,000	0.56
East Dodger Mine	384,000	0.56

Note. Tonnages in table have been rounded to nearest thousand so total does not match the total quoted above exactly.

The Emerald and Feeney mines are believed to be depleted of tungsten ore. The Invincible and the two Dodger zones, however, still have a significant tonnage remaining. At the time of the mine closure, the underground surveying was thought to be current and up to date (Personal Communication – Ed Lawrence former Manager of the Jersey, Invincible, and East Dodger mines).

Underground level plans for the Invincible, Dodger 4400 and East Dodger zones were digitized and three dimensional solids, depicting underground development, were created by Alex Walcott. Blocks within the tungsten zone models were then adjusted with tonnage subtracted for mined out material.

While at this time no economic studies have been completed for the Jersey, project historic cutoffs and current prices for tungsten suggest that a reasonable economic cutoff might be in the range of 0.15% WO_3 and this cutoff has been highlighted in all tables.

The results are tabulated for all zones and then individually for Dodger and Invincible zones in the following three tables:

TOTAL WO_3 RESOURCE FOR JERSEY PROJECT

MEASURED			INDICATED	
Cutoff WO_3 (%)	Tons > Cutoff (tons)	Grade > Cutoff WO_3 (%)	Tons > Cutoff (tons)	Grade > Cutoff WO_3 (%)
0.10	1,700,000	0.304	1,880,000	0.291
0.12	1,480,000	0.333	1,610,000	0.322
0.14	1,290,000	0.362	1,410,000	0.350
0.15	**1,200,000**	**0.379**	**1,310,000**	**0.365**
0.16	1,120,000	0.397	1,260,000	0.374
0.18	980,000	0.429	1,120,000	0.399
0.20	880,000	0.454	1,000,000	0.423
0.22	780,000	0.486	900,000	0.447
0.24	730,000	0.504	810,000	0.472
0.26	660,000	0.531	690,000	0.508
0.28	610,000	0.554	610,000	0.541
0.30	560,000	0.574	560,000	0.564
0.32	510,000	0.601	500,000	0.591
0.34	440,000	0.644	460,000	0.619
0.36	400,000	0.678	410,000	0.647
0.38	370,000	0.699	390,000	0.665
0.40	340,000	0.725	370,000	0.682

INFERRED			MEASURED PLUS INDICATED	
Cutoff WO_3 (%)	Tons > Cutoff (tons)	Grade > Cutoff WO_3 (%)	Tons > Cutoff (tons)	Grade > Cutoff WO_3 (%)
0.10	1,590,000	0.333	3,590,000	0.297
0.12	1,400,000	0.362	3,090,000	0.327
0.14	1,270,000	0.386	2,700,000	0.356
0.15	**1,210,000**	**0.397**	**2,510,000**	**0.372**
0.16	1,160,000	0.408	2,370,000	0.385
0.18	1,080,000	0.427	2,090,000	0.413
0.20	990,000	0.447	1,890,000	0.438
0.22	920,000	0.468	1,680,000	0.465
0.24	830,000	0.490	1,540,000	0.487
0.26	770,000	0.510	1,350,000	0.520
0.28	730,000	0.522	1,220,000	0.548
0.30	680,000	0.541	1,120,000	0.569
0.32	620,000	0.564	1,020,000	0.596
0.34	560,000	0.586	900,000	0.631
0.36	520,000	0.609	810,000	0.662
0.38	480,000	0.627	760,000	0.682
0.40	450,000	0.640	710,000	0.703

This total resource can be subdivided into the two separate zones namely: Dodger and Invincible.

DODGER RESOURCE

MEASURED				INDICATED	
Cutoff WO_3 (%)	Tons > Cutoff (tons)	Grade > Cutoff WO_3 (%)		Tons > Cutoff (tons)	Grade > Cutoff WO_3 (%)
0.10	1,700,000	0.304		1,630,000	0.277
0.12	1,470,000	0.333		1,370,000	0.309
0.14	1,290,000	0.362		1,190,000	0.337
0.15	**1,200,000**	**0.380**		**1,100,000**	**0.352**
0.16	1,110,000	0.397		1,050,000	0.362
0.18	970,000	0.429		920,000	0.389
0.20	880,000	0.455		820,000	0.412
0.22	780,000	0.487		730,000	0.437
0.24	730,000	0.505		660,000	0.461
0.26	660,000	0.532		560,000	0.498
0.28	600,000	0.555		480,000	0.534
0.30	560,000	0.576		440,000	0.556
0.32	510,000	0.603		390,000	0.588
0.34	440,000	0.645		360,000	0.610
0.36	390,000	0.679		320,000	0.639
0.38	370,000	0.701		300,000	0.659
0.40	340,000	0.725		290,000	0.673

INFERRED				MEASURED PLUS INDICATED	
Cutoff WO_3 (%)	Tons > Cutoff (tons)	Grade > Cutoff WO_3 (%)		Tons > Cutoff (tons)	Grade > Cutoff WO_3 (%)
0.10	250,000	0.214		3,330,000	0.291
0.12	170,000	0.266		2,850,000	0.322
0.14	150,000	0.286		2,480,000	0.350
0.15	**130,000**	**0.299**		**2,300,000**	**0.367**
0.16	110,000	0.328		2,160,000	0.380
0.18	100,000	0.346		1,890,000	0.409
0.20	80,000	0.373		1,700,000	0.434
0.22	70,000	0.417		1,510,000	0.463
0.24	60,000	0.444		1,380,000	0.484
0.26	50,000	0.480		1,210,000	0.517
0.28	50,000	0.482		1,080,000	0.546
0.30	40,000	0.510		1,000,000	0.567
0.32	40,000	0.536		900,000	0.596
0.34	30,000	0.573		800,000	0.629
0.36	30,000	0.626		720,000	0.661
0.38	30,000	0.626		670,000	0.682
0.40	20,000	0.648		630,000	0.701

INVINCIBLE RESOURCE

Cutoff WO3 (%)	MEASURED		INDICATED	
	Tons > Cutoff (tons)	Grade > Cutoff WO3 (%)	Tons > Cutoff (tons)	Grade > Cutoff WO3 (%)
0.10	7,600	0.238	252,000	0.380
0.12	6,100	0.269	236,000	0.398
0.14	4,600	0.311	219,000	0.418
0.15	**4,600**	**0.311**	**211,000**	**0.429**
0.16	4,600	0.311	205,000	0.436
0.18	4,600	0.311	196,000	0.450
0.20	4,600	0.311	182,000	0.470
0.22	3,200	0.361	170,000	0.487
0.24	3,200	0.361	151,000	0.520
0.26	3,200	0.361	136,000	0.549
0.28	3,200	0.361	128,000	0.567
0.30	3,200	0.361	117,000	0.592
0.32	3,200	0.361	112,000	0.605
0.34	1,600	0.384	96,000	0.652
0.36	1,600	0.384	89,000	0.674
0.38	1,600	0.384	86,000	0.685
0.40			78,000	0.716

Cutoff WO3 (%)	INFERRED		MEASURED PLUS INDICATED	
	Tons > Cutoff (tons)	Grade > Cutoff WO3 (%)	Tons > Cutoff (tons)	Grade > Cutoff WO3 (%)
0.10	1,340,000	0.354	259,000	0.376
0.12	1,240,000	0.375	242,000	0.394
0.14	1,130,000	0.399	224,000	0.416
0.15	**1,080,000**	**0.410**	**215,000**	**0.427**
0.16	1,052,000	0.417	210,000	0.434
0.18	977,000	0.436	200,000	0.447
0.20	908,000	0.454	186,000	0.466
0.22	848,000	0.472	173,000	0.485
0.24	776,000	0.494	154,000	0.517
0.26	722,000	0.512	139,000	0.545
0.28	686,000	0.525	131,000	0.562
0.30	637,000	0.543	120,000	0.586
0.32	581,000	0.566	115,000	0.599
0.34	532,000	0.587	98,000	0.648
0.36	490,000	0.608	91,000	0.669
0.38	452,000	0.627	88,000	0.679
0.40	430,000	0.640	78,000	0.716

Other Relevant Data and Information

The Jersey-Emerald Property has undergone historic mining over a significant span of time, for a variety of commodities. Both underground and surface mining methods have been utilized in the extraction of ore. Remnants of this historic work exist on the property surface, including open cuts and pits, portals to underground access, waste dumps and mill tailings. The zones of mineralization covered in this report are primarily within or adjacent to these areas of previous mining, and the project is therefore considered to be "brownfields" exploration. Brownfields exploration may allow for more readily available permitting and advancement of continued work, and for eventual development of resources on the property. Further consideration is required to ascertain the level of liability attached to the remnant disturbed areas from historic mining. Sultan has initiated baseline environmental data collection on the property, including surface stream water sampling and sampling of waters draining the underground workings.

Interpretation and Conclusions

The results of the study summarized in this report indicate potential for both molybdenum and tungsten resources on the Jersey property. This study was conducted as a preliminary assessment of these potentials, and indicates that there are numerous target zones for continued exploration on the property for these metals.

The skarn mineralization associated with the deposition of tungsten is primarily generated by the intrusion of the underlying granitic stock into limey country rock. Drill hole compilations indicate that the granite surface may be extensive but has only been partially mapped. Further exploration for tungsten will include more detailed interpretation of the geometry of the granite surface, with emphasis on proximity and contact with limey host rock.

The stockwork vein and fracture system that hosts molybdenum mineralization has seen very limited exploration, mostly within areas easily accessed by existing infrastructure. The preliminary resource study presented within this report indicates that average grades of molybdenum within the porphyry system are significant enough for potential underground mining methods of extraction, and includes limited zones with highly elevated grades. Drill hole compilations indicate that the stockwork mineralization has been tested to relatively shallow extents below the Dodger 4200 level workings. Further exploration for molybdenum is planned to include testing the stockwork mineralization for depth extent, and testing for continuity to the north and south of the zones intersected in the Dodger 4200 and Dodger 4400 levels.

Based on the results of the preliminary resource calculation, further work is recommended for both tungsten and molybdenum mineralization within and adjacent to the zones covered in this report. Also, there are strong indications of exploration potential for these metals within the historically mined areas as well as within the surrounding terrain, as evidenced by numerous showings of tungsten and molybdenum summarized within Section 15 of the NI 43-101 technical report filed under the Company's profile on Sedar at www.sedar.com.

Recommendations

The recommendations presented in the report are designed for further exploration for tungsten and molybdenum mineralization on the property, as well as addressing requirements to progress the resources toward mining feasibility. A general recommendation for any additional drilling would be to systematically take more bulk density determinations to better relate bulk density to grade.

Recommendations for Tungsten Exploration

The primary exploration target for tungsten mineralization is along the East Emerald Zone. This zone extends from the historic Emerald Mine northward, trending above the Feeney and Invincible historic mines to the area tested by diamond drilling in 2006. Definition of this zone will include a combination of surface trenching and diamond drilling along this corridor. The zone extends for an estimated strike length of 1.2 kilometres. Drill stations should be set at an average spacing of 200 metres along the zone. A fan of 3 or more drill holes completed from each station will help to define the orientation, width and grade of the skarn mineralization along the zone. Trenching of the zone

is possible where surface exposures occur within the northern portion. A total of 11,000 metres of drilling in 60 drill holes is proposed to test the East Emerald Zone and its projected extension to the south.

The Invincible Mine workings may provide further access for testing of the East Emerald Tungsten Zone, as well as further investigation of molybdenum mineralization noted in mine plans and within the waste piles excavated during decline development. Dewatering of the mine workings and stabilization of access portals is required for re-establishment of this access.

Historic mine plans and drill hole data indicate that there are remaining tungsten reserves within the East Dodger Mine. This area is readily accessible utilizing the existing infrastructure. Testing of the East Dodger Zone requires a series of short drill holes completed from stations set along the Dodger 4200 North drift. A total of 5,000 metres of drilling in 35 drill holes is recommended to test this zone. This drilling can be completed contemporaneously with molybdenum exploration drilling described below.

Completion of the 16,000 metres of surface and underground diamond drilling, trenching and support for tungsten mineralization on the property is estimated at a cost of $2,450,000. Dewatering of the Invincible Mine workings and access rehabilitation/stabilization is estimated to cost $80,000.

The report recommended that a preliminary scoping study be completed by the Company. The study for the Dodger and Invincible tungsten deposits would include:

1. Preparation of a mine plan,
2. Design and costing of surface facilities,
3. Implementation and completion of environmental studies,
4. Review ore transport options,
5. Review tailings disposal options,
6. Review wastewater disposal alternatives,
7. Review historic metallurgy,
8. Investigate recent metallurgical advances.

The level of detail required in the scoping study is partially determined by the requirements for permitting of the site for mining. The report recommended that consultation be initiated with the Ministry of Mines of British Columbia to establish the terms of reference for mine permitting of this site.

Costing for completion of the preliminary scoping study will vary depending upon the level of work required for permitting of a mine at this site. Based on a review of similar studies, the cost associated is expected to range between $100,000 and $200,000.

Total cost for continued exploration and definition of the tungsten resource is estimated at $3,294,000. Total cost for completion of work required to complete a preliminary scoping study for tungsten extraction is estimated at $110,000. The combined total cost to complete the recommended work is estimated at $3,404,500.

Recommendations for Molybdenum Exploration

The initial exploration to further explore the molybdenum potential of the property includes investigating the north, south and depth continuity of the East Dodger Molybdenum Zone. This includes underground diamond drilling from drill stations set up along the Dodger 4200 North drift. Drilling can be completed contemporaneously with the planned tungsten exploratory drilling as described above. Drill station locations and drill hole alignments will be designed to test to depth below the known stockwork zone, and to test for continuity of the zone between the Dodger 4200 and Dodger 4400 areas and to the south of previous drilling. A total of 3,000 metres of diamond drilling in 15 holes is recommended for this stage of testing. The proposed budget for this phase is estimated at $715,000.

It is recommended that complete metallurgical studies on existing drill core rejects from the East Dodger Molybdenum Zone be conducted. A minimum of 2 composite samples obtained from drill core rejects are to be submitted for study at a total estimated cost of $30,000.

PROPOSED PROGRAM BUDGET ESTIMATES:

Tungsten Exploration Program		
Surface Diamond Drilling, Emerald East Zone	7000 m @ $150/m all inclusive	$1,650,000
Underground Drilling Dodger Zone –	2000 m @ $160/m all inclusive	800,000
Surface trenching	10 days @ $1500/day	15,000
Consultants – geological mapping, supervis ions, interpretations		180,000
Field crew		80,000
Laboratory analysis	3000 samples at $20	110,000
Dewatering Invincible Mine workings –	100 days @ $250/day	80,000
Rentals, consumables, travel		50,000
Reporting/drafting		30,000
Subtotal		$2,995,000
10% Contingency		300,000
Tungsten Exploration Phase Budget Total		**$3,295,000**

Molybdenum Exploration Program		
Drilling inclusive	3000m @ $160/m (all)	$480,000
Consultants – geological mapping, supervisions, interpretations		40,000
Field crew		50,000
Laboratory analysis	1000 samples @ $25/sample	25,000
Metallurgical analysis of drill core	2 samples at $15000/sample	30,000
Rentals, consumables, travel		10,000
Reporting/drafting		15,000
Subtotal		$650,000
10% Contingency		65,000
Molybdenum Exploration Phase Budget Total		**$715,000**

Preliminary Scoping Program		
Mine Planning and Scoping study		$50,000
Consultants – groundwater and surface water mapping, interpretations		10,000
Surface topographical surveying and preliminary facility sitting		10,000
Tungsten metallurgical research and study		5,000
Environmental study and field sampling		10,000
Rentals, consumables, travel		5,000
Reporting/drafting		10,000
SUBTOTAL		$100,000
10% Contingency		10,000
Preliminary Scoping Budget Total		**$110,000**
GRAND ESTIMATED BUDGET TOTAL, ALL PHASES		**$4,120,000**

The exploration program was supervised by Perry B. Grunenberg, P.Geo., of PBG Geoscience of Kamloops, BC. Mr. Grunenberg is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

The resource estimations were completed by Gary H. Giroux, BA, Sc., MA, Sc., consulting geological engineer, of North Vancouver, BC, and was the author of the independent technical report from which this information was taken and is responsible for the resource estimations.

Fiscal 2007 exploration on the Jersey-Emerald Property will be based on the above budget, if funding is available to the Company.

4.4.3 OTHER PROPERTIES

In addition to the Kena Property and Jersey-Emerald Property, the Company holds interests in the Stephens Lake – Trout Claim Group, Manitoba.

Stephens Lake – Trout Claim Group, Manitoba

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba. In order to facilitate the exploration of the property, Cream Minerals Ltd., ValGold Resources Ltd., and the Company (collectively, for this section, the "Companies") agreed to pool their three respective and contiguous exploration licenses, so that each would hold an undivided one-third interest in all three of the exploration licenses subject to the BHP Billiton Agreement (described below). The combined exploration licenses are referred to as the Stephens Lake Property. The three companies have since acquired a fourth Mineral Exploration Licence (Number 113B), situated to the north of, and contiguous with, the property previously optioned to BHP Billiton Diamonds Inc. ("BHP Billiton"). The combined property, totalling 174,018 hectares, is referred to as the Stephens Lake Property.

In January 2004, the Companies entered into an agreement with BHP Billiton, whereby BHP Billiton was granted the option to acquire up to a 70% undivided interest in the Stephens Lake Property.

The Companies also jointly entered into an agreement with 4378831 Manitoba Ltd. to option a 75% interest in two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares. The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionors. Under the terms of the agreement the Companies have agreed to make total cash payments of $110,000 ($23,333 paid) and issue 200,001 common shares (66,667 shares in the capital of each of the Companies.) (50,001 issued) to 4378831 Manitoba Ltd. over a 36-month period. In addition, the Companies were to incur exploration expenses of not less than $5,000 by July 2005, $50,000 cumulative prior to July 2006 and $250,000 cumulative prior to July 2007. Upon the vesting of the 75% interest as set out above, the Companies and 4378831 Manitoba Ltd. are to enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

In March 2004, BHP Billiton flew a large airborne magnetics survey over the property to identify ultra-mafic targets within a stratigraphic package believed to be an extension of the Thompson Nickel Belt. Several bodies of interest were defined during the aeromagnetic survey and were followed up with a VTEM helicopter electromagnetic survey to determine if the targets were possibly conductive nickel-sulphide mineralization.

The VTEM survey defined an extensive, stratigraphic package of linear coincident electromagnetic and magnetic features. As Ni-Cu-PGE mineralization is usually both magnetic and conductive, targets were selected along these trends where structural complexities and more intense geophysical responses were apparent. A four-hole diamond-drilling program was undertaken by BHP in March 2005 but due to weather conditions had to be abandoned before the first hole was completed. Drilling was carried out in March 2006. Approximately 1,000 metres of diamond drilling in two holes were completed by BHP Billiton in March 2006. During the period, the Company received notice from BHP Billiton that they would be withdrawing from the agreement on the Stephens Lake Property. Five holes were drilled by BHP Billiton. Results from the final report received from BHP Billiton were received in August

2006, and the Companies are determining whether any further work will be undertaken on untested targets, or if the property interest will be terminated, or at a minimum, reduced in size. The BHP Billiton report states that another attempt is warranted to test the Trout 01 target with a more effective hole. The objective would be to drill at an angle of -70° south to better intersect the north dipping conductor and probable steeply dipping ultramafic to penetrate the bottom contact with the country rock, and to do down-hole EM probing.

In fiscal 2006, the Company expended $16,579 relating to acquisition costs reimbursed due to funds recovered from BHP Billiton for payments of cash and value of common shares paid to the optionor of the Trout Claim Group, and exploration expenses of $19,554, as compared to expenses incurred of $2,069 in fiscal 2005. The Company issued 16,667 common shares at a price of $0.195 per common share and made a payment of $13,333 to the optionor of the property.

The Company has not made any plans regarding its fiscal 2007 exploration on the Stephens Lake Property.

ITEM 5: DIVIDENDS

There are no restrictions that could prevent the Company from paying dividends; however, the Company has not paid any dividends on its common shares since incorporation and has no present intention of paying dividends as it anticipates that all available funds will be used to finance the growth of the Company.

ITEM 6: DESCRIPTION OF CAPITAL STRUCTURE

6.1 GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of Preference Shares. At March 31, 2007, there are 72,105,134 common shares and no Preference Shares issued and outstanding. The holders of common shares are entitled to receive notice of and attend all meetings of shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. The holders of common shares are entitled to dividends, if, as and when declared by the board of directors of the Company. The common shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

The Company's board of directors has approved the adoption of a Shareholder Rights Plan (the "Rights Plan"). Shareholder approval of the Rights Plan was obtained at the annual and special general meeting of the Company's shareholders, held on April 27, 2007. The TSX Venture Exchange has accepted the Rights Plan.

The Rights Plan has been implemented by way of a rights plan agreement (the "Rights Plan Agreement") which has been designed to protect shareholders from unfair, abusive or coercive takeover strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The board of directors of the Company (the "Board") considered that the adoption of the Rights Plan was desirable and in the interests of all of the Company's shareholders. The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public takeover bid or tender offer for the common shares of the Company, to pursue alternatives, which could enhance shareholder value. These alternatives could involve the review of other takeover bids or offers from other interested parties to provide shareholders desiring to sell the Company's common shares with the best opportunity to realize the maximum sale price for their common shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The directors need time in order to have any real ability to consider these alternatives.

Effective as at October 31, 2006, the rights (the "Rights") were issued and attached to all of Sultan's outstanding common shares. A separate rights certificate will not be issued until such time as the Rights become exercisable (which is referred to as the "separation time"). The Rights will become exercisable only if a person, together with his or its affiliates, associates and joint actors ("Non-Permitted Bidders"), acquires or announces its intention to acquire

beneficial ownership of Sultan common shares which when aggregated with its current holdings total 20% or more of the outstanding Sultan common shares (determined in the manner set out in the Rights Plan) otherwise than by way of a "Permitted Bid." The Rights may permit shareholders (other than Non-Permitted Bidders) to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a "Permitted Bid", which is defined as a bid which is outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares, subject to other specified conditions as detailed in the Rights Plan.

The Company has no knowledge of any pending or threatened takeover bids for the Company, and has no reason to believe that any takeover offer for the Company's shares is imminent, nor did it have any such knowledge or belief at the time the Rights Plan was adopted.

ITEM 7: MARKET FOR SECURITIES

7.1 TRADING PRICE AND VOLUME

The Company's common shares are listed and posted for trading on the TSX Venture Exchange under the symbol SUL.

The following table provides information as to the high, low and closing prices of the Company's shares during the twelve months of the most recently completed financial year and the subsequent period up to and including March 2007, as well as the volume of shares traded for each month:

Trading Price and Volume on the TSX Venture Exchange

Recent Year 2006	High ($)	Low ($)	Volume
January 2006	0.19	0.11	3,694,400
February 2006	0.19	0.14	5,229,300
March 2006	0.20	0.15	3,083,700
April 2006	0.25	0.18	4,638,700
May 2006	0.25	0.18	4,271,600
June 2006	0.22	0.15	1,514,800
July 2006	0.23	0.15	1,585,500
August 2006	0.21	0.18	973,600
September 2006	0.21	0.15	1,088,400
October 2006	0.17	0.13	1,740,500
November 2006	0.21	0.13	2,980,700
December 2006	0.18	0.14	1,728,100
January 2007	0.20	0.15	1,342,100
February 2007	0.20	0.16	1,886,400
March 2007	0.27	0.16	8,583,400

7.2 PRIOR SALES

The following table provides disclosure as the securities of the Company issued but not listed on the TSX Venture Exchange as of March 31, 2007.

Date Issued	Type of Security	Number Issued	Exercise/ Conversion Price ($)	Expiry Date
May 16, 2004	Stock options	701,000	0.32	May 16, 2007
July 6, 2004	Stock options	3,020,000	0.15	July 6, 2009
June 10, 2005	Stock options	1,990,000	0.10	June 10, 2010
June 21, 2006	Stock options	2,650,000	0.17	June 21, 2011
March 29, 2007	Stock options	250,000	0.25	March 29, 2012
March 29, 2007	Stock options	250,000	0.40	March 29, 2012
March 29, 2007	Stock options	250,000	0.60	March 29, 2012
July 20, 2005	Warrants	1,360,080	0.15	July 20, 2007
September 16, 2005	Warrants	749,999	0.18	September 16, 2007
February 28, 2006	Warrants	1,998,500	0.17	February 28, 2008
February 28, 2006	Agent's Unit Warrants (shares issuable upon exercise of Unit)	220,250	0.12	February 28, 2008
February 28, 2006	Agent's Unit Warrants (shares underlying warrants issuable upon exercise of Unit)	110,125	0.17	February 28, 2008
May 30, 2005	Warrants	1,000,000	0.30	May 30, 2007
February 28, 2006	Agent's Warrants	99,875	0.17	Februrary 28, 2008
October 18, 2005	Warrants	555,000	0.25	October 18, 2007
October 18, 2005	Finders Warrants	111,000	0.25	October 18, 2007
October 18, 2005	Warrants	906,362	0.25	October 18, 2008
October 18, 2006	Finder's Warrants	125,025	0.25	October 18,2008
January 11, 2007	Warrants	9,375,000	0.25	January 11, 2009
January 11, 2007	Agent's Warrants	937,500	0.16	January 11, 2009
January 11, 2007	Underlying Warrants	937,500	0.25	January 11, 2009

ITEM 8: ESCROWED SHARES

The Company has no shares in escrow.

ITEM 9: DIRECTORS AND OFFICERS

9.1 NAME, OCCUPATION AND SECURITY HOLDING

The names, positions or offices held with the Company, province and country of residence, and principal occupation of the directors and officers of the Company as at April 22, 2007, are as follows:

Name, Office Held and Municipality of Residence	Director or Officer Since	Principal Occupation for The Previous Five Years
Frank A. Lang, P. Eng. Chairman and Director West Vancouver British Columbia Canada	June 15, 1989	Chairman of the Company, Chairman, President and Director of Cream Minerals Ltd., Director and/or Officer of several natural resource companies.
Arthur Troup, (1) P.Eng. President and Chief Executive Officer, West Vancouver British Columbia Canada	June 15, 1989	President and Chief Executive Officer of the Company, Vice President, Exploration, Cream Minerals Ltd.

Name, Office Held and Municipality of Residence	Director or Officer Since	Principal Occupation for The Previous Five Years
Sargent H. Berner [(1)] Director Vancouver, British Columbia, Canada	June 27, 1996	Business Consultant and President, Kent Avenue Consulting Ltd., formerly Associate Counsel of DuMoulin Black, Barristers & Solicitors; Partner at DuMoulin Black until January 1, 2005
Benjamin Ainsworth, [(1)] P.Eng. Director Vancouver, British Columbia Canada	June 15, 1989	Consulting Geological Engineer Director and/or officer of other natural resource companies
Shannon M. Ross, [(2)] CA, Chief Financial Officer and Corporate Secretary Burnaby, British Columbia Canada	January 31, 2000	Chief Financial Officer and Corporate Secretary of the Company since January 2000, and other companies administered by LMC Management Services Ltd.

(1) *Member of the audit committee.*

(2) *Officer Only.*

There is no executive committee.

The directors of the Company are elected and hold office until the next annual general meeting of the shareholders, unless any director resigns, is removed, or becomes disqualified earlier.

As at March 31, 2007, the directors and executive officers of the Company as a group, beneficially own, directly or indirectly, or exercise control or direction over 7,589,754 common shares or 10.53% of the voting common shares of the Company.

9.2 CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially, the control of the Company is as of the date of this AIF, or has been in the last ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. To the knowledge of the Company, in the past ten years before the date of this AIF, no director, executive officer, or shareholder holding a sufficient number of securities of the Company to materially affect control of the Company has become bankrupt, made a proposal under any legislation related to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manger or trustee appointed to hold the assets of the director, officer or shareholder.

9.3 CONFLICTS OF INTEREST

Management, administrative, geological and other services have been provided by LMC, a private company held jointly by the Company and other public companies, to provide services on a full-cost recovery basis to the various individuals, partnerships and corporate entities currently sharing office space with the Company.

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in

which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the terms of such participation. In the event that such conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such participation or such terms. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors and officers conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia, who shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

To the knowledge of management there are no existing or potential conflicts of interest between the Company, any subsidiary of the Company and a director or officer of the Company, except as disclosed herein.

ITEM 10: PROMOTERS

Frank A. Lang, Chairman of the Board and a director of the Company, took the initiative in founding the Company and accordingly may be considered a promoter of the Company. As at March 31, 2007, Mr. Lang beneficially owns, directly and indirectly, 5,967,383 common shares representing 8.28% of the issued and outstanding shares of the Company. Mr. Lang, through his privately held management company, Lang Mining Corporation, receives $2,500 per month for services rendered. Mr. Lang has also received share purchase options of the Company from time to time.

ITEM 11: LEGAL PROCEEDINGS

Not Applicable.

ITEM 12: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Management, administrative, geological and other services are provided by LMC, a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. Total services and costs recovered totalled $349,658 in the year ended December 31, 2006.

ITEM 13: TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is Computershare Investor Services Inc. Transfers may be effected and registration facilities are maintained at 510 Burrard Street, Vancouver British Columbia V6C 2T5.

ITEM 14: MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recent completed financial year, or prior to the most recently completed financial year which are in force and effect and which may be regarded as presently material.

Pursuant to the closing of the Company's private placement financing completed on January 11, 2007 with Northern Securities Inc. (the "Agent") for 9,375,000 Units (each Unit consisting of one common share and one-half of one common share purchase warrant, with each whole warrant being exercisable for 24 months from the date of issue at a price of $0.25), at a price of $0.16 per Unit. In consideration for the services performed by the Agent under the Agency Agreement, the Company agreed to pay the Agent on the closing of the private placement an Agent's fee consisting of a cash payment equal to 10% of the gross proceeds received by the Company from the sale of Units, and that number of Agent's warrants which is equal to 10% of the number of Units sold. Agents' warrants entitle the holder to purchase Units at a price of $0.16 per Unit. The Units issued upon exercise of Agent's warrants consisted of one common share and one-half of one share purchase warrant. Each whole Agent's warrant is exercisable for 24 months from the date of issue at a price of $0.25 per Agent's warrant share.

ITEM 15: INTEREST OF EXPERTS

The following persons, firms and companies are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under *National Instrument 51-102 Continuous Disclosure Obligations* in respect of Sultan's most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or company:

Name[1]	Description	Interest in Sultan[2]
Morgan and Company, Chartered Accountants	Provided an auditor's report dated March 9, 2007, in respect of Sultan's balance sheet for the year ended December 31, 2006, and the statements of operations and deficit, shareholders' equity and cash flows for the year ended December 31, 2006	Nil
Perry Grunenberg, P.Geo., of PBG Geoscience, Kamloops, BC,	An "independent qualified person" for the purpose of National Instrument 43-101, is the Company's Jersey-Emerald project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".	Nil
Linda Dandy, P.Geo., of P&L Geological Services, Lac Le Jeune, BC,	An "independent qualified person" for the purpose of National Instrument 43-101, is the Company's Kena project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".	411,000 stock options at prices ranging from $0.15 to $0.32
Gary Giroux, P.Eng., of Giroux Consultants Ltd., Vancouver, BC,	An "independent qualified person" for the purpose of National Instrument 43-101, completed a preliminary resource estimate for the Kena Gold Property filed in a National Instrument 43-101 compliant report on June 3, 2004.	Nil

(1) None of the experts identified above is or is expected to be elected or appointed or employed as a director, officer or employee of the Company.

(2) Refers to all registered and beneficial interest, direct or indirect, in any securities or other property held by an expert or designated professional of that expert either (a) while preparing the report/valuation/certified statement; and (b) after preparing the report/valuation/certified statement.

ITEM 16: ADDITIONAL INFORMATION

The information contained in this Annual Information Form is as at December 31, 2006 and as at March 30, 2007, unless otherwise stated. Additional information is provided in the Company's management proxy circular dated March 22, 2007 for its Annual and Extraordinary General Meeting of shareholders to be held on April 27, 2007, which contains further information, including information relating to directors' and officers' remuneration and indebtedness, principal holders of voting securities, options to purchase securities, related party transactions and interest of insiders in material transactions; and the Company's financial statements and MD&A for its most recently completed financial year. These documents may be found under the Company's profile on SEDAR at www.sedar.com.

Copies of the above materials and the Company's AIF will be provided to any person, upon written request to the Secretary of the Company, c/o Sultan Minerals Inc., Suite 1400, 570 Granville Street, Vancouver B.C. Canada V6C 3P1.

Under Multilateral Instrument 52-110 – Audit Committees ("MI 52-110"), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee's charter, composition of the audit committee and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its audit committee:

The Audit Committee's Charter

The following is the text of the Audit Committee's Charter:

AUDIT COMMITTEE CHARTER

1.0 PURPOSE

1.1 The Audit Committee (the "Committee") is a standing committee of the Board of Directors (the "Board") of Sultan Minerals Inc. ("Sultan") charged with assisting the Board in fulfilling its responsibility to the shareholders and investment community. Its role is to:

(a) serve as an independent and objective party to oversee Sultan's accounting and financial reporting processes, internal control system and audits of its financial statements;

(b) review and appraise the audit efforts of Sultan's external auditors; and

(c) provide an open avenue of communication among the external auditors, financial and senior management and the Board.

2.0 COMMITTEE MEMBERSHIP

2.1 The Board of Sultan shall annually appoint a minimum of three directors to the Committee, a majority of whom shall be directors of Sultan who are independent of management and free from any material relationship that, in the opinion of the Board, would interfere with the director's exercise of independent judgement as a member of the Committee.

2.2 All members of the Committee must be financially literate, or if not financially literate at the time of their appointments, must become so within a reasonable period of time following their appointments. For the purposes of this Charter, the definition of "financially literate" is the ability to read and understand a balance sheet, an income statement and a cash flow statement. The definition of "accounting or related financial management expertise" is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

2.3 Members of the Committee shall be appointed at the first meeting of the Board of Directors held following each Annual General Meeting of Sultan.

2.4 A member may resign from the Committee and may be removed and replaced at anytime by the Board of Directors. A member of the Committee will automatically cease to be a member at such time as that individual ceases to be a director of Sultan.

3.0 CHAIR OF THE COMMITTEE

3.1 The Board shall in each year appoint a Chair of the Committee from among the members of the Committee. In the Chair's absence, or if the position is vacant, the Committee may select another member to act as interim Chair.

3.2 The Chairman of the Audit Committee has the responsibility to ensure that the Committee executes its mandate to the satisfaction of the Board.

Specific Role and Responsibilities

In cooperation with the Chief Financial Officer, the Chairman of the Audit Committee will:

- *Prepare the Committee meetings' agendas to ensure that all tasks of the Committee are covered in a timely fashion and that each topic is documented in a manner that allows the making of informed recommendations to the Board.*

- *Ensure that follow-up matters are being addressed.*

- *Direct the Committee's meetings in a manner that facilitates the exchange of constructive and objective points of view and opinions, that encourages all Committee members to participate and that is conducive to good decision-making. Also ensure that there are private sessions that allow the Committee to meet with the external auditors separately from management and vice-versa.*

- *Ensure that the meetings' minutes properly reflect the discussions, recommendations and disagreements, if any, and that they are circulated in a timely fashion to the other members of the Committee and to the Board subsequently. The Chairman is responsible for reporting to the Board the finding of the Committee.*

- *Maintain a close liaison with the Chairman of the Board and cooperate with him on any issue facing the Committee or any special request he might have.*

- *Maintain a direct and personal line of communication with the external auditors in a manner to ensure their full independence with management. He will cooperate with the external auditors to find the best process to address any concern that they may have regarding the affairs of the Company.*

- *Promote the annual review of the Committee's performance including the review of his own performance on a planned basis and encourage ways and means to ensure that the scope of the mandate consistently reflects the requirements of the various regulators, as well as accounting and auditing profession standards.*

- *Ensure that communications regarding the Audit Committee's work and duties in the information circular are accurate.*

- *Work with the Executive Compensation and Corporate Governance Committee in the evaluation of the performance of the CFO and the review and establishment of his or her individual objectives.*

4.0 ***RESPONSIBILITIES***

4.1 *The Committee is responsible to:*

Audit

(a) *make recommendations to the Board regarding the selection and compensation of the external auditor to be engaged to prepare or issue an auditor's report or perform other audit, review or attest services for Sultan who shall report directly to the Committee;*

(b) *obtain and review a report from the external auditor at least annually regarding:*

(i) *the external auditor's internal quality-control procedures;*

(ii) *any material issues raised by the most recent internal quality-control review, or peer review, of the external audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;*

(iii) *any steps taken to deal with any such issues; and*

(iv) *all relationships between the external auditor and Sultan including non-audit services,*

(c) *evaluate the qualifications, performance and independence of the external auditor, including considering whether the external auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, taking into account the opinions of management and, internal auditors and to present its conclusions with respect to the external auditor to the Board;*

(d) *satisfy itself of the rotation of the audit partners as required by law and consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis;*

(e) *meet with the external auditor and financial management of Sultan to review the scope of the proposed audit for the current year and the audit procedures to be used;*

(f) *oversee the work of the external auditor engaged to prepare or issue an auditor's report or perform other audit, review or attest services for Sultan, including the resolution of any disagreements between management and the external auditor regarding financial reporting;*

(g) *pre-approve all non-audit services to be provided to Sultan or any of its subsidiaries by Sultan's external auditor;*

(h) *review the performance of the external auditors;*

(i) *review with management and the external auditors:*

(i) *Sultan's audited financial statements and footnotes, MD&A and any annual or interim earnings press releases before Sultan publicly discloses this information;*

(ii) *any significant changes required in the external auditors' audit plan and any serious difficulties or disputes with management encountered during the course of the audit; and*

(iii) *other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards.*

(j) *satisfy itself that Sultan's annual audited financial statements are fairly presented in accordance with applicable Canadian generally accepted accounting principles and recommend to the Board whether the annual financial statements should be approved and included in Sultan's Annual Report;*

(k) review with the external auditors and management the quality of Sultan's accounting principles as applied in its financial reporting process and any proposed changes in accounting principles;

(l) satisfy itself that Sultan has implemented appropriate systems of internal control over accounting, financial reporting and the safeguarding of the Company's assets and other "risk management" functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of corporate performance in light of applicable risks) affecting Sultan's assets, management and financial and business operations and that these are operating effectively;

(m) establish procedures for the receipt, retention and treatment of complaints received by Sultan regarding accounting, internal accounting controls, or auditing matters and for the confidential, anonymous submission by Sultan's employees of concerns regarding questionable accounting or auditing matters.

(n) review and approve Sultan's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of Sultan; and

(o) perform any other activities consistent with this Charter, the Company's Articles of Association and governing law, as the Committee or the Board deems necessary or appropriate.

4.2 The Committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of Section 4.1(g) above, provided that the pre-approval by any member to whom authority has been delegated must be presented to the Committee at its first scheduled meeting following such pre-approval.

5.0 MEETINGS

5.1 The Chairman will appoint a secretary who will keep minutes of all meetings (the "Secretary"). The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

5.2 No business shall be transacted by the Committee unless a quorum of the Committee is present or the business is transacted by resolution in writing signed by all members of the Committee. A majority of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one half of the number of members plus one shall constitute a quorum.

5.3 The Committee shall meet as often as it deems necessary to carry out its responsibilities but not less frequently than quarterly.

5.4 The time at which, and the place where the meetings of the Committee shall be held, and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the articles of association of Sultan or otherwise determined by resolution of the Board.

5.5 Meetings may be held in person, by teleconferencing or by videoconferencing.

5.6 Any decision made by the Committee shall be determined by a majority vote of the members of the Committee present. A member will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

5.7 Minutes of the Committee will be kept by the Secretary. The approved minutes of the Committee shall be circulated to the Board forthwith and shall be duly entered in the books of Sultan.

6.0 ACCESS TO MANAGEMENT AND OUTSIDE ADVISORS

6.1 The Committee shall have full, free and unrestricted access to management and employees and to the relevant books and records of Sultan.

6.2 The Committee may invite such other persons (e.g. the CEO, CFO, Controller) to its meetings, as it deems necessary.

6.3 The Committee shall have the authority to

(a) *retain independent legal, accounting or other relevant advisors as it may deem necessary or appropriate to allow it to discharge its responsibilities; and*

(b) *set and pay the compensation of any such advisors, at the expense of Sultan.*

6.4 *Any advisors retained shall report directly to the Committee.*

7.0 ***REPORTING REQUIREMENTS***

7.1 *The Committee shall make regular reports to the Board following meetings of the Committee.*

8.0 ***ANNUAL REVIEW AND ASSESSMENT***

8.1 *The Committee shall review and assess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.*

8.2 *The performance of the Committee shall be reviewed annually by the Company's Corporate Governance Committee.*

9.0 ***REMUNERATION***

9.1 *The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.*

Composition of the Audit Committee

The following directors are members of the Audit Committee as at March 31, 2007:

Frank A. Lang	Not independent	Financially literate [2]
Sargent Berner	Independent	Financially literate [2]
Benjamin Ainsworth	Independent [1]	Financially literate [2]

[1] A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgement.

[2] An individual is finically literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

? Mr. Frank A. Lang has a P. Eng, and is the Chairman of the Company. Mr. Lang serves and has served on the boards of several natural resource companies over the past 40 years.

? Mr. Benjamin Ainsworth is a Consulting Geological Engineer and is a director and/or officer of several other natural resource companies. He has served on the board of numerous natural resource companies over the past 40 years.

? Mr. Sargent Berner, LLM, business consultant, is the former Chairman of the Audit Committee, and was a partner at DuMoulin Black, LLP, Barristers and Solicitors until January 1, 2005, and Associate Counsel until April 2006. Mr. Berner has extensive experience in the mining industry, and is currently a director of and is on the audit committee of Cream Minerals Ltd., ValGold Resources Ltd., Emgold Mining Corporation and several other publicly traded companies.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on any of the exemptions in the following sections of MI 52-110: Section 2.4 *(De Minimis Non-audit Services)*, Section 3.2 *(Initial Public Offerings)*, Section 3.3(2) *(Controlled Companies)*, Section 3.4 *(Events Outside Control of Member)*, Section 3.5 *(Death, Disability or Resignation of Audit Committee Member)*, Section 3.6 *(Temporary Exemption for Limited and Exceptional Circumstances)* or Section 3.8 *(Acquisition of Financial Literacy)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110 *(Exemptions)*.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Committee is responsible for the pre-approval of all audit, audit-related and non-audit services provided by the independent auditor. The Chairman of the Committee is responsible for proper implementation of and compliance with this policy.

External Auditor Service Fees (By Category)

The aggregate amounts billed by the Company's auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending December 31	Audit Fees [1]	Audit Related Fees [2]	Tax Fees [3]	All Other Fees [4]
2006	$ 9,100	NIL	$ 450	Nil
2005	$ 6,300	Nil	$ 500	Nil

END

[1] The aggregate audit fees billed.

[2] The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements which are not included under the heading "Audit Fees."

[3] The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

[4] The aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".